Filed pursuant to Rule 424(b)(3)
Registration No. 333-174337

PROSPECTUS
PENINSULA GAMING, LLC
PENINSULA GAMING CORP.

Offer to Exchange

$80,000,000
8⅜% Senior Secured Notes due 2015

and

$50,000,000
10¾% Senior Unsecured Notes due 2017

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, our new registered 8⅜% Senior Secured Notes due 2015 (the “secured exchange notes”) for all of our outstanding unregistered 8⅜% Senior Secured Notes due 2015 (the “secured outstanding notes”) and our new registered 10¾% Senior Unsecured Notes due 2017 (the “unsecured exchange notes”) for all of our outstanding unregistered 10¾% Senior Unsecured Notes due 2017 (the “unsecured outstanding notes”).  In this prospectus, the term “outstanding notes” refers collectively to the secured outstanding notes and the unsecured outstanding notes and the term “exchange notes” refers collectively to the secured exchange notes and the unsecured exchange notes.  We sometimes refer to the outstanding notes and the exchange notes collectively as the “Notes.”  Exchange notes will be issued in denominations of $2,000 principal amount and integral multiples of $1,000 in exchange for outstanding notes in minimum denominations of $2,000 and integral multiples of $1,000.  The CUSIP numbers for the secured outstanding notes are 707132AP1 and U70601AD8.  The CUSIP numbers for the unsecured outstanding notes are 707132AN6 and U70601AC0.

Material terms of the exchange offer:

·
The terms of the exchange notes we will issue in the exchange offer will be substantially identical to the terms of the outstanding notes, except that transfer restrictions and registration rights relating to the outstanding notes will not apply to the exchange notes.

·	The exchange offer expires at 5:00 p.m., New York City time, on August 4, 2011, unless extended.

·
The exchange offer is subject only to the conditions that the exchange offer will not violate any applicable law or any interpretation of applicable law by the staff of the Securities and Exchange Commission (the “SEC”).

·	All outstanding notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer will be exchanged.

·	Tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

·	We will not receive any proceeds from the exchange offer.

·
The secured exchange notes will be treated as a single series with the $240,000,000 in aggregate principal amount of 8⅜% Senior Secured Notes due 2015 we issued on August 6, 2009 and the unsecured exchange notes will be treated as a single series with the $305,000,000 in aggregate principal amount of 10¾% Senior Unsecured Notes due 2017.

·	We do not intend to apply for listing of the exchange notes on any securities exchange.

·	Any outstanding notes not validly tendered will remain subject to existing transfer restrictions.

·
The exchange of exchange notes for outstanding notes will not be a taxable transaction for U.S. federal income tax purposes, but you should see the discussion under the heading “Certain U.S. Federal Income Tax Consequences” on page 151 or more information.

·	We can amend or terminate the exchange offer.

For a discussion of factors that you should consider before you participate in the exchange offer, see “Risk Factors” beginning on page 12 of this prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus is July 6, 2011.

________________

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.  The letter of transmittal relating to the exchange offer states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).  This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities.  We have agreed that, for a period of up to 90 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer, at such broker-dealer’s request, for use in connection with any such resale.  See “Plan of Distribution.”
________________

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS.  WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON, OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL.  YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION.  THIS PROSPECTUS AND THE ACCOMPANYING LETTER OF TRANSMITTAL DO NOT OFFER TO SELL OR ASK YOU TO BUY ANY SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL.  THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE NOTES.

i

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES (“RSA 421-B”) WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONSOF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

________________

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this offering circular concerning our business lines, our industry and its segments and related markets and our general expectations concerning our industry and its segments and related markets are based on management estimates. Such estimates are derived from publicly available information released by third-party sources, as well as data from our internal research and on assumptions made by us based on such data, which we believe to be reasonable, and our knowledge of such industry and markets.

While we believe that the industry and similar data presented herein that is derived from information released by third-party sources is accurate, we have not independently verified this information and cannot guarantee its accuracy. Industry and market data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors.”

ii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

            Some statements contained in this offering circular constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the words “may,” “estimate,” “intend,” “continue,” “believe,” “expect” or “anticipate” and other similar words. These forward-looking statements generally relate to plans and objectives for future operations and are based upon management’s reasonable estimates of future results or trends. Although we believe that the plans and objectives reflected in or suggested by such forward-looking statements are reasonable, such plans or objectives may not be achieved. Actual results may differ from projected results due, but not limited, to unforeseen developments, including developments relating to the following:

•
the availability and adequacy of our cash flows to satisfy our obligations, including payment obligations under the Notes and the PGL Credit Facility (as defined herein) and additional funds required to support capital improvements, complete the Kansas Star (as defined herein) development and pursue future developments;

•	economic, competitive, demographic, business, regulatory, political and other conditions in our local and regional markets;

•	changes or developments in the laws, regulations or taxes in the gaming and horse racing industry;

•
actions taken or omitted to be taken by third parties, including customers, suppliers, competitors, members and shareholders, as well as legislative, regulatory, judicial and other governmental authorities;

•
changes in business strategy, capital improvements, development plans, including those due to environmental remediation concerns, or changes in personnel or their compensation, including federal, state and local minimum wage requirements;

•	the loss of any license or permit, including the failure to obtain an unconditional renewal of a required gaming license on a timely basis;

•
the termination of our operating agreement with the Dubuque Racing Association and/or the Worth County Development Authority or the failure of either such organization to continue as our “qualified sponsoring organization;”

•	the loss or temporary closure of our facilities due to casualty, weather, mechanical failure or any extended or extraordinary repairs, maintenance or inspection that may be required;

•	changes in federal or state tax obligations;

•
potential exposure to environmental liabilities, changes or developments in the laws, regulations or taxes affecting the gaming or horse racing industry or a decline in the public acceptance of gaming or horse racing and other unforeseen difficulties associated with our operations;

•
failure to meet the contractually-obligated construction dates, or delays or cost overruns related to the construction of the Kansas Star, as described in further detail herein, or delays in obtaining requisite governmental approvals related to the operation of the Kansas Star;

•	adverse outcomes of any legal proceedings in which we may become involved from time to time;

•
adverse circumstances, changes, developments or events relating to or resulting from our ownership and control of Diamond Jo, LLC, a Delaware limited liability company (“DJL”), The Old Evangeline Downs, L.L.C., a Louisiana limited liability company (“EVD”), Diamond Jo Worth, LLC, a Delaware limited liability company (“DJW”), Belle of Orleans, L.L.C., a Louisiana limited liability company (“ABC”) and Kansas Star Casino, LLC, a Kansas limited liability company (“KSC”); and

•	other factors discussed herein under the caption “Risk Factors” and in our filings with the SEC incorporated by reference herein.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these and other risks, uncertainties and assumptions, the forward-looking events discussed in this offering circular might not occur. You should read this offering circular completely and with the understanding that actual future results may be materially different from what we expect. We do not plan to update forward-looking statements even though our situation may change in the future.

  iii

PROSPECTUS SUMMARY

This summary highlights information contained in this prospectus.  It does not contain all of the information that may be important to you.  You should read this entire prospectus carefully, including the sections captioned “Risk Factors,” “Selected Financial Data” and “Capitalization” and the audited financial statements and the notes thereto contained in this prospectus before making an investment decision.

In this prospectus, the terms “PGL,” “Company,” “we,” “us” and “our” refer to Peninsula Gaming, LLC and its subsidiaries, as the context may require.

Overview

We are a casino entertainment company with gaming operations in local markets in Iowa and Louisiana. Founded in 1999, we seek to develop quality gaming operations in highly protected markets and currently own and operate three facilities we developed and built as well as one riverboat facility which we acquired in 2009, as described below. We are beginning development of a new gaming facility in Mulvane, Kansas.

The following summarizes certain features of our gaming properties as of June 9, 2011:

	Diamond Jo	Evangeline Downs	Diamond Jo Worth	Amelia Belle
Opened	December 2008 (replacing previous facility operating since 1994)	December 2003	April 2006 (expansion completed in April 2007)	May 2007 (acquired in October 2009)

Location	Dubuque, Iowa	Opelousas, Louisiana	Northwood, Iowa	Amelia, Louisiana

Size	188,000 square feet (“sq. ft.”)	120,000 sq. ft.	107,013 sq. ft.	89,641 sq. ft.

Gaming	•985 slots •19 table games	•1,424 slots •980 horse capacity	•968 slots •22 table games	•842 slots •17 table games

Amenities	•904 person capacity entertainment venue •30-lane bowling center •133-seat steakhouse •184-seat buffet •124-seat sports bar •46-seat deli/coffee shop	•Seasonal thoroughbred and quarterhorse horses •Five off-track betting parlors •94-seat steakhouse •368-seat buffet •98-seat cafe •1,200-seat event center •Third-party 117-room hotel	•525-seat entertainment venue •7 table poker room •114-seat steakhouse •190-seat buffet •52-seat Burger King •21-seat Subway restaurant •Third-party 102-room hotel	•3 table poker room •153-seat buffet •Banquet room

Parking	1,898 parking spaces	2,345 parking spaces	1,283 parking spaces	597 parking spaces

 Operating Strategy

Our operating strategy focuses on three main areas:

•
Capitalizing on our recently constructed, state-of-the-art principal entertainment venues. Three of our facilities are land-based and have been constructed from the ground up within approximately the last seven years, including the Diamond Jo in Dubuque, Iowa, which opened to the public in December 2008 to replace our former riverboat facility located there. In addition, our Amelia Belle riverboat was substantially renovated prior to its opening in Amelia, Louisiana in May 2007, and we completed another $7.5 million renovation after our acquisition of the facility in 2009. At each of our facilities, our team members are dedicated to providing exceptional guest service. In addition, our management team continues its focus on delivering a tailored mix of slot machines and table games as well as offering high quality, comprehensive dining and entertainment amenities for the local markets that we serve. We believe the quality of our venues and dedicated service is what differentiates us from our competitors.

•
Targeted database marketing. Most of our revenue comes from guests located within 100 miles of our facilities. We utilize targeted database marketing strategies to increase visitation and maximize game play and profitability of each guest at our venues through customized incentives and marketing for various levels of play. Our “rewards” program rewards our guests based on their level of play and offers a variety of rewards ranging from free-play on our slot machines to complimentary food to events offered through our many amenities. Our disciplined approach to our database marketing has continued to drive business while maintaining strong operating margins.

•
Branded advertising. We utilize focused advertising dollars on select outdoor, print and television advertising within our markets to create a high level of local brand recognition. The Diamond Jo brand was established over 15 years ago in Dubuque and its association with being a quality local market establishment was instrumental in opening the Diamond Jo Casino in Worth County, Iowa. Evangeline Downs in Opelousas, Louisiana first began racing operations in the area in 1967, and we are able to carry that brand recognition to our several off-track betting/video poker operations within a broader area around Evangeline Downs. After acquiring the Amelia Belle Casino, we retained the Amelia Belle name and we continue to increase its brand recognition throughout the local area.

Business Strengths

Highly Protected Markets. Our properties are located in markets with limited direct competition. Currently, there are no new gaming licenses available in Iowa or Louisiana and, although there was one license recently awarded in Lake Charles, Louisiana, we do not anticipate the awarding of that license will have a material impact on our properties. Therefore, the competitive landscape across our target markets is expected to remain favorable. In central Louisiana, Evangeline Downs is the only racino within a 120-mile radius and the only gaming facility within a 50-mile radius. Among its nearest competitors, Evangeline Downs is differentiated by its diverse suite of quality amenities and ease of access. In Worth County, Iowa, Diamond Jo Worth is the only casino within a 90-mile radius. In Dubuque, the Diamond Jo competes with a dog-track/casino located approximately three miles away. However, our newly completed, $82 million state-of-the-art facility, with its favorable location at the confluence of three major regional highways and within the Port of Dubuque, historically has allowed it to capture a greater market share. At the Amelia Belle Casino, the closest gaming facility is located 30 miles to the northwest; however, the Amelia Belle Casino is the closest facility to the southern Louisiana regional population centers of Morgan City, Houma and Thibodaux, Louisiana. Our new Kansas Star Casino, Hotel and Event Center in Mulvane, Kansas ("Kansas Star") will be the only casino authorized by the state of Kansas for its south central gaming zone. The closest gaming facility to our proposed casino is approximately 55 miles away in Newkirk, Oklahoma.

Emphasis on Slot Play. We emphasize slot machine wagering, which we believe is typically both the highest margin and most predictable component of the gaming industry. Slot machines do not have the staffing requirements of table games nor do they have the variation in hold percentages attributable to “luck” that characterize the table game side of the casino business. We believe that this affords us a more stable and predictable revenue stream, as well as consistently strong margins.

Low Maintenance Capital Expenditures. All of our existing properties were recently built or renovated and require minimal maintenance capital expenditures over the next few years to remain operational and competitive. We opened our new facility at the Diamond Jo in Dubuque in December 2008 at a cost of $82 million. The Diamond Jo Worth opened in April 2006 and an expansion of the property was completed in April 2007 at a total cost of $74 million. Evangeline Downs opened in December 2003 at a cost of $130 million. The Amelia Belle Casino riverboat was substantially renovated prior to its opening in Amelia, Louisiana in May 2007 and we completed another $7.5 million renovation in the first quarter of 2010 after our acquisition of the facility.

Strategically Diverse Property Base. We believe that we benefit from the diverse locations of our properties. In 2010, Evangeline Downs, Diamond Jo, Diamond Jo Worth and Amelia Belle generated 36%, 22%, 27% and 15% of our net revenues, respectively. Furthermore, our regional and jurisdictional risk is well diversified between Iowa and Louisiana on a revenue basis. In addition, all of the properties are located far enough away from each other such that they do not materially overlap in customer base, yet are close enough within their respective regions to enjoy certain operational synergies. The Kansas Star project is also consistent with this strategy.

Proven and Experienced Management Team. Our senior management team is comprised of four individuals with extensive operating and development experience at our gaming properties, and in other regional and national (i.e., Atlantic City and Las Vegas) markets. Our team has established a track record for managing large development projects to completion on time and within budget. They have grown Peninsula from a single riverboat casino property to four properties and, based on results for the year ended December 31, 2010, they will have grown revenues from $45.8 million in 1999 to $315.4 million, equating to a 19% compounded annual growth rate. The senior management team is supported by experienced general managers local to each property.

Kansas Development Project

The state gaming regulations in Kansas provide for four designated gaming zones, with a single state-sanctioned casino to be located in each such zone. Instead of issuing gaming licenses, Kansas regulations authorize a gaming operation through the execution of a management contract between the State of Kansas and the commercial gaming operator. Like a license, the management contract confers the exclusive right to operate the lottery gaming business in the designated gaming zone for a period of 15 years, which may be renewed by the Kansas Lottery Commission. The management contract gives the gaming operator the right to own and develop all of the assets of the casino and related amenities (except for lottery games, including slot machines and table games) and manage the operation of the games on behalf of the State. The gaming operator purchases the games on behalf of the State and transfers title to the State of Kansas for the duration of the contract. If this management agreement were to eventually expire, title to these games would be transferred to the gaming operator if legally permitted, or the games would be sold and the State of Kansas would convey the residual value of such games to the gaming operator. The State of Kansas retains the discretion to renew or renegotiate the management contract at the expiration of the initial 15 year term.

On January 14, 2011, we received final approval by the State of Kansas to develop, construct and operate a casino in the South Central Gaming Zone. Pursuant to the terms of a Lottery Gaming Facility Management Contract (“Kansas Management Contract”), the State will retain 27-31% of gross gaming revenue, based on a tiered revenue structure, and we will receive the balance of gross gaming revenue and retain all non-gaming revenue.

Our facility, to be named the Kansas Star Casino, Hotel & Event Center, will be located in Mulvane, Kansas, approximately 14 miles south of Wichita, Kansas in Sumner County, where gaming is permissible by local referendum. Kansas Star will be situated immediately off Interstate 35 when entering Sumner County from Wichita. Wichita is the largest city in Kansas, and there are approximately 375,000 adults living within 25 miles of our location and approximately 475,000 within 50 miles. Interstate 35 is the main north/south highway between Kansas and Oklahoma, which is located approximately 33 miles south of our location.

The closest gaming facilities in Oklahoma, two Native American casinos, are both located approximately 55 miles from our location and the closest gaming facility in the State of Kansas is located approximately 170 miles from our location.

The Kansas Star will be designed and built to cater to the greater Wichita area market, while also offering a regional destination attraction. Our amenities and marketing programs will focus on local repeat customers, similar to our existing properties. Our prairie-inspired decor will provide a comfortable and relaxing gaming environment. Additionally, we expect our multi-use event facility and equine center to draw visitors from outside the greater Wichita area. The design and construction team for this project includes YWS Architects and Conlon Construction, the same architect and construction manager that designed and built our Diamond Jo casino in Dubuque, Iowa. We have also engaged Cleo Designs for interior design and Populous for the design of our equine center and multi-use event center.

In March 2011, KSC purchased two parcels of land in Mulvane, Kansas totaling approximately 202 acres on which the Kansas Star will be developed. This land effectively gives the Company all the land needed to develop the Kansas Star facility in compliance with the terms of the Kansas Management Contract.  In March 2011, KSC broke ground on the Kansas Star development.

We plan on completing construction of the Kansas Star in two phases. The first phase of the project is expected to include 1,500 slot machines, 42 table games, 10 poker tables, 150 hotel rooms in a third party operated hotel, approximately 2,700 parking spaces, a 250-seat buffet, a 140-seat steakhouse, a sports bar, a two outlet food court, and a 177,000 square foot indoor event center. While the first phase of the project is not expected to be completed until January 2013, KSC plans to begin operating 1,310 slots machines and 32 table games within the event center by January 2012 pending completion of the first phase of the project.  The second phase of the project is expected to include an additional 500 slot machines (thus expanding the total to 2,000 slot machines), an additional 8 table games (bringing the total to 50 table games), the development of an equine complex that includes multiple arenas and barn facilities, parking for 80 recreational vehicles, and 150 additional hotel rooms (bringing the total to 300 rooms). The second phase is scheduled for completion by January 2015.

The Company plans to finance the remaining costs of the project with (i) cash on hand (which includes proceeds from the senior notes offerings completed during the first quarter 2011), (ii) anticipated slot vendor and equipment financing of approximately $41.4 million (which are permitted borrowings under the Company’s existing debt agreements), (iii) cash flow from operations and (iv) if necessary, availability under the PGL Credit Facility (as defined herein), although no assurances can be given that the Company will obtain the full estimated amount of such slot vendor and equipment financing. The Company has executed an agreement with a third party hotel developer/operator to separately build, finance, and operate a hotel as described below. Further, the Company has entered into a loan agreement to acquire furniture, fixtures, and equipment in an amount of up to $14 million, as described below.

KSC has entered into a Development Agreement with Mulvane related to the provision of water, sewer, and electrical utilities to the Kansas Star site.  This agreement sets forth certain parameters governing the use of public financing for the provision of such utilities, through the issuance of general obligation bonds by Mulvane, paid for through the imposition of a special tax assessment on the Kansas Star site payable over 15 years in an amount equal to Mulvane’s obligations under the general obligation bonds.  KSC is utilizing public financing for approximately $12.8 million of publicly owned sewer and water utilities improvements that will serve Kansas Star when it begins future operations.  KSC expects that it would utilize public financing for future expansion of public utilities necessary to serve the business, if any.

On March 23, 2011, KSC and Conlon Construction Co. (“Conlon”) executed an AIA A133-2009 Agreement Between Owner and Construction Manager as Constructor (the “GMP Contract”).  The GMP Contract provides that Conlon will act as Construction Manager for the construction of the Kansas Star project, and that the project will be completed on a “cost of work plus a fee” basis, with a guaranteed maximum price (the “GMP Amount”), and on a designated construction completion schedule.

The GMP Contract effectively limits the total cost of the project to the designated GMP Amount, and imposes financial penalties, including liquidated damages for failing to complete construction by the dates set forth in the Kansas Management Contract.  The GMP Contract provides that Conlon will prepare a preliminary GMP Amount based on Conlon’s estimate of the cost of work, including contingencies, and Conlon’s management fee for each phase of the project.  The final GMP Amount for Phase 1A of the project is expected to be agreed to between KSC and Conlon by the end of the third quarter of 2011.   The GMP Amount for future phases of the project will be established by the parties as the development of the project proceeds.  If the total cost of the project falls below the GMP Amount, certain of the cost savings will be shared 60%/40% between KSC and Conlon, respectively. The GMP Amount is subject to amendment by change orders approved by KSC and the dates for completion of construction may be adjusted as a result of the occurrence of certain events, including force majeure.

The GMP Contract also contains other customary provisions, including provisions relating to the scope of work and responsibilities of the parties, termination, compensation and payment calculations and schedules, indemnification, insurance and bond requirements, dispute resolution and assignment of contract.

 On May 17, 2011, KSC executed an agreement with a third party hotel developer to develop the 300 room hotel at the Kansas Star.  KSC will contribute $1 million, land, and certain site work for the project and the hotel developer will finance, construct, own and operate the hotel.

 On June 2, 2011, KSC and PGL entered into a Loan and Security Agreement with American Trust & Savings Bank to finance the purchase of furniture, fixtures, and equipment for the Kansas Star in an amount of up to $14 million.

Business Structure

PGL is a holding company with no independent operations whose primary assets are its equity interests in the following wholly owned subsidiaries:

•	DJL, which owns and operates the Diamond Jo casino in Dubuque, Iowa;

•	EVD, which owns and operates the Evangeline Downs Racetrack and Casino, or “racino,” in St. Landry Parish, Louisiana, and five off-track betting parlors (“OTB”) in Louisiana;

•	DJW, which owns and operates the Diamond Jo Worth casino in Worth County, Iowa;

•	ABC, which owns and operates the Amelia Belle Casino in Amelia, Louisiana; and

•	KSC, which was formed to own and operates the Kansas Star Casino, Hotel and Event Center in Mulvane, Kansas (“Kansas Star”) which is currently under development.

PGL is a wholly owned subsidiary of Peninsula Gaming Partners, LLC (“PGP”).  PGL’s other subsidiary is Peninsula Gaming Corp. (“PGC”), which has no assets or operations but serves as a co-issuer of the Notes.

Principal Executive Office

Our principal executive office is located at 301 Bell Street, Dubuque, Iowa 52001, and our telephone number at this address is (563) 690-4975.

Purpose of the Exchange Offer

On February 9, 2011, we sold $80,000,000 of aggregate principal amount of our secured outstanding notes and on February 1, 2011 we sold $50,000,000 of aggregate principal amount of our unsecured outstanding notes.  Both of these transactions were consummated through a private placement exempt from the registration requirements of the Securities Act.

Simultaneously with the consummation of the private placements, we entered into registration rights agreements with the initial purchaser of the outstanding notes.  Under the registration rights agreements, we are required to use our reasonable best efforts to cause a registration statement for substantially identical notes, which will be issued in exchange for the outstanding notes, to become effective within 270 days of issuance of the outstanding notes.  You may exchange your outstanding notes for exchange notes in this exchange offer.

We did not register the outstanding notes under the Securities Act or any state securities law, nor do we intend to after the exchange offer.  As a result, the outstanding notes may only be transferred in limited circumstances under the securities laws.  If the holders of the outstanding notes do not exchange their outstanding notes in the exchange offer, they lose their right to have the outstanding notes registered under the Securities Act, subject to certain limitations.  Anyone who still holds outstanding notes after the exchange offer may be unable to resell their outstanding notes.

We believe, however, that holders of the exchange notes may resell the exchange notes without complying with the registration and prospectus delivery provisions of the Securities Act, if they meet certain conditions.  You should read the discussion under the headings “—Summary of The Exchange Offer,” “—Summary of The Exchange Notes” and “The Exchange Offer” for further information regarding the exchange offer, the exchange notes and resales of the exchange notes.

Summary of The Exchange Offer

The following is a summary of the principal terms of the exchange offer.  A more detailed description is contained in this prospectus under the section entitled “The Exchange Offer.”

The Exchange Offer
We are offering to exchange all of our outstanding notes for exchange notes.  The terms of the exchange notes and outstanding notes are substantially identical in all respects, including principal amount at maturity, interest rate and maturity, except that the exchange notes are in general freely transferable and are not subject to any covenant regarding registration under the Securities Act.  To be exchanged, an outstanding note must be properly tendered and accepted.  Unless we terminate the exchange offer, all outstanding notes that are validly tendered and not validly withdrawn will be exchanged.  We will issue the exchange notes promptly after the expiration of the exchange offer.

Expiration Date

The exchange offer will remain open for at least 20 full business days and will expire at 5:00 p.m., New York City time, on August 4, 2011, unless we decide to extend this expiration date.  In that case, the phrase “expiration date” will mean the latest date and time to which we extend the exchange offer.

Conditions to the Exchange Offer

We may terminate or amend the exchange offer if:
•                 any legal proceeding or government action materially impairs our ability to complete the exchange offer, or
•                 any SEC rule, regulation or interpretation materially impairs the exchange offer.

We may waive any or all of these conditions.  At this time, there are no adverse proceedings, actions or developments pending or, to our knowledge, threatened, and no governmental approvals are necessary to complete the exchange offer.  The exchange offer is not conditioned upon any minimum principal amount of outstanding notes tendered.

Withdrawal Rights
You may withdraw the tender of your outstanding notes at any time before the expiration date.  Any outstanding notes not accepted by us for exchange for any reason will be returned to you at our expense as soon as practicable after withdrawal or termination of the exchange offer.

The Registration Rights Agreement

You have the right to exchange your outstanding notes for exchange notes with substantially identical terms.  This exchange offer is being made to satisfy these rights.  Except in limited circumstances described under “The Exchange Offer—Background and Purpose of the Exchange Offer,” after the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

Resales of the Exchange Notes
We believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•                 you are acquiring the exchange notes in the ordinary course of your business;
•                 you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of the exchange notes; and
•                 you are not an “affiliate” of our company or any of our subsidiaries, as that term is defined in Rule 405 of the Securities Act.  See “The Exchange Offer—Resale of the Exchange Notes.”

The SEC, however, has not considered this exchange offer in the context of a no-action letter, and we cannot be sure that the staff of the SEC would make the same determination with this exchange offer as it has in other circumstances.  Furthermore, if you do not meet the above conditions, you may incur liability under the Securities Act.  We do not assume, or indemnify you against, this liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for outstanding notes which were acquired by it as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in the exchange offer.  A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the exchange notes issued to it in the exchange offer.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, the following:
•                 holders of outstanding notes in any jurisdiction in which this exchange offer or the acceptance of the exchange offer would not be in compliance with the applicable securities or “blue sky” laws of that jurisdiction, and
•                 holders of outstanding notes who are “affiliates” of our company or any of our subsidiaries.

Procedures for Tendering
If you wish to tender outstanding notes, you must (a)(1) complete, sign and date the letter of transmittal, or a facsimile of it, according to its instructions and (2) send the letter of transmittal, together with your outstanding notes to be exchanged and other required documentation, to U.S. Bank National Association, who is the exchange agent (the “Exchange Agent”), at the address provided in the letter of transmittal; or (b) tender through DTC pursuant to DTC’s Automated Tender Offer Program, or ATOP system.  The letter of transmittal or a valid agent’s message through ATOP must be received by the Exchange Agent by 5:00 p.m., New York City time, on the expiration date.  See “The Exchange Offer—Procedures for Tendering,” and “—Book-Entry Tender.”  By executing the letter of transmittal, you are representing to us that you are acquiring the exchange notes in the ordinary course of your business, that you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate in the distribution of exchange notes, and that you are not an “affiliate” of ours.  See “The Exchange Offer—Procedures for Tendering,” and “—Book-Entry Tender.”

Do not send letters of transmittal and certificates representing outstanding notes to us.  Send these documents only to the Exchange Agent.  See “The Exchange Offer—Procedures for Tendering” for more information.

Special Procedures for Beneficial Owners
If you are the beneficial owner of book-entry interests and your name does not appear on a security position listing of DTC as the holder of the book-entry interests or if you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your outstanding notes in the exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.  If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder.  See “The Exchange Offer—Procedure if the Outstanding Notes Are Not Registered in Your Name,” and “—Beneficial Owner Instructions to Holders of Outstanding Notes.”
The transfer of registered ownership may take considerable time and it may not be possible to complete transfer before the expiration date.

Guaranteed Delivery Procedures
If you wish to tender your outstanding notes and the certificates for your outstanding notes are not immediately available, time will not permit your outstanding notes or other required documents to reach the Exchange Agent on or prior to the expiration date, or you cannot complete the procedures for delivery by book-entry transfer on time, then before the expiration date you may tender your outstanding notes as described in this prospectus under the heading “The Exchange Offer—Guaranteed Delivery Procedures.”

Failure to Tender Outstanding Notes
If you are eligible to participate in the exchange offer and you do not tender your outstanding notes, you will not have any further registration or exchange rights and your outstanding notes will continue to have restrictions on transfer.  Outstanding notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws or under an exemption from the Securities Act and applicable state securities laws.  We do not currently plan to register the outstanding notes under the Securities Act after the completion of the exchange offer.  Accordingly, the liquidity of the market for the outstanding notes could be adversely affected.

In addition, after the consummation of the exchange offer, it is anticipated that the outstanding principal amount at maturity of the outstanding notes available for trading will be significantly reduced.  The reduced float will adversely affect the liquidity and market price of the outstanding notes.  A smaller outstanding principal amount at maturity of notes available for trading may also tend to make the price more volatile.

Acceptance of Outstanding Notes and Delivery of Exchange Notes

In general, we will accept any and all outstanding notes that are properly tendered in the exchange offer and not withdrawn before 5:00 p.m., New York City time, on the expiration date.  The exchange offer will be considered consummated when we, as soon as practicable after the expiration date, accept for exchange the outstanding notes tendered, deliver them to the trustee for cancellation and issue the exchange notes.  We will deliver the exchange notes as soon as practicable after the expiration date.  Any outstanding notes not accepted by us for exchange for any reason will be returned to you at our expense promptly after the expiration or termination of the exchange offer.

Interest on the Outstanding Notes	Interest will not be paid on outstanding notes that are tendered and accepted for exchange in the exchange offer.

Listing of the Exchange Notes	We do not intend to have the outstanding notes or the exchange notes listed on any securities exchange or arrange for quotation on any automated dealer quotation system.
Federal Income Tax Considerations
We believe that the exchange of exchange notes for outstanding notes will not be a taxable event for U.S. federal income tax purposes.  Please see “Certain U.S. Federal Income Tax Consequences” for more information.

Appraisal Rights	You do not have any appraisal or dissenters’ rights in connection with this exchange offer.
Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offer.
Fees and Expenses	We will pay all of the expenses incident to the exchange offer.
Exchange Agent	U.S. Bank National Association is serving as the exchange agent in connection with the exchange offer. Its address and telephone number are set forth in “The Exchange Offer—Exchange Agent.”

 Please review the information in the section captioned “The Exchange Offer” for more detailed information concerning the exchange offer.

Summary of the Exchange Notes

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes, except that the exchange notes will be registered under the Securities Act.  As a result, the exchange notes will not bear legends restricting their transfer and will not contain the registration rights and liquidated damage provisions contained in the outstanding notes.  The exchange notes represent the same debt as the outstanding notes.  The outstanding notes and the exchange notes are governed by the same indentures.

Issuers	Peninsula Gaming, LLC, a Delaware limited liability company, and Peninsula Gaming Corp., a Delaware corporation and a direct wholly-owned subsidiary of PGL.
Exchange Notes Offered
$80.0 million aggregate principal amount of 8⅜% Senior Secured Notes due 2015, which have been registered under the Securities Act.

The secured outstanding notes were, and the secured exchange notes will be, issued under the indenture pursuant to which, on August 6, 2009, we issued $240,000,000 in aggregate principal amount of our 8⅜% Senior Secured Notes due 2015. On June 2, 2010, we exchanged these initial notes for a like principal amount of notes that had been registered under the Securities Act, which we refer to as the “Existing Secured Notes” and, together with the secured outstanding notes and the secured exchange notes, the “Secured Notes.”  The secured exchange notes will be treated as a single series with the Existing Secured Notes and the secured outstanding notes under the Secured Notes Indenture (as defined below), and holders of the Secured Notes will vote as one class under the Secured Notes Indenture.

$50.0 million aggregate principal amount of 10¾% Senior Unsecured Notes due 2017, which have been registered under the Securities Act.

The unsecured outstanding notes were, and the unsecured exchange notes will be, issued under the indenture pursuant to which, on August 6, 2009, we issued $305,000,000 in aggregate principal amount of our 10¾% Senior Unsecured Notes due 2017. On June 2, 2010, we exchanged these initial notes for a like principal amount of notes that had been registered under the Securities Act, which we refer to as the “Existing Unsecured Notes” and, together with the unsecured outstanding notes and the unsecured exchange notes, the “Unsecured Notes.”  We refer to the Existing Unsecured Notes and the Existing Secured Notes herein as the “Existing Notes.”  The unsecured exchange notes will be treated as a single series with the Existing Unsecured Notes and the unsecured outstanding notes under the Unsecured Notes Indenture (as defined below), and holders of the Unsecured Notes will vote as one class under the Unsecured Notes Indenture.

The exchange notes will evidence the same debt as the outstanding notes and will be issued under, and entitled to the benefits of, the same indentures.  The terms of the exchange notes are the same as the terms of the outstanding notes in all material respects except that the exchange notes:

•                 have been registered under the Securities Act;
•                 bear a different CUSIP number from the outstanding notes;
•                 do not include rights to registration under the Securities Act; and
•                 do not contain transfer restrictions applicable to the outstanding notes.

Maturity Date	Secured exchange notes: August 15, 2015 Unsecured exchange notes: August 15, 2017
Interest
We will pay interest on the secured exchange notes semi-annually at the rate of 8⅜% per year, payable in cash, on August 15 and February 15 of each year, beginning on February 15, 2011.

We will pay interest on the unsecured exchange notes semi-annually at the rate of 10¾% per year, payable in cash, on August 15 and February 15 of each year, beginning on February 15, 2011.

Guarantees
The secured exchange notes and the unsecured exchange notes will be guaranteed on a senior secured basis and a senior unsecured basis, respectively, by all of PGL’s existing and future domestic restricted subsidiaries other than PGC, which will be a co-Issuer of the exchange notes.

Security
The secured exchange notes and its related guarantees will be secured by a security interest in our current and future assets (other than certain excluded assets) and by a pledge of 100% of the equity interests of PGL.  The lien on the collateral that secures the secured exchange notes and the guarantees will be junior in priority relative to the liens securing any of our existing or future senior credit facilities pursuant to an intercreditor agreement.  See “Description of Secured Notes—Security.”  Accordingly, the secured exchange notes and related guarantees will be effectively subordinated to our existing or future senior secured credit facilities to the extent of the value of the assets securing such indebtedness.

Ranking
The secured exchange notes will be our senior secured obligations, will rank pari passu in right of payment with all of our existing and future senior indebtedness and will rank senior in right of payment to all of our existing and future subordinated indebtedness.

The unsecured exchange notes will be our senior unsecured obligations, will rank pari passu in right of payment with all of our existing and future senior indebtedness and will rank senior in right of payment to all of our existing and future subordinated indebtedness.   The unsecured exchange notes and guarantees thereon will be effectively subordinated to our senior secured indebtedness, including the Secured Notes and our existing and future senior credit facilities, to the extent of the value of the assets that secure such indebtedness.

Optional Redemption
On or after August 15, 2012, we will have the right to redeem all or some of the secured exchange notes at the redemption prices described in this prospectus, plus accrued and unpaid interest, if any, to the applicable date of redemption.  See “Description of Secured Notes—Redemption—At the Option of the Issuers.”  On or after August 15, 2013, we will have the right to redeem all or some of the unsecured exchange notes at the redemption prices described in this prospectus, plus accrued and unpaid interest, if any, to the applicable date of redemption.  See “Description of Unsecured Notes—Redemption—At the Option of the Issuers.”

Equity Clawback; Make-Whole Redemption
Prior to August 15, 2011, we may redeem from time to time up to 35% of the aggregate principal amount of the Secured  Notes at a redemption price equal to 108.375% plus accrued and unpaid interest, if any, to the applicable redemption date with the proceeds of any equity offering.  Prior to August 15, 2012, we may redeem the secured exchange notes, in whole or in part, at a make-whole redemption price as described in this prospectus, plus accrued and unpaid interest, if any, to the applicable redemption date.  See “Description of Secured Notes—Redemption—Equity Clawback” and “—Make-Whole Redemption,” respectively.

Prior to August 15, 2012, we may redeem from time to time up to 35% of the aggregate principal amount of the Unsecured  Notes at a redemption price equal to 110.75% plus accrued and unpaid interest, if any, to the applicable redemption date with the proceeds of any equity offering.  Prior to August 15, 2013, we may redeem the unsecured exchange notes, in whole or in part, at a make-whole redemption price as described in this  prospectus, plus accrued and unpaid interest, if any, to the applicable redemption date.  See “Description of Unsecured Notes—Redemption—Equity Clawback” and “—Make-Whole Redemption,” respectively.

Required Regulatory Redemption
The Notes will be subject to mandatory disposition or redemption following certain determinations by applicable racing and gaming regulatory authorities.   See “Description of Secured Notes—Required Regulatory Redemption” and “Description of Unsecured Notes—Redemption—Required Regulatory Redemption.”

Change of Control Offer
If a change of control occurs, the holders of the Notes will have the right to require us to purchase their Notes at 101% of the principal amount plus accrued and unpaid interest, if any, to the date of repurchase.  See “Description of Secured Notes—Repurchase Upon Change of Control” and “Description of Unsecured Notes—Repurchase Upon Change of Control.”

Asset Sales Offers
If we sell assets or an event of loss occurs and the proceeds are not applied as required under the Indentures (as defined below), we may have to use the proceeds to offer to purchase some of the Notes and the Existing Notes at 100% of the principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.  See “Description of Secured Notes—Certain Covenants—Limitation on Asset Sales” and “Description of Unsecured Notes—Certain Covenants—Limitation on Assets Sales.”

Certain Indenture Provisions
The indenture governing the secured exchange notes (the “Secured Notes Indenture”) and the indenture governing the unsecured exchange notes (the “Unsecured Notes Indenture” and, together with the Secured Notes Indenture, the “Indentures”) limits our ability and the ability of our restricted subsidiaries to, among other things;

•                 incur more debt;
•                 redeem stock;
•                 pay dividends or make other distributions to PGP;
•                 issue stock of restricted subsidiaries;
•                 make investments;
•                 create liens;
•                 enter into transactions with affiliates;
•                 merge or consolidate; and
•                 transfer or sell assets.

In addition, the Indentures prohibit PGC from holding any assets, becoming liable for any obligations (other than the Notes and borrowings under our $50.0 million Amended and Restated Loan and Security Agreement dated October 29, 2009, as amended (“PGL Credit Facility”)) or engaging in any business activities.  These covenants are subject to a number of important exceptions. See “Description of Secured Notes—Certain Covenants” and “Description of Unsecured Notes—Certain Covenants.”

Form and Denomination
The exchange notes will initially be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.  The exchange notes will be represented by permanent global notes in fully registered form, deposited with a custodian for and registered in the name of a nominee of DTC.  Beneficial interests in the global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participations

Trustee	U.S. Bank National Association.
Governing Law	The exchange notes will be, and the Indentures are, governed by the laws of the State of New York.
Original Issue Discount and Premium

The exchange notes will be treated as having been issued with original issue discount for U.S. federal income tax purposes. Nonetheless, if a U.S. Holder's (as defined under “Certain U.S. Federal Income Tax Consequences”) adjusted tax basis in an exchange note exceeds the stated principal amount of such exchange note, the U.S. Holder will not be required to include original issue discount from such exchange note in gross income. If a U.S. Holder’s adjusted tax basis in an exchange note does not exceed the stated principal amount of the exchange note, the U.S. Holder, whether on the cash or accrual method of tax accounting, will be required to include amounts representing original issue discount in gross income (as ordinary income) on a constant yield to maturity basis for U.S. federal income tax purposes in advance of the receipt of cash payments to which such income is attributable. For additional information, see “Certain U.S. Federal Tax Consequences—Tax Consequences to U.S. Holders.”

Risk Factors	You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors under "Risk Factors."

RISK FACTORS

You should consider carefully the information set forth in this section along with all the other information provided to you in this prospectus before tendering your outstanding notes for exchange notes in the exchange offer.

Risk Factors Relating to Our Business

Our future operating performance could be adversely affected by disruptions in operations and reduced patronage of our properties as a result of poor economic conditions, severe weather and other factors.

Our future operating performance could be adversely affected by disruptions and reduced patronage of our properties as a result of poor economic conditions, severe weather and other factors. The impact of these factors will be more significant to us than it would be to a more diversified gaming company. Any or all of our properties could be completely or partially closed due to, among other things, severe weather, casualty, mechanical failure, including the failure of our slot machines, physical damage or extended or extraordinary maintenance or inspection.

In addition, Hurricane Gustav forced the closure of Evangeline Downs for five days in 2008 and, prior to our acquiring ABC, Hurricane Katrina caused the shut down of the Amelia Belle Casino from August 2005 to May 2007.

Severe or inclement weather may also cause the closure of, or limit the travel on, highways which provide access to our properties and could reduce the number of people visiting these facilities. In addition, to maintain our gaming license for our racino, we must have a minimum of 80 live racing days in a consecutive 20-week period each year of live horse race meetings at the racetrack, and poor weather conditions may make it difficult for us to comply with this requirement. Although we maintain insurance policies, insurance proceeds may not adequately compensate us for all economic consequences of any such event.

We are also vulnerable to any adverse changes in general political, financial and economic conditions (including as a result of international conflict) and any negative economic, competitive, demographic or other conditions affecting the States of Iowa, Kansas and Louisiana, the cities in which we operate (or will begin operating) and the surrounding areas from which we expect to attract patrons. If the economy of any of these areas suffers a downturn or if any of these areas’ larger employers lay off workers, we may be adversely affected by the decline in disposable income of affected consumers. In addition, the current recession or further downturn in the general economy, or in a region constituting a significant source of customers for our properties, including the oil and gas industry in Louisiana, could have a negative impact on our operations. Any of the foregoing factors could limit or result in a decrease in the number of patrons at any of our properties or a decrease in the amount that patrons are willing to wager.

We have had a net loss in recent years and may experience net losses in the future.

We had net losses for the years ended December 31, 2009 of $13.4 million (including $22.5 million related to a loss on early retirement of debt) and December 31, 2007 of $5.2 million. As we continue to execute our business strategy, we may experience net losses in the future, which could have an adverse affect on our business, prospects, financial condition, results of operations and cash flows.

If we fail to meet the minimum live racing day requirements, our gaming license with respect to the racino will be canceled and all slot machine gaming at the racino must cease.

Louisiana gaming regulations and our gaming license for the Evangeline Downs require that we, among other things, have a minimum of 80 live racing days in a consecutive 20-week period each year of live horse race meetings at the horse racetrack. Live racing days typically vary in number from year to year and are based on a number of factors, many of which are beyond our control, including the number of suitable race horses and the occurrence of severe weather. If we fail to have the minimum number of live racing days, our gaming license with respect to the racino may be canceled, and the casino will be required to cease operations. Any cessation of our operation would have a material adverse affect on our business, prospects, financial condition, results of operations and cash flows.

Increased competition may have a material adverse effect on our business, financial condition and results of our existing operations.

The gaming industry is intensely competitive. If our existing competitors expand and/or upgrade their facilities or operate more efficiently than we do, new gaming firms enter the markets in which we operate or our competitors offer amenities that our casinos do not have, we could lose market share in our existing gaming markets or such markets could become saturated and new opportunities for expanding our business could become limited. As a result, increased competition could have a material adverse effect on our business, financial condition, results of operations and cash flows.

In Dubuque, Iowa, we face competition primarily from Mystique, a pari-mutuel greyhound racing facility. The Mystique is owned and operated by the Dubuque Racing Association (the “DRA”). Besides Mystique, we also currently face limited competition from other gaming facilities located approximately 60 to 120 miles from our operations in Dubuque.

Our primary competition at the Diamond Jo Worth casino is from the Native American gaming operations in Minnesota, the closest being approximately 110 miles from the Diamond Jo Worth casino. In addition, a casino in Emmetsburg, Iowa, located approximately 90 miles from Diamond Jo Worth casino, commenced operations in June 2006.

In Louisiana, we face competition from several casinos and pari-mutuel gaming facilities located 50 to 100 miles from our racino, including Native American casinos in Charenton, Kinder and Marksville, Louisiana, and riverboat casinos in Baton Rouge and Lake Charles, Louisiana. The nearest horse racetrack to our racino that is allowed to have gaming operations is located in Vinton, Louisiana. We also face competition from truck stop video poker parlors and OTBs in the areas surrounding Lafayette and Opelousas, Louisiana.

The Amelia Belle Casino faces competition from Cypress Bayou Casino in Charenton, Louisiana (approximately 35 miles to the northeast), the Belle of Baton Rouge Casino and the Hollywood Casino in Baton Rouge, Louisiana (approximately 70 miles to the northeast) and from Boomtown Casino in Harvey, Louisiana and Treasure Chest Casino in Kenner, Louisiana (both approximately 70 miles east). Additionally, Louisiana’s only land-based casino, Harrah’s New Orleans, is located approximately 80 miles to the east of Amelia. The nearest horse racetrack that is allowed to have gaming operations is also located in New Orleans, Louisiana. The Amelia Belle Casino also faces competition from truck stop video poker parlors and OTBs in the areas surrounding Amelia, Louisiana. See “Business – Competition” for more information about competition.

We could also face additional competition if Louisiana, Iowa or Kansas or any of the states bordering Iowa, Louisiana or Kansas (i) adopts laws authorizing new or additional gaming or (ii) grants new licenses to licensees located in and around the markets in which we operate. Louisiana recently awarded an additional gaming license for a gaming facility to be located in Lake Charles, Louisiana. We do not anticipate that this new license will have a material impact on our properties.  Legislation which significantly expands gaming in the State of Illinois is currently pending.  If the legislation becomes law it could impact our Dubuque, Iowa property.

We also compete to some extent with other forms of gaming on both a local and national level, including state-sponsored lotteries, charitable gaming, on- and off-track wagering, Internet gaming, and other forms of entertainment, including motion pictures, sporting events and other recreational activities. It is possible that these secondary competitors could reduce the number of visitors to our facilities or the amount they are willing to wager, which could have a material adverse effect on our ability to generate revenue or maintain our profitability and cash flows.

Increased competition may require us to make substantial capital expenditures to maintain and enhance the competitive positions of our properties, including updating slot machines to reflect changing technology, refurbishing rooms and public service areas periodically, replacing obsolete equipment on an ongoing basis and making other expenditures to increase the attractiveness and add to the appeal of our facilities. Because we are highly leveraged, after satisfying our obligations under our outstanding indebtedness, there can be no assurance that we will have sufficient funds to undertake these expenditures or that we will be able to obtain sufficient financing to fund such expenditures. If we are unable to make such expenditures, our competitive position could be materially adversely affected.

Competition from gaming in Oklahoma and increased competition in Kansas may have a material adverse effect on the business performance, financial condition and operating results of the Kansas Star Casino.

The Kansas Star will be located approximately 33 miles north of the Kansas/Oklahoma border and, once opened, will face competition from established gaming facilities in Kansas and Oklahoma. In addition to potential expansion of gaming facilities in Oklahoma, the Kansas Star may face additional competition in the Wichita, Kansas metropolitan area. The Wyandotte Nation of Oklahoma has filed an application with the U.S. Department of Interior to have certain land located in Park City, Kansas (in the Wichita metro area) taken into trust by the U.S. Government and to permit gaming. If successful, the Wyandotte Nation would be permitted to open a Class II gaming facility, and upon negotiation of a compact with the State of Kansas would be permitted to open a Class III gaming facility.

For additional competitive risks we will face in this market once we begin operations, see “Increased competition may have a material adverse effect on our business, financial condition and results of our existing operations.”

Adverse resolution of legal proceedings may harm our business and results of operations.

We are party to lawsuits in the normal course of business. We may also become party to lawsuits relating to transactions in which we are involved, administrative hearings relating to gaming matters or other legal proceedings. Litigation or other legal proceedings can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit could have a material adverse effect on our business or results of operations.  Also see “—Extensive gaming and racing-related regulation continuously impacts our operations and changes in such laws may have a material adverse effect on our operations by, among other things, prohibiting or limiting gaming in the jurisdictions in which we operate.”

Extensive gaming and racing-related regulation continuously impacts our operations and changes in such laws may have a material adverse effect on our operations by, among other things, prohibiting or limiting gaming in the jurisdictions in which we operate.

The ownership, management and operation of our gaming facilities are subject to extensive laws, regulations and ordinances which are administered by the Iowa Racing and Gaming Commission, the Kansas Lottery Commission, the Kansas Racing and Gaming Commission, the Louisiana State Gaming Control Board, the Louisiana State Racing Commission and various other federal, state and local government entities and agencies. We are subject to regulations that apply specifically to the gaming industry and horse racetracks and casinos, in addition to regulations applicable to businesses generally. If current laws, regulations or interpretations thereof are modified, or if additional laws or regulations are adopted, it could have a material adverse effect on our business.

Legislative or administrative changes in applicable legal requirements, including legislation to prohibit casino gaming, have been proposed in the past. For example, in 1996, the State of Louisiana adopted a statute in connection with which votes were held locally where gaming operations were conducted and which, had the continuation of gaming been rejected by the voters, might have resulted in the termination of operations at the end of their current license terms. During the 1996 local gaming referendums, Lafayette Parish voted to disallow gaming in the Parish, whereas St. Landry Parish, the site of our racino, voted in favor of gaming. All parishes where riverboat gaming operations are currently conducted voted to continue riverboat gaming, but there can be no guarantee that similar referenda might not produce unfavorable results in the future. Proposals to amend or supplement the Louisiana Riverboat Economic Development and Gaming Control Act and the Pari-Mutuel Act also are frequently introduced in the Louisiana State legislature. In the 2001 session, a representative from Orleans Parish introduced a proposal to repeal the authority of horse racetracks in Calasieu Parish (the site of Delta Downs) and St. Landry Parish (the site of our racino) to conduct slot machine gaming at such horse racetracks and to repeal the special taxing districts created for such purposes. If adopted, this proposal would have effectively prohibited us from operating the casino portion of our racino. In addition, the Louisiana legislature, from time to time, considers proposals to repeal the Pari-Mutuel Act.

To date, we have obtained all governmental licenses, findings of suitability, registrations, permits and approvals necessary for the operation of our properties owned by DJL, EVD, DJW, ABC, and KSC. However, we can give no assurance that any additional licenses, permits and approvals that may be required will be given or that existing ones will be renewed or will not be revoked. Renewal is subject to, among other things, continued satisfaction of suitability requirements. Any failure to renew or maintain our licenses or to receive new licenses when necessary would have a material adverse effect on us.

The legislation permitting gaming in Iowa authorizes the granting of licenses to “qualified sponsoring organizations.” Such “qualified sponsoring organizations” may operate the gambling structure itself, subject to satisfying necessary licensing requirements, or it may enter into an agreement with an operator to operate gambling on its behalf. An operator must be approved and licensed by the Iowa Racing and Gaming Commission. The DRA, a not-for-profit corporation organized for the purpose of operating a pari-mutuel greyhound racing facility in Dubuque, Iowa, first received a riverboat gaming license in 1990 and, pursuant to the Amended DRA Operating Agreement, has served as the “qualified sponsoring organization” of the Diamond Jo since March 18, 1993. The term of the Amended DRA Operating Agreement expires on December 31, 2018. The Worth County Development Authority (“WCDA”), pursuant to the WCDA Operating Agreement, serves as the “qualified sponsoring organization” of Diamond Jo Worth. The term of the WCDA Operating Agreement expires on March 31, 2015, and is subject to automatic three year renewal periods. If the Amended DRA Operating Agreement or WCDA Operating Agreement were to terminate, or if the DRA or WCDA were to otherwise discontinue acting as our “qualified sponsoring organization” with respect to our operation of the Diamond Jo or Diamond Jo Worth, respectively, and we were unable to obtain a license from the Iowa Racing and Gaming Commission for an alternative “qualified sponsoring organization” to act on our behalf, we would no longer be able to continue our Diamond Jo or Diamond Jo Worth operations, which would materially and adversely affect our business, results of operations and cash flows.

Changes in legislative rules and regulations may have a material adverse effect on our operations.

Changes in federal or state laws, rules and regulations, including tax laws, affecting the gaming industry, or in the administration of such laws, could have a material adverse affect on our business. Regulatory commissions and state legislatures from time to time consider limitations on the expansion of gaming in jurisdictions where we operate and other changes in gaming laws and regulations. Proposals at the national level have included a federal gaming tax and limitations on the federal income tax deductibility of the cost of furnishing complimentary promotional items to customers, as well as various measures which would require withholding on amounts won by customers or on negotiated discounts provided to customers on amounts owed to gaming companies. Proposals at the state level have also included changes in the gaming tax rate. It is not possible to determine with certainty the likelihood of possible changes in tax or other laws affecting the gaming industry or in the administration of such laws. The changes, if adopted, could have a material adverse effect on our business, results of operations and cash flows.

Legislation in various forms to ban indoor tobacco smoking has recently been enacted or introduced in many states and local jurisdictions, including the jurisdictions in which we operate (or will begin operating). The current restrictions limit the areas in which smoking in the casinos is permitted in the jurisdictions in which we operate (or will begin operating). If additional restrictions on smoking are enacted in such jurisdictions, particularly if such restrictions ban tobacco smoking on the casino gaming floor, our business could be materially and adversely affected.

Revocation of any of our liquor licenses or the failure to obtain such a license in Kansas, all of which are subject to extensive regulation, could have a material adverse effect on our gaming operations.

The sale of alcoholic beverages at our properties is subject to licensing, control and regulation by state and local agencies in Iowa, Kansas and Louisiana. Subject to limited exceptions, all persons who have a financial interest in DJL, EVD, PGL, DJW, ABC or KSC by ownership, loan or otherwise, must be disclosed in an application filed with, and are subject to investigation by, Iowa, Kansas and Louisiana liquor agencies. All liquor licenses are subject to annual renewal (or bi-annual renewal in Kansas), are revocable and are not transferable. The liquor agencies have broad powers to limit, condition, suspend or revoke any liquor license.   Any disciplinary action with respect to any of our liquor licenses could, and any failure to renew or revocation of our liquor licenses or failure of KSC to obtain such a license would, have a material adverse effect on our business.

An increase in the taxes and fees that we pay could have a material adverse effect on us, and might reduce the cash flow available to service our indebtedness.

We are subject to significant taxes and fees relating to our gaming operations, which are subject to increase at any time. Currently, in Iowa, we are taxed at an effective rate of approximately 21% of our adjusted gross receipts by the State of Iowa, we pay the city of Dubuque a fee equal to $500,000 per year and we pay a fee equal to 4.5% and 5.76% of adjusted gross receipts to the DRA and WCDA, respectively. In addition, all Iowa gaming licensees share equally in costs of the Iowa Racing and Gaming Commission and related entities to administer gaming in Iowa, which is currently approximately $0.8 million per year per facility. Currently, at Evangeline Downs, we are taxed at an effective rate of approximately 36.5% of our adjusted gross slot revenue and pay to the Louisiana State Racing Commission a fee of $0.25 for each patron who enters the racino on live race days from the hours of 6:00 pm to midnight, enters the racino during non-racing season from the hours of noon to midnight Thursday through Monday, or enters any one of our OTBs. Our Amelia Belle riverboat casino in Louisiana pays an annual state gaming tax rate of 21.5% of adjusted gross receipts. Additionally, ABC has an agreement with the Parish of St. Mary to permit the berthing of the riverboat casino in Amelia, Louisiana. That agreement provides for percentage fees based on the level of net gaming revenue as follows: the first $60 million, 2.5%; $60 to $96 million, 3.5%; and greater than $96 million, 5.0%. The annual minimum fee due under the agreement is $1.5 million. The Kansas Star’s management contract with the State of Kansas provides that it will pay total taxes of between 27% and 31% of gross gaming revenue, based on achievement of the following revenue levels: 27% on gross gaming revenue up to $180 million, 29% on amounts from $180 million to $220 million, and 31% on amounts above $220 million in gross gaming revenue. KSC is also contractually obligated to pay its proportionate share of certain expenses incurred by the Kansas Lottery Commission and the Kansas Racing and Gaming Commission, which are estimated to be approximately $1.8 million on an annual basis.

In addition, there have been proposals in the past to tax all gaming establishments, including riverboat casinos, at the federal level. Recently, Iowa Governor Terry Branstad, in his 2011 budget proposal to the Iowa legislature, suggested a significant increase in the state casino tax rate. While the proposal was not approved in the most recent legislative session, if such an increase were to be enacted in the future, our ability to incur additional indebtedness in the future to finance casino development projects could be materially and adversely affected. Any material increase in taxes or fees, or in costs of the Iowa Racing and Gaming Commission, the Kansas Lottery Commission, the Kansas Racing and Gaming Commission, the Louisiana State Racing Commission and related entities, would have a material adverse affect on our business.

If we are unable to attract and retain a sufficient number of qualified employees or are required to substantially increase our labor costs, our business, results of operations, cash flows and financial condition will be materially adversely affected.

The operation of our business requires qualified executives, managers and skilled employees with gaming industry experience and qualifications to obtain the requisite licenses. We may have difficulty attracting and retaining a sufficient number of qualified employees and may be required to pay higher levels of compensation than we have estimated in order to do so. If we are unable to attract and retain a sufficient number of qualified employees for our current operations or are required to substantially increase our labor costs, we may not be able to operate our business in a cost effective manner or at all.

We are dependent upon the available labor pool in the markets in which we operate. We are also subject to the Fair Labor Standards Act, which governs matters such as minimum wage, overtime and other working conditions. In February 2007, the State of Iowa passed a bill increasing the minimum wage for Iowa workers. Effective April 1, 2007, the minimum wage for the State of Iowa increased from $5.15 per hour to $6.20 per hour and then to $7.25 effective January 1, 2008. Effective July 24, 2007, July 24, 2008 and July 24, 2009, the federal minimum wage increased to $5.85, $6.55 and $7.25 per hour, respectively. Current Iowa law effectively requires that we pay Iowa employees 25% more than the federally mandated minimum wage rates. DJL and DJW currently pay all of their employees more than the current minimum wage levels. Further changes in applicable state or federal laws and regulations, particularly those governing minimum wages, could increase labor costs, which could have a material adverse effect on our cash flows.

Our operations are affected by increases in energy costs.

We are a large consumer of electricity and other energy in connection with the operation of our gaming properties. Accordingly, increases in energy costs may have a negative impact on our operating results. Additionally, higher energy and gasoline prices, which affect our customers, may result in reduced visitation to our casinos and racino and a reduction in our revenues.

We are subject to environmental laws and potential exposure to environmental liabilities. This may affect our ability to develop, sell or rent our property or to borrow money where such property is required to be used as collateral.

We are subject to various federal, state and local environmental laws, ordinances and regulations, including those governing discharges to air and water, the generation, handling, management and disposal of petroleum products or hazardous substances or wastes, and the health and safety of our employees. Permits may be required for our operations and these permits are subject to renewal, modification and, in some cases, revocation. In addition, under environmental laws, ordinances or regulations, a current or previous owner or operator of property may be liable for the costs of removal or remediation of some kinds of hazardous substances or petroleum products on, under, or in its property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. In addition, as part of our business in Worth County, Iowa, we operate a gas station, which includes a number of underground storage tanks containing petroleum products. The presence of, or failure to remediate properly, the substances may adversely affect the ability to sell or rent the property or to borrow funds using the property as collateral. Additionally, the owner of a site may be subject to claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

We have reviewed environmental assessments, in some cases including soil and groundwater testing, relating to our currently owned and leased properties in Dubuque, Iowa, and other properties we may lease from the City of Dubuque or other parties. As a result, we have become aware that there is contamination present on some of these properties apparently due to past industrial activities. Additionally, the location of the Kansas Star is the site of several non-operational oil wells, the remediation of which will be addressed as part of the completion of such development project. With respect to parcels we currently own or lease, we believe, based on the types and amount of contamination identified, the anticipated uses of the properties and the potential that the contamination, in some cases, may have migrated onto our properties from nearby properties, that any cost to clean up these properties will not result in a material adverse effect on our earnings and cash flows. We have also reviewed environmental assessments and are not aware of any environmental liabilities related to our properties at EVD, DJW and ABC.

We do not anticipate any material adverse effect on our earnings, cash flows or competitive position relating to existing environmental matters, but it is possible that future developments could lead to material costs of environmental compliance for us and that these costs could have a material adverse effect on our business and financial condition, operating results and cash flows.

All of our voting equity interests are indirectly beneficially owned in the aggregate by managers and executive officers of PGP and such ownership may give rise to conflicts of interest.

All of the Company’s voting equity interests are indirectly beneficially owned or controlled in the aggregate by M. Brent Stevens, Michael Luzich and Terrance W. Oliver. Specifically, Mr. Stevens, our Chief Executive Officer, is also the Chairman of the board of managers of PGP (the “Board of Managers”) and the Chief Executive Officer of PGP, PGL and each of PGL’s subsidiaries. Mr. Stevens indirectly beneficially owns or controls (through his beneficial ownership or control of voting equity interests in PGP) approximately 66.2% of the Company’s voting equity interests. Mr. Luzich, our President and Secretary, is also a Manager of PGP and the President and Secretary of PGP, PGL and each of PGL’s subsidiaries. Mr. Luzich indirectly beneficially owns (through his ownership of voting equity interests in PGP) approximately 32.3% of the Company’s voting equity interests. Mr. Oliver, a Manager of PGP, indirectly beneficially owns (through his direct ownership of interests in The Oliver Family Trust) approximately 1.5% of the Company’s voting equity interests. Andrew Whittaker, a Manager of PGP, indirectly beneficially owns (through his indirect ownership of voting equity interests in PGP) approximately 5.8% (which is included in the calculation of the 66.2% owned or controlled by Mr. Stevens) of the Company’s voting equity interests. In addition, Mr. Stevens has the right to designate three of the five members of the Board of Managers, including one of the two independent managers, and Mr. Luzich has the right to designate two of the five members of the Board of Managers, including one of the two independent managers, for so long as Mr. Stevens and Mr. Luzich, respectively, beneficially hold at least 5% of the voting equity interests of PGP.

Because of their controlling interests, these individuals have the power to elect a majority of our managers, appoint new management and approve any action requiring the approval of holders of our equity interests, including adopting amendments to our certificate of formation, approving mergers or sales of substantially all of our assets or changes to our capital structure. It is possible that the interests of these individuals may in some circumstances conflict with our interests and the interests of holders of the Notes.

PGP is, through PGL, the sole member of each of DJL, EVD, DJW, ABC, and KSC. Neither PGP nor any of its affiliates is restricted from managing other gaming operations, including new gaming ventures or facilities that may compete with ours, except that certain restrictions under the Amended DRA Operating Agreement will terminate if we or any of our affiliates operate another facility in Dubuque County or the adjoining counties of Illinois or Wisconsin. If PGP or any of its affiliates decides to manage other gaming operations, such activities could require a significant amount of attention from PGP’s officers and managers and require them to devote less time to managing our operations. While we believe that any new ventures will not detract from PGP’s ability to manage and operate our business, there can be no assurance that such ventures would not have a material adverse effect on us.

We may not be able to successfully identify attractive acquisitions, successfully integrate acquired operations or realize the intended benefits of acquisitions.

We evaluate from time to time attractive acquisition opportunities involving casino and other gaming operations. This strategy is subject to numerous risks, including:

•	an inability to obtain sufficient financing to complete its acquisitions;

•	an inability to negotiate definitive acquisition agreements on satisfactory terms;

•	difficulty in integrating the operations, systems and management of acquired assets and absorbing the increased demands on its administrative, operational and financial resources;

•	the diversion of management’s attention from its other responsibilities;

•	the loss of key employees following completion of acquisitions;

•	the failure to realize the intended benefits of and/or synergies created by acquisitions;

•	being subject to unknown liabilities; and

•	the need for a greater amount of capital, infrastructure or other spending than anticipated.

Our inability to effectively address these risks could force us to revise our business plan, incur unanticipated expenses or forego additional opportunities for expansion.

Risk Factors Relating to Construction

There are significant risks associated with our planned development of the Kansas Star facility, which could adversely affect our financial condition, results of operations or cash flows from these planned facilities.

The development of the Kansas Star facility entails significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events not within our control or, in certain cases, our contractors’ control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize or prevent the construction or opening of the project or otherwise affect the design and features of the Kansas Star facility.

If we are unable to manage costs or we are unable to raise additional capital required to complete the Kansas Star facility, we may not be able to open or complete the project, which may have an adverse impact on our business and prospects for growth.

The anticipated costs and completion date for the Kansas Star facility are based on a budget, design, development and construction documents and schedule estimates that we have prepared with the assistance of architects and are subject to change as the design, development and construction documents are finalized and actual construction work is performed. Our contract with the State of Kansas contractually commits us to open the various phases of our project by certain designated dates. A failure to complete the Kansas Star facility on schedule could result in the termination of our management contract with the State of Kansas and adversely affect our financial condition, results of operations or cash flows.

The development costs of the Kansas Star facility are estimates only, and actual development costs may be higher than expected.

We have developed our budgets based on our preliminary plans, which are subject to change. We expect the total development cost of the Kansas Star facility to be approximately $314.1 million, including the privilege fee, construction costs, land acquisition costs, development costs relating to a hotel to be developed by a third party, costs of furniture, fixtures and equipment, pre-opening expenses, initial cage cash, and other development costs. While we believe that the overall budget for the development costs for the Kansas Star facility is reasonable, these development costs are only estimates and the actual development costs may be significantly higher than expected. For example, a delay in the commencement of construction beyond the scheduled commencement date may increase the overall budget for the Kansas Star facility and, under certain circumstances, we may be responsible for the increased costs. Other unforeseen or unexpected difficulties or delays, including the third party hotel developer's inability to perform its contractual obligations, may also adversely impact the Kansas Star facility’s budget. Our inability to pay development costs as they are incurred will negatively affect our ability to complete the Kansas Star facility on time.

Our contract with the State of Kansas requires us to open the Kansas Star and complete various phases of construction by specified dates.

Our Lottery Gaming Facility Management Contract with the State of Kansas contractually obligates us to open certain phases of our project by certain specified dates. With certain exceptions, our interim gaming facility must open for business no later than February 14, 2012, while our permanent gaming facility must be completed by January 14, 2013, and our entire construction project (as set forth in the contract) must be completed no later than January 14, 2015. If we fail to meet these completion dates, we would be in breach of the contract. If we breach our management contract, the State of Kansas has certain remedies, up to and including cancellation of our contract, which if it occurred, would cause a material adverse impact with respect to our business, results of operations, cash flows and financial condition.

There are significant risks associated with major construction projects that may prevent completion of the Kansas Star facility on time and within our estimated budget.

The budget estimated for the Kansas Star facility is based on preliminary projections, conceptual design documents and schedule estimates that have been prepared with the assistance of our architects and construction manager and is subject to change as the plans and design documents are developed and as contract packages are let into the marketplace.

Major construction and development projects of the scope and scale of the Kansas Star facility are subject to significant development and construction risks, including the following:

•	changes to plans and specifications, some of which may require the approval of the Kansas Lottery Commission;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•
changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming facilities, real estate development or construction projects, including by the Kansas Racing and Gaming Commission;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	site conditions differing from those anticipated;

•	environmental issues, including the discovery of unknown environmental contamination;

•	health and safety incidents and site accidents;

•	weather interferences or delays;

•	fires and other natural disasters; and

•	other unanticipated circumstances or cost increases.

In addition, we have yet to receive all approvals, licenses, permits, entitlements and other approvals required to construct and operate the Kansas Star facility. Furthermore, many of our approvals, licenses, permits, and entitlements, whether already issued or to be issued, are subject to an appeal period which has not yet run and in which challenges may be asserted. If we do not obtain these permits, zoning and planning approvals, licenses, or entitlements in a timely manner, do not obtain them on favorable terms and conditions or at all, our ability to complete the Kansas Star facility or to operate it may be materially adversely affected. The occurrence of any of these development and construction risks could increase the total costs of the Kansas Star facility, or delay or prevent the construction or opening or otherwise affect the design and features of the Kansas Star facility, which could materially adversely affect our plan of operations, financial condition and ability to satisfy our debt obligations.

Risk Factors Relating to the Exchange Notes

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the exchange notes and our other indebtedness.

We have substantial indebtedness. As of March 31, 2011, we had approximately $676.5 million of total debt outstanding. We and our subsidiaries will be permitted under the Indentures and the agreements governing our credit facilities to incur additional indebtedness in the future. If new debt were to be incurred in the future, the related risks could intensify.

Our substantial indebtedness could have significant effects on our business. For example, it could:

•	make it more difficult for us to satisfy our obligations under the exchange notes and our other indebtedness;

•
result in an event of default if we fail to satisfy our obligations under the exchange notes or our other indebtedness or fail to comply with the financial and other restrictive covenants contained in the Indentures  or the PGL Credit Facility, which event of default could result in all of our indebtedness becoming immediately due and payable and could permit our lenders to foreclose on our assets securing such indebtedness;

•
require us to dedicate a substantial portion of our cash flow from our business operations to pay our indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, development projects, general operational requirements and other purposes;

•
limit our ability to obtain additional financing to fund our working capital requirements, capital expenditures, debt service, costs to complete the various development projects at ABC, DJL, DJW, EVD, KSC and general corporate or other obligations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to and limiting our ability to react to changing market conditions, changes in our industry and economic downturns;

•	impact our ability to finance the construction of the Kansas Star and meet our contractually obligated construction completion dates;

•
increase our interest expense if there is a rise in interest rates, because a portion of our borrowings may be under our senior credit facilities and, as such, we will have interest rate periods with short-term durations (typically 30 to 180 days) that require ongoing resetting at the then current rates of interest; and

•	place us at a competitive disadvantage compared to competitors that are not as highly leveraged.

We expect to obtain the funds to pay our expenses and to pay the amounts due under the exchange notes, the Existing Notes, the PGL Credit Facility and our other debt primarily from our operations and/or through a refinancing. Our ability to meet our expenses and make these payments thus depends on our future performance, which will be affected by financial, business, economic and other factors, many of which we cannot control. Our business may not generate sufficient cash flow from operations in the future and our currently anticipated growth in revenue and cash flow may not be realized, either or both of which could result in our being unable to pay amounts due under our indebtedness, including the exchange notes, or to fund other liquidity needs. If we do not have sufficient cash flow from operations, we may be required to refinance all or part of our then existing debt, sell assets, reduce or delay capital expenditures or borrow more money. We cannot assure you that we will be able to accomplish any of these alternatives on terms acceptable to us, or at all. In addition, the terms of existing or future debt agreements, including the PGL Credit Facility and the Indentures, may restrict us from adopting any of these alternatives. The failure to generate sufficient cash flow or to achieve any of these alternatives could materially adversely affect the value of the exchange notes and our ability to pay the amounts due under the exchange notes.

The Indentures and the PGL Credit Facility contain covenants that significantly restrict our operations.

The Indentures and the agreement governing the PGL Credit Facility contain, and any other future debt agreements may contain, numerous covenants imposing financial and operating restrictions on our business. These restrictions may affect our ability to operate our business, may limit our ability to take advantage of potential business opportunities as they arise and may adversely affect the conduct of our current business. These covenants place restrictions on our ability and the ability of our restricted subsidiaries to, among other things:

•	pay dividends, redeem stock or make other distributions or restricted payments;

•	incur indebtedness or issue preferred membership interests;

•	make certain investments;

•	create liens;

•	agree to payment restrictions affecting the restricted subsidiaries;

•	consolidate or merge;

•	sell or otherwise transfer or dispose of assets, including equity interests of our restricted subsidiaries;

•	enter into transactions with our affiliates;

•	make capital expenditures;

•	designate our subsidiaries as unrestricted subsidiaries; and

•	use the proceeds of permitted sales of our assets.

The PGL Credit Facility also requires, and future senior secured credit facilities may require, us to meet a number of financial ratios and tests. Compliance with these financial ratios and tests may adversely affect our ability to adequately finance our operations or capital needs in the future or to pursue attractive business opportunities that may arise in the future. Our ability to meet these ratios and tests and to comply with our provisions governing our indebtedness may be adversely affected by our operations and by changes in economic or business conditions or other events beyond our control. Our failure to comply with our debt-related obligations could result in an event of default under our other indebtedness and if such other indebtedness is accelerated, in whole or in part, could result in an event of default.

Our ability to repurchase the exchange notes upon a change of control may be limited.

Upon the occurrence of specific change of control events, we will be required to offer to repurchase all outstanding exchange notes and outstanding Existing Notes at 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. The lenders under the PGL Credit Facility will have the right to accelerate the indebtedness thereunder upon a change of control. Any of our future debt agreements may contain a similar provision. However, we may not have sufficient funds at the time of the change of control to make the required repurchase of exchange notes or repayment of our other indebtedness. The terms of the PGL Credit Facility also will limit our ability to purchase exchange notes until all debt under the PGL Credit Facility is paid in full, all letters of credit issued thereunder are cash collateralized or paid or discharged in full and all commitments to extend credit thereunder are terminated. Any of our future debt agreements may contain similar restrictions. If we fail to repurchase any exchange notes submitted in a change of control offer, it would constitute an event of default under the Indentures, which would, in turn, constitute an event of default under the PGL Credit Facility and could constitute an event of default under our other indebtedness, even if the change of control itself would not cause a default. Important corporate events, such as takeovers, recapitalizations or similar transactions, may not constitute a change of control under the Indentures and thus not permit the holders of the exchange notes to require us to repurchase or redeem the exchange notes. See “Description of Secured Notes—Redemption,” “—Repurchase Upon Change of Control” and “—Certain Covenants—Limitation on Asset Sales” and “Description of Unsecured Notes—Redemption,” “—Repurchase Upon Change of Control” and “—Certain Covenants—Limitation on Asset Sales.”

Our ability to make payments under the exchange notes and service our other debt depends on cash flow from our subsidiaries.

We will depend on distributions or other intercompany transfers of funds from our subsidiaries to make payments under the exchange notes and service our other debt. Distributions and intercompany transfers of funds to us from our subsidiaries will depend on:

•	their earnings;

•	covenants contained in our and their debt agreements, including our existing and any future senior secured credit facilities;

•	covenants contained in other agreements to which we or our subsidiaries are or may become subject;

•	business and tax considerations; and

•	applicable law, including laws regarding the payment of dividends and distributions.

We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us or that any distributions and/or payments will be adequate to pay any amounts due under the exchange notes or our other indebtedness.

Under certain circumstances, a court could cancel the guarantees of our subsidiaries.

Unless designated as an unrestricted subsidiary, each domestic subsidiary we form or acquire will be required to guarantee the exchange notes and grant a security interest in certain of its assets (junior to the security interest granted to the lenders under the PGL Credit Facility) to secure its guarantee. Although these guarantees will provide you with a direct claim against the subsidiary guarantors, under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, under certain circumstances a court could void (i.e., cancel) a guarantee, the security interest in the guarantor’s assets securing the exchange notes and order the return of any payments made under its guarantee to the guarantor, any payments made from any foreclosure of such assets to the guarantor or to a fund for the benefit of its other creditors.

A court might take these actions if it found that when the guarantor entered into its guarantee (or, in some jurisdictions, when payments became due on its guarantee), (i) it received less than reasonably equivalent value or fair consideration for its guarantee, and (ii) any of the following conditions was then satisfied:

•	the guarantor was insolvent or rendered insolvent by reason of incurring its obligations under its guarantee;

•	the guarantor was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	the guarantor intended to incur, or believed (or reasonably should have believed) that it would incur, debts beyond its ability to pay as those debts matured.

In applying these factors, a court would likely find that a guarantor did not receive fair consideration or reasonably equivalent value for its guarantee, except to the extent that it benefited directly or indirectly from the issuance of the exchange notes in respect of which its guarantee was given. The determination of whether a subsidiary was or was rendered “insolvent” would vary depending on the law of the jurisdiction being applied. Generally, an entity would be considered insolvent if the sum of its debts (including contingent or unliquidated debts) is greater than all of its property at a fair valuation or if the present fair salable value of its assets is less than the amount that will be required to pay its probable liability on its existing debts (including contingent or unliquidated debts) as they become absolute and matured.

 A court might also void a guarantor’s guarantee and the security interest in its assets securing the exchange notes if the court concluded that the guarantor entered into the guarantee with actual intent to hinder, delay, or defraud creditors. If a court voided a guarantor’s guarantee and the security interest in its assets securing the exchange notes, a holder of exchange notes would no longer have a claim against that subsidiary and any such assets and the claims of creditors of such subsidiary would be entitled to be paid in full prior to payments, if any, to satisfy any claims under the exchange notes. There can be no assurance that the assets of any guarantor whose guarantee in respect of the exchange notes was not voided would be sufficient to pay amounts then due under the exchange notes.

We are uncertain how the bankruptcy of our member would affect our ability to continue to operate.

PGP is our sole managing member. Generally, limited liability companies (“LLCs”) are intended to provide both the limited liability of the corporate form for their members and certain advantages of partnerships, including “pass-through” income tax treatment for members, and thus have attributes of both corporations and partnerships. LLCs and their members have been involved in relatively few bankruptcy cases as debtors, and there has been little reported judicial authority addressing bankruptcy issues as they pertain to LLCs. There is some authority that the bankruptcy of a partnership’s general partner may lead to the winding up or dissolution of the partnership. It is possible that a bankruptcy court might hold, by analogy, that an LLC member’s bankruptcy would have a similar effect on a LLC. In the absence of judicial precedent, there can be no assurance as to the effect that the bankruptcy of PGP might have on our ability or the ability of our operating subsidiaries to continue in business.

Noteholders may be required to be licensed by a gaming authority and, if not so licensed, their exchange notes will be subject to redemption.

We are required to notify the Iowa Racing and Gaming Commission and the Louisiana Gaming Control Board and the Louisiana State Racing Commission as to the identity of, and may be required to submit background information regarding, each owner, partner or any other person who has a beneficial interest of five percent or more, direct or indirect, in the Company. The Iowa Racing and Gaming Commission, the Louisiana Gaming Control Board and the Louisiana State Racing Commission may also request that we provide them with a list of persons holding beneficial ownership interests in the Company of less than five percent. Similarly, the Kansas Racing and Gaming Commission requires disclosure of beneficial ownership exceeding a 0.5% threshold (with certain limited exceptions). For purposes of these rules, “beneficial interest” includes all direct and indirect forms of ownership or control, voting power or investment power held through any contract, lien, lease, partnership, stockholding, syndication, joint venture, understanding, relationship, present or reversionary right, title or interest, or otherwise. The Iowa Racing and Gaming Commission, the Kansas Racing and Gaming Commission, the Louisiana Gaming Control Board and the Louisiana State Racing Commission may determine that holders of the exchange notes have a “beneficial interest” in the Company.

If any gaming, racing or liquor agencies, including the Iowa Racing and Gaming Commission, the Kansas Racing and Gaming Commission, the Louisiana Gaming Control Board or the Louisiana State Racing Commission, requires any person, including a record or beneficial owner of the exchange notes, to be licensed, qualified or found suitable, that person must apply for a license, qualification or finding of suitability within the time period specified by the gaming authority. The person would be required to pay all costs of obtaining a license, qualification or finding of suitability. If that person is unable or unwilling to obtain such license, qualification or finding of suitability, such agencies and authorities may not grant us or, if already granted, may suspend or revoke our licenses unless we terminate that relationship. Under these circumstances, we would be required to repurchase that person’s exchange notes. There can be no assurance that we will have sufficient funds or otherwise will be able to repurchase any or all of the exchange notes.  See “Description of Secured Notes—Redemption—Required Regulatory Redemption” and “Description of Unsecured Notes—Redemption—Required Regulatory Redemption” for more information about regulatory redemptions affecting the exchange notes.

If you exchange your outstanding notes, you may not be able to resell the exchange notes you receive in the exchange offer without registering them and delivering a prospectus.

You may not be able to resell exchange notes you receive in the exchange offer without registering those exchange notes or delivering a prospectus.  Based on interpretations by the SEC in no-action letters, we believe, with respect to exchange notes issued in the exchange offer, that:

•	holders who are not our “affiliates” as defined in Rule 405 of the Securities Act;

•	holders who acquire their exchange notes in the ordinary course of business; and

•	holders who are not engaged in and do not intend to engage in, or have arrangement or understanding with any person to participate in any manner, in the distribution of the exchange notes;

do not have to comply with the registration and prospectus delivery requirements of the Securities Act.

Holders described in the preceding sentence must tell us in writing at our request that they meet these criteria.  Holders that do not meet these criteria could not rely on interpretations of the SEC in no-action letters, and would have to register the exchange notes they receive in the exchange offer and deliver a prospectus for them.  In addition, holders that are broker-dealers may be deemed “underwriters” within the meaning of the Securities Act in connection with any resale of exchange notes acquired in the exchange offer.  Holders that are broker-dealers must acknowledge that they acquired their exchange notes in market-making activities or other trading activities and must deliver a prospectus when they resell exchange notes they acquire in the exchange offer in order not to be deemed an underwriter.

If an active trading market does not develop for the exchange notes, you may not be able to resell them.

Although holders of exchange notes who are not our “affiliates” within the meaning of the Securities Act may resell or otherwise transfer their exchange notes without compliance with the registration requirements of the Securities Act, there is currently no existing market for the exchange notes other than what exists for the Existing Notes.  If no active trading market develops, you may not be able to resell your exchange notes at their fair market value or at all.  Future trading prices of the exchange notes will depend on many factors, including, among other things, our ability to effect this exchange offer, prevailing interest rates, our operating results and the market for similar securities.  We have been informed by the initial purchasers of the outstanding notes that they intend to make a market in the exchange notes and the outstanding notes.  However, they may cease their market-making at any time without notice.  In addition, any market-making activity may be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer or the pendency of the applicable registration statement.  There has also been no public market for the outstanding notes.  To the extent that outstanding notes are tendered and accepted in the exchange offer, the market for the remaining untendered outstanding notes could be adversely affected.  See “The Exchange Offer—Consequences of Failure to Exchange.”

Historically, the market for non-investment grade debt has been subject to disruptions that have caused volatility in trading prices and market liquidity.  It is possible that the market for the exchange notes will be subject to disruptions.  Any disruptions may have a negative effect on noteholders, regardless of our prospects and financial performance.

Your outstanding notes will not be accepted for exchange if you fail to follow the exchange offer procedures.

We will issue the exchange notes pursuant to this exchange offer only after a timely receipt of your outstanding notes, a properly completed and duly executed letter of transmittal and all other required documents.  Therefore, if you want to tender your outstanding notes, please allow sufficient time to ensure timely delivery.  If we do not receive your outstanding notes, letter of transmittal and other required documents by the expiration date of the exchange offer, we will not accept your outstanding notes for exchange.  We are under no duty to give notification of defects or irregularities with respect to the tenders of outstanding notes for exchange.  If there are defects or irregularities with respect to your tender of outstanding notes, we will not accept your outstanding notes for exchange.

Risk Factors Relating to Collateral Securing the Secured Exchange Notes

The fair market value of the collateral securing the secured exchange notes may not be sufficient to pay the amounts owed under the secured exchange notes. As a result, holders of the secured exchange notes may not receive full payment on their secured exchange notes following an event of default.

The proceeds of any sale of collateral securing the secured exchange notes following an event of default with respect thereto may not be sufficient to satisfy, and may be substantially less than, amounts due on the secured exchange notes. No appraisal has been made of the collateral.

The value of the collateral in the event of liquidation will depend upon market and economic conditions, the availability of buyers and similar factors. The collateral does not include contracts, agreements, licenses (including gaming and liquor licenses) and other rights that by their express terms prohibit the assignment thereof or the grant of a security interest therein. Some of these may be material to us and such exclusion could have a material adverse effect on the value of the collateral. By its nature, some or all of the collateral may not have a readily ascertainable market value or may not be saleable or, if saleable, there may be substantial delays in its liquidation. To the extent that liens, security interests and other rights granted to other parties (including the lenders under our senior secured credit facilities) encumber assets owned by us, those parties have or may exercise rights and remedies with respect to the property subject to their liens that could adversely affect the value of that collateral and the ability of the trustee under the Secured Notes Indenture (the “Trustee”) or the holders thereof to realize or foreclose on that collateral. Consequently, we cannot assure investors in the secured exchange notes that liquidating the collateral securing the secured exchange notes would produce proceeds in an amount sufficient to pay any amounts due under the secured exchange notes after also satisfying the obligations to pay any creditors with prior claims on the collateral. In addition, under the intercreditor agreement between the Trustee and the administrative agent under the PGL Credit Facility, described below, the right of the lenders to exercise remedies with respect to the collateral could delay liquidation of the collateral. The gaming licensing process, along with bankruptcy laws and other laws relating to foreclosure and sale, as discussed below, also could substantially delay or prevent the ability of the Trustee or any holder of the secured exchange notes to obtain the benefit of any collateral securing the secured exchange notes. Such delays could have a material adverse effect on the value of the collateral.

The Indentures and the agreements governing our other secured indebtedness also permit us to designate one or more of our restricted subsidiaries as an unrestricted subsidiary. If we designate a restricted subsidiary as an unrestricted subsidiary, all of the liens on any collateral owned by the unrestricted subsidiary or any of its subsidiaries and any guarantees of the secured exchange notes by the unrestricted subsidiary or any of its subsidiaries will be released under the Secured Notes Indenture but not necessarily under the PGL Credit Facility. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral securing the secured exchange notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a prior claim (ahead of the secured exchange notes) on the assets of such unrestricted subsidiary and its subsidiaries.

 If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the secured exchange notes, the holders of the secured exchange notes (to the extent not repaid from the proceeds of the sale of the collateral), would have only an unsecured claim against our remaining assets.

The right of holders of the secured exchange notes to receive payments thereon from proceeds from the sale of collateral securing the secured exchange notes will be effectively subordinated to payments under the PGL Credit Facility to the extent of the collateral securing the PGL Credit Facility due to the contractual subordination of the liens on the collateral securing the secured exchange notes to those on such collateral that secures the PGL Credit Facility and subject to the prior claim of purchase money lenders and holders of mechanics’ liens and other permitted liens.

The security interests securing the Secured Notes and the related guarantees will be contractually subordinated to security interests securing $50 million (which includes the addition of Kansas Star and may be increased by an additional $15 million per gaming property that we acquire or construct or in which we invest) in aggregate principal amount of indebtedness that may be incurred under the PGL Credit Facility, pursuant to an intercreditor agreement between the Trustee and the administrative agent under the PGL Credit Facility. In addition, lenders of furniture, fixtures and equipment financing and other purchase money indebtedness will have a security interest in the assets securing that indebtedness, although those assets, so long as they secure only such indebtedness, will not secure the secured exchange notes. As a result, upon any distribution to our creditors, whether or not in bankruptcy, liquidation, reorganization or similar proceedings, or following acceleration of our indebtedness or an event of default under such indebtedness, the lenders under the PGL Credit Facility and the lenders of furniture, fixtures and equipment financing and other purchase money indebtedness will be entitled to be repaid in full from the proceeds of the assets securing such indebtedness before any payment is made to any holder of the secured exchange notes from such proceeds. It is likely that the liquidation of the collateral securing the secured exchange notes would not produce proceeds in an amount sufficient to pay the amounts due on the Secured Notes after also satisfying the obligations to pay the PGL Credit Facility lenders and purchase money lenders. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the Secured Notes, the holders of the secured exchange notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured claim against our remaining assets. In addition, Louisiana law provides contractors, subcontractors and material suppliers with a lien on the property improved by their services or supplies in order to secure their right to be paid. If these parties are not paid in full, they may seek foreclosure on their liens. In Louisiana, the priority of all mechanics’ liens related to a particular construction project relate back to the date on which construction of the project first commenced by any contractor. Accordingly, contractors, subcontractors and suppliers providing goods and services in connection with the construction of the racino who after recordation of the security interests securing the secured exchange notes otherwise comply with the applicable requirements of Louisiana law may have a lien on the racino that is senior in priority to the security interests securing the secured exchange notes until they are paid in full. In the event of a liquidation, proceeds from the sale of collateral will be used to pay the holders of any mechanics’ liens then in existence before holders of the secured exchange notes.

The liens on collateral securing the secured exchange notes may also be subject to other liens thereon pursuant to the Secured Notes Indenture. Consequently, the ability of the holders of the secured exchange notes to foreclose upon such collateral or receive any proceeds thereof may be subject to the rights of the holders of such permitted liens.

None of our unrestricted domestic subsidiaries or any foreign subsidiaries that we may designate, form or acquire will guarantee the secured exchange notes. If any of our unrestricted domestic subsidiaries or foreign subsidiaries becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of such subsidiary before any of those assets would be made available to us.

The right of holders of the secured exchange notes to exercise remedies with respect to the collateral securing the secured exchange notes will be limited by the intercreditor agreement between the Trustee and the administrative agent under the PGL Credit Facility.

A number of the rights and remedies of the Trustee with respect to the collateral securing the secured exchange notes that are shared with the lenders under the PGL Credit Facility are significantly limited under the intercreditor agreement, dated August 6, 2009, between the Trustee and the administrative agent under the PGL Credit Facility. For instance, if the secured exchange notes become due and payable prior to the stated maturity or are not paid in full at the stated maturity at a time during which we have indebtedness outstanding under the PGL Credit Facility, the Trustee will not have the right to foreclose upon the collateral unless and until the lenders under the PGL Credit Facility fail to take steps to exercise remedies with respect to or in connection with the collateral within 180 days following notice to such lenders of the occurrence of an event of default under the Indenture. In addition, the intercreditor agreement restricts the Trustee and the holders of the secured exchange notes from pursuing remedies with respect to the collateral in an insolvency proceeding.

Gaming laws, bankruptcy laws and other factors may delay or otherwise impede the ability of the Trustee to foreclose on the collateral securing the secured exchange notes.

In addition to our intercreditor arrangements with lenders under the PGL Credit Facility, the gaming and racing laws of the States of Iowa, Kansas and Louisiana and the licensing processes, along with other laws relating to foreclosure and sale, could substantially delay or prevent the ability of the Trustee or any holder of the secured exchange notes to obtain the benefit of any collateral securing the secured exchange notes. For example, if the Trustee sought to operate, or retain an operator for, the racino, such trustee would be required to obtain Louisiana gaming and racing licenses. Any such operator and any potential purchasers of the racino or the gaming equipment would also be required to possess or obtain a Louisiana gaming license as well as appropriate racing licenses relating to horse racetrack operations. This could limit the number of potential purchasers in a sale of the racino or gaming equipment, which may delay the sale of and reduce the price paid for the collateral.

In addition, the Trustee’s ability to repossess and dispose of collateral is subject to the procedural and other restrictions of state real estate, commercial and gaming law, as well as the prior approval of the lenders under the PGL Credit Facility. Among other things, if the Trustee did conduct a foreclosure sale, and if the proceeds of the sale were insufficient, after expenses, to pay all amounts due on the secured exchange notes, such trustee might, under certain circumstances, be permitted to assert a deficiency claim against us. There can be no assurance that the Trustee would be able to obtain a judgment for the deficiency or that we would have sufficient other assets to pay a deficiency judgment.

Federal bankruptcy law also could impair the Trustee’s ability to foreclose upon the collateral. If we or a guarantor become a debtor in a case under the United States Bankruptcy Code, as amended (the “Bankruptcy Code”), the automatic stay, imposed by the Bankruptcy Code upon the commencement of a case, would prevent the Trustee from foreclosing upon the collateral or (if the Trustee has already taken control of the collateral) from disposing of it, without prior bankruptcy court approval.

The bankruptcy court might permit us to continue to use the collateral while the bankruptcy case was pending, even if the secured exchange notes were then in default. Under the Bankruptcy Code, the holders of the secured exchange notes and the Trustee would be entitled to “adequate protection” of your interest in the collateral, if necessary to protect against any diminution in value during the case. Because the Bankruptcy Code does not define “adequate protection,” and because the bankruptcy court has broad discretion, however, there can be no assurance that the court would require us to provide the holders of the secured exchange notes with any form of “adequate protection,” or that any protection so ordered would, in fact, be adequate.

In a bankruptcy case, the court would allow a claim for all amounts due under the secured exchange notes, including all accrued and unpaid interest through the date of bankruptcy. Under the Bankruptcy Code, interest stops accruing on the date of bankruptcy except with respect to the secured exchange notes under certain specified circumstances, and there can be no assurance that the court would allow a claim for post-bankruptcy interest on the secured exchange notes. If the court held that the value of the collateral securing the secured exchange notes was less than the amount due, the Trustee would be permitted to assert a secured claim in an amount equal to the collateral’s value and an unsecured claim for the deficiency.

For these and other reasons, if we or our subsidiaries become debtors in cases under the Bankruptcy Code, there can be no assurance:

•	whether any payments under the secured exchange notes would be made;

•	whether or when the Trustee could foreclose upon or sell the collateral;

•
whether the term or other conditions of the secured exchange notes or any rights of the holders could be altered in a bankruptcy case without the consent of any holder of a secured exchange note or the Trustee;

•	whether the Trustee or any such holder would be able to enforce its rights against the guarantors under their guarantees; or

•	whether or to what extent holders of the secured exchange notes would be compensated for any delay in payment or decline in the collateral’s value.

Finally, the ability of the Trustee to foreclose on the collateral securing the secured exchange notes on behalf of the holders of the secured exchange notes may be subject to the consent of third parties, prior liens (as discussed above) and practical problems associated with the realization of the Trustee’s security interest in the collateral.

The rights of holders of secured exchange notes in the collateral securing the secured exchange notes may be adversely affected by the failure to perfect security interests in such collateral and other issues generally associated with the realization of security interests in such collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected, a valid lien created and its priority retained through certain actions undertaken by the secured party. The liens in all collateral securing the secured exchange notes from time to time owned by us or the guarantors may not be perfected or validly created with respect to the secured exchange notes and the guarantees if the Trustee has not taken the actions necessary to perfect or validly create any of those liens upon or prior to the issuance of the secured exchange notes. The inability or failure of the Trustee to take all actions necessary to create properly perfected security interests or validly created liens in the collateral may result in the loss of the priority of the security interest for the benefit of the holders of secured exchange notes to which they would have been entitled as a result of such non-perfection or such failure to create valid liens.

In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected and a lien validly created at the time such property and rights are acquired and identified. We and the guarantors will have limited obligations to perfect the security interest of the holders of secured exchange notes in, or create valid liens with respect to, specified collateral. We cannot assure you that the Trustee will monitor, or that we or the guarantors will inform the Trustee of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in, or create a valid lien with respect to, such after-acquired collateral.

Our failure to meet our obligations to inform the Trustee of the future acquisition of property or rights that constitute collateral may constitute a breach under the Secured Notes Indenture, which could result in the acceleration of the obligations under the Secured Notes. However, acceleration of such obligations in such situation may not provide an adequate remedy to the holders of the secured exchange notes if the value of the collateral is impaired by the failure to perfect the security interest in, or create a valid lien with respect to, such after-acquired collateral. The Trustee has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest or the creation of a valid lien with respect thereto. Such failure may result in the loss of the security interest in the collateral securing the secured exchange notes or the priority of the security interest in favor of the secured exchange notes and the guarantees against third parties.

Our ability to use and operate certain portions of the facilities may be limited by the validity of, or a default or termination under, our real property leases and the ability of a holder of the secured exchange notes to recover as a secured creditor may be affected by a default or termination under such leases, as well as our ability to obtain landlord consent to leasehold mortgages.

Certain portions of the facilities are leased from third party landlords. In order to obtain mortgages on those portions of the facilities, we will need to obtain consents from those landlords, which consents may not be obtained. If we do not obtain landlord consents, then holders of secured exchange notes will not be able to obtain leasehold mortgages and will not be secured with respect to those leased portions of the property. In addition, if any of our leases are not valid or a default or termination occurs under any of them, it may negatively impact our operations and results and interfere with our ability to use and operate all or a portion of certain of our facilities.

The collateral securing the secured exchange notes is subject to casualty risks and the insurance proceeds received in connection with any such casualty may be insufficient to compensate us fully for our losses.

The Secured Notes Indenture and the security documents will require us and the guarantors to maintain adequate insurance or otherwise insure against risks to the extent customary with companies in the same or similar business operating in the same or similar locations. There are, however, certain losses, including losses resulting from terrorist acts, that may be either uninsurable or nor economically insurable, in whole or in part. As a result, we cannot assure you that the insurance proceeds will compensate us fully for our losses. If there is a total or partial loss of any of the collateral securing the secured exchange notes, we cannot assure any holder of the secured exchange notes that any insurance proceeds received by us will be sufficient to satisfy all of our obligations, including the secured exchange notes.

In the event of a total or partial loss to any of the mortgaged facilities securing the secured exchange notes, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to obtain replacement units or inventory could cause significant delays. In addition, certain zoning laws and regulations may prevent rebuilding substantially the same facilities in the event of a casualty, which could have a material adverse impact on our operations.

The security interest of the Secured Notes Trustee in the Amelia Belle Casino vessel to secure the secured exchange notes could become subordinate to certain liens imposed by operation of federal admiralty law.

We have granted to the Secured Notes Trustee and filed with the United States Coast Guard a federal preferred ship mortgage covering the Amelia Belle Casino vessel. Notwithstanding such mortgage, it is not certain whether the Amelia Belle Casino vessel would be considered a “vessel” for purposes of federal admiralty law and, in particular, for purposes of the Secured Notes Trustee’s security interest in the Amelia Belle Casino vessel pursuant to federal admiralty law. The determination of whether a particular structure is a “vessel” for purposes of a federal preferred ship mortgage under federal admiralty law is heavily dependent on the particular facts pertaining to that structure. Recent federal and state court decisions conflict as to whether permanently moored gaming structures are or are not “vessels” as a matter of federal admiralty law. If the Amelia Belle Casino vessel is not a “vessel” under federal admiralty law, then the security interest of the Secured Notes Trustee in the Amelia Belle Casino vessel would remain governed by state law. Furthermore, if the Amelia Belle Casino vessel is a “vessel” for purposes of federal admiralty law, then parties providing goods and services, as well as tort claimants, could have priority over the lien of the collateral agent on the Amelia Belle Casino vessel created by the collateral documents encumbering such casino vessel, to the extent such parties remain unpaid.

* * * * * * *

The factors described above are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations.   This prospectus is qualified in its entirety by these risk factors.  If any of the foregoing risks actually occur, our business, financial condition and results of operation could be materially harmed.  In that case, the results of our future operations could decline significantly.

USE OF PROCEEDS

The exchange offer is intended to satisfy certain of our obligations under the registration rights agreement dated as of February 1, 2011 and the registration rights agreement dated as of February 9, 2011.  We will not receive any cash proceeds from this exchange offer.  The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued.  The issuance of the exchange notes will not result in any increase in our indebtedness.

CAPITALIZATION

 The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2011:

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and the notes thereto contained in PGL’s annual report on Form 10-K for the year ended December 31, 2010 and the condensed consolidated financial statements and the notes thereto contained in PGL’s quarterly report on Form 10-Q for the period ended March 31, 2011, each of which is contained elsewhere in this prospectus.

As of March 31, 2011
(Dollars in thousands)
Total cash and cash equivalents	$115,970

Senior secured credit facility	-
FF&E term loan facility	4,788
Capital leases & notes payable	48
8⅜% senior secured notes(1)	319,608
10¾% senior unsecured notes(2)	352,104

Total debt	676,548
Total member’s deficit	(70,876)

Total capitalization	$605,672

(1)	Net of discount of $392 attributable to the 8⅜% Senior Secured Notes due 2015.
(2)	Net of discount of $2,896 attributable to the 10¾% Senior Unsecured Notes due 2017.

SELECTED FINANCIAL DATA

The following table represents selected consolidated financial data of PGL for the five years ended December 31, 2010 and for the three months ended March 31, 2011 and 2010.

The selected historical financial data for the five years ended December 31, 2010 are derived from our audited consolidated financial statements. The selected historical data for the three months ended March 31, 2011 and 2010 are unaudited, but include, in the opinion of management, all adjustments, consisting only of normal recurring entries, necessary to present fairly the financial information of PGL and its subsidiaries for the interim periods presented and have been prepared in accordance with U.S. GAAP. The interim results are not necessarily indicative of results expected for the full year or other periods. All periods presented include DJL’s operations, EVD’s gaming and horse racing operations and DJW’s operations (casino opened in April 2006), the periods ended March 31, 2011 and December 31, 2010 and 2009 include ABC’s operations since its acquisition on October 22, 2009 and the period ended March 31, 2011 include KSC’s operations since it began development of the Kansas Star in January 2011. The selected financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this document.

	Year Ended December 31,					Three Months Ended March 31,
	2010	2009	2008	2007	2006	2011	2010
	(Dollars in thousands)
Statement of Operations Data
REVENUES:
Casino	$293,619	$258,427	$227,269	$222,147	$200,734	$75,568	$73,919
Racing	14,961	16,507	17,986	19,146	22,146	2,423	2,522
Video Poker	4,694	5,322	5,901	4,533	3,715	1,466	1,187
Food and beverage	26,272	23,418	16,767	15,801	15,315	6,508	6,399
Other	12,483	10,580	11,809	11,501	10,087	3,739	2,780
Less promotional allowances	(36,671)	(27,974)	(20,579)	(19,935)	(17,580)	(9,303)	(8,806)
Total net revenues	315,358	286,280	259,153	253,193	234,417	80,401	78,001
EXPENSES:
Casino	120,633	107,106	97,421	94,389	84,971	30,873	30,608
Racing	14,417	15,360	15,739	15,959	18,579	2,462	2,441
Video poker	3,717	3,908	4,349	3,751	2,949	1,128	879
Food and beverage	16,980	16,471	13,174	12,428	11,701	4,099	3,981
Other	8,584	7,484	7,564	7,080	6,605	1,952	1,698
Selling, general and administrative (1)	54,753	45,564	34,657	49,770	43,924	14,144	13,444
Depreciation and amortization	29,413	24,651	20,134	20,728	20,820	7,222	7,367
Pre-opening expense	33	6	785	375	966	1,057	10
Development expense	28	1,211	(922)	8,041	777	—	48
Affiliate management fees	5,756	5,318	5,401	5,218	4,516	1,540	1,435
Impairment on asset held for sale	—	—	831	—	—	—	—
Loss on disposal of assets	184	1,770	95	2,731	210	34	9
Total expenses	254,498	228,849	199,228	220,470	196,018	64,511	61,920
Income from operations	60,860	57,431	59,925	32,723	38,399	15,890	16,081
OTHER INCOME (EXPENSE):
Interest income	2,249	2,010	2,465	2,628	955	600	539
Interest expense, net of amounts capitalized	(59,598)	(50,407)	(39,634)	(40,505)	(32,741)	(16,581)	(14,855)
Loss from equity affiliate	(29)	—	—	—	—	(37)	—
Loss on early retirement of debt	—	(22,475)	—	—	—	—	—
Interest expense related to preferred member’s interest, redeemable	—	—	—	—	(285)	—	—
Total other expense	(57,378)	(70,872)	(37,169)	(37,877)	(32,071)	(16,018)	(14,316)
Net income (loss)	$3,482	$(13,441)	$22,756	$(5,154)	$6,328	$(128)	$1,765

Ratio of earnings to fixed charges (2)	1.1x	-x	1.4x	-x	1.2x	-x	1.1x
Pro forma ratio of earnings to fixed charges (3)	-x					-x

	Year Ended December 31,					Three Months Ended March 31,
	2010	2009	2008	2007	2006	2011	2010
Cash Flow Data	(Dollars in thousands)
Cash flows from (used in) operating activities	$37,372	$49,803	$40,394	$42,299	$41,821	$(3,382)	$(3,123)
Cash flows used in investing activities	(43,109)	(134,893)	(67,601)	(50,555)	(31,980)	(24,556)	(7,949)
Cash flows (used in) from financing activities	(9,150)	80,922	23,812	(6,565)	34,302	124,258	(1,609)
Distributions to common member	(11,442)	(7,331)	(4,078)	(6,424)	(2,494)	(3,125)	(663)

	Year Ended December 31,					Three Months Ended March 31,
	2010	2009	2008	2007	2006	2011	2010
Balance Sheet Data	(Dollars in thousands)
Current assets	$31,686	$47,244	$52,146	$52,288	$67,231	$131,664	$38,019
Total assets	539,805	541,934	437,276	371,927	353,810	670,604	537,733
Current liabilities	51,571	54,581	59,109	45,379	49,346	47,180	45,971
Total long-term obligations	560,103	557,128	430,150	386,170	360,965	694,300	556,561
Total member’s deficit	(71,869)	(69,775)	(51,983)	(59,622)	(56,501)	(70,876)	(64,799)
___________________

(1)
Includes a (credit) expense of $(2.4) million in 2009, $(6.6) million in 2008, $10.3 million in 2007 and $8.5 million in 2006 related to non-cash equity based compensation.  See Note 2 to the consolidated financial statements for the year ended December 31, 2010 included elsewhere in this prospectus for more information on the non-cash equity based compensation.

(2)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as net income (loss) plus fixed charges and amortization of capitalized interest less capitalized interest. Fixed charges include interest expense on all indebtedness, including amounts capitalized, an estimate of the interest within rental expense, amortization of deferred financing costs and debt discount, preferred member’s interest redeemable, and loss on early retirement of debt. Earnings were insufficient to cover fixed charges for the years ended December 31, 2009 and 2007 by $13.2 million and $5.9 million, respectively.  Earnings were insufficient to cover fixed charges for the three months ended March 31, 2011 by $0.2 million.  During the year ended December 31, 2009, fixed charges include a loss on early retirement of debt of $22.5 million.

(3)
Adjusted for the pro forma effect of the issuance of the Notes as if such transactions had occurred on January 1, 2010. Earnings were insufficient to cover fixed charges for the year ended December 31, 2010 and the three months ended March 31, 2011 by $8.2 million and $1.3 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and is qualified in its entirety by, our “Selected Financial Data” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

 Executive Summary

We own and operate four casinos located in Iowa and Louisiana.  In addition, we are currently developing the Kansas Star in Mulvane, Kansas.  See Note 1 to the consolidated financial statements included elsewhere in this prospectus for more information on the Kansas Star development.

Our corporate offices are located in Dubuque, Iowa.  Our properties consist of:

1.	Diamond Jo Dubuque operations, which comprise the Diamond Jo casino operations in Dubuque, Iowa and serving the eastern Iowa, northwest Illinois and southwest Wisconsin gaming markets;
2.	Diamond Jo Worth operations, which comprise the Diamond Jo casino operations in Northwood, Iowa serving north central Iowa and south central Minnesota;
3.	EVD operations, which comprise the casino, racetrack and OTB’s operated by EVD in Louisiana, serving the greater Lafayette, Louisiana area; and
4.	Amelia Belle operations, which comprise the Amelia Belle Casino in Amelia, Louisiana serving the southern Louisiana markets.

Our properties offer a variety of amenities including various food and beverage outlets and entertainment venues.

Recent Developments

In January 2011, PGP’s Kansas Management Contract was approved by the KRGC and upon such approval, became effective.  The Kansas Management Contract was subsequently assigned to KSC and allows KSC to design, develop and operate the Kansas Star Casino, Hotel and Event Center in Mulvane, Kansas.

In March 2011, KSC purchased two parcels of land totaling approximately 202 acres on which the Kansas Star will be developed. This land effectively gives the Company all the land needed to develop the Kansas Star facility in compliance with the terms of the Kansas Management Contract.  In March 2011, KSC broke ground on the Kansas Star development project.

Also in March 2011, a third party developer and operator opened a new 60-room hotel in close proximity to our DJW casino.

On May 13, 2011, the State of Iowa moved "in the interest of justice" to dismiss misdemeanor charges filed against PGP, its Chief Executive Officer and Chief Operating Officer for alleged violations of State of Iowa campaign contribution laws. The Court approved the motion and ordered the complete dismissal of all charges.

On June 2, 2011, KSC and PGL entered into a Loan and Security Agreement with American Trust & Savings Bank to finance the purchase of furniture, fixtures, and equipment for the Kansas Star in an amount of up to $14 million.

Results of Operations

Selected Financial Measures by Property

The following table sets forth certain information concerning our results of operations for the years ended December 31, 2010, 2009 and 2008, and the three months ended March 31, 2011 and 2010.

	Years ended December 31,			Three Months ended March 31,
	2010	2009	2008	2011	2010
	(Dollars in thousands)
Net Revenues:
Diamond Jo Dubuque	$67,835	$71,876	$42,364	$16,757	$17,272
Diamond Jo Worth	86,568	83,897	84,596	21,585	21,185
Evangeline Downs	112,993	122,808	132,193	28,618	27,376
Amelia Belle (1)	47,962	7,699	-	13,441	12,168
Consolidated net revenues	$315,358	$286,280	$259,153	$80,401	$78,001
Income from Operations:
Diamond Jo Dubuque	$13,549	$14,883	$8,972	$3,374	$3,679
Diamond Jo Worth	25,848	22,695	20,753	6,410	6,244
Evangeline Downs	20,535	23,697	28,814	6,320	5,634
Amelia Belle (1)	8,540	932	-	3,367	2,262
Kansas Star	-	-	-	(1,057)	-
General corporate (2)	(7,612)	(4,776)	1,386	(2,524)	(1,738)
Consolidated income from operations	$60,860	$57,431	$59,925	$15,890	$16,081
Income from Operations Margins:
Diamond Jo Dubuque	20.0%	20.7%	21.2%	20.1%	21.3%
Diamond Jo Worth	29.9%	27.1%	24.5%	29.7%	29.5%
Evangeline Downs	18.2%	19.3%	21.8%	22.1%	20.6%
Amelia Belle (1)	17.8%	12.1%	-	25.1%	18.6%
Consolidated income from operations margin (2)	19.3%	20.1%	23.1%	19.8%	20.6%

______________________________

(1)	We acquired Amelia Belle on October 22, 2009, and its operating results are included only from the acquisition date.
(2)	General corporate operating income (loss) was impacted by a credit for non-cash equity based compensation of $2.4 million and $6.6 million for 2009 and 2008, respectively.

Three months ended March 31, 2011 compared to three months ended March 31, 2010

Consolidated net revenues increased $2.4 million, or 3%, to $80.4 million for the three months ended March 31, 2011 from $78.0 million for the three months ended March 31, 2010.  DJW, EVD, and ABC reported net revenue growth of 2%, 5%, and 10%, respectively, during the first quarter of 2011 compared to the first quarter of 2010 primarily due to 2%, 4%, and 4% increases in casino revenues, respectively, while DJL reported a 3% decrease in net revenues quarter over quarter due primarily to a decline in DJL’s casino revenues of 2%. In addition, ABC recorded $0.7 million of other revenue resulting from a gain on a financial settlement with the predecessor owner of ABC which is included in Other revenue.

Casino revenues increased $1.7 million, or 2%, to $75.6 million for the three months ended March 31, 2011 from $73.9 million for the three months ended March 31, 2010.  In Iowa, casino revenues were essentially flat year over year as DJW’s casino revenues increased by $0.4 million, or 2%, to $20.4 million for the three months ended March 31, 2011 from $20.0 million for the three months ended March 31, 2010 while DJL’s casino revenues decreased by $0.3 million, or 2%, to $16.6 million for the three months ended March 31, 2011 from $16.9 million for the three months ended March 31, 2010.  DJL’s casino revenue decline is primarily attributable to adverse weather during the month of February 2011 as discussed above.  In Louisiana, both properties experienced year over year growth as EVD’s casino revenues increased by $1.0 million, or 4%, to $25.0 million for the three months ended March 31, 2011 from $24.0 million for the three months ended March 31, 2010 and ABC’s casino revenues increased by $0.6 million, or 5%, to $13.6 million for the three months ended March 31, 2011 from $13.0 million for the three months ended March 31, 2010.  ABC had the impact of disruptions on the casino floor at ABC during January 2010 and February 2010 as a result of ABC’s $7.5 million casino renovation while EVD had the benefit for the first full quarter of the hotel at the casino that opened November 2010 in addition to a small recovery in the oil and gas industry in southern Louisiana.

Casino operating expenses increased 1% to $30.9 million for the three months ended March 31, 2011 from $30.6 million for the three months ended March 31, 2010 due primarily to an increase in gaming taxes as a result of an increase in casino revenues.

Promotional allowances as a percentage of casino revenues were essentially flat quarter over quarter at approximately 12% for each of the three months ended March 31, 2011 and 2010.

Racing revenues at EVD were essentially flat quarter over quarter at $2.4 million and $2.5 million, respectively, for the three months ended March 31, 2011 and 2010.  Consistent with racing revenues, racing expenses were also flat quarter over quarter at $2.4 million for each of the three months ended March 31, 2011 and 2010.

Video poker revenues at EVD increased 25% for the three months ended March 31, 2011 to $1.5 million compared to $1.2 million for the three months ended March 31, 2010 which is due primarily to $0.4 million in video poker revenues at our St. Martinville OTB where we began operating video poker machines in September 2010.  Consistent with this increase in revenues, EVD experienced an increase of $0.2 million in video poker expenses to $1.1 million for the three months ended March 31, 2011 from $0.9 million for the three months ended March 31, 2010 due primarily to its video poker operations at our St. Martinville OTB.

Food and beverage revenues were essentially flat quarter over quarter at $6.5 million and $6.4 million for the three months ended March 31, 2011 and 2010, respectively.  Consistent with flat revenues, food and beverage expenses were also flat quarter over quarter at $4.1 million and $4.0 million for the three months ended March 31, 2011 and 2010, respectively.

Other revenues increased $0.9 million to $3.7 million for the three months ended March 31, 2011 from $2.8 million for the three months ended March 31, 2010 due primarily to a $0.7 million increase at ABC resulting from a gain on a financial settlement with the predecessor owner as discussed above and a $0.2 million increase in convenience store revenues at DJW resulting from an increase in fuel prices over the first quarter of 2010.  Consistent with this increase in gasoline sales, DJW realized an increase in other expenses.

Selling, general and administrative expenses increased 5% to $14.1 million for the three months ended March 31, 2011 from $13.4 million for the three months ended March 31, 2010 due primarily to a $0.7 million increase at PGL in payroll and related expenses as a result of corporate staffing changes made to support the continued growth of the Company with the acquisition of ABC in the fourth quarter 2009 and the current development of the Kansas Star.

Depreciation and amortization expense was relatively consistent quarter over quarter at $7.2 million for the three months ended March 31, 2011 and $7.4 million for the three months ended March 31, 2010.

Affiliate management fees were $1.5 million and $1.4 million for the three months ended March 31, 2011 and 2010, respectively, and relate to management fees paid or accrued to related parties under various management services and consulting agreements at EVD, DJW and ABC.

Pre-opening expenses of $1.1 million for the three months ended March 31, 2011 relate to start-up costs for the development project at KSC and consist primarily of pre-opening professional services fees, regulatory costs and payroll.

Operating income margins at DJW, EVD, and ABC increased quarter over quarter while operating income margins declined at DJL due primarily to the casino revenue growth at DJW, EVD, and ABC and the casino revenue decline at DJL as discussed above.  ABC’s operating income margin was also positively impacted by the $0.7 million gain on a financial settlement with the predecessor owner as discussed above.

Other expense, net of interest income, increased $1.7 million to $16.0 million for the three months ended March 31, 2011 from $14.3 million for the three months ended March 31, 2010 primarily due to the Company’s additional financing activities in February 2011 to support the Kansas Star development project including the $80.0 million PGL Secured Notes tack-on and the $50.0 million PGL Unsecured Notes tack-on.

2010 Compared to 2009

Consolidated net revenues increased $29.1 million to $315.4 million for 2010 compared to $286.3 million for 2009.  Consolidated net revenues on a same store basis decreased $11.2 million, or 4%, to $267.4 million for 2010 compared to $278.6 million for 2009.  Same store basis for year over year comparisons does not reflect operating results related to our acquisition of ABC on October 22, 2009.  While DJW reported a 3% increase in net revenues primarily due to a 2% increase in casino revenues, net revenues at DJL decreased 6% in 2010 compared to 2009.  This decrease is primarily due to (i) disruptions in business due to significant amounts of snowfall in Dubuque, Iowa in January, February and December 2010 as compared to the prior year, (ii) construction related disruptions at DJL’s closest competitor, Mystique Casino, during the first quarter of 2009 related to their casino remodel which was completed in April 2009 (iii) a stabilization of DJL’s market share in its primary gaming market following the opening of its new casino facility in December 2008 and (iv) an overall decline in gaming revenue of 3.5% in its primary gaming market.  EVD continued to be impacted by a decline in discretionary spending as a direct result in the downturn in the oil and gas industry in southern Louisiana in 2010 compared to 2009.  EVD reported an 8% decline in net revenues, primarily due to a 7% decline in casino revenues, in 2010 compared to 2009, which is consistent with the declines in its closest competitor market of Baton Rouge.  In addition, net revenue at ABC was $48.0 million for 2010 and $7.7 million from the date of acquisition through December 31, 2009.

Casino revenues increased $35.2 million to $293.6 million for 2010 compared to $258.4 million for 2009.  Casino revenues on a same store basis declined 3% to $242.1 million for 2010 from $250.3 million for 2009.  DJL’s casino revenues decreased by $2.9 million, or 4%, to $67.7 million for 2010 from $70.6 million for 2009 as a result of the negative weather impact, the construction at Mystique Casino in 2009, stabilization of DJL’s market share and overall decline in its primary gaming market as discussed above.   DJW’s casino revenues increased $1.8 million to $81.0 million in 2010 from $79.2 million in 2009.  EVD’s casino revenues declined 7% to $93.4 million in 2010 from $100.5 million in 2009, which management believes is due primarily to the downturn in the oil and gas industry in southern Louisiana as discussed above.  ABC’s casino revenues were $51.5 million in 2010 and $8.1 million from the date of acquisition through December 31, 2009.  The first two months of 2010 and the last two months of 2009 reflect the impact of disruptions on the casino floor as a result of ABC’s $7.5 million casino renovation.

Casino operating expenses increased $13.5 million to $120.6 million for 2010 compared to $107.1 million for 2009.  Casino operating expenses on a same store basis decreased 4% to $98.8 million in 2010 from $103.2 million in 2009 due primarily to a $2.7 million decrease in gaming taxes and horse purse supplements as a result of a decrease in casino revenue and a decrease in other operating casino expenses, including a $1.4 million decrease in slot lease expense, resulting from management’s cost control initiatives.  Casino expenses at ABC were $21.8 million in 2010 and $3.9 million from the date of acquisition through December 31 2009.

Promotional allowances as a percentage of casino revenues increased to 12.5% in 2010 from 10.8% in 2009. Promotional allowances as a percentage of casino revenues on a same-store basis increased to 11.9% in 2010 from 10.7% in 2009.  Each of our properties saw an increase in promotional expense which was the result of an effort to drive additional customer visits in a difficult economic environment.  In addition, promotional allowances as a percentage of casino revenues at ABC were 15.2% for 2010 compared to 14.9% from the date of acquisition through December 31, 2009.

EVD continues to see a decline in racing revenues.  Racing revenues at EVD for 2010 decreased 9% to $15.0 million for 2010 compared to $16.5 million for 2009.  We believe this decrease is consistent with an industry trend of decreased wagering on horse racing throughout the United States.  Racing expenses declined primarily due to the lower racing revenue volume.  Due to the significant amount of fixed costs associated with live racing, our margins on racing decreased from 7% in 2009 to 4% in 2010.

Video poker revenues at EVD decreased 11% to $4.7 million in 2010 compared to $5.3 million in 2009 which we believe is due primarily to the downturn in the economy in Louisiana as discussed above as well as increased competition from truck stops offering video poker in the areas in which some of our OTBs operate.  We began operating video poker machines at our new St. Martinville OTB in September 2010 which offset the overall decline in revenues by $0.4 million.  Video poker expenses declined primarily due to the lower video poker revenue volume and margins were negatively impacted by the ramp up of operations at St. Martinville.

Food and beverage revenues increased $2.9 million to $26.3 million for 2010 compared to $23.4 million for 2009. Food and beverage revenues on a same store basis decreased 2% to $22.3 million in 2010 from $22.7 million in 2009.  This decrease is attributable to declines in food and beverage revenues at DJL and EVD due to decreased customer visits and reductions in discretionary spending as a result of the difficult economic conditions. However, despite the decrease in revenues, we were able to improve food and beverage margins year over year by 500 basis points on a same store basis.  These reductions in costs were primarily achieved through the implementation of management’s cost control initiatives including adjusting hours of operations in the various food outlets.   Food and beverage revenues and expenses at ABC for 2010 were $4.0 million and $2.3 million, respectively and were $0.7 million and $0.4 million, respectively from the date of acquisition through December 31, 2009.

Other revenues increased $1.9 million to $12.5 million for 2010 compared to $10.6 million for 2009. Other revenues on a same store basis increased $1.6 million for 2010 compared to 2009 due to a $1.3 million increase in convenience store revenues at DJW resulting from an increase in gallons of fuel sold and an increase in fuel prices over 2009.  Consistent with this increase in gasoline sales, DJW realized an increase in other expenses.  Other revenues at ABC were $0.3 million in 2010 and were insignificant from the date of acquisition through December 31 2009.

Selling, general and administrative expenses increased $9.2 million to $54.8 million for 2010 compared to $45.6 million for 2009. Selling, general and administrative expenses on a same store basis increased 4% to $46.0 million for 2010 from $44.1 million for 2009.  The $1.9 million increase is primarily due to a $2.4 million credit to non-cash expense in 2009 associated with the PGP incentive units granted to certain executive officers of the Company.  The $2.4 million non-cash expense credit is offset by a $0.5 million expense reduction which is primarily a direct result of the implementation of management’s cost control initiatives. Selling, general and administrative expenses at ABC were $8.8 million for 2010 and $1.5 million from the date of acquisition through December 31, 2009.

Depreciation and amortization expense increased $4.8 million due primarily to a $5.1 million depreciation and amortization expense increase at ABC to $6.1 million in 2010 from $1.0 million from the date of acquisition through December 31, 2009.

At December 31, 2010, we performed our annual impairment test on goodwill and indefinite lived intangible assets and determined that the estimated fair value exceeded its carrying value as of that date. Based on that review, management determined that there was no impairment of goodwill or indefinite lived intangible assets.  We do not expect significant changes in our operations at DJL, DJW, EVD or ABC over the next 12 months. However, declines in economic conditions in the regions in which we operate, and specifically in the oil and gas industry in southern Louisiana, could have a negative effect on our future operations. If a material negative impact would occur, it may have an impact on our periodic review of goodwill and indefinite lived intangible assets for impairment.

Development expense in 2009 was $1.2 million and was primarily related to costs associated with the acquisition of ABC.

Affiliate management fees increased $0.5 million to $5.8 million for 2010 compared to $5.3 million for 2009. Affiliate management fees were $5.4 million and $5.3 million on a same store basis for 2010 and 2009, respectively and relate to management fees paid or accrued to related parties under various management services and consulting agreements at EVD and DJW.  Affiliate management fees at ABC were $0.4 million in 2010 and were insignificant from the date of acquisition through December 31, 2009.

Included in loss on disposal of assets during 2009 is approximately $1.5 million of capitalized design and development costs and disposal costs related to a hotel project design at EVD that were not utilized by the third party operator.  See Note 3 of the consolidated financial statements contained elsewhere in this prospectus for further information on the hotel project at EVD.

Operating income margins at DJL dropped slightly to 20.0% in 2010 from 20.7% in 2009 primarily due to the increased promotional expenses as discussed above. Operating income margins at DJW increased to 29.9% for 2010 from 27.1% in 2009 due to (i) a $1.3 million decrease in depreciation expense as certain assets reached the end of their depreciable lives during the second quarter 2009 and (ii) a continued focus by the Company to maintain optimal labor levels and control operating costs.  EVD’s operating income margins declined to 18.2% for 2010 from 19.3% for 2009 primarily due to (i) a 7% decrease in casino revenues as discussed above and (ii) the increased promotional expenses as discussed above partially offset by the $1.5 million loss on disposal in 2009 as discussed above.  Operating income margin at ABC for 2010 was 17.8% and was 12.1% from the date of acquisition through December 31, 2009 and was negatively impacted by a high level of promotional allowances as well as disruptions on the casino floor in the last two months of 2009 and first two months of 2010 related to the remodel of the facility.

Interest expense, net of interest income, increased $9.0 million for 2010 compared to 2009 primarily due to the Company’s debt refinancing activities in 2009 including additional debt incurred to fund the acquisition of ABC.  In addition, during 2009, the Company incurred a $22.5 million loss on early retirement of debt related to this refinancing.

2009 Compared to 2008

Consolidated net revenues on a same store basis for 2009 increased 7.5% over 2008 primarily as a result of the strong operating results at our new land-based Diamond Jo casino in Dubuque, Iowa.  DJL’s new facility opened to the public in December 2008 and posted a net revenue increase of 70% in 2009 over 2008.  Offsetting that increase was a 7% decline in net revenues at EVD, which we believe is a result of the downturn in the oil and gas industries in southern Louisiana.  Net revenues at DJW were substantially unchanged in 2009 compared to 2008 while ABC contributed net revenues of $7.7 million from October 22, 2009, its acquisition date, through December 31, 2009.

DJL’s casino revenues increased by $27.9 million, or 65%, to $70.6 million in 2009 from $42.7 million in 2008 due to the opening of its new casino as discussed above. DJL’s slot revenue increased to $64.6 million in 2009 from $39.5 million in 2008, and DJL’s table game revenue increased to $6.0 million in 2009 compared to $3.2 million in 2008.

DJW’s casino revenues increased slightly to $79.2 million in 2009 from $78.8 million in 2008.  DJW’s slot revenue increased to $72.7 million in 2009 from $72.2 million in 2008, and DJW’s table game revenue remained substantially unchanged at $6.5 million and $6.6 million in 2009 and 2008, respectively.

EVD’s casino revenues decreased 5% to $100.5 million in 2009 from $105.8 million in 2008.  Management believes this decrease is primarily attributed to a decline in discretionary spending as a direct result of the downturn in the oil and gas industries in southern Louisiana during 2009 as well as disruptions on the casino gaming floor as a result of EVD’s $3.7 million casino floor renovation, which began at the end of 2008 and was completed in April 2009.  This renovation included, among other things, the purchase of 100 new slot machines, new slot signage and new carpeting as well as an overall redesign of the casino floor layout to provide more space for patrons.

ABC’s casino revenues of $8.1 million from the date of acquisition through December 31, 2009 were comprised of slot revenue of $7.3 million and table games revenue of $0.8 million.  The results reflect the impact of disruptions on the casino floor during the last two months of 2009 due to ABC’s $7.5 million casino renovation which began in mid-November 2009.  The renovation included a remodel of the interior, including new carpet and remodeled restrooms, 260 new slot machines and themes, reconfiguration of the gaming floor, new slot signage, a new surveillance system and painting of the exterior of the boat.

Casino expenses as a percentage of casino revenues improved in 2009 over 2008 due primarily to DJL’s move to a land based facility, which resulted in a more efficient casino floor layout and certain fixed costs on a larger casino revenue volume.

Promotional allowances as a percentage of casino revenues on a same-store basis increased to 10.7% in 2009 from 9.1% in 2008, primarily due to increases in promotional allowances at EVD including (i) a $1.5 million increase in direct mail offers designed to stimulate increased business and (ii) a $0.6 million increase in the dollar amount of beverage complimentaries on the casino floor, which is due primarily to a price increase on beverages as well as an increased focus on beverage service on the casino floor.  In addition, promotional allowances as a percentage of casino revenues at ABC were 14.9%, which is due to the phasing out of the promotional programs of the predecessor owners while ramping up the implementation of the Company’s promotional strategies and programs.

EVD continues to see a decline in racing revenues to $16.5 million in 2009 from $18.0 million in 2008.  Due to the significant amount of fixed costs associated with live racing, our margins on racing decreased from 12% in 2008 to 7% in 2009.  The Company believes this decrease is consistent with an industry trend of decreased wagering on horse racing throughout the United States as well as a decline in the economic conditions in Louisiana as discussed above.

Video poker revenues at EVD decreased 10% in 2009 over 2008, which we believe is primarily due to the downturn in the economy in Louisiana as discussed above as well as increased competition from truck stops offering video poker in the areas in which some of our OTBs operate.  However, EVD made adjustments to control costs which allowed us to maintain video poker margins at 27% despite the revenue decline.

Food and beverage revenues on a same-store basis increased 35% to $22.7 million in 2009 from $16.8 million in 2008 due primarily to a $5.1 million increase in food and beverage revenues at DJL’s new casino, which offers an expanded selection of food and beverage products to our patrons than what was available at its old facility.  This increase in food and beverage revenues at DJL, as well as more efficient food and beverage facilities, helped improve our overall food and beverage margins. Food and beverage revenues at ABC were $0.7 million from the date of acquisition through December 31, 2009.

Other revenues decreased $1.2 million in 2009 compared to 2008 due primarily to a decrease in convenience store revenues at DJW resulting from lower fuel prices over 2008.  Consistent with this decrease in gasoline sales, DJW realized a decrease in other expenses.  In addition, in 2009, DJL had other revenues of approximately $1.6 million related to the opening of its new 30-lane bowling center and event center in December 2008.  DJL also incurred approximately $1.1 million of other expenses related to these amenities.  In 2008, DJL recorded approximately $1.6 million in other revenue associated with the DRA’s contractual obligation under its operating agreement to pay DJL $0.33 for each $1.00 reduction in DJL’s adjusted gross receipts.  The income associated with the DRA agreement terminated in December 2008 upon the opening of DJL’s new land-based casino.

Selling, general and administrative expenses on a same-store basis increased $9.4 million in 2009 from 2008 due to two primary factors:

-
 Selling, general and administrative expenses at DJL increased by $5.5 million due primarily to (i) expenses related to our agreement with the DRA which requires us to pay the DRA 4.5% of our adjusted gross receipts beginning in December 2008 and (ii) an increase in expenses associated with operating and maintaining our new, larger casino facility.

-
An increase of $5.0 million in corporate selling, general and administrative expenses largely resulting from a $2.4 million credit to non-cash expense in 2009 compared to a $6.6 million credit in 2008 associated with PGP incentive units previously granted to certain executive officers of the Company and a $0.9 million increase in salaries and other general corporate expenses.  The credit in 2009 was reflective of an increase in the outstanding debt of the Company related to the issuance of the Company’s 8⅜% Senior Secured Notes due 2015 (the “PGL Secured Notes”) and its 10ѕ% Senior Unsecured Notes due 2017 (the “PGL Unsecured Notes” and, together with the PGL Secured Notes, the “PGL Notes”) in August 2009 and the credit in 2008 was reflective of the greater overall decline in gaming industry values in 2008.

Offsetting the above increases were decreases in selling, general and administrative expenses at EVD and DJW of $0.9 million and $0.2 million, respectively. Selling, general and administrative expenses at ABC were $1.5 million from the date of acquisition through December 31, 2009.

Depreciation expense on a same-store basis increased $3.6 million due to an increase in depreciation expense of $5.4 million at DJL related to the impact of the depreciation on the assets associated with DJL’s new land-based casino.  This increase was partially offset by decreases in depreciation and amortization expenses at EVD and DJW of $0.7 million and $1.2 million, respectively, primarily related to assets that have reached their expected useful lives. Depreciation and amortization expense at ABC was $1.0 million from the date of acquisition through December 31, 2009.

Pre-opening expenses of $0.8 million for 2008 relate primarily to expenses incurred by DJL with respect to start-up activities surrounding its new casino facility.

Development expense in 2009 was $1.2 million and is primarily related to costs associated with the acquisition of ABC.  Development expenses in 2008 was $(0.9) million.  In June 2008, DJL and the Historical Society reached an amended agreement pursuant to which DJL would arrange for the sale of its riverboat with the proceeds to be split evenly between DJL and the Historical Society while the prior agreement required DJL to donate the riverboat to the Historical Society.  Based on this amended agreement, DJL reduced its outstanding obligation to the Historical Society by 50% of the expected proceeds to be received upon the sale of the Diamond Jo vessel with a corresponding credit to development expense on the Company’s statement of operations in 2008.

Affiliate management fees of $5.3 million and $5.4 million in 2009 and 2008, respectively, relate primarily to management fees paid or accrued to related parties under various management services and consulting agreements at EVD and DJW.

Included in loss on disposal of assets at EVD in 2009 is approximately $1.5 million of capitalized design and development costs and disposal costs related to a hotel project design that will not be utilized by the third party operator.  See Note 3 of the consolidated financial statements contained elsewhere in this prospectus for further information on the hotel project at EVD.

Operating income margins at DJL dropped slightly to 20.7% in 2009 from 21.2% in 2008, reflecting the cost structure of the new casino.  Operating income margins at DJW increased to 27.1% in 2009 from 24.5% in 2008 due to (i) a $1.2 million decrease in depreciation expense as discussed above and (ii) a continued focus by the Company to maintain optimal labor levels and control operating costs.  EVD’s operating income margins declined to 19.3% from 21.8% primarily due to (i) the increased promotional expenses as discussed above and (ii) the $1.5 million loss on disposal in 2009 as discussed above.  Operating income margin at ABC for the period from the acquisition date to December 31, 2009 was 12.1% and was negatively impacted by items discussed above including a high level of promotional allowances as well as disruptions on the casino floor related to the remodel.

Other expense, net of interest income and amounts capitalized, and including loss on early retirement of debt, increased $33.7 million in 2009 over 2008 primarily due to the Company’s debt refinancing activities discussed in Note 4 to the consolidated financial statements. In addition, interest expense of approximately $3.3 million was capitalized as part of the casino development and other construction projects during 2008 and amounts capitalized in 2009 were insignificant.

Seasonality and Inflation

     Our operations are subject to seasonal fluctuations. Our Iowa operations are typically weaker from November through February as a result of adverse weather conditions, and are typically stronger from March through October. Our Louisiana horse racing operations are also subject to seasonal fluctuations. Our horse racing operations are usually stronger during live racing season, which generally runs from April through December.

In general, our payroll and general and administrative expenses are affected by inflation. Although inflation has not had a material effect on our business to date, we could experience more significant effects of inflation in future periods.

Liquidity and Capital Resources

Cash Flow Activities

Cash Flows from Operating, Investing and Financing Activities

Our cash balance increased $96.3 million to $116.0 million at March 31, 2011 from $19.7 million at December 31, 2010.

Cash flows from operating activities were a negative $3.4 million during the three months ended March 31, 2011, which is consistent with a negative $3.1 million during the three months ended March 31, 2010.  The negative cash flows from operations for both periods is primarily due to the timing of our semi-annual interest payments on our senior notes for which the Company made a $26.8 million payment (net of accrued interest received upon the issuance of the tack-on notes) and $27.8 million payment in February 2011 and 2010, respectively.

Cash flows used in investing activities during the three months ended March 31, 2011 was $24.6 million consisting primarily of (i) payments of $17.5 million related to the Kansas Star development project, (ii) payments of $2.5 million related to the Kansas Management Contract and (iii) outflows of $4.3 million primarily related to the acquisition of slot machines and slot machine conversions and general maintenance capital expenditures.  General maintenance capital expenditures are capital expenditures that relate to the replacement of or major renewals and improvements to our existing fixed assets.  Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred.  Examples of general maintenance capital expenditures during the three months ended March 31, 2011, excluding slot machines and slot machine conversions, include improvements to our existing owned and leased buildings and improvements and the replacement of computer equipment.

Cash flows from financing activities during the three months ended March 31, 2011 of $124.3 million reflects $138.0 million in gross proceeds from the issuance of $80.0 million in aggregate principal amount of PGL Secured Notes at an issue price of 105% and the issuance of $50.0 million in aggregate principal amount of PGL Unsecured Notes at an issue price of 108% offset by (i) repayment of the $3.5 million outstanding balance on the senior credit facility as of December 31, 2010, (ii) principal payments on debt of $0.4 million, (iii) payments of deferred financing costs of $6.7 million related to the $80.0 million PGL Secured Notes tack-on, the $50.0 million PGL Unsecured Notes tack-on and the Second Amendment to the PGL Credit Facility and (iv) member distributions of $3.1 million.  The increase in member distributions during the three months ended March 31, 2011 over 2010 relates primarily to distributions for costs associated with the Kansas project that were incurred by PGP prior to the assigning of the Kansas Management Contract to KSC and legal fees related to the campaign contribution matter discussed in Note 6 to the condensed consolidated financial statements.

As of March 31, 2011, the Company had no outstanding advances under the PGL Credit Facility. In addition, as of March 31, 2011, the Company had outstanding letters of credit under the PGL Credit Facility of approximately $1.7 million resulting in available borrowings thereunder of $48.3 million.

2010 compared to 2009

Our cash balance decreased $14.8 million to $19.7 million at December 31, 2010, from $34.5 million at December 31, 2009.

Cash flows from operating activities were $37.4 million in 2010, a decrease of $12.4 million when compared to $49.8 million in 2009.  This decrease is primarily attributed to the refinancing of our outstanding indebtedness in August 2009 and the timing of interest payments under the new senior notes.  As a result, the Company paid cash interest of $55.4 million during 2010 compared to $33.7 million 2009.  This decrease was partially offset by an increase in operating cash flows from ABC as a result of the acquisition in October 2009.

Cash flows used in investing activities during 2010 were $43.1 million consisting primarily of (i) a $25.0 million privilege fee paid to the State of Kansas in 2010 related to PGP’s negotiation of the Kansas Management Contract (see Note 1 to the consolidated financial statements for more information on the payment of the privilege fee), (ii) payments of $3.9 million related to the remodel at ABC and $4.4 million related to the completion of the event center and new OTB at EVD and (iii) outflows of $7.0 million primarily related to the acquisition of slot machines and slot machine conversions and general maintenance capital expenditures.  General maintenance capital expenditures are capital expenditures that relate to the replacement of or major renewals and improvements to our existing fixed assets.  Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred.  Examples of general maintenance capital expenditures in 2010, excluding slot machines and slot machine conversions, include improvements to our existing owned and leased buildings, surveillance upgrades and improvements and the replacement of servers and other computer equipment.  In addition, in accordance with a loan agreement entered into in November 2009 with the developer of the hotel at EVD, EVD loaned the developer $2.3 million during the third quarter of 2010, the proceeds of which were used toward the development of the hotel.  The developer of the hotel is an affiliate of EVD.  Amounts advanced under the loan bear interest at a rate of 14.5% and shall be paid quarterly in arrears.  Principal payments on the loan are due quarterly beginning November 15, 2010 based on a twenty year amortization schedule. All outstanding principal and interest is due on November 15, 2014.

Cash flows used in financing activities during 2010 of $9.2 million reflects principal payments on debt of $2.2 million, member distributions of $11.4 million and payments of deferred financing costs of $0.8 million offset by net proceeds under the PGL Credit Facility of $3.5 million and proceeds of $1.7 million from repayment of a loan due from PGP.

As of December 31, 2010, the Company had $3.5 million in outstanding advances under the PGL Credit Facility. In addition, as of December 31, 2010, the Company had outstanding letters of credit under the PGL Credit Facility of approximately $1.7 million resulting in available borrowings thereunder of $53.3 million. Available borrowings under the PGL Credit Facility were reduced by $8.5 million subsequent to year end (see Financing Activities – PGL Credit Facility below for more information on the changes to the PGL Credit Facility).

2009 compared to 2008

Our cash balance decreased $4.2 million to $34.5 million at December 31, 2009, from $38.7 million at December 31, 2008.

Cash flows from operating activities were $49.8 million in 2009, an increase of $9.4 million when compared to $40.4 million in 2008.  This increase is primarily attributed to (i) the timing of interest payments as a result of the Company’s refinancing in August 2009, (ii) improved cash flow from operations at DJL as a result of the opening of its new land-based casino in December 2008 and (iii) the acquisition of ABC in October 2009 and is partially offset by reduced cash flows at EVD and costs associated with the acquisition of ABC.

Cash flows used in investing activities during 2009 were $134.9 million, consisting primarily of (i) cash paid for the purchase of ABC, net of cash acquired, of $103.1 million, (ii) payments of $13.8 million for construction and other development costs associated with the DJL casino development project, (iii) cash outflows of $5.3 million related to construction projects at EVD, including the remodeling of the casino floor and the new event center, (iv) cash outflows of $3.5 million related to the remodel project at ABC, (v) cash outflows of $7.3 million primarily related to the acquisition of slot machines and slot machine conversions and general maintenance capital expenditures throughout our properties, (vi) business acquisition and licensing costs of $1.5 million primarily related to DJW’s license agreement with the State of Iowa requiring a $1.0 million payment in May 2009 and (vii) cash outflows of $0.7 million related to EVD’s investment in an unrelated third party venture whose primary purpose is to design, develop and operate a hotel adjacent to EVD’s casino.  To partially offset the cash flows used were proceeds from the sale of property and equipment of $0.7 million received at DJL from the sale of the Diamond Jo vessel and other obsolete assets which were not utilized at its new land-based casino.

Cash flows from financing activities during 2009 of $80.9 million reflects the proceeds from the offering of the PGL Notes in August 2009 of $531.5 million offset by (i) payments on debt, including principal and call premiums related to the redemption of  the 8 3/4% senior notes due 2012 (“Old Peninsula Notes”), the 11% senior secured notes due 2012 (“DJW Notes”) and the 13% senior notes due 2010 (“EVD Notes”) of $394.4 million, (ii) net payments of borrowings under the PGL Credit Facility and DJW’s senior credit facility of $30.5 million, (iii) payment of deferred financing costs related to the issuance of the PGL Notes and the PGL Credit Facility of $16.7 million, (iv)  member distributions of $7.3 million and (v) cash outflows related to a $1.7 million loan to PGP.

 Financing Activities

PGL Notes

On August 6, 2009, the Company and PGC, as co-issuers (together, the “Issuers”), issued the PGL Secured Notes in an aggregate principal amount of $240.0 million and PGL Unsecured Notes in an aggregate principal amount of $305.0 million.  The PGL Secured Notes and PGL Unsecured Notes were issued at a discount of $5.5 million and $7.9 million, respectively.  Interest on the PGL Notes is due each August 15 and February 15, commencing February 15, 2010.

    The Company used the net proceeds from the issuance of the PGL Notes and cash on hand: (i) to redeem on September 5, 2009 all of the outstanding Old Peninsula Notes in an approximate amount (including call premium and accrued interest through but not including the redemption date) of $271.3 million; (ii) to redeem on August 7, 2009, all of the outstanding DJW Notes in an approximate amount (including call premium and accrued interest through but not including the redemption date) of $117.8 million; (iii) to redeem on September 5, 2009, all of the outstanding EVD Notes in an approximate amount (including accrued interest and contingent interest through but not including the redemption date) of $7.4 million; (iv) to pay down outstanding advances under the Company’s senior secured credit facility of approximately $25.6 million; (v) to pay related fees and expenses in connection with the foregoing transactions of approximately $16.0 million; and (vi) to fund $96.2 million of the remaining purchase price to acquire ABC.

As a result of the redemption of the Old Peninsula Notes, the DJW Notes and the EVD Notes, the Company incurred a loss of $22.5 million in the third quarter of 2009 consisting of the write-off of deferred financing costs of $7.7 million, the payment of call premiums of $11.5 million, net interest costs of $2.1 million incurred during the irrevocable redemption period and the write-off of bond discount of $2.0 million offset by the reduction in the liability related to DJW’s derivative associated with the DJW Notes of $0.8 million.

On January 27, 2011, the Company commenced a consent solicitation seeking to amend the indenture governing the PGL Secured Notes to allow for the issuance of additional secured notes under that indenture. On February 2, 2011, the Company consummated the consent solicitation and adopted the amendments to the indenture governing the PGL Secured Notes.

On February 1, 2011, the Company issued an additional $50.0 million in aggregate principal amount of PGL Unsecured Notes at an issue price of 108%, plus accrued interest from August 15, 2010.

On February 9, 2011, the Company issued an additional $80.0 million in aggregate principal amount of PGL Secured Notes at an issue price of 105%, plus accrued interest from August 15, 2010.

The PGL Secured Notes and the PGL Unsecured Notes are guaranteed on a senior secured basis and senior unsecured basis, respectively, by DJL, EVD, DJW, ABC and KSC (collectively, the “Subsidiary Guarantors”).  The PGL Secured Notes and the related guarantees are secured by a security interest in the Company’s and the Subsidiary Guarantors’ respective existing and future assets (other than certain excluded assets) and by a limited recourse pledge of 100% of the equity interests of PGL by PGP. The security interest on the collateral that secures the PGL Secured Notes and the related guarantees are subject to the prior liens of the PGL Credit Facility. The PGL Unsecured Notes are effectively subordinated to the PGL Credit Facility, the PGL Secured Notes and other secured indebtedness of the Company and the Subsidiary Guarantors to the extent of the collateral securing such indebtedness. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several.

The indentures governing the PGL Notes limits the Company’s and the Subsidiary Guarantors’ ability to, among other things, incur more debt, pay dividends or make other distributions to PGP, redeem stock, make certain investments, create liens, enter into transactions with affiliates, merge or consolidate, and transfer or sell assets.

The PGL Notes and the PGL Credit Facility do not limit the Company’s ability to transfer assets between the Company and the Subsidiary Guarantors.  Under the indentures governing the PGL Notes, the Company is allowed, subject to certain conditions and limitations set forth therein, to make payments and distributions to PGP, including in respect of (i) certain consulting and financial advisory services, (ii) board fees and actual out-of-pocket expenses incurred by members of the Board of Managers, and (iii) tax, accounting, licensure, legal and administrative costs and expenses of PGP. In addition, the Company may pay dividends or make other distributions to PGP, in addition to the distributions above, if the combined interest coverage ratio of the Company and the Subsidiary Guarantors is not less than 2.0 to 1.0 for the immediately preceding four full fiscal quarters and subject to certain aggregate net income and cash proceeds received from the sale of equity interest limits.  Substantially all of the Company’s net assets were restricted from distribution to PGP under the PGL Notes and the PGL Credit Facility, subject to the above exceptions and including amounts allowed for certain investments and other restricted payments.

PGL Credit Facility

The PGL Credit Facility consists of a revolving credit facility which permits the Borrowers to request advances and letters of credit up to the lesser of the maximum revolver amount of $50.0 million, after giving effect to the Second Amendment described below, (less amounts outstanding under letters of credit) and a specified borrowing base (the “Borrowing Base”). The Borrowing Base is the lesser of the consolidated EBITDA (as defined in the PGL Credit Facility) of the Borrowers for the 12 months immediately preceding the current month end multiplied by 150% and the consolidated EBITDA of the Borrowers for the most recent quarterly period, computed on an annualized basis, multiplied by 150%. The borrowings under the PGL Credit Facility bear interest at a rate equal to the Wells Fargo prime rate plus a margin of 2.5% with a floor of 6%.

On January 31, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed a Consent agreement that permitted KSC to join the PGL Credit Facility as a Borrower.

On February 2, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed the Second Amendment to Amended and Restated Loan and Security Agreement (the “Second Amendment”) which, among other things, (i) permits the issuance of up to $80.0 million in aggregate principal amount of additional PGL Secured Notes, (ii) provides for a reduction in the maximum revolver amount under the facility from $58.5 million to $50.0 million, (iii) extends the maturity date of the facility from January 15, 2014 to January 15, 2015 and (iv) permits certain capital expenditures in connection with the development of the Kansas Star.

On May 11, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed the Third Amendment to Amended and Restated Loan and Security Agreement which increased the limit on issued and outstanding letters of credit allowed under the PGL Credit Facility from $10.0 million to $25.0 million.

 The Borrowers are jointly and severally liable under the PGL Credit Facility and such borrowings are collateralized by substantially all of the assets of the Borrowers.

 The PGL Credit Facility contains a number of restrictive covenants, including covenants that limit the Borrowers’ ability to, among other things: (1) incur more debt; (2) create liens; (3) enter into any merger, consolidation, reorganization, or recapitalization, or reclassify its capital stock; (4) dispose of certain assets; (5) guarantee the debt of others; (6) pay dividends or make other distributions to PGP; (7) make investments; and (8) enter into transactions with affiliates. The PGL Credit Facility also contains financial covenants, including minimum consolidated EBITDA requirements and limitations on capital expenditures.

Term Loan

On May 1, 2008, PGL, DJL and EVD (collectively, the “FF&E Borrowers”) entered into a Loan and Security Agreement (“Term Loan”) with American Trust & Savings Bank.  Proceeds from the Term Loan of $8.0 million were used to finance the purchase of certain furniture, fixtures and equipment related to DJL’s casino development in 2008. Commencing on January 1, 2009 and continuing through December 1, 2013, the FF&E Borrowers are required to pay principal plus accrued interest in equal monthly installments. Interest on the Term Loan accrues at a rate of 6.5% per annum.  As of March 31, 2011, DJL had outstanding advances of $4.8 million under the Term Loan.

Compliance

As of March 31, 2011, the Company was in compliance with the terms of the agreements governing its outstanding indebtedness. Based on our current level of operations, and anticipated revenue growth, we expect to continue to be in compliance with the terms of the agreements governing our outstanding indebtedness during the next 12 months.

Liquidity

In addition to our cash on hand, we currently have the following sources of funds for our business: (i) cash flows from operations and (ii) available borrowings under the PGL Credit Facility. Contractual restrictions and other provisions contained in the agreements governing our consolidated indebtedness, including the PGL Credit Facility and the indentures governing the PGL Notes, limit or restrict our ability to use the funds available to us through, among other things, limitations on capital expenditures, investments, and distributions.

    As of March 31, 2011, capital expenditures for the next 12 months, exclusive of the Kansas Star development project are expected to be approximately $9.0 million. Capital expenditures and pre-opening costs related to the Kansas Star development for the next twelve months are expected to be $104.7 million (excluding any capitalized interest, capital expenditures to be financed with anticipated slot and equipment financing by the Company and anticipated financing of the hotel and certain off-site utilities by third parties), including approximately $82.7 million for the completion of the interim facility which is expected to open in January 2012.

   The Company’s debt maturities for the next 12 months are expected to be approximately $1.7 million.  The Company’s member distributions to PGP for the next 12 months are expected to be approximately $3.1 million.

  We plan to finance the foregoing expected cash requirements with: (i) a portion of the available cash on hand (excluding amounts needed for normal operations and including the gross proceeds from the $80.0 million and $50.0 million aggregate principal PGL Secured Notes and PGL Unsecured Notes issuances, respectively); (ii) cash generated from operations; (iii) anticipated slot vendor and equipment financing for the Kansas Star development of $41.4 million (as allowed under our existing borrowing agreements); and (iv) if necessary, available borrowings under the PGL Credit Facility, although no assurances can be given that the Company will obtain the full estimated amount of such slot vendor and equipment financing.  There can be no assurances that such projects will be completed in the estimated time frames or at the estimated costs.  The Company has executed an agreement with a third party hotel developer/operator to separately build, finance, and operate the hotel at KSC.  Further, the Company has entered into a loan agreement to acquire furniture, fixtures, and equipment in an amount of up to $14 million.
  Based on our cash on hand, expected cash flows from operations and our available sources of financing, we believe we will have adequate liquidity to (i) satisfy our current operating needs at each of our gaming properties, (ii) pay all development costs associated with the Kansas Star development as they become due and (iii) to service our outstanding indebtedness for the next 12 months.

  Our level of indebtedness will have several important effects on our future operations including, but not limited to, the following: (i) a significant portion of our cash flow from operations will be required to pay interest on our indebtedness and the indebtedness of our subsidiaries; (ii) the financial covenants contained in the agreements governing such indebtedness will require us to meet certain financial tests and may limit our respective abilities to borrow additional funds or to transfer funds to PGP or dispose of assets; (iii) our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; and (iv) our ability to adapt to changes in the gaming or horse racing industries that affect the markets in which we operate could be limited.

 Contractual Obligations and Commitments and Contingent Liabilities

Our future contractual obligations and commitments at December 31, 2010 were as follows (in thousands of dollars):

	Payments due by Period
Contractual Obligations	Total	Less Than 1 Year	2 – 3 Years	4 – 5 Years	Thereafter

Long-Term Debt (1)	$553,738	$1,643	$3,583	$243,512	$305,000
Interest on Long-Term Debt (1)	311,372	53,395	106,450	98,247	53,280
Operating Leases	4,397	1,393	1,723	892	389
Purchase Commitments (2)	75,686	7,204	8,882	8,222	51,378
Other Long-Term Liabilities	953	-	398	268	287
Total Contractual Obligations	$946,146	$63,635	$121,036	$351,141	$410,334
___________________

(1)       The Company closed on a $50.0 million tack on offering to the PGL Unsecured Notes and an $80.0 million tack on offering to the PGL Secured Notes on February 1, 2011 and February 9, 2011, respectively. This table has not been updated to reflect the contractual obligations associated with these financings.

(2)       Includes approximately $49.3 million related to DJL’s future obligations under a minimum assessment agreement with the City over a period of 27 years and approximately $3.3 million related to DJL’s obligation for capital expenditures under a development agreement with the City over 40 years.  Excludes the Company’s commitment under the Kansas Management Contract under which we are obligated to have made a minimum investment in infrastructure related to the Kansas Star development of $225.0 million by January 14, 2015, inclusive of any third party investments but exclusive of the $25.0 million privilege fee which was paid in 2010.  Phase 1A of the project is budgeted at $184.2 million and is expected to be completed by January 2012, Phase 1B is budgeted at $82.2 million and is expected to be completed by January 2013 and Phase 2 is budgeted at $47.7 million and is expected to be completed by January 2015. As of March 31, 2011, the Company has incurred $54.1 million in capitalized and start-up costs related to that project.

The following shows our contingent obligations at December 31, 2010, based on expiration dates (in millions):

	Less Than 1 Year	1 – 3 Years	4 – 5 Years	Thereafter
Standby letters of credit	$1.7	$—	$—	$—

Off-Balance Sheet Transactions

Other than as disclosed above, we do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, cash flows, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

In April 2010, the Financial Accounting Standards Board (“FASB”) issued guidance regarding the accounting for casino base jackpot liabilities.  The Company adopted this guidance in the first quarter of 2011 with no impact to the Company’s financial statements.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We periodically evaluate our policies and the estimates and assumptions related to these policies.

Understanding our critical accounting policies and related risks is important in evaluating our financial condition and results of operations. The critical accounting policies used in preparation of the Company’s financial statements involve a significant use of management judgment on matters that are inherently uncertain and are described below. If actual results differ significantly from management’s estimates, there could be a material effect on our financial condition, results of operations and cash flows. Management regularly discusses the identification and development of these critical accounting policies with the Audit Committee of the Board of Managers. There have been no significant changes to the Company’s critical accounting policies during the three months ended March 31, 2011.

Goodwill, Intangible and Other Long-Lived Assets. We evaluate our goodwill, intangible and other long-lived assets for impairment on a periodic basis. For goodwill and intangible assets with indefinite lives, we compare the carrying values to fair values on an annual basis or sooner if an indication of impairment exists. Other long-lived assets are reviewed for impairment when management plans to dispose of assets or when events or circumstances indicate a possible impairment. For assets to be disposed of we recognize the asset at the lower of carrying value or fair market value less costs of disposal, as estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment loss is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

Our goodwill is related to our DJL and ABC operations. Our intangible assets consist of our tradename and our slot machine and electronic video game and horse racing licenses related to our operations at EVD, our gaming license at DJW, and our tradename, gaming license, customer relationships and customer list at ABC. ABC’s tradename, customer relationships and customer list were determined to have finite lives.  The weighted average useful life of the identifiable intangible assets with finite lives is estimated to be 9 years.  The licenses and EVD’s tradename were determined to have indefinite lives and are not amortized.  We intend to use the EVD tradename for the foreseeable future and our EVD, DJW, and ABC licenses are renewable subject to our compliance with state gaming and racing regulations and subject to voter approval of gaming in Worth County, Iowa every eight years. Should these assets in the future be determined to have finite lives because of our decision to discontinue the use of the EVD tradename or our inability to renew our licenses at EVD, DJW or ABC, the intangible assets could become impaired and require an impairment charge and any unimpaired amounts would be amortized over their remaining useful lives.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management must use judgment in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates. Our estimates of cash flows are based on the current regulatory, social and economic climates, recent operating information and budgets of the various properties where we conduct operations. These estimates could be negatively impacted by changes in federal, state or local regulations, economic downturns, or other events affecting various forms of travel and access to our properties.

Goodwill and intangible assets are also subject to impairment by, among other factors, significant changes in the gaming tax rates in Louisiana and Iowa, significant new competition which could substantially reduce profitability, non-renewal of the racing or gaming licenses due to regulatory matters or lack of county electorate approval in Iowa, changes to EVD’s or ABC’s tradename or the way EVD’s or ABC’s tradename is used in connection with its business and regulatory changes that could adversely affect the Company’s business by, for example, limiting or reducing the number of slot machines or video poker machines that the Company is permitted to operate. At December 31, 2010, 2009 and 2008, we completed an annual impairment testing of all of our goodwill and intangible assets with indefinite lives and no impairments were indicated. Assuming a hypothetical 10% decline in the estimated values of our DJL and ABC reporting units, our DJW gaming license, our EVD gaming and racing licenses, our EVD tradename, and our ABC gaming license, the hypothetical value of each would have been greater than its carrying value.  Due to the timing of the ABC acquisition and related valuation, no tests were performed during 2009 for ABC as there were no indicators of impairment.  We are required to perform an analysis of our goodwill and intangible assets at least on an annual basis. If our ongoing estimates of future cash flows are not met, we may have to record impairment charges in future accounting periods.

We do not expect significant adverse changes in our operations at DJL, DJW, EVD and ABC over the next 12 months.  However, regulatory changes, including increases in gaming tax rates, increased competition and declines in economic conditions in the regions in which we operate could have a negative effect on our future operations. If a material negative impact would occur, it may have an impact on our periodic review of goodwill and indefinite lived assets for impairment.

In 2009, the Company determined that it was probable that all conditions to financing the hotel project by the third party operator at EVD would be met and that the third party operator would build the hotel. Prior to that time, EVD incurred capitalized development costs related to the design and development of a hotel which it initially planned to own and operate.  During the third quarter of 2009, EVD expensed $1.5 million of capitalized design and development costs and disposal costs related to the hotel project design that was not utilized by the third party operator as a loss on disposal of assets.

Our Diamond Jo vessel was being depreciated to its expected disposal value of $1.2 million based on the fair market value of the vessel as determined by an independent third party appraisal.  In January 2009, DJL received and accepted an offer to purchase the vessel for approximately $0.4 million.  Based on the accepted offer, DJL recorded an impairment charge of $0.8 million in December 2008 related to the decrease in the fair market value of the vessel.

     Investment Valuation.  Our investment in $23 million in aggregate principal amount of 7.5% Urban Renewal Tax Increment Revenue Bonds, Taxable Series 2007 (“City Bonds”) were valued and recorded at $18.6 million, $18.6 million and $14.7 million at March 31, 2011, December 31, 2010 and 2009, respectively.  Our available for sale investment is not traded.  The estimate of the fair value of such investment was determined using a combination of current market rates and estimates of market conditions for instruments with similar terms, maturities, and degrees of risk and an estimate from an independent source of what market participants would use in pricing the bonds.  Due to the illiquid nature of the investment, changes in market risks could have a significant impact on the fair value.  A 10% change in the value of the investment at December 31, 2010 would change member's deficit by $1.9 million.

Equity Based Compensation.  Prior to November 2009, equity based awards granted by PGP to Company employees contained a put option exercisable by the employee and were recorded at their intrinsic value (which is the increase in the fair market value of the units from date of grant based primarily on a discounted cash flows approach) and the percentage vested. The amount expensed each period was based upon the change in intrinsic value and the percentage vested. As these awards are issued by PGP, the awards represent a PGP liability and not a liability of the Company although the (credit) expense associated with awards to Company employees was recorded by the Company with a corresponding credit to member contributions.  Fair market value of the units can change due to numerous factors including those previously mentioned under “Goodwill, Intangible and Other Long-Lived Assets”, slower than anticipated increases or declines in operating revenues, unanticipated operating cost increases, construction delays, the market’s perception of the economy in general, the gaming industry, risk, interest rates, and alternative investments.

On November 6, 2009, the put option granted as part of the incentive units was removed.   The Company valued the incentive units based on their estimated intrinsic value as of that date and the related change in the value of the incentive units was expensed at that time. Subsequently, any appreciation or depreciation in the estimated intrinsic value of the units is not reflected in earnings of the Company.

            A 10% change in the estimated intrinsic value of the incentive units as of November 6, 2009, would increase or decrease, as applicable, compensation expense by $1.1 million for the year ended December 31, 2009.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks which are inherent in our financial instruments which arise from transactions entered into in the normal course of business. Market risk is the risk of loss from adverse changes in market prices and interest rates. We do not currently utilize derivative financial instruments to hedge market risk. We also do not hold or issue derivative financial instruments for trading purposes.

We are exposed to interest rate risk due to changes in interest rates with respect to our long-term variable interest rate debt borrowings under the PGL Credit Facility. As of March 31, 2011, the Company had no outstanding borrowings under the PGL Credit Facility.   We have estimated our market risk exposure using sensitivity analysis. We have defined our market risk exposure as the potential loss in future earnings and cash flows with respect to interest rate exposure of our market risk sensitive instruments assuming a hypothetical increase in market rates of interest of 100 basis points. Assuming we borrow the maximum amount allowed under the PGL Credit Facility (currently an aggregate amount of $50.0 million at March 31, 2011) and if market rates of interest on our variable rate debt increase by 100 basis points, the estimated additional annual interest expense would be approximately $0.5 million.

We are also exposed to fair value risk due to changes in interest rates with respect to our long-term fixed interest rate available for sale investment, note receivable, and debt borrowings. Our fixed rate available for sale investment is recorded at fair value, and therefore, is directly impacted by changes in interest rates and market risks. Our fixed rate note receivable and fixed rate debt instruments are not generally affected by a change in the market rates of interest, and therefore, such changes generally do not have an impact on future earnings. However, future earnings and cash flows may be impacted by changes in interest rates related to a refinancing of our note receivable and future indebtedness incurred to fund repayments as such fixed rate debt matures. The following table contains information relating to our fixed rate available for sale investment, note receivable, and debt borrowings as of March 31, 2011 (dollars in thousands):

Description	Maturity	Interest Rate		Carrying Value	Fair Value
Available for sale investment	2011 – 2037	7.5%		$ 18,600	$ 18,600	(1)
Note receivable	2011 – 2014	14.5%		2,348	2,620	(2)
8⅜% senior secured notes	Aug 15, 2015	8.375%		319,608	341,600	(2)
10¾% senior unsecured notes	Aug 15, 2017	10.75%		352,104	392,275	(2)
Senior secured credit facility	January 15, 2015	6	% (3)	-	-	(2)
Term loan	December 1, 2013	6.5%		4,788	4,788	(2)
Notes payable, capital lease obligations and other financial instruments	2011 – 2015	6.4% - 14.4%		595	595	(2)
Obligation under Minimum Assessment Agreement	2011 – 2037	8.0%		20,406	24,872	(2)
___________________

(1)           Our available for sale investment is not traded.  The estimate of the fair value of such investment was determined using a combination of current market rates and estimates of market conditions for instruments with similar terms, maturities, and degrees of risk and an estimate from an independent source of what market participants would use in pricing the bonds.  Due to the illiquid nature of the investment, changes in market risks could have a significant impact on the fair value.

(2)           Represents fair value as of March 31, 2011, based on current market interest rates and estimates of market conditions for instruments with similar terms, maturities, and degrees of risk.

(3)           Such borrowings are made under variable interest rates.  The interest rate listed is as of March 31, 2011.

BUSINESS

General

Peninsula Gaming, LLC, a Delaware limited liability company, was formed in 2004 and is a holding company with no independent operations whose primary assets are its equity interests in its wholly owned subsidiaries. The Company is a wholly owned subsidiary of Peninsula Gaming Partners, LLC, a Delaware limited liability company.  PGL’s wholly owned operating subsidiaries consist of:

·	Diamond Jo, LLC, a Delaware limited liability company, which owns and operates the Diamond Jo casino in Dubuque, Iowa;
·
The Old Evangeline Downs, L.L.C., a Louisiana limited liability company, which owns and operates the Evangeline Downs Racetrack and Casino, or “racino”, in St. Landry Parish, Louisiana, and five off-track betting parlors (“OTB”) in Louisiana;

·	Diamond Jo Worth, LLC, a Delaware limited liability company, which owns and operates the Diamond Jo casino in Worth County, Iowa;
·	Belle of Orleans, L.L.C., a Louisiana limited liability company, which owns and operates the Amelia Belle casino in Amelia, Louisiana; and
·
Kansas Star Casino, LLC, a Kansas limited liability company, which was established on December 23, 2010 and was formed to own and operate the Kansas Star Casino, Hotel and Event Center (“Kansas Star”) which is currently under development.

In addition, PGL is the parent of wholly owned Peninsula Gaming Corp., a Delaware corporation, which was formed in 2004 and has no assets or operations.

We currently operate four reportable segments: (1) the gaming operations of DJL, consisting of the Diamond Jo casino in Dubuque, Iowa (“Diamond Jo”), (2) the gaming operations of EVD, consisting of the casino, racetrack and OTBs operated by EVD in Louisiana (“Evangeline Downs”), (3) the gaming operations of DJW, consisting of the casino in Worth County, Iowa (“Diamond Jo Worth”), and (4) the gaming operations of ABC, consisting of the Amelia Belle riverboat casino in Amelia, Louisiana (“Amelia Belle”). We do not have any assets or operations located outside of the United States of America.  See Note 8 and Note 12 to the consolidated financial statements for the period ended March 31, 2011 and the year ended December 31, 2010, respectively, included elsewhere in this prospectus for financial information about our segments.

Business

Diamond Jo. On December 10, 2008, DJL opened its new land-based casino to the public.  The new Diamond Jo is a two-story, approximately 188,000 square foot facility located in the Port of Dubuque, a waterfront development on the Mississippi River in downtown Dubuque, Iowa and is accessible from each of the major highways in the area.  The Diamond Jo includes 985 slot machines and 19 table games. Additional amenities include a 30-lane state of the art bowling center, a 33,000 square foot event center and two banquet rooms.  The new facility also features five dining outlets, The Kitchen Buffet, a 184-seat live action buffet, 133-seat Woodfire Grille, the casino’s signature high-end restaurant, 124-seat Mojo’s sports bar, a deli and a snack shop, as well as three full service bars located on or near the casino floor.  The Diamond Jo is open 24 hours per day, seven days per week.

The Diamond Jo has approximately 815 surface parking spaces conveniently available to our patrons, together with valet parking. In addition, the City of Dubuque, Iowa (the “City”) opened a four-story public parking facility in 2008 adjacent to the new casino.  The parking facility includes 1,083 parking spaces and offers free parking to the public with direct access to the new casino facility from all four levels of the parking facility.  In addition, a third party operates a 193-room hotel directly across the street from the new casino facility.

Evangeline Downs. The Evangeline Downs Racetrack and Casino is located in Opelousas, Louisiana.  This land-based facility has a southern Louisiana Cajun roadhouse theme on the exterior, with a complimentary regional Acadian atmosphere on the interior.  The racino currently includes a casino with 1,424 slot machines, an approximately 23,000 square foot event center which opened in February 2010, parking spaces for approximately 2,345 cars, and several dining options.  Our dining venues include a 368-seat Cajun buffet, a 94-seat fine-dining Blackberry’s restaurant, a 60-seat Gumbo bar, a 98-seat Café 24/7 and a 120-seat Mojo’s sports bar with a 37-seat patio.  In addition, a raised bar and lounge area known as Zydeco’s occupies the center of our casino floor.  In the clubhouse, Silk’s Fine Dining offers a varied menu and the grandstand area contains a concession and bar for our patrons’ convenience.  The racino includes a one-mile dirt track, a 7/8 mile turf track, stables for 980 horses, a grandstand and clubhouse seating for 1,295 patrons, and apron and patio space for an additional 3,000 patrons.  EVD is open 24 hours per day, seven days per week.

In addition, an independent third party operator opened a 117-room hotel adjacent to EVD’s racino in November 2010. The hotel includes 41 suites, two meeting rooms and an indoor pool.

EVD currently operates five OTBs in Louisiana in each of Port Allen, New Iberia,  Henderson,  Eunice,  and St. Martinville.  Each of these OTBs offers simulcast pari-mutuel wagering seven days a week and is equipped to serve alcoholic and non-alcoholic beverages and food. The Port Allen OTB is located immediately off Interstate 10, across the Mississippi River from Baton Rouge. The Port Allen facility offers off-track betting, 65 video poker machines, a full-service bar, a cafe and a VIP lounge. EVD’s New Iberia OTB operation offers simulcast pari-mutuel wagering and is equipped to serve alcoholic and non-alcoholic beverages and food.  The Henderson OTB, which opened in May 2005, seats 60 patrons and features a restaurant and full service bar.  In August 2007, we opened our approximately 1,250 square foot expansion and began operating 46 video poker machines in Henderson. The Eunice facility offers off-track betting, 69 video poker machines, a full service bar and private parking for its patrons.  In June 2010, the St. Martinville OTB opened which offers pari-mutuel wagering and food and beverage options.  In September 2010, EVD began offering video poker at this new OTB and currently has 66 video poker games. Under Louisiana’s racing and off-track betting laws, we have a right of prior approval with respect to any applicant seeking a permit to operate an OTB within a 55-mile radius of our Evangeline Downs racetrack, which effectively gives us the exclusive right, at our option, to operate additional OTBs within such a radius, provided that such OTB is not also within a 55-mile radius of another horse racetrack.

Diamond Jo Worth.  The Diamond Jo Worth land-based casino opened to the public in April 2006 in Northwood, Iowa which is located in north-central Iowa, near the Minnesota border and approximately 30 miles north of Mason City. Our casino is situated on a 36-acre site approximately an equal distance between Minneapolis, Minnesota and Des Moines, Iowa at the intersection of Interstate 35 and Highway 105. The exterior design of Diamond Jo Worth incorporates a regional gristmill and riverboat theme, with a complementary riverside docking facility atmosphere on the interior. As a result of an approximately 30,000 square foot casino expansion, which opened to the public in April 2007, the Diamond Jo Worth casino currently has 968 slot machines, 22 table games and 7 poker tables in operation, as well as parking spaces for 1,283 vehicles, a 5,200 square foot event center and several dining options, including the Kitchen Buffet, a 190-seat buffet restaurant and our 114-seat Woodfire Grille, the casino's high-end restaurant, which opened in January 2008. Diamond Jo Worth is open 24 hours per day, seven days a week. In November 2006, a 102-room hotel development adjacent to the casino opened which is owned and operated by a third party. Under an agreement between DJW and the third party operator, DJW has the option to purchase the hotel from the third party operator. In addition, in March 2011, a third party developer and operator opened a new 60-room hotel in close proximity to DJW’s casino.  DJW also operates a convenience store and gas station at the site.

Amelia Belle Casino. On October 22, 2009, PGL acquired the Amelia Belle Casino, in Amelia, Louisiana, which is located in south-central Louisiana. The Amelia Belle Casino is a three level riverboat with gaming located on the first two decks and includes 842 slot machines, 17 table games and 3 poker tables. The third deck of the riverboat includes a 153-seat buffet and a banquet room. In the first quarter of 2010, we completed our $7.5 million renovation which includes a remodel of the interior, including new carpet and remodeled restrooms, 260 new slot machines and themes, reconfiguration of the gaming floor, new slot signage, and a new surveillance system in addition to painting of the exterior of the boat. The Amelia Belle Casino has parking spaces for 597 vehicles. Amelia Belle is open seven days per week.

Kansas Star Casino. On January 14, 2011, PGP’s contract to serve as Lottery Gaming Facility Manager for the South Central Gaming Zone on behalf of the Kansas Lottery (“Kansas Management Contract”) was approved by the Kansas Racing and Gaming Commission and upon such approval became effective.  In January 2011, the Kansas Management Contract was assigned to KSC.  We are currently in the early stages of designing and developing the Kansas Star.  The Kansas Star will be built in two phases. The first phase will include 1,500 slot machines, 42 table games, 10 poker tables, 150 hotel rooms, approximately 2,700 parking spaces, a 250-seat buffet, a 140-seat steakhouse, a sports bar, a two outlet food court, and a 177,000 sq. ft. indoor event facility. Construction began during the first quarter of 2011. While the first phase is expected to be completed in January 2013, we plan to begin operating 1,310 slots machines and 32 table games by January 2012 from within the event center in the interim. The second phase will include an additional 500 slot machines (thus expanding the total to 2,000 slot machines), an additional 8 table games (bringing the total to 50 table games), development of an equine complex with multiple arenas and barn facilities, parking for 80 recreational vehicles, and 150 additional hotel rooms (bringing the total to 300 rooms). The second phase is scheduled for completion by January 2015.  We expect the total development cost of the Kansas Star facility to be approximately $314.1 million.

On March 23, 2011, KSC and Conlon Construction Co. (“Conlon”) executed an AIA A133-2009 Agreement Between Owner and Construction Manager as Constructor (the “GMP Contract”).  The GMP Contract provides that Conlon will act as Construction Manager for the construction of the Kansas Star project, and that the project will be completed on a “cost of work plus a fee” basis, with a guaranteed maximum price (the “GMP Amount”), and on a designated construction completion schedule.

The GMP Contract effectively limits the total cost of the project to the designated GMP Amount, and imposes financial penalties, including liquidated damages for failing to complete construction by the dates set forth in the Kansas Management Contract.  The GMP Contract provides that Conlon will prepare a preliminary GMP Amount based on Conlon’s estimate of the cost of work, including contingencies, and Conlon’s management fee for each phase of the project.  The final GMP Amount for Phase 1A of the project is expected to be agreed to between KSC and Conlon by the end of the third quarter of 2011.   The GMP Amount for future phases of the project will be established by the parties as the development of the project proceeds.  If the total cost of the project falls below the GMP Amount, certain of the cost savings will be shared 60%/40% between KSC and Conlon, respectively. The GMP Amount is subject to amendment by change orders approved by KSC and the dates for completion of construction may be adjusted as a result of the occurrence of certain events, including force majeure.

The GMP Contract also contains other customary provisions, including provisions relating to the scope of work and responsibilities of the parties, termination, compensation and payment calculations and schedules, indemnification, insurance and bond requirements, dispute resolution and assignment of contract.

On May 17, 2011, KSC executed an agreement with a third party hotel developer to develop the 300 room hotel at the Kansas Star.  KSC will contribute $1 million, land, and certain site work for the project and the hotel developer will finance, construct, own and operate the hotel.

On June 2, 2011, KSC and PGL entered into a Loan and Security Agreement with American Trust & Savings Bank to finance the purchase of furniture, fixtures, and equipment for the Kansas Star in an amount of up to $14 million.

 Competition

All of our gaming properties face competition from other gaming operations. The decision to visit one of our properties over that of a competitor is influenced by a number of factors including, but not limited to, customer service, slot machine payouts, slot loyalty programs and convenience. In addition, our competitors may offer amenities that our properties may not have. Our competitors may also have less debt than we do, which may allow them to be able to react more quickly than we can to changes in their gaming market and the gaming industry.

Diamond Jo. The Diamond Jo’s principal competition is the only other licensed gaming facility in Dubuque, the Mystique Casino (“Mystique”), a pari-mutuel greyhound racing facility. Mystique is located approximately three miles north of the Port of Dubuque and offers some amenities that Diamond Jo does not have, including live and simulcast greyhound racing, and, on a limited basis, simulcast horse racing. As a not-for-profit organization, Mystique has developed strong relationships with the local community and city officials by distributing a percentage of its cash flow, through contributions, to the City and local charities. Mystique’s facility includes 977 slot machines, 19 table games and 4 poker tables. Mystique is owned and operated by the Dubuque Racing Association (“DRA”). DJL also faces competition to a lesser extent from casinos in Marquette, Iowa to the north, Davenport and Bettendorf, Iowa to the south and Waterloo, Iowa to the west.

Evangeline Downs. EVD's primary market is the area in and around Lafayette, Louisiana.  The nearest competitor to Evangeline Downs is a Native American casino located approximately 50 miles to the north of the racino, including several miles off of Interstate 49 in Marksville, Louisiana. Beyond that, patrons in Lafayette need to drive approximately 75 miles to reach riverboat casinos in Baton Rouge and approximately 100 miles to reach riverboat casinos in Lake Charles and a Native American casino in Kinder. Because our competition in Marksville is situated more than 20 miles off the highway, we believe that the ease of highway access for Evangeline Downs provides a competitive advantage. We also face competition from truck stop video poker parlors and OTBs in the areas surrounding Lafayette and Opelousas, Louisiana.

Louisiana law currently places limitations on the number and types of gaming facilities that may operate in the state. Currently, there are only four horse racetracks in Louisiana with licenses to conduct live racing. Under the Pari-Mutuel Act, each of the four horse racetracks (including our racino) is permitted to install slot machines at its facilities. The horse racetrack nearest to the racino site that is allowed to have gaming operations is located in Vinton, Louisiana, near Lake Charles, which is more than 100 miles away from the racino. In addition, current Louisiana law permits only 15 riverboat gaming licenses.. Louisiana recently awarded the final gaming license for a gaming facility to be located in Lake Charles, Louisiana. Also, under current Louisiana law, the only non-Native American land-based casino permitted to operate in the state is the land-based casino currently operating in New Orleans, more than 100 miles from Lafayette. Native American gaming facilities operate pursuant to compacts with the State of Louisiana. There currently are only four federally-recognized Native American tribes in Louisiana and only three Native American casinos are currently operating in Louisiana, the closest being in Marksville, which is approximately 50 miles from Evangeline Downs.

    Diamond Jo Worth. Diamond Jo Worth’s primary competition is the Native American gaming operations in Minnesota, the closest being approximately 110 miles from the Diamond Jo Worth casino. In addition, Diamond Jo Worth also faces competition from a casino in Emmetsburg, Iowa, approximately 90 miles from the Diamond Jo Worth casino and a casino in Waterloo, Iowa which is located approximately 120 miles from the Diamond Jo Worth casino.

Amelia Belle Casino. The Amelia Belle Casino faces competition from Cypress Bayou Casino in Charenton, Louisiana approximately 35 miles to the northeast of Amelia, the Belle of Baton Rouge Casino and the Hollywood Casino in Baton Rouge, Louisiana, approximately 70 miles to the northeast of Amelia, Louisiana and from Boomtown Casino in Harvey, Louisiana and Treasure Chest Casino in Kenner, Louisiana, both approximately 70 miles east of Amelia. Additionally, Louisiana's only land-based casino, Harrah's New Orleans, is located approximately 80 miles to the east of Amelia.  The nearest horse racetrack that is allowed to have gaming operations is also located in New Orleans, Louisiana.  The Amelia Belle also faces competition from truck stop video poker parlors and OTBs in the areas surrounding Amelia, Louisiana.

Kansas Star Casino. The Kansas Star will be located approximately 33 miles north of the Kansas/Oklahoma border and, once opened, will face competition from established gaming facilities in Kansas and Oklahoma. In addition to potential expansion of gaming facilities in Oklahoma, the Kansas Star may face additional competition in the Wichita, Kansas metropolitan area. The Wyandotte Nation of Oklahoma has filed an application with the U.S. Department of Interior to have certain land located in Park City, Kansas (in the Wichita metro area) taken into trust by the U.S. Government and to permit gaming. If successful, the Wyandotte Nation would be permitted to open a Class II gaming facility, and upon negotiation of a compact with the State of Kansas would be permitted to open a Class III gaming facility.

Employees

We maintain a staff of approximately 350 to 375 full-time equivalent employees at the Diamond Jo, a staff of approximately 550 to 610 full-time equivalent employees at Evangeline Downs, a staff of approximately 300 to 325 full-time equivalent employees at the Diamond Jo Worth and a staff of approximately 290 to 315 full-time equivalent employees at the Amelia Belle, depending upon the time of the year. None of our employees are covered by a collective bargaining agreement. We have not experienced any labor problems resulting in a work stoppage, and believe we maintain good relations with our employees.

Regulatory Matters

We and our subsidiaries are subject to regulation by the State of Iowa, the State of Louisiana, the State of Kansas and, to a lesser extent, by federal law. We and our subsidiaries are subject to regulations that apply specifically to live racing facilities and the gaming and pari-mutuel industry, in addition to regulations applicable to businesses generally. Our racino is subject to the Pari-Mutuel Act and the Louisiana Horse Racing Act. Laws and regulations applicable to our current racetrack and our racino are administered by the Louisiana State Gaming Control Board and the Louisiana State Racing Commission. Legislative or administrative changes in applicable legal requirements, including legislation to prohibit casino gaming, have been proposed in the past. It is possible that the applicable requirements to operate an Iowa, Louisiana or Kansas gaming facility will become more stringent and burdensome, and that taxes, fees and expenses may increase. It is also possible that the number of authorized gaming licenses in Iowa, Louisiana or Kansas may increase, which would intensify the competition that we face. Our failure to comply with detailed regulatory requirements may be grounds for the suspension or revocation of one or more of our respective licenses which would have a material adverse effect on our respective businesses.

Iowa Gaming Regulation

Our Diamond Jo and Diamond Jo Worth operations are subject to Chapter 99F of the Iowa Code and the regulations promulgated under that Chapter and the licensing and regulatory control of the Iowa Racing and Gaming Commission. Our license is subject to annual renewal.

Under Iowa law, the legal age for gaming is 21, and wagering on a “gambling game” is legal when conducted by a licensee on the gaming floor of an “excursion gambling boat” or a "gambling structure." An “excursion gambling boat” is an excursion boat or moored barge and a "gambling structure" is any man-made stationary structure which does not contain a race track and is approved by the Iowa Racing and Gaming Commission. A “gambling game” is any game of chance authorized by the Iowa Racing and Gaming Commission.

The legislation permitting gambling in Iowa authorizes the granting of licenses to “qualified sponsoring organizations.” A “qualified sponsoring organization” is defined as a nonprofit corporation organized under Iowa law, whether or not exempt from federal taxation, or a person or association that can show to the satisfaction of the Iowa Racing and Gaming Commission that the person or association is eligible for exemption from federal income taxation under Sections 501(c)(3), (4), (5), (6), (7), (8), (10) or (19) of the Internal Revenue Code. Such nonprofit corporation may operate the excursion gambling boat or gambling structure itself, or it may enter into an agreement with another operator to operate the boat or structure on its behalf. An operator must be approved and licensed by the Iowa Racing and Gaming Commission. DRA, a not-for-profit corporation organized for the purpose of operating a pari-mutuel greyhound racing facility in Dubuque, Iowa, first received an excursion gambling boat license in 1990 and has served as the “qualified sponsoring organization” of the Diamond Jo since March 18, 1993. DRA entered into an operating agreement (the “DRA Operating Agreement”) with Greater Dubuque Riverboat Entertainment Company, the previous owner and operator of the Diamond Jo, authorizing Greater Dubuque Riverboat Entertainment Company to operate excursion gambling boat gaming operations in Dubuque. The Iowa Racing and Gaming Commission approved the DRA Operating Agreement on March 18, 1993. The term of the DRA Operating Agreement expires on December 31, 2018. We assumed the rights and obligations of Greater Dubuque Riverboat Entertainment Company under the DRA Operating Agreement.

During 2005, the DRA Operating Agreement was amended to provide for, among other things, the following:

·	The DRA is authorized to operate up to 1,500 gaming positions at Mystique.

·	Extension of the operating agreement through December 31, 2018.

·
Beginning September 1, 2006, and continuing through November 18, 2008, DRA was contractually obligated to pay to DJL $0.33 for each $1.00 of reduction in DJL’s adjusted gross gaming receipts above a 7% decline from the base period and subject to a maximum 21% decline and certain payment deferral conditions. During 2008, DJL recorded other revenue of approximately $1.6 million related to this portion of the agreement, of which $0.9 million has been recorded as a short-term receivable at December 31, 2009.  As of December 31, 2010, there are no outstanding amounts under this portion of the agreement.

·
DJL paid to DRA the sum of $.50 for each patron admitted on the boat through December 9, 2008. During 2008, these payments approximated $0.3 million. Commencing December 10, 2008, the date DJL moved its operations to its new facility, DJL is required to pay to the DRA 4.5% of DJL’s adjusted gross receipts. These payments approximated $0.7 million, $3.1 million, $3.2 million and $0.2 million for the period ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, respectively.

In a separate agreement with the City, we extended our leases for certain real property, including various parking lots around the casino, through December 2018.  The current lease calls for lease payments of $500,000 annually. However, under DJL’s operating agreement with the DRA, the DRA is required to reimburse DJL for all lease payments paid to the City as described in this paragraph.

The Worth County Development Authority (“WCDA”), a not-for-profit corporation, was organized on July 14, 2003 for the purpose of serving as a qualified sponsoring organization for an excursion gambling boat license to be held in Worth County, Iowa. Pursuant to an operator’s agreement with the WCDA (the “WCDA Operating Agreement”), DJW is entitled to own and operate a gambling facility in Worth County, Iowa. As the “qualified sponsoring organization” for DJW, WCDA receives 5.76% of DJW’s adjusted gross receipts. During the three months ended March 31, 2011 and the years ended December 31, 2010, 2009 and 2008, DJW expensed $1.2 million, $4.7 million, $4.6 million and $4.5 million, respectively, under this agreement.  The WCDA Operating Agreement expires on March 31, 2015, but is subject to automatic three year renewal periods.

Under Iowa law, a license to conduct gaming may be issued in a county only if the county electorate has approved the gaming. The electorate of Dubuque County, Iowa, which includes the City of Dubuque, approved gaming on May 17, 1994, by referendum, with 80% of the electorate voting in favor of gaming conducted by DJL. The electorate of Worth County, Iowa, approved gaming on June 24, 2003, by referendum, including gaming conducted by DJW, with 75% of the electorate voting in favor. In addition, a referendum must be held every eight years in each of the counties where gambling games are conducted and the proposition to continue to allow gambling games in such counties must be approved by a majority of the county electorate voting on the proposition. Such a referendum took place for DJL and DJW on November 2, 2010, with 81% and 86%, respectively, of the electorate voting on the proposition favoring continued gaming in Dubuque County and Worth County. The next referendum in both Dubuque County and Worth County is scheduled for November 2018.

            Proposals to amend or supplement Iowa’s gaming statutes are frequently introduced in the Iowa state legislature.  Recently, Iowa Governor Terry Branstad, in his 2011 budget proposal to the Iowa legislature, suggested a significant increase in the state casino tax rate. Any such tax increase would require legislative approval.  In addition, the state legislature sometimes considers proposals to amend or repeal Iowa law and regulations, which could effectively prohibit gaming in gambling structures in the State of Iowa, limit the expansion of existing operations or otherwise affect our operations. Although we do not believe that a prohibition of gaming in Iowa is likely, we can give no assurance that changes in Iowa gaming laws will not occur or that the changes will not have a material adverse effect on our business.

Substantially all of DJL’s and DJW’s material transactions are subject to review and approval by the Iowa Racing and Gaming Commission. All contracts or business arrangements, verbal or written, with any related party or in which the term exceeds three years or the total value of the contract exceeds $100,000 are agreements that qualify for submission to and approval by the Iowa Racing and Gaming Commission subject to certain limited exceptions. The agreement must be submitted within 30 days of execution and approval must be obtained prior to implementation unless the agreement contains a written clause stating that the agreement is subject to commission approval. Additionally, contracts negotiated between DJL or DJW and a related party must be accompanied by economic and qualitative justification.

We must submit detailed financial, operating and other reports to the Iowa Racing and Gaming Commission. We must file weekly gaming reports indicating adjusted gross receipts received from gambling games. Additionally, we must file annual financial statements covering all financial activities related to our operations for each fiscal year. We must also keep detailed records regarding our equity structure and owners.

Iowa has a graduated wagering tax on excursion gambling boat gaming equal to 5% of the first one million dollars of adjusted gross receipts, 10% on the next two million dollars of adjusted gross receipts and 22% on adjusted gross receipts of more than three million dollars. In addition, Iowa excursion gambling boats and gambling structures share equally in costs of the Iowa Racing and Gaming Commission and related entities to administer gaming in Iowa. For the fiscal year ending December 31, 2010, DJL’s and DJW’s share of such expenses were approximately $0.8 million each. Further, DJL paid to the City a fee equal to $.50 per admission into the casino through June 30, 2009.  In June 2009, DJL and the City entered into an agreement in which DJL agreed to pay to the City a flat fee of $500,000 per year in lieu of the $0.50 per admission fee.

In accordance with legislation passed in 2004, all excursion gambling boat licensees, including DJL, were assessed an amount based on the licensee’s adjusted gross receipts to be deposited into the Rebuild Iowa Infrastructure Fund. DJL’s total assessment was $2.1 million, which was paid in two equal payments of $1.05 million on May 2005 and May 2006, respectively. DJL recorded the payments as a long term deposit on its consolidated balance sheet. Beginning in July 2010, we may offset gaming taxes in an amount equal to 20% of the total assessment in each of the succeeding five fiscal years thereafter. DJL offset its gaming tax payments by $0.4 million in July 2010.  At March 31, 2011, $0.4 million of the remaining total is included as a short term asset in prepaid expenses and other assets on the Company’s balance sheet and $1.3 million is included as a long term asset in deposits and other assets on the Company’s balance sheet. DJW was not included in this assessment as it was not licensed at the time of the assessment.

In connection with obtaining its gaming license, DJW was required to pay under an executory agreement a license fee of $5.0 million payable in five equal annual installments of $1.0 million.  DJW paid the final installment in May 2009.

If the Iowa Racing and Gaming Commission decides that a gaming law or regulation has been violated, the Iowa Racing and Gaming Commission has the power to assess fines, revoke or suspend licenses or to take any other action as may be reasonable or appropriate to enforce the gaming rules and regulations. In addition, renewal is subject to, among other things, continued satisfaction of suitability requirements.

    We are required to notify the Iowa Racing and Gaming Commission as to the identity of, and may be required to submit background information regarding, each director, corporate officer and owner, partner, joint venture, trustee or any other person who has a beneficial interest, direct or indirect, in DJL or DJW. The Iowa Racing and Gaming Commission may also request that we provide them with a list of persons holding beneficial ownership interests in DJL or DJW. For purposes of these rules, “beneficial interest” includes all direct and indirect forms of ownership or control, voting power or investment power held through any contract, lien, lease, partnership, stockholding, syndication, joint venture, understanding, relationship, present or reversionary right, title or interest, or otherwise. The Iowa Racing and Gaming Commission may limit, make conditional, suspend or revoke the license of a licensee in which a director, corporate officer or holder of a beneficial interest is found to be ineligible as a result of want of character, moral fitness, financial responsibility, or professional qualifications or due to failure to meet other criteria employed by the Iowa Racing and Gaming Commission.

If any gaming authority, including the Iowa Racing and Gaming Commission, requires any person, including a holder of record or beneficial owner of securities, to be licensed, qualified or found suitable, the person must apply for a license, qualification or finding of suitability within the time period specified by the gaming authority. The person would be required to pay all costs of obtaining the license, qualification or finding of suitability. If a holder of record or beneficial owner of any of the Company’s 8⅜% Senior Secured Notes due 2015 (the “PGL Secured Notes”) and 10ѕ% Senior Unsecured Notes due 2017 (the “PGL Unsecured Notes” and, together with the PGL Secured Notes, the “PGL Notes”), or any membership interest in PGL, PGP, DJL or DJW is required to be licensed, qualified or found suitable and is not licensed, qualified or found suitable by such gaming authority within the applicable time period, the PGL Notes or membership interests, as the case may be, would be subject to regulatory redemption procedures.

The Horse Racing Act and The Pari-Mutuel Act

The Horse Racing Act has been in effect since 1968 and is the basis for the current statutory scheme regulating live and off-track betting for horse racing. The Horse Racing Act states, among other things, that certain policies of Louisiana with respect to horse racing are to: (i) encourage the development of the business of horse racing with pari-mutuel wagering on a high plane; (ii) encourage the development of the breeding and ownership of race horses; (iii) regulate the business of horse racing by licensed horse racing tracks in the state and to provide the orderly conduct of racing; (iv) provide financial assistance to encourage the business of racing horses; and (iv) provide a program for the regulation, ownership, possession, licensing, keeping and inoculation of horses.

The Pari-Mutuel Act became effective on July 9, 1997, and provides for numerous controls and supervision over the operation of slot facilities and requires us to comply with complex and extensive requirements. Failure to adhere to these statutes and regulations will result in serious disciplinary action against us, including monetary fines and suspension or revocation of our licenses.

The Pari-Mutuel Act allows only one facility in each of St. Landry Parish, Bossier Parish, Calcasieu Parish and Orleans Parish to be licensed to operate slot machines at a live horse racing facility. EVD is presently the only “eligible facility” in St. Landry Parish under the Pari-Mutuel Act. The Pari-Mutuel Act requires (among other things) that two conditions be met prior to the opening and operation of a slot machine casino at a live-racing venue. First, a parish-wide referendum must approve the operation. In 1997, voters in St. Landry Parish voted to approve the slot machine casino at the racino site. Secondly, the Pari-Mutuel Act requires that an appropriate tax be levied on the slot machine operation. In 2000, an 18.5% license tax was levied upon taxable net slot machine proceeds. Therefore, we believe that both of the conditions required by the Pari-Mutuel Act have been met with respect to the racino at our site in Opelousas within St. Landry Parish.

The Pari-Mutuel Act also provides that the “designated gaming space” in any eligible facility cannot exceed 15,000 square feet, that the licensee will not allow underage gaming and that notice of toll-free telephone assistance for compulsive gamblers will be posted at the facility. EVD currently complies with these requirements.

The Pari-Mutuel Act requires that licensees supplement horse racing purses and pay certain other fees from slot machine proceeds. The Pari-Mutuel Act also levies taxes on the net slot machine proceeds. Licensees must pay 15% of gross slot machine proceeds to supplement purses at their facilities, pay 2% to the Louisiana Thoroughbred Breeders Association and also pay 1% to the Louisiana Quarter Horse Breeders Association. In addition to these payments, we will pay 18.5% of the net slot machine proceeds (net of the payments described above) as state taxes and 4% as local taxes. The effective rate of total taxes and fees is therefore approximately 36.5% of our adjusted gross slot revenue. Additionally, we also pay the Louisiana State Racing Commission $0.25 each day for each patron who enters the racino on live race days from the hours of 6:00 pm to midnight, enters the racino during non-racing season from the hours of noon to midnight, Thursday through Monday, or enters any one of our OTBs.

To remain an “eligible facility” under the Pari-Mutuel Act, each year we must, among other things, have a minimum of 80 live racing days in a consecutive 20-week period.

Louisiana State Racing Commission

Pari-mutuel betting and the conducting of live horse race meets in Louisiana are strictly regulated by the Louisiana State Racing Commission, which was created pursuant to the Horse Racing Act. The Louisiana Racing Commission is comprised of 10 members. In order to be approved to conduct a live race meet and to operate pari-mutuel wagering (including off-track betting), an applicant must show, among other things: (i) racing experience; (ii) financial qualifications; (iii) moral and financial qualifications of applicant and applicant’s partners, officers and officials; (iv) the expected effect on the breeding and horse industry; and (v) the expected effect on the State’s economy.

In 2000, we received from the Louisiana State Racing Commission a license to conduct live race meets and to operate pari-mutuel wagering at our prior facility. The initial term of the license was renewed on April 20, 2007, for 10 years or through April 19, 2017. On December 19, 2002, we received approval to transfer our operations under our license from Lafayette Parish to St. Landry Parish upon completion of our new horse racetrack. As a condition to the approval of our racing license, we are required to offer pari-mutuel wagering in the defined casino gaming space at the time we conduct slot machine gaming. Our racino includes monitors and other equipment to facilitate live and simulcast wagering within the casino area in compliance with this condition.

The Louisiana State Racing Commission promulgates rules, regulations and conditions for the holding, conducting and operating of all racetracks in the state. Failure to adhere to these regulations may result in substantial fines or the suspension or revocation of our racing license. A revocation or suspension of the racing license would, in turn, result in the revocation or suspension of our gaming license to conduct slot machine operations. Any alteration in the regulation of these activities could have a material adverse effect on our operations.

The Louisiana State Gaming Control Board

In 1996, Louisiana created the Louisiana Gaming Control Board (the “LGCB”), which was granted all of the regulatory authority, control and jurisdiction to license and monitor gaming facilities in Louisiana, including our racino and the Amelia Belle. To receive a gaming license an applicant and its management must apply to the LGCB and be investigated by the Louisiana State Police Gaming Enforcement Division (the “Division”) prior to licensing. The LGCB and the Division must determine that the applicant is suitable to conduct the gaming operations, including that the applicant (and its owners, officers, directors and key employees) is of good character, honesty and integrity, that its prior activities, reputation and associations pose no threat to the public interest or to the effective regulation of the industry and that the applicant is capable of conducting the operation of the slot machine facility. The LGCB must also determine that the applicant has adequate financing from a source suitable and acceptable to the LGCB.

The applicant for a gaming license, its directors, officers, key personnel, partners, and persons holding a 5% or greater equity or economic interest in the applicant will be required to be found suitable by the LGCB. To receive a license the applicant must file an extensive application with the LGCB, disclosing personal, financial, criminal, business and other information. The applicant is required to pay all costs of investigation. An application for a finding of suitability of a person may be denied for any cause deemed reasonable by the LGCB. Any other person who is found to have a material relationship to or a material involvement with a gaming company also may be required to be investigated in order to be found suitable or be licensed as a business associate of an applicant. Key employees, controlling persons or others who exercise significant influence upon the management or affairs of a gaming company may be deemed to have such a relationship or involvement.

If the LGCB were to find a director, officer or key employee of an applicant unsuitable for licensing purposes or unsuitable to continue having a relationship with an applicant, the applicant would have to dismiss and sever all relationships with such person. The applicant would have similar obligations with regard to any person who refuses to file appropriate applications. Each gaming employee must obtain a gaming employee permit which may be revoked upon the occurrence of certain specified events.

An applicant must also demonstrate that the proposed gaming operation has adequate financial resources generated from suitable sources and adequate procedures to comply with the operating controls and requirements imposed by the laws and regulations in the State of Louisiana. Additionally, the applicant must submit plans and specifications of the gaming premises specifying the layout and design of the gaming space. Proof of tax compliance, both state and federal, is also required. This submission is followed by a thorough investigation by the regulatory authorities of the applicant, its business probity, the premises and other matters. An application for any gaming license, approval or finding of suitability may be denied for any cause that the regulatory authorities deem reasonable.

We received our gaming license to operate slot machines at our racino from the LGCB on January 21, 2003, and it was renewed on December 11, 2007.  The license is for 5 years and must be renewed 60 days before January 21, 2013.  The LGCB retains absolute discretion over the right to renew our license.

EVD’s gaming license authorizes the use of 15,000 square feet of designated gaming space. EVD submitted for approval its current layout for the casino, which incorporates 1,424 slot machines, which was approved October 21, 2008. If EVD wants to change the type and/or design of its slot machines, it must once again seek and obtain approval of both the Division and the LGCB. Once any new machines are installed, they must be inspected by regulators and tested prior to the approval of their operation. The moving of the machines within the approved gaming area also requires the approval of the Division with oversight of the LGCB.

To maintain our gaming license, each year we must remain an “eligible facility” under the Pari-Mutuel Act. This means that we must, among other things, have a minimum of 80 live racing days in a consecutive 20-week period each year of live horse race meetings at the new horse racetrack and must be a licensed racing association.

Although we have obtained our license to conduct slot machine operations, we continue to be subject to ongoing monitoring and compliance requirements by the LGCB and the Division. We have obtained from the LGCB a video draw poker establishment license and owner device license. The video draw poker establishment license allows us to operate video draw poker devices at our approved OTB locations but not the racino, and the owner device license allows us to own those machines.

We received permission to acquire ABC from the LGCB in October 2009.  The LGCB granted a five year renewal of our ABC gaming license on February 23, 2010.

ABC’s gaming license authorizes the use of 30,000 square feet of designated gaming space which currently includes 841 slot machines, 17 table games and 3 poker tables.  If ABC wants to change the configuration of its gaming space, it must once again seek and obtain approval of both the Division and the LGCB.  Although we have obtained our license to conduct gaming operations, we continue to be subject to ongoing monitoring and compliance requirements by the LGCB and the Division.

Regulations require us to comply with rigorous accounting and operating procedures, including the submission of detailed financial and operating reports. Our accounting records must include accurate, complete and permanent records of all transactions pertaining to revenue. Detailed ownership records must be kept on site available for inspection. All records must be retained for a period of five years. Audited financial statements are required to be submitted to the Division. Internal controls have been approved and in place beginning the first day of operation. These controls include handling of cash, tips and gratuities, slot operations, and count room procedures and management information systems. Each licensed facility is required by the LGCB to maintain cash or cash equivalent amounts on site sufficient to protect patrons against defaults in gaming debts owed by the licensee. In addition, licensees are subject to currency transaction reporting regulations.

We must also strictly comply with mandated operating procedures and supply detailed reports disclosing such compliance. Regulation of a casino’s methods of operations is extensive and will include substantially all aspects of our casino operation. Operating procedures that are subject to regulation include slot machine maintenance and operation, cash management and cash procedures, cage procedures, drop procedures, regulation of weapons in the casino, parking, access to the premises and records by regulators, gaming credit and advertising, surveillance and security standards, safeguards against underage gambling, compulsive gambling programs, physical layout and progressive jackpots.

    The LGCB retains the power to suspend, revoke, condition, limit or restrict our license to conduct slot machine operations as a sanction for violating licensing terms or for any cause they deem reasonable. In addition, monetary fines for violations may be levied against us, and our gaming operation revenues may be forfeited to the state under certain circumstances. Initial enforcement actions against a licensee are brought by the Division and are heard before an administrative law judge to whom the LGCB has delegated decision making power. Either party may appeal the ruling of the administrative law judge before the full LGCB. Either party may further appeal the ruling of the LGCB in state court. The laws, regulations and procedures pertaining to gaming are subject to the interpretation of the regulatory authorities and may be amended. Any changes in such laws or regulations, or their current interpretations, could have a material adverse effect on our business, financial condition, results of operations and ability to meet our payment obligations under the PGL Notes and our other indebtedness.

The LGCB has broad regulatory power over securities issuances and incurrence of indebtedness by gaming facilities. Substantially all loans, leases, private sales of securities, extensions of credit, refinancing and similar financing transactions entered into by a licensee must be approved by the LGCB. Pursuant to a letter dated August 3, 2009, the LGCB exempted the offering of the PGL Notes from any requirement for prior approval by the LGCB. However, at any time, any holder of the PGL Notes may be called before the LGCB to undergo a suitability investigation in the event the LGCB determines that such holder exercises a material influence over us or our operations.

At any time the LGCB may investigate and require the finding of suitability of any shareholder or beneficial shareholder (and if the shareholder is a corporate or partnership entity, then the shareholders or partners of the entity), officer, partner, member, manager or director of a licensee if the LGCB believes such holder exercises a material influence over the licensee.  Furthermore, all holders of more than a 5% interest in the licensee, or proposed purchasers of more than a 5% interest are automatically investigated and are required to submit to suitability requirements of the LGCB. Any sale or transfer of more than a 5% interest in any gaming licensee is subject to the approval of the LGCB.

If the LGCB finds that any security holder or proposed security holder, including a holder of the PGL Notes, is not qualified pursuant to existing laws, rules and regulations, and if as a result it determines that the licensee is no longer qualified to continue as a licensee, it can propose action necessary to protect the public interest, including the suspension or revocation of a license or permit. It may also issue, under penalty of revocation of license, a condition of disqualification naming the person and declaring that such person may not (a) receive dividends or interest on securities of the licensee, (b) exercise any right conferred by securities of the licensee, (c) receive remuneration or any other economic benefit from the licensee or (d) continue in an ownership or economic interest in the licensee or remain as a director, partner, officer, or manager of the licensee. A security issued by a licensee must generally disclose these restrictions.

Kansas Gaming Regulation

The state gaming regulations in Kansas provide for four designated gaming zones, with a single state sanctioned casino to be located in each such zone. Instead of issuing gaming licenses, Kansas regulations authorize a gaming operation through the execution of a management contract between the State of Kansas and the commercial gaming operator. Like a license, the management contract confers the exclusive right to operate the lottery gaming business in the designated gaming zone for a period of 15 years, which may be renewed by the Kansas Lottery Commission. The management contract gives the gaming operator the right to own and develop all of the assets of the casino and related amenities (except for lottery games, including slot machines and table games) and manage the operation of the games on behalf of the State. Subject to the approval of the Executive Director of the Kansas Lottery, the gaming operator purchases the games on behalf of the State and transfers title to the State of Kansas for the duration of the contract. If this management agreement were to eventually expire, title to these games would be transferred to the gaming operator if legally permitted, or the games would be sold and the State of Kansas would convey the residual value of such games to the gaming operator. The State of Kansas retains the discretion to renew or renegotiate the management contract at the expiration of the initial 15 year term.

On January 14, 2011, we received final approval by the State of Kansas to develop, construct and operate a casino in the South Central Gaming Zone.  Pursuant to the terms of the Kansas Management Contract, the State will retain 27-31% of gross gaming revenue, based on a tiered revenue structure, and we will receive the balance of gross gaming revenue and retain all non-gaming revenue.

As a Lottery Gaming Facility Manager, we are subject to regulation by both the Kansas Lottery Commission and the Kansas Racing and Gaming Commission (“KRGC”).  These regulations require us to comply with strict operating, accounting and audit procedures.  Additionally, pursuant to the Kansas Management Contract, the Executive Director of the Kansas Lottery has approval rights over certain operational areas such as advertising, promotions and marketing materials as well as the purchase, lease, sale or transfer or Lottery Facility Games. Pursuant to the Expanded Lottery Gaming Act, officers, directors, key employees and persons owning directly or indirectly 0.5% or greater interest in a lottery gaming facility manager are required to be certified by the KRGC.  Such certification requires the person to submit to a background investigation and includes compliance with such security, fitness and background investigations and standards as the executive director of the KRGC deems necessary to determine whether such person’s reputation, habits or associations pose a threat to the public interest of the state or to the reputation of or effective regulation and control of the lottery gaming facility or racetrack gaming facility.

Other Regulations

  Our businesses are subject to various federal, state and local laws and regulations in addition to gaming regulations. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employees, currency transactions, taxation, zoning and building codes, and marketing and advertising. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities could adversely affect our operating results.

Properties

DJL owns approximately seven acres of land in the Port of Dubuque on which DJL’s 188,000 square foot casino is built.  We currently have approximately 815 surface parking spaces that are in close proximity to the Diamond Jo located on properties that we own, lease or to which we are given access at no cost pursuant to a non-exclusive use agreement with a third party. Our property lease currently requires us to pay $500,000 annually.  All rent payments associated with this lease are reimbursed to us by the DRA under the Amended DRA Operating Agreement.

The EVD racino sits on and is bounded by approximately 649 acres of owned land located in Opelousas, Louisiana that we purchased in 2002 and 2003. We have constructed a 170,000 square foot building and a one mile dirt and 7/8 mile turf racetrack on this site.

In addition, EVD owns the land, building and improvements of the Port Allen OTB and leases the facilities that comprise the New Iberia, Henderson, Eunice and St. Martinville OTBs.

The DJW casino and convenience store is located on 36 acres of owned land in Worth County, Iowa.  With the completion of the expansion project in 2007, the casino building is now approximately 75,000 square feet.  We currently have 1,283 parking spaces that are in close proximity to Diamond Jo Worth located on properties that we own or lease.  DJW leases 10 acres of land north of the casino that require DJW to pay $52,000 per year as rent through June 2016.  The property lease also allows for the purchase of the leased land at the expiration of the lease for a total purchase price of $750,000.

In addition, DJW owns 268 acres of land approximately 10 miles northwest of the casino in Emmons, Minnesota on which a “member’s only” 93-acre nine-hole golf course and nine-station sporting clay course and 176 acre hunting facility, known as Pheasant Links, is located, together with a 4,500 square foot clubhouse.  DJW also leases 30 acres of adjacent land for $3,000 per year through August 2013 for use as additional hunting land.

ABC owns approximately 5.8 acres of land adjacent to its riverboat casino. ABC has 597 surface parking spaces that are in close proximity to the casino on properties that it owns.

PGL currently leases approximately 10,876 square feet of office space in Dubuque, Iowa which serves as our corporate headquarters.

In March 2011, KSC purchased two parcels of land totaling approximately 202 acres on which the Kansas Star will be developed. This land effectively gives KSC all the land needed to develop the Kansas Star facility in compliance with the terms of the Kansas Management Contract.

All of our owned real properties, other than Pheasant Links, serve as collateral under the PGL Credit Facility and the PGL Secured Notes.

Legal Proceedings

 Neither the Company nor its subsidiaries are parties to any pending legal proceedings other than litigation arising in the normal course of business.  Management does not believe that adverse determinations in any or all such litigation would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

THE EXCHANGE OFFER

Background and Purpose of the Exchange Offer

We issued the unsecured outstanding notes on February 1, 2011 and the secured outstanding notes on February 9, 2011, each in a private placement to Credit Suisse Securities (USA) LLC. In connection with this issuance, we entered into registration rights agreements, pursuant to which we agreed to, subject to certain exceptions:

·	file the exchange offer registration rights statement with the SEC promptly, but no later than 180 days after the issue date;

·	use our reasonable best efforts to cause the exchange offer registration statement to become effective under the Securities Act promptly, but no later than 270 days after the issue date;

·	keep the exchange offer registration statement effective until the consummation of the exchange offer; and

·
use commercially reasonable efforts to commence and complete the exchange offer promptly, but no later than 60 days after the date on which the exchange offer registration statement has become effective, and hold the exchange offer open for not less than 20 business days and exchange the exchange notes for all registrable securities that have been promptly tendered and not withdrawn on or prior to the expiration of the exchange offer.

The exchange notes will be accepted for clearance through DTC, Clearstream, Luxembourg and the Euroclear System with a new CUSIP and ISIN number and common code.  All of the documentation prepared in connection with the exchange offer will be made available at the offices of U.S. Bank National Association, our exchange agent.

Copies of the registration rights agreements have been filed as exhibits to our Form 10-K filed on March 11, 2011.

Except as discussed below, upon the consummation of the exchange offer, we will have no further obligations to register your outstanding notes.  As soon as practicable after 5:00 p.m., New York City time on August 4 , 2011, unless we decide to extend this expiration date, the exchange offer will be consummated when we:

·	accept for exchange your outstanding notes tendered and not validly withdrawn pursuant to the exchange offer; and

·
deliver to the trustee for cancellation all your outstanding notes accepted for exchange and issue to you exchange notes equal in principal amount to the principal amount of the outstanding notes surrendered by you.

Each broker dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.  See “Plan of Distribution.”

Representations

We need representations from you before you can participate in the exchange offer.  To participate in the exchange offer, we require that you represent to us that:

·	you are acquiring the exchange notes in the ordinary course of your business;

·	neither you nor any other person acting on your behalf is engaging in or intends to engage in a distribution of your exchange notes;

·	neither you nor any other person acting on your behalf has an arrangement or understanding with any person to participate in the distribution of the exchange notes;

·	neither you nor any other person acting on your behalf is an “affiliate” of us or any of our subsidiaries, as defined under Rule 405 of the Securities Act; and

·
if you or any other person acting on your behalf is a broker-dealer, you will receive exchange notes for your own account in exchange for your outstanding notes that were acquired as a result of market-making activities or other trading activities, and you acknowledge that you will deliver a prospectus in connection with any resale of your exchange notes.

Resale of the Exchange Notes

Based on interpretations by the SEC’s staff, as set forth in no-action letters issued to third parties, including Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), we believe that the exchange notes issued under the exchange offer in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act unless the holder:

·	acquired the exchange notes other than in the ordinary course of the holder’s business;

·	has an arrangement with any person to engage in the distribution of exchange notes;

·	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act; or

·	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act.

Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s Staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.  See “Plan of Distribution.”  Broker-dealers who acquired outstanding notes directly from us and not as a result of market making activities or other trading activities may not rely on the SEC’s Staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offer

We will accept any validly tendered outstanding notes which are not withdrawn before 5:00 p.m., New York City time, on the expiration date.  Exchange notes will be issued in minimum denominations of $2,000 principal amount and integral multiples of $1,000 in exchange for outstanding notes in minimum denominations of $2,000 and integral multiples of $1,000.  You may tender some or all of your outstanding notes in the exchange offer.

The form and terms of the exchange notes will be the same as the form and terms of your outstanding notes except that:

·	the exchange notes have been registered pursuant to an effective registration statement under the Securities Act and will not bear legends restricting their transfer; and

·	the exchange notes do not contain registration rights and the provisions for liquidated damages described in the registration rights agreements.

     The secured outstanding notes were, and the secured exchange notes will be, issued under the indenture pursuant to which, on August 6, 2009, we issued $240,000,000 in aggregate principal amount of our 8⅜% Senior Secured Notes due 2015. On June 2, 2010, we exchanged these initial notes for a like principal amount of the Existing Secured Notes.  The secured exchange notes will be treated as a single series with the Existing Secured Notes and the secured outstanding notes under the Secured Notes Indenture, and holders of the Secured Notes will vote as one class under the Secured Notes Indenture.

     The unsecured outstanding notes were, and the unsecured exchange notes will be, issued under the indenture pursuant to which, on August 6, 2009, we issued $305,000,000 in aggregate principal amount of our 10ѕ% Senior Unsecured Notes due 2017. On June 2, 2010, we exchanged these initial notes for a like principal amount of the Existing Unsecured Notes.  The unsecured exchange notes will be treated as a single series with the Existing Unsecured Notes and the unsecured outstanding notes under the Unsecured Notes Indenture, and holders of the Unsecured Notes will vote as one class under the Unsecured Notes Indenture. The exchange offer does not depend upon any minimum aggregate principal amount of outstanding notes being surrendered for exchange.

This prospectus, together with the letter of transmittal you received with this prospectus, is being sent to you and to others believed to have beneficial interests in the outstanding notes.  You do not have any appraisal or dissenters’ rights under the indenture governing your outstanding notes.  We intend to conduct the exchange offer in compliance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC.

We will have accepted your validly tendered outstanding notes when we have given oral or written notice to the exchange agent, which will occur as soon as practicable after the expiration date.  The exchange agent will act as agent for you for the purpose of receiving the exchange notes from us.  If we do not accept your tendered outstanding notes for exchange because of an invalid tender or other reason, we will return the certificates, if any, without expense, to you as promptly as practicable after the expiration date.  Certificates, if any, for exchange notes will likewise be sent to you as promptly as practicable following our acceptance of the tendered outstanding notes following the expiration date.

You will not be required to pay brokerage commissions, fees or transfer taxes in the exchange of your outstanding notes.  We will pay all charges and expenses other than any taxes you may incur in connection with the exchange offer.

In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange the outstanding notes in like principal amount.  The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued.

Neither we nor our directors or management recommend that you tender or not tender your outstanding notes in the exchange offer. In addition, no one has been authorized to make any such recommendation. You must make your own decision whether to participate in the exchange offer and, if you choose to participate, the aggregate principal amount of your outstanding notes to tender, after carefully reading this prospectus and the letter of transmittal. We urge you to consult your financial and tax advisors in making your decision on what actions, if any, to take.

Expiration Date; Extensions; Termination; Amendments

The exchange offer will expire at 5:00 p.m., New York City time, on August 4, 2011, unless we extend the expiration date.  In any event, we will hold the exchange offer open for at least 20 business days. In order to extend the exchange offer, we will issue a notice by press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

·	to delay accepting your outstanding notes;

·	to extend the exchange offer;

·	to terminate the exchange offer if any of the conditions have not been satisfied by giving oral or written notice of any delay, extension or termination to the exchange agent; or

·	to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders.  We will give oral notice (promptly confirmed in writing) or written notice of any delay, extension or termination to the exchange agent.

Conditions to the Exchange Offer

We will decide all questions as to the validity, form, eligibility, acceptance and withdrawal of tendered outstanding notes, and our determination will be final and binding on you.  We reserve the absolute right to reject any and all outstanding notes not properly tendered or reject any outstanding notes which would be unlawful in the opinion of our counsel.  We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes.  Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.  You must cure any defects or irregularities in connection with tenders of outstanding notes as we determine.  Although we intend to notify you of defects or irregularities with respect to tenders of your outstanding notes, we, the exchange agent or any other person will not incur any liability for failure to give any notification.  Your tender of outstanding notes will not be deemed to have been made until any defects or irregularities have been cured or waived.  Any of your outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to you, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

We reserve the right to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise.  The terms of any of these purchases or offers could differ from the terms of the exchange offer.

These conditions are for our sole benefit, and we may assert or waive them at any time or for any reason.  Our failure to exercise any of our rights will not be a waiver of our rights.

We will not accept for exchange any outstanding notes you tender, and no exchange notes will be issued to you in exchange for your outstanding notes, if at that time any stop order is threatened or in effect with respect to the registration statement or the qualification of the indenture relating to the exchange notes under the Trust Indenture Act of 1939, as amended.  We are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

In all cases, issuance of exchange notes to you will be made only after timely receipt by the exchange agent of:

·	a book entry confirmation of your outstanding notes into the exchange agent’s account at the book-entry transfer facility or certificates for your outstanding notes;

·	with respect to DTC and its participants, electronic instructions of the holder agreeing to be bound by the letter of transmittal or a properly completed and duly executed letter of transmittal; and

·	all other required documents.

In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility under the book-entry transfer procedures described below, your non-exchanged outstanding notes will be credited to an account maintained with the book-entry transfer facility.  If we do not accept any of your tendered outstanding notes or if you submit your outstanding notes for a greater principal amount than you desire to exchange, we will return any unaccepted or non-exchanged outstanding notes to you at our expense.  This will occur as promptly as practicable after the expiration or termination of the exchange offer for your outstanding notes.

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes to you in exchange for, any of your outstanding notes and may terminate or amend the exchange offer, if at any time before the acceptance of your outstanding notes for exchange or the exchange of the exchange notes for your outstanding notes, we determine, in our reasonable discretion, that:

·	the exchange offer violates any applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction;

·
any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer which, in our sole judgment, might materially impair our ability to proceed with the exchange offer or any development has occurred in any existing action or proceeding which may be harmful to us or any of our subsidiaries; or

·	any governmental approval has not been obtained, which we believe, in our reasonable discretion, is necessary for the consummation of the exchange offer as outlined in this prospectus.

Procedures for Tendering

Only you may tender your outstanding notes in the exchange offer.  Except as stated under “—Book-Entry Transfer,” to tender your outstanding notes in the exchange offer, you must:

·	complete, sign and date the enclosed letter of transmittal, or a copy of it;

·	have the signature on the letter of transmittal guaranteed if required by the letter of transmittal or transmit an agent’s message in connection with a book-entry transfer; and

·	mail, fax or otherwise deliver the letter of transmittal or copy to the exchange agent before the expiration date.

In addition, either:

·
the exchange agent must receive a timely confirmation of a book-entry transfer of your outstanding notes, if that procedure is available, into the account of the exchange agent at DTC (the “Book-Entry Transfer Facility”) under the procedure for book-entry transfer described below before the expiration date;

·	the exchange agent must receive certificates for your outstanding notes, the letter of transmittal and all other required documents before the expiration date; or

·	you must comply with the guaranteed delivery procedures described below.

For your outstanding notes to be tendered effectively, the exchange agent must receive a valid agent’s message through DTC’s Automatic Tender Offer Program, or ATOP, or a letter of transmittal and other required documents before the expiration date.  Delivery of the outstanding notes shall be made by book-entry transfer in accordance with the procedures described below.  Confirmation of the book-entry transfer must be received by the exchange agent before the expiration date.

The term “agent’s message” means a message, transmitted by a book-entry transfer facility to, and received by, the exchange agent forming a part of a confirmation of a book-entry, which states that the book-entry transfer facility has received an express acknowledgment from the participant in the book-entry transfer facility tendering the outstanding securities that the participant has received and agrees:

·	to participate in ATOP;

·	to be bound by the terms of the letter of transmittal; and

·	that we may enforce the agreement against the participant.

If you do not withdraw your tender before the expiration date, it will constitute an agreement between you and us in compliance with the terms and conditions in this prospectus and in the letter of transmittal.

THE METHOD OF DELIVERY OF YOUR OUTSTANDING NOTES, A LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT YOUR SOLE ELECTION AND RISK.  INSTEAD OF DELIVERY BY MAIL, WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE.  DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT.   IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. DO NOT SEND A LETTER OF TRANSMITTAL OR OUTSTANDING NOTES DIRECTLY TO US.  YOU MAY REQUEST YOUR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR NOMINEES TO MAKE THE EXCHANGE ON YOUR BEHALF.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.  See “Plan of Distribution.”

Procedure if the Outstanding Notes Are Not Registered in Your Name

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you want to tender your outstanding notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf.  If you want to tender on your own behalf, you must, before completing and executing a letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power or other proper endorsement from the registered holder.  We urge you to act immediately since the transfer of registered ownership may take considerable time.

Book-Entry Tender

The exchange agent will make requests to establish accounts at the book-entry transfer facility for purposes of the exchange offer within two business days after the date of this prospectus.  If you are a financial institution that is a participant in the book-entry transfer facility’s systems, you may make book-entry delivery of your outstanding notes being tendered by causing the book-entry transfer facility to transfer your outstanding notes into the exchange agent’s account at the book-entry transfer facility in compliance with the appropriate procedures for transfer.  However, although you may deliver your outstanding notes through book-entry transfer at the book-entry transfer facility, you must transmit, and the exchange agent must receive, a letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, except as discussed in the following paragraph, on or before the expiration date or the guaranteed delivery below must be complied with.

DTC’s ATOP is the only method of processing the exchange offer through DTC.  To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system instead of sending a signed, hard copy letter of transmittal.  DTC is obligated to communicate those electronic instructions to the exchange agent.  To tender your outstanding notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the participant’s acknowledgment of its receipt of and agreement to be bound by the letter of transmittal for your outstanding notes.

Signature Requirements and Signature Guarantees

Unless you are a registered holder who requests that your exchange notes be mailed to you and issued in your name or unless you are a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program or an “Eligible Guarantor Institution” within the meaning of Rule 17Ad-15 under the Exchange Act, each an “Eligible Institution,” you must guarantee your signature on a letter of transmittal or a notice of withdrawal by an Eligible Institution.

If a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity signs the letter of transmittal or any notes or bond powers on your behalf, that person must indicate their capacity when signing and submit satisfactory evidence to us with the letter of transmittal demonstrating their authority to act on your behalf.

Guaranteed Delivery Procedures

If you are a registered holder of outstanding notes and desire to tender your outstanding notes, and the certificates for your outstanding notes are not immediately available, time will not permit your outstanding notes or other required documents to reach the exchange agent on or prior to the expiration date, or you cannot complete the procedures for delivery by book-entry transfer on a timely basis you may tender your outstanding notes if:

·	the tender is made through an Eligible Institution;

·
before the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, in the form provided by us;

·
a book-entry confirmation or the certificates for all physically tendered outstanding notes, in proper form for transfer, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery; and

·
the notice of guaranteed delivery states your name and address and the amount of outstanding notes you are tendering, that your tender is being made thereby and you guarantee that within three NYSE trading days after the date of execution of the notice of guaranteed delivery, a book-entry confirmation or the certificates for all physically tendered outstanding notes, in proper form for transfer, and any other documents required by the applicable letter of transmittal will be deposited by the Eligible Institution with the exchange agent.

Beneficial Owner Instructions to Holders of Outstanding Notes

Only a holder whose name appears on a DTC security position listing as a holder of outstanding notes, or the legal representative or attorney-in-fact of this holder, may execute and deliver the letter of transmittal.

Holders of outstanding notes who are not registered holders of, and who seek to tender, outstanding notes should (1) obtain a properly completed letter of transmittal for such outstanding notes from the registered holder with signatures guaranteed by an Eligible Institution and obtain and include with such letter of transmittal outstanding notes properly endorsed for transfer by the registered holder thereof or accompanied by a written instrument or instruments of transfer or exchange from the registered holder with signatures on the endorsement or written instrument or instruments of transfer or exchange guaranteed by an Eligible Institution or (2) effect a record transfer of such outstanding notes and comply with the requirements applicable to registered holders for tendering outstanding notes before 5:00 p.m., New York City time, on the expiration date.  Any outstanding notes properly tendered before 5:00 p.m., New York City time, on the expiration date accompanied by a properly completed letter of transmittal will be transferred of record by the registrar either prior to or as of the expiration date at our discretion.  We have no obligation to transfer any outstanding notes from the name of the registered holder of the note if we do not accept these outstanding notes for exchange.

Tendering holders should indicate in the applicable box in the letter of transmittal the name and address to which payment of accrued and unpaid interest on the outstanding notes, certificates evidencing exchange notes and/or certificates evidencing outstanding notes for amounts not accepted for tender, each as appropriate, are to be issued or sent, if different from the name and address of the person signing the letter of transmittal.  In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated and a substitute Form W-9 for this recipient must be completed.  If these instructions are not given, the payments, including accrued and unpaid interest in cash on the exchange notes or outstanding notes not accepted for tender, as the case may be, will be made or returned, as the case may be, to the registered holder of the outstanding notes tendered.

Issuance of exchange notes in exchange for outstanding notes will be made only against deposit of the tendered outstanding notes.

We will decide all questions as to the validity, form, eligibility, acceptance and withdrawal of tendered outstanding notes, and our determination will be final and binding on you.  We reserve the absolute right to reject any and all outstanding notes not properly tendered or reject any outstanding notes for which an exchange would be unlawful in the opinion of our counsel.  We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes.  Our interpretation of the terms and conditions of the exchange offer, including the instructions in a letter of transmittal, will be final and binding on all parties.  You must cure any defects or irregularities in connection with tenders of outstanding notes as we determine.  Although we intend to notify you of defects or irregularities with respect to tenders of your outstanding notes, we, the exchange agent or any other person will not incur any liability for failure to give any notification.  Your tender of outstanding notes will not be deemed to have been made until any defects or irregularities have been cured or waived.  Any of your outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to you, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

As further described in and otherwise qualified by this prospectus, we will accept all outstanding notes validly tendered before 5:00 p.m., New York City time, on the expiration date and not validly withdrawn.  The acceptance for exchange of outstanding notes validly tendered and not validly withdrawn and the delivery of exchange notes will be made as promptly as practicable after the expiration date.  Subject to rules promulgated pursuant to the Exchange Act, we expressly reserve the right to delay acceptance of any of the outstanding notes or to terminate the exchange offer and not accept for exchange any outstanding notes not theretofore accepted if any of the conditions set forth under the heading “—Conditions to the Exchange Offer” shall not have been satisfied or waived by us.  We will deliver exchange notes in exchange for outstanding notes pursuant to the exchange offer promptly following acceptance of the outstanding notes.  In all cases, exchange for outstanding notes accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of outstanding notes (or confirmation of book-entry transfer thereof) and a properly completed and validly executed letter of transmittal (or a manually signed facsimile thereof) or, in the case of book-entry transfer, an agent’s message and any other documents required thereby.

For purposes of the exchange offer, we shall be deemed to have accepted validly tendered and not properly withdrawn outstanding notes when, as and if we give oral or written notice thereof to the exchange agent.  The exchange agent will act as agent for the tendering holders of outstanding notes for the purposes of receiving the exchange notes from us and transmitting new notes to the tendering holders.  Under no circumstances will any additional amount be paid by us or the exchange agent by reason of any delay in making such payment or delivery.

If, for any reason whatsoever, acceptance for exchange of any outstanding notes tendered pursuant to the exchange offer is delayed, or we are unable to accept for exchange outstanding notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth herein, the exchange agent may nevertheless, on behalf of us and subject to rules promulgated pursuant to the Exchange Act, retain tendered outstanding notes, and such outstanding notes may not be withdrawn except to the extent that the tendering holder of such outstanding notes is entitled to withdrawal rights as described herein.  See “—Withdrawal Rights.”

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence or non-occurrence of certain other events set forth herein or otherwise, then such unaccepted outstanding notes will be returned, at our expense, to the tendering holder thereof as promptly as practicable after the expiration date or the termination of the applicable exchange offer therefor.

No alternative, conditional or contingent tenders will be accepted.  A tendering holder, by execution of a letter of transmittal or facsimile thereof, waives all rights to receive notice of acceptance of such holder’s outstanding notes for exchange.

Withdrawal Rights

You may withdraw your tender of your outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

For your withdrawal to be effective, an electronic ATOP transmission or, for non-DTC participants, written notice of withdrawal must be received by the exchange agent at its address found in this prospectus before 5:00 p.m., New York City time, on the expiration date.

Your notice of withdrawal must:

·	specify your name;

·	identify your outstanding notes to be withdrawn, including the certificate number or numbers, if any, and principal amount of your outstanding notes;

·
be signed by you in the same manner as the original signature on the letter of transmittal by which your outstanding notes were tendered or be accompanied by documents of transfer sufficient to have the trustee of your outstanding notes register the transfer of your outstanding notes into your name; and

·	specify the name in which your outstanding notes are to be registered, if you do not want your outstanding notes registered in your name.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of your notice, and our determination will be final and binding on all parties. Any outstanding notes you withdraw will not be considered to have been validly tendered.  We will return your outstanding notes which have been tendered but not exchanged for any reason without cost to you as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.  You may retender your properly withdrawn outstanding notes by following one of the above procedures before the expiration date.

Consequences of Failure to Exchange

Any outstanding notes not tendered under the exchange offer will remain outstanding and continue to accrue interest.  The outstanding notes will remain “restricted securities” within the meaning of the Securities Act and will remain subject to existing transfer restrictions.  Accordingly, before the date that is one year after the later of the issue date of the outstanding notes and the last date on which we or any of our affiliates was the owner of the outstanding notes, the outstanding notes may be resold only:

(1)       to us or our affiliates upon redemption or otherwise;

(2)       so long as the outstanding notes are eligible for resale pursuant to Rule 144A, to a person whom you reasonably believe is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A under the Securities Act.

(3)        to an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act(an “Institutional Accredited Investor”) that is purchasing notes for its own account or for the account of the Institutional Accredited Investor (and based upon an opinion of counsel if we so request);

(4)       outside the United States in a transaction meeting the requirements of Regulation S under the Securities Act;

(5)       pursuant to an exemption from registration under the Securities Act provided by Rule 144 under the Securities Act; or

(6)       pursuant to an effective registration statement under the Securities Act.

In each of cases (1) through (6) above, such sale shall be in accordance with any applicable securities laws of any state of the United States.

As a result, the liquidity of the market for non-tendered outstanding notes could be adversely affected upon completion of the exchange offer.

Additional Registration Rights

Under certain circumstances, we may be required to file a shelf registration statement covering resales of the outstanding notes.  This requirement will be triggered if:

·
prior to the consummation of the exchange offer, either the Issuers or the holders of a majority in aggregate principal amount of registrable securities determines in its reasonable judgment and notifies us that (a) the exchanged securities would not be tradeable by the holders without further restrictions under the Securities Act, Exchange Act, applicable Blue Sky laws, or state securities law, or (b) the interests of the holders would be materially adversely affected by the consummation of the exchange offer;

·	because of any changes in the law or in applicable interpretations thereof by the staff of the SEC, we are not permitted to effect the exchange offer;

·	for any other reason we do not consummate the exchange offer within 60 days after the exchange offer registration statement is required to become or be declared effective;

·	subsequent to the consummation of the private exchange (as set forth in the registration rights agreement), any holder of private exchange securities requests it; or

·
any holder (other than an exchanging dealer) is not eligible to participate in the exchange offer or, in the case of any holder (other than an exchanging dealer) that participates in the exchange offer, such holder does not receive exchange notes that may be sold without restriction under state and federal securities laws and any such holder so requests in writing, within 6 months after the consummation of the exchange offer;

then we will take the following actions (the date on which any of the conditions described in the foregoing clauses occur, including in the case of the first, fourth and fifth clauses, the receipt of the required notice, being a trigger date), subject to certain exceptions:

·	file the shelf registration statement with the SEC as soon as practicable, but no later than 90 days after the time such obligation to file arises;

·
use our reasonable best efforts to cause the shelf registration statement to become or be declared effective under the Securities Act no later than 90 days after the date such shelf registration statement is filed; and

·
use our reasonable best efforts to keep the shelf registration statement effective for a period ending, on the earlier of the one-year anniversary of the date such shelf registration statement became or was declared effective or such time as all registrable securities covered by the shelf registration have been sold or there are no longer any registrable securities outstanding.

We will, in the event a shelf registration statement is filed, among other things:

·	provide to each holder for whom such shelf registration statement was filed copies of the prospectus which is a part of the shelf registration statement,

·	notify each such holder when the shelf registration statement has become effective, and

·	take certain other actions as are required to permit unrestricted resales of the outstanding notes or the exchange notes, as the case may be.

A holder selling such outstanding notes or exchange notes pursuant to the shelf registration statement generally

·	would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers,

·	will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales, and

·	will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

Upon notice to holders of the outstanding notes, we may suspend use of the prospectus included in any shelf registration statement in the event that and for a period of time (a “Blackout Period”) not to exceed an aggregate of 90 days in any 12-month period if we determine in good faith that (1) the disclosure of an event, occurrence or other item at such time could reasonably be expected to have a material adverse effect on their business, operations or prospects, or (2) the disclosure otherwise relates to a material business transaction which has not been publicly disclosed and that any such disclosure would jeopardize the success of the transaction or that disclosure of the transaction is prohibited pursuant to the terms thereof.

Liquidated damages shall accrue on the applicable outstanding notes and exchange notes, subject to certain exceptions,

·	if we fail to file an exchange offer registration statement with the SEC on or prior to the 180th day after the issue date of the outstanding notes,

·	if the exchange offer registration statement is not declared effective by the SEC on or prior to the 270th day after the issue date of the outstanding notes,

·	if the exchange offer is not consummated on or before the 60th day after the exchange offer registration statement is declared effective,

·
if obligated to file the shelf registration statement, we fail to file the shelf registration statement with the SEC on or prior to the 90th day after the date on which the obligation to file a shelf registration statement arises,

·
if obligated to file a shelf registration statement, the shelf registration statement is not declared effective on or prior to the 90th day after the date on which the shelf registration statement was filed, or

·
if a shelf registration statement is filed, as the case may be, and declared effective by the SEC but thereafter such registration statement is withdrawn by us (other than during a Blackout Period) or becomes subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act (unless a subsequent shelf registration statement is filed and declared effective within 45 days) (each such event, a registration default);

from and including the date on which any such registration default shall occur to but excluding the date on which all registration defaults have been cured.

Upon the occurrence of any registration default listed above, we shall pay, or cause to be paid, in addition to amounts otherwise due, as liquidated damages, to each Holder an amount per week per $1,000 principal amount of registrable securities equal to $0.05 for the first 90-day period immediately following the applicable registration, increasing by an additional $0.05 per week per $1,000 principal amount of registrable securities with respect to each subsequent 90-day period, up to a maximum amount of $0.20 per week per $1,000 principal amount of registrable securities.

Exchange Agent

You should direct all executed letters of transmittal to the exchange agent.  U.S. Bank National Association is the exchange agent for the exchange offer.  All executed letters of transmittal, questions, requests for assistance, requests for additional copies of the prospectus, a letter of transmittal or requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Registered or Certified Mail or Overnight Delivery: U.S. Bank National Association 60 Livingston Ave. St. Paul, Minnesota 55107 Attn: Specialized Finance	By Hand: U.S. Bank National Association 60 Livingston Avenue 1st Floor - Bond Drop Window St. Paul, MN 55107	By Facsimile Transmission: (For Eligible Institutions only) (651) 495-8158 Confirm by telephone: (800) 934-6802

General bondholder inquiry phone number: 1-800-934-6802.

Fees and Expenses

 We have not retained any dealer-manager in connection with the exchange offer and currently do not intend to make any payments to brokers, dealers or others to solicit acceptances of the exchange offer.  We will bear the expenses of soliciting outstanding notes for exchange.  The principal solicitation is being made by mail.  However, additional solicitations may be made in person or by telephone by our officers and employees.  We will, however, pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses incurred in connection with these services and pay other registration expenses, including fees and expenses of the trustee under the Indentures, filing fees and legal, accounting, printing and related fees and expenses.

Transfer Taxes

 If you tender outstanding notes for exchange, you will not be obligated to pay any transfer taxes.  However, if you instruct us to register exchange notes in the name of or request that your outstanding notes not tendered or not accepted in the exchange offer be returned to a person other than you, you will be responsible for the payment of any transfer tax owed.

Lost or Missing Certificates

 If a holder of outstanding notes desires to tender a outstanding note pursuant to the exchange offer, but the outstanding note has been mutilated, lost, stolen or destroyed, such holder should write to or telephone the trustee under the indenture at the address listed below, concerning the procedures for obtaining replacement certificates for such outstanding note, arranging for indemnification or any other matter that requires handling by such trustee.

Trustee:
U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107-2292
Attention: Corporate Trust Department
Telecopier:  (651) 495-8097
Telephone:  (651) 495-3909

MANAGEMENT

Executive Officers and Managers

PGP is our sole managing member. The following table sets forth the names and ages of the executive officers of the Company and PGC and of the managers of PGP.

Name	Age	Position

M. Brent Stevens	50	Chief Executive Officer of the Company and PGC and Chairman of the Board of Managers of PGP
Michael S. Luzich	57	President and Secretary of the Company and PGC and Manager of PGP
Jonathan C. Swain	46	Chief Operating Officer of the Company and PGC
Natalie A. Schramm	41	Chief Financial Officer of the Company and PGC
Terrance W. Oliver	61	Manager of PGP
Andrew Whittaker	49	Manager of PGP

Management Profiles

The following is a brief description of the business experience of each of the individuals listed in the preceding table. Presently, the Board of Managers is comprised of five managers; however, the fifth manager has not been appointed.

M. Brent Stevens. Mr. Stevens is our Chief Executive Officer and is the Chairman of the Board of Managers, which offices he has held since 1999. Mr. Stevens also serves as Chief Executive Officer of PGC, DJL, EVD, DJW, ABC and KSC. Since 1990, Mr. Stevens has been employed by Jefferies & Company, Inc., and presently is an Executive Vice President in the Investment Banking department.

Michael S. Luzich. Mr. Luzich is our President and Secretary and has been a manager of PGP since 1999. Mr. Luzich also serves as President and Secretary of PGC, DJL, EVD, DJW, ABC and KSC. Mr. Luzich is the founder and President of the Cambridge Investment Group, LLC, an investment and development company located in Las Vegas, Nevada. Prior to October 1995, Mr. Luzich was a founding partner and director of Fitzgeralds New York, Inc. and Fitzgeralds Arizona Management, Inc., which are development companies responsible for the Turning Stone Casino near Syracuse, New York for the Oneida Tribe and the Cliff Castle Casino near Sedona, Arizona for the Yavapai-Apachi Tribe, respectively.

Jonathan C. Swain. Mr. Swain was hired as Chief Operating Officer of PGL in July 2004. Mr. Swain also serves as Chief Operating Officer of PGC, DJL, EVD, DJW, ABC and KSC. Mr. Swain served from 2000 through July 2004 as Vice President and General Manager of Palace Station, Santa Fe Station and Sunset Station, three properties of Station Casinos Inc., a hotel and gaming company headquartered in Las Vegas, Nevada. In 1999 and 2000, Mr. Swain served as Vice President and General Manager of the Hard Rock Hotel and Casino in Las Vegas. From 1995 through 1999, Mr. Swain worked for the Aztar Resorts Inc., serving as the Corporate Vice President of Marketing and President of the Las Vegas Tropicana. Aztar Resorts, Inc. is a hotel and gaming company headquartered in Phoenix, Arizona. From 1993 to 1995, Mr. Swain served as Vice President of Marketing and as Executive Director of International Marketing with the Trump Taj Mahal in Atlantic City, New Jersey.

Natalie A. Schramm. Ms. Schramm is our Chief Financial Officer, which office she has held since 1999. Ms. Schramm also serves as Chief Financial Officer of PGC, DJL, EVD, DJW, ABC and KSC. Ms. Schramm served as General Manager of Diamond Jo Dubuque from January 1, 2003 to May 1, 2007.  Ms. Schramm joined our predecessor, Greater Dubuque Riverboat Entertainment Company, L.C., in November 1996. Prior to this she was employed by Aerie Hotels and Resorts in Illinois as Corporate Accounting Manager where she was responsible for the corporate accounting functions of a casino and several hotels. She is a graduate of the University of Iowa with a degree in Accounting and is a Certified Public Accountant.

Terrance W. Oliver. Mr. Oliver is a manager of PGP, which office he has held since 1999. From 1993 to 2009, Mr. Oliver served as a director of Mikohn Gaming Corporation/Progressive Gaming International Corp., a gaming equipment manufacturer that was headquartered in Las Vegas. Since 2004, Mr. Oliver has served as director and Chairman of the Board of Reno Lumber, a wholesale lumber company based in Sparks, Nevada.

Andrew Whittaker. Mr. Whittaker is a manager of PGP, which office he has held since 1999. Since 1990, Mr. Whittaker has been employed by Jefferies & Company, Inc., where he is presently a Vice Chairman.

PGP’s operating agreement provides that Mr. Stevens and Mr. Luzich, because of their controlling interests in PGP, have the power to elect a majority of our managers, appoint new management and approve any action requiring the approval of holders of our equity interests, including adopting amendments to our certificate of formation, approving mergers or sales of substantially all of our assets or changes to our capital structure.

Audit Committee

Terrance W. Oliver and Andrew Whittaker serve on PGP’s audit committee. The Board of Managers has determined that each of Messrs. Oliver and Whittaker is an “audit committee financial expert” as that term is used in Item 401(h)(2) of Regulation S-K adopted by the SEC. Although we are not a “listed issuer” within the meaning of Rule 10A-3 under the Exchange Act, the Board of Managers has determined that each of Messrs. Oliver and Whittaker would be considered an “independent” director within the meaning of the rules of the New York Stock Exchange for listed companies and within the meaning of Rule 10A-3 under the Exchange Act.

Code of Ethics

The Company has adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer or persons performing a similar function. A copy of our code of ethics may be obtained, free of charge, upon written request to our principal place of business.

COMPENSATION DISCUSSION AND ANALYSIS

 Overview

This compensation discussion and analysis describes the material elements of the compensation awarded to, earned by, or paid to our executive officers who are considered to be “named executive officers” during our last fiscal year.  Our named executive officers include our chief executive officer, chief financial officer, and our remaining two executive officers, other than the chief executive officer and chief financial officer, who were serving as executive officers at the end of 2010, whose names are set forth below in the table under “Executive Compensation — Summary Compensation Table.”

Compensation Objectives

Our compensation program is designed to attract and retain talented and dedicated executive officers, ensure executive compensation is aligned with our corporate strategies and business objectives, promote the achievement of key strategic and financial performance measures by linking short- and long-term cash and equity incentives to the achievement of measurable corporate and individual performance goals, and align executives’ incentives with the creation of equity-holder value.

To achieve these objectives, we have designed and implemented incentive compensation to primarily reward our executives for positive financial performance.

Overall, our aim is to offer our executives total compensation opportunities that represent compensatory levels similar to comparable companies and general market practices.

Processes and Procedures for Determining Compensation

PGP’s operating agreement has delegated certain powers traditionally vested in the Board of Managers to an executive committee consisting of the Chief Executive Officer and President and Secretary of PGP and the Company.  Among the powers and responsibilities delegated to the executive committee under the operating agreement is the authority, subject to the approval of the Board of Managers, to unanimously approve the engagement of all of our executive officers whose compensation exceeds $100,000 annually.  In the event that the executive committee is unable to reach a unanimous determination as to any such engagement within a reasonable period of time, the executive committee submits the prospective engagement to the independent managers of the Board of Managers, who then make a final determination.  The Chief Executive Officer determines changes to salary and bonus compensation of our executive officers.  The Company has no compensation committee.

The Board of Managers administers PGP’s 2004 Amended and Restated Incentive Unit Plan (the “2004 Plan”) and the PGP 2009 Profits Interest Plan (the “2009 Plan” and, together, with the 2004 Plan, the “Equity Plans”).  Awards under the Equity Plans are recommended by the Chief Executive Officer and considered by the Board of Managers.  Our Chief Executive Officer abstains from decisions made by the Board of Managers relating to his own compensation.

Compensation Components

We compensate our executives through a mix of base salary, cash bonus awards, and equity-based compensation rewards under the Equity Plans.

Base Salaries

Base salaries for our named executive officers are intended to be competitive with comparable companies. We establish base salaries for our executives based on the scope of their responsibilities, and take into account competitive market compensation paid by comparable companies for similar positions.  Our Chief Executive Officer evaluates executive performance and reaches base salary compensation decisions based upon a subjective and careful analysis of each executive’s specific contributions.  Our Chief Executive Officer takes into consideration the level of responsibility and experience of each named executive officer and the knowledge and skill required to perform such executive’s job requirements.

In the case of certain named executive officers, base salaries were initially set in employment agreements, which typically provide for a minimum increase in base salary each year.  See “Executive Compensation — Employment and Consulting Agreements.”  Neither Mr. Stevens, our Chief Executive Officer, nor Mr. Luzich, our President and Secretary, receives compensation in the form of a base salary.  Each year, based on each individual’s performance and contribution and other factors described above, our Chief Executive Officer reviews and, if appropriate, adjusts salary levels for each of our other named executive officers within the parameters of such officer’s employment agreement.

Cash Bonuses

Cash bonuses for our named executive officers are intended to be competitive with comparable companies.  Our named executive officers can earn additional cash incentive compensation each year to provide annual incentive for excellence in business and individual performance.  Our cash bonuses, as opposed to our equity grants, are designed to more immediately reward our executive officers for their performance during the most recent year and are intended to reward the achievement of annual corporate financial and individual performance goals. We believe the immediacy of these cash bonuses, in contrast to our equity grants which vest over a period of time, provides a significant incentive to our executives towards achieving their respective individual objectives.  We believe our cash bonuses are an important motivating factor to our executive officers, in addition to being a significant factor in attracting and retaining certain of our executive officers.  After reviewing individual performances and industry peers, the Chief Executive Officer determines bonuses and other incentive awards on a fully discretionary basis.  In those cases where a named executive officer has an employment agreement, provision for the payment of a cash bonus is made on terms consistent with our general cash bonus policy.  Cash bonuses, if any, to be paid to Messrs. Stevens and Luzich are considered and approved by the Board of Managers.  During the fiscal year ended December 31, 2010, neither Messrs. Stevens nor Luzich received compensation in the form of a cash bonus.

Equity-Based Compensation

We believe that positive long-term Company performance is best achieved through an ownership culture that provides incentive to our executive officers through the use of equity compensation.  PGP adopted the Equity Plans to provide for the grant of profits interests to certain employees, including our named executive officers.  The Equity Plans were adopted to, among other things: (i) align compensation rewards with operating results and equity-holder value; (ii) attract and retain qualified individuals; (iii) motivate participants to achieve long-range goals; (iv) provide competitive compensation opportunities; and (v) provide a higher return on equity by focusing award participation on those individuals with a demonstrated capacity to increase growth in equity value.  We believe that this strategy is consistent with our business goals, including equity-holder return, employee retention, and revenue and segment operating earnings growth.

    The Board of Managers, with the consultation and advice of the Chief Executive Officer, selects the recipients and sets the terms of profits interests granted under the Equity Plans.  Generally, profits interests granted under the Equity Plans will be subject to terms and conditions customary for such plans, which may include vesting requirements, transfer restrictions, satisfaction of budget-related performance criteria and similar conditions and qualifications, in each case, as approved by PGP’s Board of Managers or a subcommittee thereof.  Holders of profits interests issued under the Equity Plans are entitled to receive distributions from operating profits on a pro rata basis with holders of common units of PGP (but only to the extent of profits allocated to holders of profits interests after the date of grant), and distributions on liquidation only to the extent of their pro rata share of any undistributed operating profits allocated to holders of profits interests and any further appreciation in the fair market value of PGP after the date of grant.  Under the terms of the 2004 Plan and the 2009 Plan, PGP may grant profits interests from time to time representing up to 15.5% and 10%, respectively, of its outstanding capital interests on a fully diluted basis. As of December 31, 2010, PGP has granted profits interests representing approximately 15.5% of its outstanding capital interests under the 2004 Plan and approximately 4.5% under the 2009 Plan. The number of profits interests that are reserved for future issuance under the 2009 Plan is 72,649.05.  No additional profits interests have been reserved for future issuance under the 2004 Plan.

In determining the size of equity grants to our executive officers, our Board of Managers considers our company-level performance, the applicable executive officer’s performance, comparative equity ownership of our competitors and peer group, the amount of equity previously awarded to the applicable executive officer, the vesting of such awards and the recommendations of management and any other consultants or advisors that our Board of Managers may choose to consult.  We currently do not have any formal plan requiring us to grant, or not to grant, equity compensation on specified dates.  We do not have any equity ownership guidelines for our executive officers.

Benefits and other Compensation

We maintain broad-based benefits that are provided to all employees, including health and dental insurance, life and disability insurance, and a 401(k) plan.  These benefits are designed to be competitive to attract and retain qualified employees.  Certain of these benefits require the employee to pay a premium, with the Company paying the remainder of the premiums.  These benefits are offered on the same basis to all employees, except that the Company maintains $1 million life insurance policies for each of our Chief Financial Officer and our Chief Operating Officer, the beneficiary of which is named by the Chief Financial Officer and Chief Operating Officer, respectively.  We also provide supplemental health insurance for certain of our named executive officers that provides for payment of up to $10,000 per claim and $100,000 in the aggregate per participant annually for out-of-pocket expenses and deductible costs.  In addition, we offer a deferred compensation plan to certain senior level positions including our Chief Operating Officer and our Chief Financial Officer.

Our 401(k) retirement plan is available to all eligible employees.  Company matching contributions to the 401(k) plan are made at the discretion of the Board of Managers.  In 2010, 2009 and 2008, the Company matched elective employee-participant contributions of our participating employees, including our named executive officers, on a basis of 50% of the employee’s contribution up to 8% of their compensation, subject to federal limits.  Certain employees, including the named executive officers, are eligible to receive an automobile allowance and membership fees to clubs and associations paid by us.  In addition, we provide a deferred compensation plan under which eligible employees may defer compensation and with respect to which we match 100% of any deferred compensation up to the first five percent of the employee’s total compensation.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our named executive officers for services rendered in all capacities to PGL, DJL, DJW, EVD, ABC and KSC, as applicable, during 2010, 2009 and 2008 and allocable to the Company.  None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.  Earnings on deferred compensation are not reflected in the other compensation column because the return on earnings is calculated in the same manner and at the same rate as earnings on externally managed publicly available mutual funds.  See “Executive Compensation — Non-qualified Deferred Compensation.”

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Stock Awards ($) (2)	All Other Compensation ($)		Total ($)
M. Brent Stevens	2010	—	—	—	396,473	(3)	396,473
Chief Executive Officer	2009	—	—	—	259,900	(3)	259,900
	2008	—	—	—	243,754	(3)	243,754

Natalie A. Schramm	2010	331,784	250,000	—	63,267	(4)	645,051
Chief Financial Officer	2009	316,316	200,000	(482,554)	55,126		88,888
	2008	310,352	250,000	(1,311,757)	57,425		(693,980)

Michael S. Luzich	2010	—	—	—	2,012,708	(5)	2,012,708
President and Secretary	2009	—	—	—	1,746,370	(5)	1,746,370
	2008	—	—	—	1,788,617	(5)	1,788,617

Jonathan C. Swain	2010	548,526	550,000	—	120,253	(6)	1,218,779
Chief Operating Officer	2009	522,953	225,000	(1,930,215)	138,119		(1,044,143)
	2008	514,228	550,000	(5,247,026)	139,632		(4,043,166)
_______________

(1)	Bonus amounts reflect compensation in the fiscal year earned regardless of the year in which paid.

(2)
Amounts in this column reflect the dollar amount of profits interests awards recognized for financial statement reporting purposes for the fiscal years ended December 31, 2010, 2009 and 2008 in accordance with the Financial Accounting Standards Board standard on the measurement of compensation expense under equity based awards.  Assumptions used in the calculation of these amounts are included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” included elsewhere in this Form 10-K.

(3)
Mr. Stevens did not receive a cash salary or bonus from the Company in 2010, 2009 or 2008. All Other Compensation represents compensation from PGP in respect of services allocable to the Company.  In addition to the above compensation, Mr. Stevens also receives annual board fees for serving on the Board of Managers of PGP, which fees are allocated between PGP and the Company.  See “Manager Compensation – Manager Compensation Table.”

(4)
In 2010, Ms. Schramm received $1,157 in premiums paid on life insurance, $8,462 in automobile allowance, $9,128 in membership fees of clubs and associations, $9,967 in supplemental health insurance reimbursements, $7,964 in matching contributions to our 401(k) plan, and $26,589 in matching contributions to our deferred compensation plan.

(5)
Mr. Luzich did not receive a cash salary or bonus from the Company in 2010, 2009 or 2008. All Other Compensation represents fees earned pursuant to a consulting agreement with PGP and EVD. See “Executive Compensation — Employment and Consulting Agreements.”  In addition to the above compensation, Mr. Luzich also receives annual board fees for serving on the Board of Managers of PGP, which fees are allocated between PGP and the Company.  See “Manager Compensation – Manager Compensation Table.”

(6)
In 2010, Mr. Swain received $1,736 in premiums paid on life insurance, $54,795 in housing allowance, $8,462 in automobile allowance, $5,239 in membership fees of clubs and associations, $3,416 in supplemental health insurance reimbursements, $7,929 in matching contributions to our 401(k) plan, and $38,676 in matching contributions to our deferred compensation plan.

Grants of Plan-Based Awards

PGP did not make any grants or redeem any profit interests under the Equity Plans in 2010.

  Redemption of Plan-Based Awards

PGP did not redeem any profit interests under the Equity Plans in 2010.

Outstanding Equity Awards At Fiscal Year-End

The following table sets forth information regarding the total number of equity awards that have not vested (consisting solely of awards under the 2004 Plan) that are held by our named executive officers as of December 31, 2010 and the market value of such units.

Name	Number of Units That Have Not Vested (#)		Market Value of Units That Have Not Vested ($) (1)
M. Brent Stevens	—		—

Natalie A. Schramm	3,319	(2)	341,177

Michael S. Luzich	—		—

Jonathan C. Swain	13,275	(2)	1,364,710

_______________

(1)     As there is no trading market for these units, the amounts in this column represent estimated intrinsic value of the profits interest units at December 31, 2010.

(2)     Units vest upon a change of control or recapitalization of the Company.

At a meeting of the Board of Managers of PGP held on September 12, 2005, PGP granted awards of profits interests under the 2004 Plan to certain executive officers of the Company and its subsidiaries aggregating 5.0% of the outstanding capital interests of PGP, of which 4% was awarded to Mr. Swain and 1.0% was awarded to Ms. Schramm, in each case subject to certain anti-dilution provisions which are designed to preserve the percentage of profits interest originally granted.

Under the terms of the awards granted on September 12, 2005, 20% of the profits interests vest on each of the first and second anniversaries of the grant date and an additional 40% vest on the third anniversary, provided that in each of those preceding years the Company and its subsidiaries achieves certain target consolidated segment operating earnings set forth in the Company’s annual budget. Such consolidated segment operating earnings targets were met in each of the three years. Upon a change of control or recapitalization, the remaining 20% of the profits interests granted and any remaining unvested interests vest immediately.  If the employee is terminated without cause, the profits interests vest immediately.  All profits interests that do not vest in accordance with their terms shall be forfeited and cancelled.

 On November 6, 2009, PGP approved grants of profits interests under the 2009 Plan to certain executive officers of the Company and its subsidiaries aggregating 4.5% of the outstanding capital interests of PGP, of which 3.6% were awarded to Mr. Swain and 0.9% was awarded to Ms. Schramm, in each case subject to certain anti-dilution provisions which are designed to preserve the percentage of profits interest originally granted.  The profit interests granted pursuant to such awards were fully vested at the time of grant, and the value of the profits interests granted pursuant to such awards is limited to the future appreciation in value, if any, of PGP’s common membership interests from the date of grant of such profits interests.

Equity Vested

 There were no profit interests under the Equity Plans that vested in 2010.

Pension Benefits

None of our named executive officers participate in qualified or non-qualified defined benefit pension plans sponsored by us.  Our Board of Managers may elect to adopt qualified or non-qualified defined benefit plans in the future if it determines that doing so is in our best interests.

Non-qualified Deferred Compensation Plan

The following table sets forth information as of December 31, 2010, with respect to each of our named executive officers under the deferred compensation plan that provides for the deferral of compensation on a basis that is not tax-qualified.  In addition, the table shows contributions made under the deferred compensation plan by the named executive officers and the Company in 2010 together with fiscal year end balances.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($) (1)	Aggregate Earnings in Last Fiscal Year ($) (2)	Aggregate Balance at Last Fiscal Year End ($)(3)
M. Brent Stevens	—	—	—	—

Natalie A. Schramm	26,589	26,589	32,872	302,399

Michael S. Luzich	—	—	—	—

Jonathan C. Swain	38,676	38,676	23,217	459,267
 ______________

(1)	Contributions are included in the “All Other Compensation” column of the Summary Compensation Table.

(2)	No amounts shown in the "Aggregate Earnings in Last Fiscal Year" column are reported as compensation in the Summary Compensation Table.

(3)
Amounts shown represent all amounts due under the deferred compensation plan. At December 31, 2010, Mr. Swain's and Ms. Schramm’s entire aggregate balances under the deferred compensation plan were fully vested.

The Peninsula Gaming, LLC - Executive Nonqualified Excess Plan, referred to as the deferred compensation plan, is a non-qualified deferred compensation plan that allows eligible executives, including certain named executive officers, and other key-employees to defer up to 20% of their base salary and up to 80% of their cash bonus compensation.  Under the deferred compensation plan, we match 100% of any deferred compensation up to the first five percent of the employee’s total compensation deferred.  The deferred compensation plan is not intended to provide for the payment of above-market or preferential earnings on compensation deferred under the plan.  Earnings on deferred compensation are calculated in the same manner and at the same rate as earnings on certain externally managed publicly available mutual funds. Employee deferrals are deemed to be invested in these funds in accordance with the applicable employee’s election.  Employees under the deferred compensation plan do not actually own any share of the investment options he or she elects.

All employee contributions to the deferred compensation plan are fully vested at the time of deferral.  All Company match contributions vest over a three year period commencing on the employee’s first day of employment.  In addition, all balances under the deferred compensation plan will become fully vested upon the employee’s death, disability or reaching normal retirement age or upon a change of control of the Company.  Qualifying distribution events under the plan include, but are not limited to, the applicable employee’s separation from service, disability or death, change in control of the Company and hardship withdrawals.

Employment and Consulting Agreements

Michael S. Luzich

Mr. Luzich is party to a consulting agreement with PGP and EVD pursuant to which he is entitled to receive compensation in an aggregate annual amount equal to (a) 2.5% of EVD’s, DJW’s and ABC’s Adjusted EBITDA plus (b) 2.5% of the Adjusted EBITDA of any future gaming operations acquired, directly or indirectly, by PGP.  The consulting agreement has a one-year term and, subject to the occurrence of various termination events, is renewable automatically for successive one-year terms.  Under this agreement, Mr. Luzich is also entitled to reimbursement of reasonable business expenses as approved by the Board of Managers.

Jonathan C. Swain

In September 2007, Mr. Swain entered into an amended and restated employment agreement with PGL to serve as Chief Operating Officer.  Under the terms of his employment agreement, Mr. Swain is entitled to receive from PGL a base annual salary of $440,000, to be adjusted upward annually on January 1 of each year of the term of the agreement by not less than 5% of prior year’s compensation.  In addition to the base salary, Mr. Swain is entitled to receive an annual cash bonus payable by PGL based on his performance during the previous fiscal year determined on a basis consistent with bonuses paid to similarly situated executive officers of PGL, but not less than $100,000.  Mr. Swain has also been granted profits interest under the 2004 Plan aggregating 6% of the outstanding capital interests of PGP, of which 5.2% are vested with the remaining 0.8% vesting upon the occurrence of a change of control or recapitalization of PGP.  In November 2009, 46,434.36 of these profits interests were redeemed by PGP and an equivalent amount were granted under the 2009 Plan.  In November 2009, Mr. Swain entered into an agreement with the Company to amend his existing employment agreement to extend its term of employment to July 13, 2013, with automatic renewals for successive one-year terms unless earlier terminated by either of the parties to such agreement.  Except in the case of a termination of employment upon death, disability or a change of control or a termination by the Company without “cause”, the amendment also eliminates any requirement of the Company to purchase, at the request of Mr. Swain, his membership interests, including in the event he is terminated for “cause” or voluntarily terminates his employment prior to a change in control.  In addition to his severance pay, the amendment also provides for the prompt repurchase of any profits interests granted to him, whether vested or unvested, upon his termination by the Company other than for “cause” at the fair market value of such profits interests.  The amendment also amends the definition of “change of control” and provides for the payment to Mr. Swain of an amount equal to 24 months’ pay (based on then current annual base salary and the average bonuses received in the two preceding calendar years) upon the occurrence of a change of control.  For more information relating to payment obligations of the Company upon termination of Mr. Swain’s employment, see “Executive Compensation – Potential Payments Upon Termination or Change of Control”.  Mr. Swain’s 2011 salary was set at $576,555.

Natalie A. Schramm

In September 2007, Ms. Schramm entered into an amended and restated employment agreement with PGL to serve as Chief Financial Officer.  Under the terms of her employment agreement, Ms. Schramm is entitled to receive from PGL a base annual salary of $253,755, to be adjusted upward annually on January 1 of each year of the term of the agreement by not less than 5% of prior year’s compensation.  In addition to the base salary, Ms. Schramm is entitled to receive an annual cash bonus payable by PGL based on her performance during the previous fiscal year determined on a basis consistent with bonuses paid to similarly situated executive officers of PGL.  Ms. Schramm has also been granted profits interest under the 2004 Plan aggregating 1.5% of the outstanding capital interests of PGP, of which 1.3% are vested with the remaining 0.2% vesting upon the occurrence of a change of control or recapitalization of PGP.  In November 2009, 11,608.59 of these profits interests were redeemed by PGP and an equivalent amount were granted under the 2009 Plan.  In November 2009, Ms. Schramm entered into an agreement with the Company to amend her existing employment agreement to extend its term of employment to June 30, 2013, with automatic renewals for successive one-year terms unless earlier terminated by either of the parties to such agreement.  Except in the case of a termination of employment upon death, disability or a change of control or a termination by the Company without “cause”, the amendment also eliminates any requirement of the Company to purchase, at the request of Ms. Schramm, her membership interests, including in the event she is terminated for “cause” or voluntarily terminates her employment prior to a change in control.  In addition to her severance pay, the amendment also provides for the prompt repurchase of any profits interests granted to her, whether vested or unvested, upon her termination by the Company other than for “cause” at the fair market value of such profits interests.  The amendment also amends the definition of “change of control” and provides for the payment to Ms. Schramm of an amount equal to 24 months’ pay (based on then current annual base salary and the average bonuses received in the two preceding calendar years) upon the occurrence of a change of control. For more information relating to payment obligations of the Company upon termination of Ms. Schramm’s employment, see “Executive Compensation – Potential Payments Upon Termination or Change of Control”.  Ms. Schramm’s 2011 salary was set at $348,739.

Potential Payments Upon Termination or Change of Control

Michael S. Luzich

Mr. Luzich's consulting agreement does not provide for payments upon termination of service or a change of control of the Company.

Jonathan C. Swain and Natalie A. Schramm

In the event a change of control, as defined in the agreements, is consummated at any time during the term of such executive officer’s employment agreement term, such individual is entitled to receive an amount equal to 24 months’ pay based on the annual compensation provided, including all benefits accrued and the average of the bonuses received in the two calendar years immediately preceding the calendar year in which the change of control occurs.  If a change of control would have occurred on December 31, 2010, Mr. Swain and Ms. Schramm would be entitled to $2,106,175 and $1,196,487, respectively, under the change of control section of their agreements.  If such officer is terminated for any reason other than for cause or such officer voluntarily terminates his or her employment, such officer is entitled to receive as severance pay the greater of (a) the balance of base compensation due to such officer for the remainder of the term or (b) 12 months’ base compensation and a prorated share of the cash bonus to which such officer would have been entitled to had such officer’s employment continued through the end of the current calendar year.  Upon termination of such officer’s employment upon death, disability or without “cause” or upon the occurrence of a change of control or recapitalization of PGP, such officer is entitled at such officer’s option to cause PGP to redeem all vested membership interests granted to such officer under the Equity Plans for cash at the fair market value at the time of the termination of employment or a change of control or recapitalization, as applicable.

Manager Compensation

Manager Compensation Table

The following table sets forth a summary of the compensation we paid to our Managers in 2010:

Name	Fees Earned or Paid in Cash	Total
M. Brent Stevens	$78,750	$78,750

Michael S. Luzich	3,750	3,750

Terrance W. Oliver	20,625	20,625

Andrew Whittaker	3,750	3,750

All managers serving on the Board of Managers receive annual board fees for serving on the Board of Managers of PGP, which fees are allocated between PGP and the Company (of which the portion allocated to the Company is reflected in the table above), and are reimbursed for their travel and out-of-pocket expenses related to their attendance at Board of Managers meetings.  The Audit Committee of the Board of Managers consists of Messrs. Oliver and Whittaker, neither of whom receive additional fees for service on such committee.

Compensation Committee Interlocks and Insider Participation

We have no standing compensation committee.  All compensation decisions are made by either the Chief Executive Officer, or in the case of compensation of our Chief Executive Officer, the Board of Managers.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Managing Member Indemnification

Under our operating agreement and the operating agreement of PGP, we and PGP have agreed, subject to few exceptions, to indemnify and hold harmless PGP and the members of PGP, as the case may be, from liabilities incurred as a result of their positions as our sole manager and as members of PGP.

Operating Agreement of PGP

In accordance with PGP’s operating agreement, the Board of Managers is composed of five individuals, two of whom must be independent managers. At any time that M. Brent Stevens, together with any entity controlled by Mr. Stevens, beneficially holds at least 5% of the voting common membership interests of PGP, Mr. Stevens is entitled to designate three of PGP’s managers, including one of the two independent managers. The two independent managers are required to serve as members of the independent committee. At any time that Michael Luzich, together with any entity controlled by Mr. Luzich, beneficially holds at least 5% of the voting common membership interests of PGP, Mr. Luzich is entitled to designate two of PGP’s managers, including the other independent manager.

Presently, the Board of Managers is composed of four managers. If not appointed earlier, a fifth manager may be appointed by Mr. Stevens at a future meeting of managers. A manager may resign at any time, and the member who designates a manager may remove or replace that manager from the Board of Managers at any time.

Pursuant to PGP’s operating agreement, an executive committee consisting of Messrs. Luzich and Stevens manages our business and affairs. The executive committee meets weekly or as otherwise agreed upon between Messrs. Luzich and Stevens. Other than with respect to any officers whose responsibilities include any project or real estate development, all executive officers of PGP and its subsidiaries are required to report to the Chief Executive Officer of PGP. The executive committee shall, subject to the approval of the Board of Managers, unanimously approve the engagement of all of our executive officers (whose compensation exceeds $100,000 annually), attorneys and accountants. In the event that the executive committee is unable to reach a unanimous determination as to any such engagement within a reasonable period of time, the executive committee shall submit the prospective engagement to the independent managers of the Board of Managers, whose determination shall be final.

The operating agreement of PGP also provides that profits interests of PGP may be issued from time to time under the 2004 Plan and the 2009 Plan in accordance with the terms and provisions of such plans.  See “Compensation Discussion and Analysis—Compensation Components” and “—Executive Compensation” for more information on grants of profits interests under such plans.  In consideration for their execution of personal guarantees to provide credit support for EVD’s credit facilities, each of Messrs. Luzich and Stevens were granted, separately from the grants under the 2004 Plan and the 2009 Plan, profits interests of 1.5% of PGP’s fully diluted membership interests by PGP’s board of managers. Messrs. Stevens and Luzich are entitled to receive distributions on liquidation in respect of such profits interests only to the extent of any appreciation in the fair market value of PGP interests since the date of grant of such profits interests.

The Board of Managers approved an additional amendment to its operating agreement on September 12, 2005, to increase the percentage of profits interests issuable under the 2004 Plan to 15.5% of PGP’s outstanding capital interests.

On November 6, 2009, the Board of Managers approved an amendment to PGP’s operating agreement to provide, among other things, for issuances of profits interests under the 2009 Plan.

Management Services Agreement — DJL, OEDA, and EVD

DJL and OED Acquisition, LLC, a Delaware limited liability company (“OEDA”) (together, the “Operators”) manage and operate EVD’s racino and OTBs pursuant to a management services agreement. Although the Operators may obtain services from affiliates to the extent necessary to perform their obligations, the Operators are fully responsible for all obligations under the agreement. Fees under the management services agreement are shared between DJL and OEDA, with DJL receiving 75% and OEDA receiving 25% of such fees.

Pursuant to the terms of the management services agreement, the Operators are entitled to receive in the aggregate a basic management fee equal to 1.75% of net revenue (less net food and beverage revenue) and an incentive fee equal to:

·           3.0% of the first $25.0 million of EBITDA (as defined below);

·           4.0% of the amount in excess of $25.0 million but less than $30.0 million of EBITDA; and

·           5.0% of the amount in excess of $30.0 million of EBITDA.

Under the management services agreement, “EBITDA” is defined as earnings before interest, income taxes, depreciation and amortization. In calculating earnings, the basic management fee, the incentive fee and reimbursables payable under the management services agreement are excluded.  During 2010, 2009 and 2008, EVD expensed affiliate management fees payable to OEDA of $0.7 million, $0.7 million and $0.9 million, respectively, related to this agreement.

The Board of Managers of the Company unanimously approved the entry into the management services agreement by DJL, OEDA and EVD.  The Board of Managers considered whether the terms and conditions of the management services agreement were on terms no less favorable than those that could be obtained on an arms’-length basis from independent third parties.

Management Services Agreement — DJW and PGP

In 2005, DJW entered into a management services agreement (“MSA”) with PGP. Pursuant to the terms of that agreement, PGP designed, developed, constructed, manages and operates the new casino in Worth County, Iowa and provided certain pre-opening services in connection therewith. Commencing in April 2006 (commencement of operations at the new casino), PGP is entitled to receive a basic management fee equal to 1.75% of net revenue (less net food and beverage revenue) and an incentive fee equal to:

·           3.0% of the first $25.0 million of EBITDA (as defined below);

·           4.0% of EBITDA in excess of $25.0 million but less than $30.0 million of EBITDA; and

·           5.0% of EBITDA in excess of $30.0 million.

“EBITDA” is defined in the management services agreement as earnings before interest, income taxes, depreciation and amortization; provided, however, that in calculating earnings, the basic management fee, the incentive fee payable under the management services agreement shall not be deducted. The management services agreement will terminate on the later of (i) April 2014 or (ii) the date of sale by PGP of its beneficial ownership of the DJW’s membership interests. During 2010, 2009 and 2008, the Company expensed affiliate management fees of $2.6 million, $2.5 million and $2.4 million, respectively, related to this agreement.

The Board of Managers of the Company unanimously approved the entry into the management services agreement by DJW.  The Board of Managers considered whether the terms and conditions of the management services agreement were on terms no less favorable than those that could be obtained on an arms’-length basis from independent third parties.

Consulting Agreement – EVD and PGP

As described in “Employment and Consulting Agreements – Michael S. Luzich,” Mr. Luzich’s consulting agreement provides for compensation in an amount equal to 2.5% of the Adjusted EBITDA of our EVD, DJW, and ABC operating subsidiaries.  EVD expensed $0.7 million, $0.9 million and $1.0 million of affiliate management fees in 2010, 2009 and 2008, respectively, related to this agreement.  DJW expensed $0.9 million, $0.8 million and $0.8 million of affiliate management fees in 2010, 2009 and 2008, respectively, related to this agreement.  ABC expensed $0.4 million and less than $0.1 million of affiliate management fees in 2010 and 2009, respectively, related to this agreement.

    The Board of Managers of the Company unanimously approved the entry into the consulting agreement by EVD and PGP.  The Board of Managers considered whether the terms and conditions of the consulting agreement were on terms no less favorable than those that could be obtained on an arms’-length basis from independent third parties.

DESCRIPTION OF CERTAIN INDEBTEDNESS

PGL Credit Facility

The PGL Credit Facility consists of a revolving credit facility which permits the Borrowers to request advances and letters of credit up to the lesser of the maximum revolver amount of $50.0 million, after giving effect to the Second Amendment described below, (less amounts outstanding under letters of credit) and a specified borrowing base (the “Borrowing Base”). The Borrowing Base is the lesser of the consolidated EBITDA (as defined in the PGL Credit Facility) of the Borrowers for the 12 months immediately preceding the current month end multiplied by 150% and the consolidated EBITDA of the Borrowers for the most recent quarterly period computed on an annualized basis multiplied by 150%. The Borrowing Base was greater than the maximum revolver amount of $58.5 million as of December 31, 2010. The borrowings under the PGL Credit Facility bear interest at a rate equal to the Wells Fargo prime rate plus a margin of 2.5% with a floor of 6%.

On January 31, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed a Consent agreement that permitted KSC to join the PGL Credit Facility as a Borrower.

On February 2, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed the Second Amendment to Amended and Restated Loan and Security Agreement (the “Second Amendment”) which, among other things, (i) permits the issuance of up to $80.0 million in aggregate principal amount of additional PGL Secured Notes, (ii) provides for a reduction in the maximum revolver amount under the facility from $58.5 million to $50.0 million, (iii) extends the maturity date of the facility from January 15, 2014 to January 15, 2015 and (iv) permits certain capital expenditures in connection with the development of the Kansas Star.

On May 11, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed the Third Amendment to Amended and Restated Loan and Security Agreement which increased the limit on issued and outstanding letters of credit allowed under the PGL Credit Facility from $10.0 million to $25.0 million.

 The Borrowers are jointly and severally liable under the PGL Credit Facility, and borrowings are collateralized by substantially all of the assets of the Borrowers.

 The PGL Credit Facility contains a number of restrictive covenants, including covenants that limit the Borrowers’ ability to, among other things: (1) incur more debt; (2) create liens; (3) enter into any merger, consolidation, reorganization, or recapitalization, or reclassify its capital stock; (4) dispose of certain assets; (5) guarantee the debt of others; (6) pay dividends or make other distributions to PGP; (7) make investments; and (8) enter into transactions with affiliates. The PGL Credit Facility also contains financial covenants, including minimum consolidated EBITDA requirements and limitations on capital expenditures.

As of March 31, 2011, the Company had no outstanding advances under the PGL Credit Facility. In addition, as of March 31, 2011, the Company had outstanding letters of credit under the PGL Credit Facility of $1.7 million resulting in available borrowings thereunder of $48.3 million.

Term Loan

On May 1, 2008, PGL, DJL and EVD (collectively, the “FF&E Borrowers”) entered into a Loan and Security Agreement (“Term Loan”) with American Trust & Savings Bank.  Proceeds from the Term Loan were used to finance the purchase of certain furniture, fixtures and equipment related to DJL’s casino development in 2008. Commencing on January 1, 2009 and continuing through December 1, 2013, the FF&E Borrowers shall pay principal plus accrued interest in equal monthly installments. Interest on the Term Loan accrues at a rate of 6.5% per annum.  As of March 31, 2011, DJL had outstanding advances of $4.8 million under the Term Loan.

FF&E Loan

On June 2, 2011, KSC and PGL entered into a Loan and Security Agreement with American Trust & Savings Bank to finance the purchase of furniture, fixtures, and equipment for the Kansas Star in an amount of up to $14 million.

DESCRIPTION OF SECURED NOTES

General

           The terms of the secured outstanding notes and the secured exchange notes are identical, both of which are governed by the Indenture (defined below).

The secured exchange notes offered hereby, which we refer to in this “Description of Secured Notes” as the “Additional Notes,” constitute an additional issuance by the Issuers (as defined below) of 8 ⅜% Senior Secured Notes due 2015 pursuant to the indenture (the “Indenture”), dated as of August 6, 2009, among the Issuers, the Subsidiary Guarantors (as defined below) and U.S. Bank National Association, as trustee (the “Trustee”), under which the Issuers’ existing $240,000,000 in aggregate principal amount of 8 ⅜% Senior Secured Notes due 2015, which we refer to in this “Description of Secured Notes” as the “Outstanding Notes,” were previously issued. The Additional Notes will form a single series of debt with, and vote on any matter submitted to noteholders with, the Outstanding Notes. When we refer to the “Notes” in this “Description of Secured Notes,” we are referring to the Additional Notes together with the Outstanding Notes and any further additional notes referred to below under “Principal, Maturity and Interest,” unless the context otherwise requires.

The terms of the Additional Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Additional Notes are subject to all such terms, and the Holders are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture, the Security Documents (defined below)and the Intercreditor Agreement (defined below)  does not purport to be complete and is qualified in its entirety by reference to the Indenture, the Security Documents and the Intercreditor Agreement , respectively, including the definitions therein of certain terms used below. Copies of the forms of Indenture, the Security Documents, the Intercreditor Agreement  are available from the Issuers upon request as described below under the section of this offering circular entitled “Available Information and Incorporation by Reference.” You can find the definitions of certain terms used in this “Description of Secured Notes” under “Certain Definitions” and throughout this “Description of Secured Notes.”

The Additional Notes will be senior secured obligations of the Issuers and will rank senior in right of payment to all existing and future subordinated Indebtedness of the Issuers and pari passu in right of payment with all existing and future senior Indebtedness of the Issuers. The Additional Notes will be irrevocably and unconditionally guaranteed, jointly and severally, by the Subsidiary Guarantors on a senior secured basis, as described below under “Subsidiary Guarantors,” and the Additional Notes and the Subsidiary Guarantees will be secured by a security interest in substantially all of our and the Subsidiary Guarantors’ current and future assets, other than the Excluded Assets, as described below under “Security.”

The PGL Credit Facility is also secured by a security interest in substantially all of our and the Subsidiary Guarantors’ current and future assets (including the Collateral that will secure the Additional Notes and the Subsidiary Guarantees), other than certain excluded assets. The collateral securing the PGL Credit Facility includes some assets that are not part of the Collateral that will secure the Additional Notes. See “PGL Credit Facility” below. The lenders under the PGL Credit Facility, the Trustee and the Issuers and the Subsidiary Guarantors party to the PGL Credit Facility have entered into the Intercreditor Agreement, dated as of August 6, 2009, as described below under “Intercreditor Agreement,” setting forth their respective rights and obligations with respect to the Collateral. Pursuant to the Intercreditor Agreement, the Lien on the collateral securing the PGL Credit Facility will be senior to the Lien on the Collateral securing the Additional Notes and the Subsidiary Guarantees.

Under certain circumstances, the Issuers may designate certain Subsidiaries formed or acquired after the date of issuance of the Additional Notes as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture. As of the date of issuance of the Additional Notes, none of our subsidiaries is an Unrestricted Subsidiary.

The Additional Notes will be issued in registered form, without coupons, and in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Issuers

As used in this “Description of Secured Notes,” all references to the “Issuers,” “we,” “our” or “us” mean Peninsula Gaming, LLC (the “Company”) and Peninsula Gaming Corp. (“Capital Corp.”) and their respective successors in accordance with the terms of the Indenture, and not any of their respective subsidiaries.

Capital Corp. is a wholly owned subsidiary of the Company that serves as a co-issuer of the Additional Notes in order to facilitate the offering of the Additional Notes. Capital Corp. does not and will not have any operations, assets or revenues. As a result, prospective investors should not expect Capital Corp. to participate in servicing the principal, interest, liquidated damages, if any, premium or any other payment obligations on the Notes. See “Certain Covenants—Restrictions on Activities of Capital Corp.”

Principal, Maturity and Interest

We previously issued $240,000,000 in aggregate principal amount of the Outstanding Notes. On February 9, 2011, we issued additional notes in an aggregate principal amount of $80,000,000 for which we are issuing Additional Notes in exchange therefor. In addition, the Indenture provides that, subject to the covenant in the Indenture described under “Certain Covenants—Limitation on Incurrence of Indebtedness,”  further additional notes may be issued thereunder from time to time, without the consent of the Holders of the Outstanding Notes or the Additional Notes, in an aggregate principal amount (immediately after giving effect to the incurrence of such further additional notes and the application of the proceeds therefrom) not to exceed the Additional Notes Cap; provided that the foregoing limitation will not apply to an issuance of the Additional Notes or further additional notes pursuant to clause (i) of the second paragraph of the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness.” The terms of the Outstanding Notes, the Additional Notes and the terms of any further additional notes that may be subsequently issued under the Indenture will be substantially identical other than the issuance dates and the dates from which interest will accrue and, prior to their exchange, if any, for publicly registered exchange notes, the CUSIP number and benefits of a registration rights agreement, including the right to be paid liquidated damages under certain circumstances as provided therein. Because, however, any further additional notes may not be fungible with the Additional Notes for federal income tax purposes, they may have a different CUSIP number or numbers, be represented by a different Global Note or Global Notes, and otherwise be treated as a separate class or classes of notes from the Additional Notes for other purposes, even if they are exchanged in a registered exchange offer for publicly registered exchange notes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Secured Notes,” references to the “Notes” include the Outstanding Notes, the Additional Notes and any further additional notes actually issued. The Outstanding Notes, the Additional Notes and any such further additional notes would be treated as a single series of notes under the Indenture and would vote together as one series on all matters with respect to the Notes, including with respect to the provisions of the Indenture described below under “Amendment, Supplement and Waiver.” Any further additional notes would be secured, equally and ratably, with the previously outstanding Notes, and as a result, the issuance of further additional notes would have the effect of diluting the security interest of the Collateral for the previously outstanding Notes.

The Notes will mature on August 15, 2015. Interest on the Notes will be payable semiannually on August 15 and February 15 of each year, commencing on February 15, 2011, to Holders of record on the immediately preceding August 1 and February 1, respectively. The Notes bear interest at 8 ⅜% per annum. Interest on the Notes accrues from the most recent date to which interest has been paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes are payable both as to principal and interest at the office or agency of the Issuers maintained for such purpose within the City of New York; provided that at the option of the Issuers, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of the Notes. Until otherwise designated by the Issuers, the Issuers’ office or agency is the office of the Trustee maintained for such purpose. If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

The Trustee currently acts as Paying Agent and Registrar. The Issuers may change the Paying Agent or Registrar without prior notice to Holders and, subject to certain exceptions, the Issuers or any of their respective Subsidiaries may act as Paying Agent or Registrar.

Redemption

 At the Option of the Issuers. Except as set forth below, the Notes are not redeemable at the Issuers’ option prior to August 15, 2012. Thereafter, the Notes will be subject to redemption at the option of the Issuers, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable date of redemption, if redeemed during the 12-month period beginning on August 15 of the years indicated below:

Year	Percentage
2012	104.188%
2013	102.094%
2014 and thereafter	100.000%

Equity Clawback. Notwithstanding the foregoing, at any time or from time to time, prior to August 15, 2011, we may redeem up to 35% of the aggregate principal amount of the outstanding Notes at a redemption price of 108.375% of their principal amount, plus accrued and unpaid interest, if any, through the date of redemption, with the net cash proceeds of one or more Equity Offerings; provided that (i) the redemption occurs within 60 days of the date of closing of such Equity Offering and (ii) at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after giving effect to each such redemption.

The restrictions on the optional redemption contained in the Notes do not limit the right of the Issuers or any of the Subsidiaries to separately make open market, privately negotiated or other purchases of the Notes from time to time.

Make-Whole Redemption. At any time prior to August 15, 2012, the Issuers may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Required Regulatory Redemption. Notwithstanding any other provisions hereof, Notes to be redeemed pursuant to a Required Regulatory Redemption will be redeemable by the Issuers, in whole or in part, at any time, upon not less than 20 Business Days nor more than 60 days notice (or such earlier date as may be ordered by any applicable Governmental Authority) at a price equal to the lesser of (i) the Holder’s cost thereof and (ii) 100% of the principal amount thereof, plus in either case accrued and unpaid interest thereon, if any, to the date of redemption (or such earlier period as ordered by such Governmental Authority). Under the Indenture, the Issuers are not required to pay or reimburse any Holder or beneficial owner of the Notes for the expenses of any such Holder or beneficial owner related to the application for any Gaming License, qualification or finding of suitability in connection with a Required Regulatory Redemption. Such expenses of any such Holder or beneficial owner are, therefore, the obligation of such Holder or beneficial owner.

The Notes will not be entitled to any mandatory redemption (except for a Required Regulatory Redemption) or have the benefit of any sinking fund.

Redemption Procedures. If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee deems to be fair and appropriate; provided that Notes in denominations of $2,000 or less may not be redeemed in part. Except in the case of a Required Regulatory Redemption or Mandatory Redemption requiring less notice, notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at such Holder’s registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption, unless the Issuers default in making such redemption payment.

Subsidiary Guarantors

The repayment of the Notes is unconditionally and irrevocably guaranteed, jointly and severally, on a senior secured basis by each of our present and future Restricted Subsidiaries, other than Foreign Subsidiaries and other than any Restricted Subsidiary which is a co-issuer of the Notes. On the date of issuance of the Additional Notes, we will not have any Foreign Subsidiaries, and each of the Subsidiaries (other than Capital Corp., which is a co-issuer of the Notes) will be a Subsidiary Guarantor. The Indenture provides that, so long as any Notes remain outstanding, any and all future Restricted Subsidiaries, other than Foreign Subsidiaries and other than any Restricted Subsidiary which is a co-issuer of the Notes, shall enter into a Subsidiary Guaranty. For additional information on the Subsidiary Guarantees, see “Certain Covenants—Subsidiary Guarantors” and “—Release of Subsidiary Guarantors” below.

The Subsidiary Guarantees are secured by a security interest in substantially all of the assets (other than the Excluded Assets) of the Subsidiary Guarantors, as described below under “Security.” However, the Obligations of each Subsidiary Guarantor under its Subsidiary Guaranty are, however, limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the Obligations of such other Subsidiary Guarantor under the Subsidiary Guaranty, result in the Obligations of such Subsidiary Guarantor under the Subsidiary Guaranty not constituting a fraudulent conveyance or fraudulent transfer under federal or state law and not rendering a Subsidiary Guarantor insolvent. See “Security—Certain Bankruptcy and Other Limitations” below.

Security

The Issuers and the Subsidiary Guarantors have pledged, and will cause any and all future Subsidiary Guarantors to pledge, as collateral to the Trustee, for the benefit of the Trustee and the Holders, as security for the Issuers’ obligations with respect to the Notes and the Subsidiary Guarantors’ obligations with respect to the Subsidiary Guarantees, respectively, all of their respective existing and future interests in the following:

(i)	the land-based facility comprising the Diamond Jo, including without limitation all leased property;

(ii)	the land-based facility comprising the Diamond Jo Worth, including without limitation all leased property;

(iii)	the assets of the horse racetrack and casino owned and operated by OED, including without limitation all leased property;

(iv)	the assets relating to the OTB Operations;

(v)	the riverboat facility comprising the Amelia Belle casino, including without limitation all leased property;

(vi)	all owned real property and leasehold interests in all leased real property and all additions and improvements to real property;

(vii)	substantially all furniture, fixtures and equipment, inventory, accounts receivable, contract rights and other general intangibles, trademarks and trade names;

(viii)	all licenses and permits, other than any Gaming License or Racing License,

(ix)	certain designated deposit accounts and cash that is deposited in such accounts;

(x)	all other existing and future property of the Issuers and the Restricted Subsidiaries that does not constitute Excluded Assets; and

(xi)	all proceeds and products of any of the foregoing.

In addition, PGP has pledged all of the Equity Interests of the Company as collateral to the Trustee, for the benefit of the Trustee and the Holders, as security for the Issuers’ obligations with respect to the Notes and the Subsidiary Guarantors’ obligations with respect to the Subsidiary Guarantees. The Equity Interests of the Company and the assets of the Issuers and the Subsidiary Guarantors described in the immediately preceding paragraph as collateral are collectively referred to in this “Description of Secured Notes” as the “Collateral.”

Notwithstanding the foregoing, the Collateral does not include the following (collectively, the “Excluded Assets”):

(i)	cash (other than cash deposited in deposit accounts or cash constituting proceeds of Collateral), payroll accounts, employee wage or benefit accounts and trust or escrow accounts;

(ii)
assets securing FF&E Financing, Purchase Money Obligations or Capital Lease Obligations permitted to be incurred under the Indenture to the extent acquired or refinanced with the proceeds of such FF&E Financing, Purchase Money Obligations and Capital Lease Obligations;

(iii)	all Gaming Licenses and Racing Licenses;

(iv)
any of the parcels of the Warner Land that are subject to the mortgage granted by OED to the seller of such land, unless OED or the Company has obtained the consent of such seller to subject such parcels to a Lien under the Security Documents;

(v)	any motor vehicles;

(vi)
any agreements, permits, licenses or the like (x) that cannot be subject to a Lien under the Security Documents without the consent of third parties (including any Governmental Authority), which consent is not obtained by the Issuers (provided that the Issuers agree to use commercially reasonable efforts to obtain all such consents of third parties), or (y) in which the granting of a Lien thereon would violate any Gaming License or any law, rule, order or regulation imposed by any Gaming Authority;

(vii)	any lease pursuant to which any off-track betting parlor or similar facility operated by the Company or any Subsidiary of the Company is leased by the Company or such Subsidiary;

(viii)	the Equity Interests of the Subsidiaries of the Company;

(ix)
the facility (including all related real property and amenities), owned by Diamond Jo Worth, LLC, known as “Pheasant Links” located in Emmons, Minnesota on which a “member’s only” 9-hole golf course and 9-station sporting clay course and hunting facility are located;

(x)
that certain (i) lease between the City of Dubuque, Iowa and DJL, dated June 1, 2005, as amended, pursuant to which DJL leases a patio area adjacent to its former dockside riverboat facility and is granted certain non-exclusive parking rights for parking areas adjacent to such former facility, and (ii) sublease between the Dubuque Racing Association and DJL, dated October 18, 1993, as amended, pursuant to which DJL subleases certain dock and parking facilities related to and adjacent to its former dockside riverboat facility; and

(xi)
any other property or asset of the Company or any Subsidiary of the Company not described in clauses (i) through (ix) above (other than any deposit account) acquired after the Issue Date in which a security interest cannot be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant jurisdiction, so long as the fair market value, as reasonably determined in good faith by the Managers of the Company, of such property or asset under this clause (x) does not exceed $2.5 million;

provided that Excluded Assets does not include the proceeds of assets under clause (iii), (v), (vi), (vii), (viii), (ix) or (x) or of any other Collateral to the extent such proceeds do not constitute Excluded Assets. In addition, there can be no assurance that the security interest in the designated deposit accounts and the cash deposited therein can be perfected under applicable laws.

The security interest in favor of the Trustee and the Holders will be created in real property Collateral pursuant to mortgages (the “Mortgages”) and in all other Collateral pursuant to the security agreement from the Issuers (and any future Subsidiary Guarantors) in favor of the Trustee, dated August 6, 2009 (the “Security Agreement”).

Other than during the continuance of an Event of Default, and subject to certain terms and conditions in the Indenture and the Security Documents, PGP is entitled to receive all cash dividends, interest and other payments made upon or with respect to the Equity Interests of the Company and to exercise any voting, consensual rights and other rights pertaining to such Collateral. Upon the occurrence and during the continuance of an Event of Default, subject to the terms of the Intercreditor Agreement, upon notice from the Trustee, (a) all rights of PGP to exercise such voting, consensual rights, or other rights shall cease and all such rights shall become vested in the Trustee, which, to the extent permitted by law, shall have the sole right to exercise such voting, consensual rights or other rights, (b) all rights of PGP to receive all cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash dividends, interest and other payments shall be paid to the Trustee, and (c) the Trustee may sell the Collateral or any part thereof in accordance with, and subject to the terms of, the Security Documents. All funds distributed under, and pursuant to, the Security Documents and received by the Trustee for the ratable benefit of the holders of the Notes shall be distributed by the Trustee in accordance with the provisions of the Indenture.

Certain Limitations With Respect to the Collateral. Pursuant to the terms of the Intercreditor Agreement, the Trustee’s security interest in the Collateral is contractually subordinated to a Lien securing Indebtedness outstanding under the PGL Credit Facility. The Trustee’s ability to exercise rights and remedies in respect of the Collateral also is subject to the terms of the Intercreditor Agreement. For a discussion of some of the risks related to the Collateral, see “Intercreditor Agreement” and “PGL Credit Facility” below and “Risk Factors—Risk Factors Relating to Collateral Securing the Secured Notes.”

If an Event of Default occurs and is continuing, the Trustee, on behalf of itself and the Holders, in addition to any rights or remedies available to it under the Indenture and the Security Documents, may, subject to the Intercreditor Agreement, take such action as it deems advisable to protect and enforce its rights in the Collateral, including the institution of sale or foreclosure proceedings. Until all Indebtedness under the PGL Credit Facility has been fully paid, all letters of credit issued thereunder have been cash collateralized or paid or discharged in full and all commitments to extend credit thereunder have been terminated, rights of the Holders and the Trustee will be subject to the terms of the Intercreditor Agreement. The proceeds received by the Trustee from any such sale or foreclosure will, subject to the Intercreditor Agreement, be applied by the Trustee first to pay the expenses of such sale or foreclosure and fees and other amounts then payable to the Trustee under the Indenture, and thereafter to pay amounts due and payable with respect to the Notes.

Release of Collateral. Upon the full and final payment and performance of all our and the Subsidiary Guarantors’ Obligations under the Indenture, the Notes and the Subsidiary Guarantees, the Security Documents will terminate, and all of the Collateral will be released. In addition, the Trustee shall release from the Liens created by the Security Documents:

(a)
Collateral that is sold, transferred, disbursed or otherwise disposed of in accordance with the provisions of the Indenture and the Security Documents; provided that the Trustee, as collateral agent, will not release such Liens in the event that the transaction is subject to the covenant “Limitation on Merger, Sale or Consolidation;”

(b)	Collateral that is released with the consent of the Holders of not less than 75% of the outstanding Notes as provided under “Amendments, Supplements and Waivers;”

(c)
all Collateral upon defeasance of the Indenture in accordance with the provisions under “Legal Defeasance and Covenant Defeasance” or discharge of the Indenture in accordance with the provisions under “Satisfaction and Discharge;” provided that the funds deposited with the Trustee, in trust, for the benefit of the Holders as required by such provisions shall not be released; and

(d)	Collateral of a Subsidiary Guarantor whose Subsidiary Guaranty is released in accordance with the Indenture and the Security Documents;

provided that the Trustee, as collateral agent, has received all documentation required by the Trust Indenture Act in connection therewith.

Certain Gaming Law Limitations. The Trustee’s ability to foreclose upon the Collateral is limited by relevant gaming and racing laws, which generally require that Persons who own or operate a casino or a horse racetrack or who purchase or sell gaming equipment hold a valid Gaming License, and require the approval of the relevant Gaming Authorities for any transfer of a Gaming License. No Person can hold a Gaming License in the State of Iowa or the State of Louisiana unless that Person is found qualified and suitable by the relevant Gaming Authorities. In order for the Trustee to be found qualified and suitable, such Gaming Authorities would have discretionary authority to require the Trustee and any or all of the Holders to file applications, be investigated and be found qualified or suitable as an owner or operator of gaming establishments. The applicant for qualification, a finding of suitability or licensing must pay all costs of such investigation. If the Trustee is unable or chooses not to qualify, is not found to be suitable, or is unable or chooses not be licensed to own or operate such assets, it would have to retain an entity so qualified, suitable or licensed to own or operate such assets or another entity that could obtain the appropriate license to own or operate such assets. This licensing process requires a considerable amount of time, taking several months at a minimum. In addition, in any foreclosure sale or subsequent resale by the Trustee, licensing requirements under the relevant gaming laws may limit the number of potential bidders and may delay any sale, either of which events could have an adverse effect on the sale price of such Collateral. Therefore, the practical value of realizing on the Collateral may, without the appropriate Gaming Authority approval or timeliness, be limited.

Certain Bankruptcy and Other Limitations. The right of the Trustee to repossess and dispose of the Collateral upon the occurrence and during the continuance of an Event of Default is likely to be significantly impaired by applicable bankruptcy laws if a bankruptcy proceeding were to be commenced by or against any of the Issuers prior to the Trustee having repossessed and disposed of the Collateral. Under the Bankruptcy Code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral owned as of the date of the bankruptcy filing (and collateral consisting of the proceeds, products, offspring, rents or profits of such collateral to the extent provided by the security documents and by applicable non-bankruptcy law) even though the debtor is in default under the applicable debt instruments; provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the Trustee could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.” Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the Notes, the Holders would hold secured claims only to the extent of the value of the Collateral to which the Holders are entitled, and would hold unsecured claims with respect to such shortfall. Applicable federal bankruptcy laws do not permit the payment and/or accrual of post-petition interest, costs and attorneys’ fees during a debtor’s bankruptcy case unless the claims are over secured or the debtor is solvent at the time of reorganization. In addition, if any Issuer becomes the subject of a bankruptcy case, the bankruptcy court, among other things, may avoid certain transfers made by the entity that is the subject of the bankruptcy filing, including, without limitation, transfers held to be fraudulent conveyances or preferences.

Further, since we consummated the Proposed Gaming Acquisition, certain limitations exist under the Merchant Marine Act of 1936 on the ability of non-U.S. citizens to realize upon collateral consisting of vessels documented under the laws of the United States. To the extent that the Holders are non-U.S. citizens, such limitation could adversely affect the ability of the Trustee to complete a foreclosure on any riverboat Collateral. This ownership limitation may also reduce the number of potential purchasers of riverboat Collateral if the Trustee seeks to sell such riverboat Collateral as a means of repaying the Notes. The Trustee may be required to foreclose through a federal admiralty court proceeding. Such a proceeding would entail compliance with notice and other procedural requirements, and could require posting of a substantial bond.

In addition, because a portion of the Collateral may, in the future, consist of pledges of a portion of the Equity Interests of certain of our Foreign Restricted Subsidiaries, the validity of those pledges under applicable foreign law, and the ability of the Holders to realize upon that Collateral under applicable foreign law, may be limited by such law, which limitations may or may not affect such Liens.

PGL Credit Facility

The PGL Credit Facility is secured by substantially the same assets that will secure the Notes and the Subsidiary Guarantees, other than certain excluded assets. However, to the extent that portions of the collateral securing borrowings under the PGL Credit Facility consist of assets that are not perfected by filing a UCC financing statement, or that require that we or any Subsidiary Guarantor, as applicable, cause the Trustee to obtain “control” (as defined in the Uniform Commercial Code) or possession of such assets (and, after commercially reasonable efforts, we or such Subsidiary Guarantor, as applicable, are unable to cause the Trustee to obtain such control or possession), such portions of the collateral securing borrowings under the PGL Credit Facility may not constitute part of the Collateral securing the Notes.

The lenders under the PGL Credit Facility, the Trustee and the Issuers and the Subsidiary Guarantors party to such facility will enter into the Intercreditor Agreement, as described below under “Intercreditor Agreement,” setting forth their respective rights and obligations with respect to the Collateral. Pursuant to the Intercreditor Agreement, the Lien on the collateral securing the PGL Credit Facility will be contractually senior to the Lien on the Collateral securing the Notes and the Subsidiary Guarantees.

Intercreditor Agreement

The lenders under the PGL Credit Facility, the Trustee and the Issuers and the Subsidiary Guarantors party to such facility have entered into the intercreditor agreement, dated August 6, 2009 (the “Intercreditor Agreement”), setting forth their respective rights and obligations with respect to the Collateral. The following description of the principal terms of the Intercreditor Agreement is subject to and qualified entirely by reference to the definitive Intercreditor Agreement.

The Intercreditor Agreement provides that the Liens securing the Notes and the Subsidiary Guarantees on any Collateral that also secure the obligations under the PGL Credit Facility are subordinated to the Liens securing up to the maximum amount of indebtedness under the PGL Credit Facility and related interest, fees, indemnities, costs and expenses. Under the Intercreditor Agreement, if the Notes become due and payable prior to the stated maturity thereof for any reason or are not paid in full at the stated maturity thereof at a time during which Indebtedness under the PGL Credit Facility has not been fully paid, all letters of credit issued thereunder have not been cash collateralized or paid or discharged in full and/or all commitments to extend credit thereunder have not been terminated, the Trustee, as collateral agent under the Security Documents, only has the right to foreclose upon any Collateral that also secures the obligations under the PGL Credit Facility if the lenders under the PGL Credit Facility (with or without the lenders under the PGL Credit Facility taking part in any such foreclosure) either (i) fail to take steps to exercise remedies with respect to or in connection with such collateral within 180 days following notice to such lenders of the occurrence of an Event of Default under the Indenture or (ii) fail to continue to pursue any such exercise of remedies while such Event of Default is then continuing and no insolvency proceeding is pending. The Intercreditor Agreement restricts the Trustee, as collateral agent under the Security Documents, and the holders of the Notes from pursuing remedies with respect to such collateral in all other instances during which indebtedness under the PGL Credit Facility has not be fully paid, all letters of credit issued thereunder have not been cash collateralized or paid or discharged in full and/or all commitments to extend credit thereunder have not been terminated, including during any insolvency proceeding. The Intercreditor Agreement provides that the net proceeds from any disposition of the shared collateral will first be applied to repay Indebtedness outstanding under the PGL Credit Facility and thereafter to repay all of our and the Subsidiary Guarantors’ Obligations under the Indenture, the Notes and the Subsidiary Guarantees.

Repurchase Upon Change of Control

Upon the occurrence of a Change of Control, the Issuers will offer to repurchase all of the Notes then outstanding (the “Change of Control Offer”) at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control, the Issuers must mail or cause to be mailed a notice to each Holder stating, among other things:

(i)	the purchase price and the purchase date, which will be no earlier than 30 days nor later than 45 days from the date such notice is mailed (the “Change of Control Payment Date”);

(ii)
that any Holder electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed, to the paying agent with respect to the Notes (the “Paying Agent”) at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; and

(iii)
that the Holder will be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased.

The Issuers will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuers will, to the extent lawful, (i) accept for payment the Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and not withdrawn, and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted, together with an Officers’ Certificate stating that the Notes or portions thereof tendered to the Issuers are accepted for payment. The Paying Agent will promptly mail to each Holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee will authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in the principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Issuers will announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

There can be no assurance that sufficient funds will be available at the time of any Change of Control Offer to make required repurchases.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers, and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) an irrevocable notice of redemption has been given, prior to the occurrence of a Change of Control, pursuant to the Indenture as described above under the caption “—Optional Redemption.”

The use of the term “all or substantially all” in provisions of the Indenture such as in the definition of “Change of Control” and under “Merger, Consolidation or Sale of Assets” has no clearly established meaning under New York law (which governs the Indenture) and has been the subject of limited judicial interpretation in only a few jurisdictions. Accordingly, there may be a degree of uncertainty in ascertaining whether any particular transaction would involve a disposition of “all or substantially all” of the assets of a Person. As a consequence, in the event the Holders elect to exercise their rights under the Indenture and the Issuers elect to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders from successfully asserting that a Change of Control has occurred.

While management of the Company has no present intention to engage in a transaction involving a Change of Control, the Company is continually evaluating opportunities to maximize shareholder value and it is possible that the Company could determine to engage in a transaction involving a Change of Control in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that would increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Issuers and the Restricted Subsidiaries to incur additional Indebtedness are contained in the covenant described under “Limitation on Incurrence of Indebtedness.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenant, however, the Indenture will not contain any covenants or protections that may afford Holders protection in the event of a highly leveraged transaction.

Each Change of Control Offer will be conducted in compliance with applicable regulations under the Federal securities laws, including Exchange Act Rule 14e-1. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Offer provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the Change of Control Offer provisions of the Indenture by virtue thereof.

Certain Covenants

Limitation on Restricted Payments. The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly make a Restricted Payment unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof, and

(b)
immediately after giving effect to such Restricted Payment on a pro forma basis, the Company could incur at least $1.00 of additional Indebtedness under the Interest Coverage Ratio test set forth in the first paragraph of the covenant described under “Limitation on Incurrence of Indebtedness,” and

(c)
such Restricted Payment (the value of any such payment, if other than cash, being determined in good faith by the Managers of the Company and evidenced by a resolution set forth in an Officers’ Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made after the Issue Date (including Restricted Payments permitted by clauses (i), (ii), (viii) and (ix) (but in the case of clause (ix), only to the extent not already deducted in computing Consolidated Net Income) of the next following paragraph and excluding Restricted Payments permitted by the other clauses therein), is less than the sum of:

(1)
50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first full fiscal quarter immediately following the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit), plus

(2)
100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from (x) the issuance or sale, other than to a Subsidiary, of Equity Interests of the Company (other than Disqualified Capital Stock or in connection with Specified Equity Contributions) and (y) any equity contribution from a holder of the Company’s Capital Stock (other than a Subsidiary and excluding Specified Equity Contributions), in each case, after the Issue Date and on or prior to the time of such Restricted Payment, provided net cash proceeds from Specified Equity Contributions shall not be included, plus

(3)
100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of any convertible or exchangeable debt security of the Company that has been converted or exchanged into Equity Interests of the Company (other than Disqualified Capital Stock) pursuant to the terms thereof after the Issue Date and on or prior to the time of such Restricted Payment (including any additional net cash proceeds received by the Company upon such conversion or exchange), plus

(4)	the aggregate Return from Unrestricted Subsidiaries after the Issue Date and on or prior to the time of such Restricted Payment.

The foregoing provisions will not prohibit:

(i)	the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would not have been prohibited by the provisions of the Indenture;

(ii)
the redemption, purchase, retirement or other acquisition of any Equity Interests of the Company or Indebtedness of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary) of, other Equity Interests of the Company (other than Disqualified Capital Stock);

(iii)
with respect to each tax year or portion thereof that the Company qualifies as a Flow Through Entity and so long as clause (a) above is satisfied, the payment of Permitted Tax Distributions (whether paid in such tax year or portion thereof, or any subsequent tax year);

(iv)
the redemption, repurchase or payoff of any Indebtedness of the Company or a Restricted Subsidiary with proceeds of any Refinancing Indebtedness permitted to be incurred pursuant to clause (xi) of the second paragraph of the covenant described under “Limitation on Incurrence of Indebtedness;”

(v)
distributions or payments (A) to PGP for or in respect of tax preparation, accounting, licensure, legal and administrative fees and expenses, including travel and similar reasonable expenses, incurred on behalf of the Issuers or their respective Subsidiaries or in connection with PGP’s ownership of the Issuers or their respective Subsidiaries, consistent with industry practice, (B) so long as clause (a) above is satisfied, pursuant to, and in accordance with, Management Arrangements and (C) so long as clause (a) above is satisfied, to pay reasonable and customary directors’ or managers’ fees to, and indemnity provided on behalf of, the Managers of PGP and the Company, and reimbursement of customary and reasonable travel and similar expenses incurred in the ordinary course of business;

(vi)
(A) the repurchase, redemption or other retirement or acquisition of Equity Interests of the Company or any Restricted Subsidiary from any of the Company’s or the Restricted Subsidiaries’ respective employees, members or managers (or their heirs or estates) that, in each case, are not Excluded Persons or (B) any dividend, distribution or other payment to PGP to enable PGP to repurchase, redeem, or otherwise retire or acquire Equity Interests of PGP from any of PGP’s or its subsidiaries’ respective employees, members or managers (or their heirs or estates) that, in each case, are not Excluded Persons, in an aggregate amount for all Restricted Payments pursuant to this clause (vi) not to exceed $750,000 in any twelve month period on and after the Issue Date (provided, however, that any amounts not used in any such twelve month period may be carried forward to the next succeeding twelve month period until used);

(vii)	the redemption and repurchase of any Equity Interests or Indebtedness of PGP, the Company or any of the Restricted Subsidiaries to the extent required by any Gaming Authority or Racing Authority;

(viii)	any dividend, distribution or other payment by any of the Restricted Subsidiaries on its Equity Interests that is paid pro rata to all holders of such Equity Interests;

(ix)
the declaration and payment of dividends and distributions to holders of Disqualified Capital Stock of the Company or any of the Restricted Subsidiaries issued or incurred in accordance with the covenant “—Limitation on Incurrence of Indebtedness;”

(x)	the Transactions consummated on the Issue Date;

(xi)	payments that are made with Specified Equity Contributions; and

(xii)	so long as clause (a) above is satisfied, Restricted Payments not otherwise permitted by this covenant in an aggregate amount pursuant to this clause (xii) not to exceed $25.0 million.

Promptly following the end of each fiscal quarter during which any Restricted Payment was made pursuant to clause (c) above, the Company will deliver to the Trustee an Officers’ Certificate stating that each such Restricted Payment was permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company’s latest available internal financial statements. For purposes of this covenant, the amount of any Restricted Payment made or returned, if other than in cash, shall be the fair market value thereof, as determined in the reasonable good faith judgment of the Managers of the Company, unless stated otherwise, at the time made or returned, as applicable.

For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (i) through (xi) above or is entitled to be made according to the first paragraph of this covenant, the Company may, in its sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

Limitation on Incurrence of Indebtedness. The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, (x) create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to, contingently or otherwise (collectively, “incur”), any Indebtedness (including, without limitation, Acquired Debt) or (y) issue any Disqualified Capital Stock; provided that the Company and the Restricted Subsidiaries may incur Indebtedness (including, without limitation, Acquired Debt) and issue shares of Disqualified Capital Stock if (a) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to such incurrence or issuance, and (b) the Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Capital Stock is issued would have been not less than 2.0 to 1.0 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as set forth in the definition of Interest Coverage Ratio, as if the additional Indebtedness had been incurred, or the Disqualified Capital Stock had been issued, as the case may be, at the beginning of such four-quarter period.

Notwithstanding the foregoing, the foregoing limitations will not prohibit the incurrence of:

(i)
Indebtedness under the Existing Senior Secured Credit Facility; provided that the aggregate principal amount of Indebtedness so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (i) and outstanding on such date, shall not exceed $115.0 million, less the aggregate amount of commitment reductions contemplated by clause (iii)(c) under the caption “Limitation on Asset Sales;” provided, however, that Indebtedness permitted to be incurred pursuant to this clause (i) shall be increased by $15.0 million (A) upon each acquisition of a Gaming Property after December 31, 2009, or (B) in each instance, to effectuate a Gaming Property Financing after December 31, 2009; provided, further, that any such increase pursuant to the immediately preceding proviso shall be reduced dollar-for-dollar by the amount of Acquired Debt secured by assets of such Gaming Property (unless such Acquired Debt could have been incurred under, and reduces the amount available under, clause (ii) below);

(ii)
FF&E Financing and Indebtedness represented by Capital Lease Obligations, mortgage financings or other Purchase Money Obligations; provided that (1) no Indebtedness incurred under the Notes is utilized for the purchase or lease of FF&E financed with such FF&E Financing or such other Indebtedness, and (2) the aggregate principal amount of such Indebtedness (including any Acquired Debt referred to in the parenthetical in clause (i) above and including any Refinancing Indebtedness and any other Indebtedness incurred to repay, redeem, discharge, retire, defease, refund, refinance or replace any Indebtedness pursuant to this clause (ii)) outstanding at any time (excluding any Gaming FF&E Financing incurred pursuant to this clause (ii)) does not exceed $20.0 million;

(iii)
Indebtedness solely in respect of bankers acceptances, letters of credit payment obligations in connection with self-insurance or similar requirements, security for workers’ compensation claims, appeal bonds, surety bonds, insurance obligations or bonds, and performance bonds, and similar bonds or obligations, all incurred in the ordinary course of business (including, without limitation, to maintain any license or permits) in accordance with customary industry practices;

(iv)
Hedging Obligations incurred to fix or hedge interest rate risk with respect to any fixed or variable rate Indebtedness otherwise permitted by the Indenture; provided that the notional principal amount of each such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates;

(v)
Indebtedness of any Issuer, any Subsidiary Guarantor or any Restricted Subsidiary owed to and held by a Subsidiary Guarantor or an Issuer, as the case may be, that is unsecured and subordinated in right of payment to the Notes and the Subsidiary Guarantees, as the case may be; provided that any subsequent issuance or transfer of any Capital Stock that results in any such Subsidiary Guarantor or Restricted Subsidiary, as the case may be, ceasing to be a Subsidiary Guarantor or a Restricted Subsidiary, or any transfer of such Indebtedness (other than to an Issuer or a Subsidiary Guarantor) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by such Issuer, such Subsidiary Guarantor or such Restricted Subsidiary, as the case may be;

(vi)
Indebtedness outstanding on the Issue Date, including the Notes and the Unsecured Notes outstanding on the Issue Date, but excluding Indebtedness under the Existing Senior Secured Credit Facility outstanding on the Issue Date;

(vii)
Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business;

(viii)	the accrual of interest, the accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms;

(ix)
Indebtedness arising from agreements for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business or assets of the Company, any of the Subsidiary Guarantors or any of the Restricted Subsidiaries; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company or the applicable Subsidiary Guarantor or Restricted Subsidiary in connection with such disposition;

(x)	any Subsidiary Guaranty of the Notes;

(xi)
Indebtedness issued in exchange for, or the proceeds of which are substantially contemporaneously used to extend, repay, redeem, discharge, refinance, renew, replace, or refund (collectively, “Refinance”), Indebtedness incurred pursuant to the Interest Coverage Ratio test set forth in the immediately preceding paragraph, clause (vi) above, this clause (xi) or clause (xiii) below (the “Refinancing Indebtedness”); provided that (a) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of Indebtedness so Refinanced (plus any required premiums and out-of-pocket expenses reasonably incurred in connection therewith), (b) the Refinancing Indebtedness has a final scheduled maturity that equals or exceeds the final stated maturity, and a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity, of the Indebtedness being Refinanced and (c) the Refinancing Indebtedness ranks, in right of payment, no more favorable to the Notes or applicable Subsidiary Guaranty, as the case may be, than the Indebtedness being Refinanced;

(xii)
guarantees by Restricted Subsidiaries of Indebtedness of any Restricted Subsidiary or the Company or guarantees by the Company of Indebtedness of any Restricted Subsidiaries if the Indebtedness so guaranteed is permitted under another provision of this covenant and so long as such guarantee otherwise complies with the Indenture; and

(xiii)
Indebtedness not otherwise permitted by clauses (i) through (xii) above in an aggregate principal amount (or accreted value, as applicable) at any time outstanding pursuant to this clause (xiii), including all Refinancing Indebtedness incurred to repay, redeem, discharge, retire, defease, refund, refinance or replace any Indebtedness incurred pursuant to this clause (xiii), not to exceed $50.0 million.

Upon each incurrence of Indebtedness, if such Indebtedness could have been incurred under more than one provision of this covenant, (i) the Company may designate pursuant to which provision of this covenant such Indebtedness is being incurred, (ii) the Company may subdivide an amount of Indebtedness and designate more than one provision pursuant to which such amount of Indebtedness is being incurred and shall be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, in any manner that complies with this covenant, and (iii) such Indebtedness shall not be deemed to have been incurred or outstanding under any other provision of this covenant; provided that (a) all incurrences of Indebtedness under the Existing Senior Secured Credit Facility outstanding on the Issue Date shall be deemed to have been incurred pursuant to clause (i) above and (b) all incurrences of Indebtedness under the Notes outstanding on the Issue Date shall be deemed to have been incurred pursuant to clause (vi) above.

Limitation on Asset Sales. The Issuers will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless:

(i)
such Issuer or such Restricted Subsidiary receives consideration at the time of such Asset Sale not less than the fair market value of the assets subject to such Asset Sale (as determined by the Company’s Managers in good faith);

(ii)
at least 75% of the consideration for such Asset Sale is in the form of either (a) cash or Cash Equivalents or liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Subsidiary Guaranty) that are assumed by the transferee of such assets (provided that following such Asset Sale, there is no further recourse to the Company or the Restricted Subsidiaries or the Company and the Restricted Subsidiaries are fully indemnified with respect to such liabilities; provided, further, that the 75% limitation set forth in this clause (ii) of this paragraph shall not apply to any proposed Asset Sale for which an independent certified accounting firm has certified to the Managers of the Company and the Trustee that the after-tax cash portion of the consideration to be received by the Company or such Restricted Subsidiary in such proposed Asset Sale is equal to or greater than what the net after-tax cash proceeds would have been had such proposed Asset Sale complied with the 75% limitation set forth in this clause (ii) of this paragraph), or (b) assets of the type described in clause (iii)(a) below; and

(iii)
within 360 days of such Asset Sale, the Net Proceeds thereof are (a) invested in assets related to the business of the Company or the Restricted Subsidiaries, in each case that would constitute Collateral, (b) applied to repay Indebtedness under Purchase Money Obligations incurred in connection with the assets so sold, (c) applied to repay Indebtedness under the Existing Senior Secured Credit Facility and permanently reduce the commitment thereunder in the amount of the Indebtedness so repaid or (d) to the extent not used as provided in clauses (a), (b), or (c) or any combination thereof, applied to make an offer to purchase Notes as described below (an “Excess Proceeds Offer”); provided that the Company will not be required to make an Excess Proceeds Offer until the amount of Excess Proceeds is greater than $10.0 million.

All Net Proceeds from an Event of Loss shall be used as follows: (1) first, the Company shall use such net cash proceeds to the extent necessary to rebuild, repair, replace or restore the assets subject to such Event of Loss with comparable assets and (2) then, to the extent any Net Proceeds from an Event of Loss are not used as described in the preceding clause (1), all such remaining Net Proceeds shall be reinvested or used as provided in the immediately preceding clause (iii).

Pending the final application of any Net Proceeds, the Company may temporarily reduce Indebtedness under the Existing Senior Secured Credit Facility or temporarily invest such Net Proceeds in Cash Equivalents.

Net Proceeds not invested or applied as set forth in any of the preceding subclause (a), (b) or (c) of clause (iii) above constitute “Excess Proceeds.” If the Company elects, or becomes obligated to make an Excess Proceeds Offer, the Issuers will offer to purchase Notes having an aggregate principal amount equal to the Excess Proceeds (the “Purchase Amount”), at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. The Issuers must commence such Excess Proceeds Offer not later than 30 days after the expiration of the 360 day period following the Asset Sale that produced such Excess Proceeds. If the aggregate purchase price for the Notes tendered pursuant to the Excess Proceeds Offer is less than the Excess Proceeds, the Company and the Restricted Subsidiaries may use the portion of the Excess Proceeds remaining after payment of such purchase price for general corporate purposes.

The Indenture provides that each Excess Proceeds Offer will remain open for a period of 20 Business Days and no longer, unless a longer period is required by law (the “Excess Proceeds Offer Period”). Promptly after the termination of the Excess Proceeds Offer Period, the Issuers will purchase and mail or deliver payment for the Purchase Amount for the Notes or portions thereof tendered, pro rata or by such other method as may be required by law, or, if less than the Purchase Amount has been tendered, all Notes tendered pursuant to the Excess Proceeds Offer. The principal amount of Notes to be purchased pursuant to an Excess Proceeds Offer may be reduced by the principal amount of Notes acquired by the Issuers through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the date of the Asset Sale and surrendered to the Trustee for cancellation.

Each Excess Proceeds Offer will be conducted in compliance with applicable regulations under the Federal securities laws, including Exchange Act Rule 14e-l. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

The Indenture provides that the Issuers will not, and will not permit any of the Restricted Subsidiaries to, create or suffer to exist or become effective any restriction that would impair the ability of the Issuers to make an Excess Proceeds Offer upon an Asset Sale or, if such Excess Proceeds Offer is made, to pay for the Notes tendered for purchase.

There can be no assurance that sufficient funds will be available at the time of any Excess Proceeds Offer to make required repurchases.

Limitation on Liens. The Issuers will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset (including, without limitation, all real, tangible or intangible property) of the Company or any Restricted Subsidiary, whether now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens.

Limitation on Restrictions on Subsidiary Dividends. The Issuers will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i)
pay dividends or make any other distributions to the Company or any of the Restricted Subsidiaries (a) on such Restricted Subsidiary’s Capital Stock or (b) with respect to any other interest or participation in, or measured by, such Restricted Subsidiary’s profits, or

(ii)	pay any Indebtedness owed to the Company or any of the Restricted Subsidiaries, or

(iii)	make loans or advances to the Company or any of the Restricted Subsidiaries, or

(iv)	transfer any of its assets to the Company or any of the Restricted Subsidiaries,

except, with respect to clauses (i) through (iv) above, for such encumbrances or restrictions existing under or by reason of:

(a)
agreements or instruments as in effect on the Issue Date (including the Existing Senior Secured Credit Facility and the indenture governing the Unsecured Notes) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements or instruments; provided that the encumbrance or restrictions contained in any such agreement or instrument as amended, restated, modified, renewed, supplemented, refunded, replaced or refinanced are not materially more restrictive, when taken together as a whole, than the encumbrances and restrictions contained in such agreements or instruments as in effect on the Issue Date;

(b)	the Indenture, the Security Documents and the Notes;

(c)	applicable law or any applicable rule or order of any Governmental Authority;

(d)
Acquired Debt; provided that such encumbrances and restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(e)	customary non-assignment and net worth provisions of any contract, lease or license entered into in the ordinary course of business;

(f)	customary restrictions on the transfer of assets subject to a Permitted Lien imposed by the holder of such Lien;

(g)
the agreements governing Refinancing Indebtedness; provided that such restrictions contained in any agreement governing such Refinancing Indebtedness are no more restrictive in any material respect than those contained in any agreements governing the Indebtedness being refinanced;

(h)
the provisions of any Indebtedness or other agreements existing on the Issue Date, as such agreements are in effect on the Issue Date, without giving effect to any amendment or supplement thereto or modification thereof, in each case, to the extent not more restrictive in any material respect than such provisions as in effect on the Issue Date;

(i)
any restrictions with respect to a Restricted Subsidiary imposed pursuant to a binding agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of such Restricted Subsidiary; provided that such restrictions only apply to the Equity Interests or assets of such Restricted Subsidiary being sold; and

(j)	customary restrictions imposed on the transfer of copyrighted, trademarked or patented materials.

Merger, Consolidation or Sale of Assets. No Issuer may consolidate or merge with or into (regardless of whether such Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for such Issuer and its Restricted Subsidiaries) in one or more related transactions to, any other Person, unless:

(i)
either (A) such Issuer is the surviving Person or (B) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is either (x) a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia or (y) if at least one Issuer following any such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, a limited liability company formed and existing under the laws of the United States of America, any state thereof or the District of Columbia;

(ii)
the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the Obligations of such Issuer under the Notes, the Indenture, the Security Documents, the Intercreditor Agreement and the Registration Rights Agreement, pursuant to a supplemental indenture to the Indenture and joinders, as applicable, to the Security Documents, the Intercreditor Agreement and the Registration Rights Agreement, each in a form reasonably satisfactory to the Trustee,

(iii)	immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default exists;

(iv)
such transaction would not result in the loss or suspension or material impairment of any Gaming License unless a comparable replacement Gaming License is effective prior to or simultaneously with such loss, suspension or material impairment; and

(v)	such Issuer, or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made:

(a)
would be permitted, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the first paragraph of the covenant described under “Limitation on Incurrence of Indebtedness”; or

(b)
would have a Consolidated Leverage Ratio, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, at least .25x less than the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction.

In the event of any transaction (other than a lease or a transfer of less than all of the Issuers’ assets) described in and complying with the conditions listed in the immediately preceding paragraph in which such Issuer is not the surviving Person, such surviving Person or transferee shall succeed to, and be substituted for, and may exercise every right and power of, such Issuer under, and such Issuer shall be discharged from its Obligations under, the Indenture, the Notes, the Security Documents and the Registration Rights Agreement, with the same effect as if such successor Person had been named as such Issuer herein or therein.

Limitation on Transactions with Affiliates. The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guaranty with, or for the benefit of, any Affiliate of the Issuers or any of the Restricted Subsidiaries (each of the foregoing, an “Affiliate Transaction”), except for:

(i)
Affiliate Transactions that, together with all related Affiliate Transactions, have an aggregate value of not more than $5.0 million; provided that such transactions are conducted in good faith and on terms that are no less favorable to such Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by such Issuer or such Restricted Subsidiary on an arm’s-length basis from a Person that is not an Affiliate of such Issuer or such Restricted Subsidiary;

(ii)
Affiliate Transactions that, together with all related Affiliate Transactions, have an aggregate value of not more than $10.0 million; provided that (a) a majority of the disinterested Managers of the Company or, if none, a disinterested committee appointed by the Managers of the Company for such purpose, determine that such transactions are conducted in good faith and on terms that are no less favorable to such Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by such Issuer or such Restricted Subsidiary on an arm’s-length basis from a Person that is not an Affiliate of such Issuer or such Restricted Subsidiary and (b) prior to entering into such transaction the Company shall have delivered to the Trustee an Officers’ Certificate certifying to such effect; or

(iii)
Affiliate Transactions for which the Company delivers to the Trustee an opinion issued by an accounting, appraisal or investment banking firm of national standing (other than Jefferies & Company, Inc. or any of its Affiliates) as to the fairness of such transaction to such Issuer or such Restricted Subsidiary from a financial point of view.

Notwithstanding the foregoing, the following will be deemed not to be Affiliate Transactions:

(a)	transactions between or among the Issuers and/or any or all of the Restricted Subsidiaries;

(b)	Restricted Payments permitted by the provisions of the Indenture described above under “Limitations on Restricted Payments;”

(c)
reasonable and customary compensation (including directors’ fees) paid to, and indemnity and customary employee benefit arrangements (including directors’ and officer’s liability insurance) provided for the benefit of, any director, officer, employee or consultant of the Company or any Restricted Subsidiary, or Manager of PGP, in each case entered into in the ordinary course of business and for services provided to the Company, such Restricted Subsidiary or PGP, respectively, as determined in good faith by the Managers of the Company;

(d)
any agreement or arrangement as in effect on the Issue Date among the Issuers and/or one or more Restricted Subsidiaries, on the one hand, and any officers or Managers thereof and/or any Affiliates of the Company, on the other hand (without giving effect to any amendment or supplement thereto or modification thereof, except for any such amendment, supplement, modification or replacement agreement that is not more disadvantageous to the Holders in any material respect than the original agreement thereof as in effect on the Issue Date), and any transactions contemplated thereby;

(e)	Permitted Investments; and

(f)
transactions with a joint venture engaged in a Related Business; provided that all the outstanding ownership interests of such joint venture are controlled only by the Company or the Restricted Subsidiaries and Persons who are not Affiliates of the Company.

Restriction on Sale and Issuance of Subsidiary Stock. The Issuers will not, and will not permit any Restricted Subsidiary to, issue or sell any Equity Interests (other than directors’ qualifying shares) of any Restricted Subsidiary to any Person other than the Company or a Wholly Owned Subsidiary of the Company; provided that the Company and the Restricted Subsidiaries may sell all (but not less than all) of the Capital Stock of a Restricted Subsidiary owned by the Company and the Restricted Subsidiaries if the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under “Limitation on Asset Sales.”

Rule 144A Information Requirement. The Issuers (and the Subsidiary Guarantors) will furnish to the Holders or beneficial holders of Notes, upon their written request, and to prospective purchasers thereof designated by such Holders or beneficial holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act for so long as is required for an offer or sale of the Notes to qualify for an exemption under Rule 144A.

Subsidiary Guarantors. The Issuers will cause each Restricted Subsidiary (other than a Foreign Subsidiary and other than a Restricted Subsidiary which is a co-issuer) to (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuers’ Obligations under the Notes and the Indenture on the terms set forth in the Indenture and (ii) deliver to the Trustee an Opinion of Counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation, of such Restricted Subsidiary, in each case subject to customary qualifications. Thereafter, such Restricted Subsidiary shall be a Subsidiary Guarantor for all purposes of the Indenture.

Release of Subsidiary Guarantors. Upon the sale or disposition (including by merger or sale or transfer of all of the Equity Interests) of a Subsidiary Guarantor (as an entirety) to a Person which is not and is not required to become a Subsidiary Guarantor, or the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of the covenants “—Limitation on Asset Sales” and “—Restriction on Sale and Issuance of Subsidiary Stock”), such Subsidiary Guarantor will be deemed released from its Obligations under the Indenture and its Subsidiary Guaranty and the Security Agreements; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of the Issuers or any Indebtedness of any other of the Restricted Subsidiaries shall also terminate upon such release, sale or transfer.

Additional Collateral. The Issuers will, and will cause each of the Subsidiary Guarantors to, grant to the Trustee a first priority security interest in all Collateral, whether owned on the Issue Date or thereafter acquired, and to execute and deliver all documents and to take all action reasonably necessary to perfect and protect such a security interest in favor of the Trustee (including, without limitation, the delivery in accordance with the Security Agreement of any applicable land mortgage, ship mortgage, title insurance policy, title survey, evidence of flood insurance or legal opinion), in each case subject to the terms of the Intercreditor Agreement.

Restrictions on Activities of Capital Corp. Capital Corp. may not hold any assets, become liable for any obligations or engage in any business activities; provided that Capital Corp. may be a co-obligor of (i) the Notes pursuant to the terms of the Indenture, (ii) the OED 13% Senior Notes due 2010 pursuant to the terms of the OED Indenture, (iii) Obligations under the Existing Senior Secured Credit Facility, (iv) the Unsecured Notes and (v) any other Indebtedness incurred by the Company pursuant to the covenant described above under “—Limitation on Incurrence of Indebtedness,” and in each case may engage in any activities directly related or necessary in connection therewith.

Entity Classification. The Company is classified as a Flow Through Entity and will not take, or fail to take, any action which would result in the Company no longer being classified as a Flow Through Entity except (i) pursuant to a Permitted C-Corp Conversion or (ii) any transaction permitted under the covenant “Merger, Consideration or Sale of Assets.”

Reports. Regardless of whether required by the rules and regulations of the Securities and Exchange Commission (the “SEC”), so long as any Notes are outstanding, the Company will furnish to the Trustee and Holders, within 15 days after the Company is or would have been required to file such with the SEC, (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including for each a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s independent certified public accountants and (ii) all information that would be required to be contained in a filing with the SEC on Form 8-K if the Company were required to file such reports. From and after the time the Company files a registration statement with the SEC with respect to the Notes, the Company shall, in lieu of providing such information to the Trustee and the Holders, file such information with the SEC so long as the SEC will accept such filings.

Each of the following constitutes an Event of Default under the Indenture:

(i)	default for 30 days in the payment when due of interest on the Notes;

(ii)	default in payment of principal (or premium, if any) on the Notes when due at maturity, redemption, by acceleration or otherwise;

(iii)
default in the performance or breach of the covenants in the Indenture described under “Repurchase Upon Change of Control,” or “Limitation on Asset Sales,” or “Merger, Consolidation or Sale of Assets;”

(iv)
failure by the Issuers or any Restricted Subsidiary for 60 days after written notice is given to the Issuers by the Trustee or to the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding to comply with any other agreements in the Indenture or the Notes;

(v)
an event of default occurs under (after giving effect to any waivers, amendments, applicable grace periods or any extension of any maturity date) any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuers or any Restricted Subsidiary (or the payment of which is guaranteed by the Issuers or any Restricted Subsidiary), whether such Indebtedness or guaranty now exists or is created after the Issue Date, if (a) either (1) such event of default results from the failure to pay principal of or interest on such Indebtedness or (2) as a result of such event of default the maturity of such Indebtedness has been accelerated (which acceleration has not been rescinded, annulled or otherwise cured within 20 days from the date of acceleration) and (b) the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment event of default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated (and the 20-day period described above has elapsed), exceeds $15.0 million in the aggregate;

(vi)
failure by the Issuers or any Restricted Subsidiary to pay final judgments (other than to the extent of any judgment as to which a reputable insurance company has accepted liability) aggregating in excess of $15.0 million, which judgments are not discharged, bonded or stayed within 60 days after their entry;

(vii)	the cessation of substantially all gaming operations of the Company and the Restricted Subsidiaries, taken as a whole, for more than 90 days, except as a result of an Event of Loss;

(viii)	any revocation, suspension, expiration (without previous or concurrent renewal) or loss of any Gaming License of the Company or any Restricted Subsidiary for more than 90 days;

(ix)
any Subsidiary Guaranty of a Subsidiary Guarantor which is a Significant Subsidiary ceases to be in full force and effect or shall be held in any judicial proceeding to be unenforceable or invalid or is declared null and void (other than in accordance with the terms of the Subsidiary Guaranty and the Indenture) or any Subsidiary Guarantor which is a Significant Subsidiary denies or disaffirms its Obligations under its Subsidiary Guaranty or the Security Documents (in each case, other than by reason of the termination of the Indenture or the release of any such Subsidiary Guaranty in accordance with the Indenture);

(x)
(A) any event of default under a Security Document (after giving effect to any applicable grace periods, applicable notice periods, waivers or amendments) or (B) the failure of the Issuers or any Restricted Subsidiary to comply with any material agreement or covenant in, or material provision of, any of the Security Documents, or any breach in any material respect of any material representation or warranty made by the Issuers or any Restricted Subsidiary in any Security Document, and the continuance of such failure or breach for a period of 30 days after written notice is given to the Issuers by the Trustee or to the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding;

(xi)
any of the Security Documents ceases to be in full force and effect or any of the Security Documents ceases to give the Trustee (or, in the case of a mortgage, ceases to give the Trustee or any other trustee under such mortgage) any of the Liens, rights, powers or privileges purported to be created thereby, or any of the Security Documents is declared null and void, or any of the Issuers or any Subsidiary Guarantor denies that it has any further liability under any Security Document to which it is a party or gives notice of such effect (in each case other than by reason of the termination of the Indenture or any such Security Document in accordance with its terms or the release of any Subsidiary Guarantor in accordance with the Indenture) and the continuance of such failure for a period of 30 days after written notice is given to the Issuers by the Trustee or to the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding; and

(xii)	certain events of bankruptcy or insolvency with respect to the Issuers, any of the Subsidiary Guarantors or any Restricted Subsidiary that is a Significant Subsidiary.

If an Event of Default occurs and is continuing, the Trustee may declare by written notice to the Issuers, or the Holders of at least 25% in principal amount of the then outstanding Notes may declare by written notice to the Issuers and the Trustee all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under paragraph (xii) above, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

The Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Trustee, may on behalf of the Holders of all of the Notes (i) waive any existing Default or Event of Default and its consequences under the Indenture (x) except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes or (y) a Default or an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected or supermajority approval, which Default or Event of Default may be waived only with the consent of each outstanding Note affected or such supermajority approval, respectively, and/or (ii) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

The Issuers are required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member or controlling person of any of the Issuers or any Subsidiary Guarantor, as such, has any liability for any obligations of any of the Issuers or any Subsidiary Guarantor under the Notes, any Subsidiary Guaranty, the Indenture, the Security Documents or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the Additional Notes and the Subsidiary Guarantees. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding Notes and the Subsidiary Guarantors’ obligations discharged with respect to the Subsidiary Guarantees (“Legal Defeasance”) (whereupon the Security Documents shall terminate and the Trustee shall release the Collateral from the Liens created by the Security Documents as provided above under “Security”) except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Issuers’ obligations concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ and the Subsidiary Guarantors’ obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations released with respect to certain material covenants that are described herein and the Subsidiary Guarantors’ obligations discharged with respect to the Subsidiary Guarantees (“Covenant Defeasance”) (whereupon the Security Documents shall terminate and the Trustee shall release the Collateral from the Liens created by the Security Documents as provided above under “Security”) and thereafter any omission to comply with such obligations, shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance,

(i)
the Issuers must irrevocably deposit or cause to be irrevocably deposited with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(ii)
in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii)
in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv)
no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds (whether on a secured or unsecured basis) to be applied to such deposit);

(v)
such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuers or any of the Subsidiaries is a party or by which the Issuers or any of the Subsidiaries is bound;

(vi)
the Issuers must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(vii)
each of the Issuers must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating, subject to certain factual assumptions and bankruptcy and insolvency exceptions, that all conditions precedent provided for in the Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The Indenture provides that the Issuers may terminate their obligations and the obligations of the Subsidiary Guarantors under the Indenture, the Notes, the Subsidiary Guarantees and the Security Documents (except as described below) (whereupon the Trustee shall release the Collateral from the Liens created by the Security Documents as provided above under “Security”) when:

(1)	either:

(a)
all the Notes previously authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced and Notes for whose payment money has theretofore been deposited with the Trustee or the paying agent in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or a Subsidiary Guarantor or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)
(i) all Notes have been called for redemption pursuant to the provisions under “Redemption—At the Option of the Issuers” by mailing to holders a notice of redemption, (b) all Notes will become due and payable at their stated maturity within one year or (c) all Notes otherwise have become due and payable; and

(A)
the Issuers have irrevocably deposited or caused to, be irrevocably deposited with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, and interest and liquidated damages, if any, on the Notes to the date of redemption or maturity, as the case may be, together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(B)
no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing (whether on a secured or unsecured basis) of funds to be applied to such deposit (including, without limitation, the incurrence of any Lien in connection therewith));

(C)
such deposit shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Issuers, any of the Subsidiary Guarantors or any of the Restricted Subsidiaries are a party or by which the Issuers, any of the Subsidiary Guarantors or any of the Restricted Subsidiaries are bound; and

(2)
each of the Issuers and the Subsidiary Guarantors has paid all other sums payable by it under the Indenture, the Notes, the Subsidiary Guarantees, the Intercreditor Agreement and the Security Documents; and

(3)	we shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel confirming the satisfaction of all conditions set forth in clauses (1) and (2) above.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers will not be required to transfer or exchange any Note selected for redemption. The Issuers will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

Except as provided in the three succeeding paragraphs, the Indenture, the Notes, the Subsidiary Guarantees and, subject to the Intercreditor Agreement, the Security Documents may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes) and any existing Default or Event of Default (except certain payment defaults) or compliance with any provision of the Indenture, the Notes, the Subsidiary Guarantees or, subject to the Intercreditor Agreement, the Security Documents may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(i)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(ii)
reduce the principal of, or the premium (including, without limitation, redemption premium but not including, except as described in clause (iii) below, any redemption premium relating to the covenants “—Repurchase Upon Change of Control” and “—Limitation on Asset Sales”) on, or change the fixed maturity of, any Note;

(iii)	alter the price at which repurchases of the Notes may be made pursuant to an Excess Proceeds Offer or Change of Control Offer after the corresponding Asset Sale or Change of Control has occurred;

(iv)	reduce the rate of or change the time for payment of interest, including default interest, on any Note (other than any advance notice requirement with respect to any redemption of the Notes);

(v)
waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on, or redemption payment with respect to, any Note (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(vi)	make any Note payable in money other than that stated in the Notes;

(vii)	make any change in the provisions of the Indenture relating to waivers of past Defaults with respect to, or the rights of Holders to receive, payments of principal of or interest on the Notes;

(viii)
waive a redemption payment with respect to any Note (other than for the avoidance of doubt, except as described in clause (iii) above, provisions relating to or payments required by the covenants described under the covenants “—Repurchase Upon Change of Control” and “—Limitation on Asset Sales”);

(ix)	adversely affect the contractual ranking of the Notes or Subsidiary Guarantees; or

(x)	make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing and subject to the Intercreditor Agreement, no portion of the collateral may be released from the Lien of the Security Documents (except in accordance with the provisions of the Indenture and the Security Documents), and none of the Security Documents or the provisions of the Indenture relating to the Collateral may be amended or supplemented, and the rights of any Holders thereunder may not be waived or modified, without, in each case, the consent of the Holders of at least 75% in aggregate principal amount of the then outstanding Notes.

Notwithstanding the foregoing and subject to the Intercreditor Agreement, without the consent of the Holders, the Issuers, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture, the Notes, the Subsidiary Guarantees or, subject to the Intercreditor Agreement, the Security Documents to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of any of the Issuers’ or the Subsidiary Guarantors’ obligations to Holders in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture or the Notes, to release any Subsidiary Guaranty permitted to be released under the terms of the Indenture, or to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided that, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

 Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means Indebtedness of a Person or any of its subsidiaries existing at the time such Person is merged with or into the Company or a Restricted Subsidiary, becomes a Restricted Subsidiary or Indebtedness assumed in connection with the acquisition of assets from such Person other than Indebtedness incurred in connection with, or in contemplation of, such Person merging with or into the Company or a Restricted Subsidiary or becoming a Restricted Subsidiary or such acquisition of assets.

“Additional Notes Cap” means, as of any date of determination, the maximum amount of additional Notes that could be issued under the Indenture without causing the Secured Leverage Ratio to exceed 2.0 to 1.0.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, will mean (a) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise or (b) beneficial ownership of 10% or more of the voting securities of such Person. Notwithstanding the foregoing and for the avoidance of doubt, Jefferies & Company, Inc. shall be deemed not to be an Affiliate of PGP, the Company or any Restricted Subsidiary.

“Applicable Capital Gain Tax Rate” means a rate equal to the sum of:

(a)	the highest marginal Federal income tax rate applicable to net capital gain of an individual who is a citizen of the United States, plus

(b)
to the extent the relevant entity is subject to treatment on a basis under applicable state or local income tax law substantially similar to a Federal Flow Through Entity, (x) the greatest of (i) an amount equal to the sum of the highest marginal state and local income tax rates applicable to net capital gain of an individual who is a resident of the State of California, (ii) an amount equal to the sum of the highest marginal state and local income tax rates applicable to net capital gain of an individual who is a resident of the State of Louisiana, and (iii) an amount equal to the sum of the highest marginal state and local income tax rates applicable to net capital gain of an individual who is a resident of the State of Iowa, multiplied by (y) a factor equal to 1 minus the highest marginal Federal income tax rate described in clause (a) above.

“Applicable Income Tax Rate” means a rate equal to the sum of:

(a)	the highest marginal Federal ordinary income tax rate applicable to an individual who is a citizen of the United States, plus

(b)
to the extent the relevant entity is subject to treatment on a basis under applicable state or local income tax law substantially similar to a Federal Flow Through Entity, (x) the greatest of (i) an amount equal to the sum of the highest marginal state and local ordinary income tax rates applicable to an individual who is a resident of the State of California, (ii) an amount equal to the sum of the highest marginal state and local ordinary income tax rates applicable to an individual who is a resident of the State of Louisiana, and (iii) an amount equal to the sum of the highest marginal state and local income tax rates applicable to net capital gain of an individual who is a resident of the State of Iowa, multiplied by (y) a factor equal to 1 minus the highest marginal Federal income tax rate described in clause (a) above.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(i)	1.0% of the principal amount of such Note; or

(ii)	the excess of:

(a)
the present value at such redemption date of (i) the redemption price of the Note at August 15, 2012 (such redemption price being set forth in the table appearing above under the caption “—Redemption—At the Option of the Issuers”) plus (ii) all required interest payments due on the Note through August 15, 2012 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of such Note, if greater.

“Asset Sale” means:

(i)
any direct or indirect sale, assignment, transfer, lease, conveyance, or other disposition (including, without limitation, by way of merger or consolidation) (collectively, a “transfer”), other than in the ordinary course of business, of any assets of the Company or any Restricted Subsidiary; or

(ii)
direct or indirect issuance or sale of any Equity Interests of any Restricted Subsidiary (other than directors’ qualifying shares), in each case to any Person (other than the Company or a Restricted Subsidiary).

For purposes of this definition, (a) any series of transactions that are part of a common plan shall be deemed a single Asset Sale and (b) the term “Asset Sale” shall not include:

(1)	any exchange of gaming equipment or furniture, fixtures or other equipment for replacement items in the ordinary course of business,

(2)	any transaction or series of related transactions that have a fair market value (or result in gross proceeds) of less than $2.5 million,

(3)
any disposition of all or substantially all of the assets of the Company that is governed under and complies with the terms of the Indenture as described under “—Repurchase Upon Change of Control” and “Certain Covenants—Merger, Consolidation or Sale of Assets,”

(4)	any Investments that are not prohibited by the covenant described under “Certain Covenants—Limitation on Restricted Payments,”

(5)	(A) any transfer of inventory, equipment, receivables or other assets acquired and held for resale in the ordinary course of business or (B) any transfer or liquidation of Cash Equivalents,

(6)
any transfer of damaged, worn out or other obsolete personal property so long as such property is no longer necessary for the proper conduct of the business of the Company or such Restricted Subsidiary, as applicable,

(7)	any grant of any Liens not otherwise prohibited by the Indenture, or

(8)
any transfer of properties or assets by (i) the Issuers or a Subsidiary Guarantor to the Issuers or any Subsidiary Guarantor, or (ii) any Restricted Subsidiary that is not a Subsidiary Guarantor to the Company or any other Restricted Subsidiary.

“Bankruptcy Code” means the United States Bankruptcy Code, codified at 11 U.S.C. §101-1330, as amended.

“beneficial owner ” has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable, except that a “person” shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

“Business Day” means any day other than a Legal Holiday.

“Capital Corp.” means Peninsula Gaming Corp., a Delaware corporation, and its successors in accordance with the terms of the Indenture, and not any of its subsidiaries.

“Capital Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means, (i) with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (ii) with respect to a limited liability company, any and all membership interests, (iii) with respect to any other Person, any and all partnership or other equity interests of such Person.

“Cash Equivalent” means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $250.0 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor’s Corporation or at least P-2 or the equivalent thereof by Moody’s Investors Service, Inc. and in each case maturing within one year after the date of acquisition; (iii) investments in money market funds substantially all of whose assets comprise securities of the type described in clauses (i) and (ii) above and (iv) repurchase obligations for underlying securities of the types and with the maturities described above.

“Change of Control” means the occurrence of any of the following events:

(i)
any merger or consolidation of the Company or PGP with or into any Person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company or PGP, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person) is or becomes the “beneficial owner,” directly or indirectly, of more than 50% of the total voting power in the aggregate of the Voting Stock of the transferee(s) or surviving entity or entities;

(ii)
any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person) is or becomes the “beneficial owner,” directly or indirectly, of more than 50% of the total voting power in the aggregate of the Voting Stock of the Company or PGP;

(iii)
after any bona fide underwritten registered public offering of Capital Stock of the Company, during any period of 24 consecutive months after the Issue Date individuals who at the beginning of any such 24-month period constituted the Managers of the Company (together with any new Managers whose election by such Managers or whose nomination for election by the Members was approved by a vote of a majority of the Managers then still in office who were either Managers at the beginning of such period or whose election or nomination for election was previously so approved, including new Managers designated in or provided for in an agreement regarding the merger, consolidation or sale, transfer or other conveyance, of all or substantially all of the assets of the Company, if such agreement was approved by a vote of such majority of Managers) cease for any reason to constitute a majority of the Managers of the Company then in office; provided, however, that there shall be no Change of Control pursuant to this clause (iii) if during such 24-month period any of the Excluded Persons continues to control or manage, directly or indirectly, the day-to-day operations of the Company;

(iv)	the Company adopts a plan of liquidation or dissolution; or

(v)	the first day on which the Company fails to own 99% of the issued and outstanding Equity Interests of Capital Corp.;

provided that a “Change of Control” shall not occur solely by reason of a Permitted C-Corp Conversion.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company ” means Peninsula Gaming, LLC, a Delaware limited liability company, and its successors in accordance with the terms of the Indenture, and not any of its subsidiaries.

“Consolidated EBITDA” means, with respect to any Person (the referent Person) for any period, the sum of Consolidated Net Income of such Person and the Restricted Subsidiaries for such period, without duplication;

plus (i) consolidated income tax expense of such Person and the Restricted Subsidiaries paid or accrued in accordance with GAAP for such period and the amount of Permitted Tax Distributions subtracted from Net Income in the determination of the Consolidated Net Income of such Person for such period;

plus (ii) Consolidated Interest Expense, to the extent deducted in computing such Consolidated Net Income;

plus (iii) Consolidated Non-Cash Charges, to the extent deducted in computing such Consolidated Net Income;

plus (iv) Pre-Opening Expenses, to the extent deducted in computing such Consolidated Net Income;

plus (v) Restricted Payments to Excluded Persons to the extent deducted in computing such Consolidated Net Income; and

minus (vi) (x) extraordinary non-cash gains increasing such Consolidated Net Income and (y) the amount of all cash payments made by such Person or any of the Restricted Subsidiaries during such period to the extent such payments relate to non-cash charges that were added back in determining Consolidated EBITDA for such period or any prior period.

“Consolidated Interest Expense” means, with respect to any Person for any period, (a) (i) the consolidated interest expense of such Person and the Restricted Subsidiaries for such period, net of interest income, whether capitalized, paid, accrued or scheduled to be paid or accrued (including amortization of original issue discount, noncash interest payment, the interest component of Capital Lease Obligations and all commissions, discounts and other fees and charges owed with respect to bankers’ acceptances and letters of credit financings) plus (ii) to the extent not already included in such consolidated interest expense, all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Capital Stock of such Person or any Disqualified Capital Stock of any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Capital Stock) or to the Company or a Restricted Subsidiary of the Company, in the case of each of clauses (i) and (ii), to the extent such expense was deducted in computing Consolidated Net Income of such Person for such period less (b) amortization expense, write-off of deferred financing costs and any charge related to any premium or penalty paid, in each case accrued during such period in connection with any transaction or proposed transaction to redeem, refinance, repurchase, exchange or retire any Indebtedness before its stated maturity, as determined in accordance with GAAP, to the extent such expense, cost or charge was included in the calculation made pursuant to clause (a) above less (c) any premiums, fees and expenses (including the amortization thereof) payable in connection with the Proposed Gaming Acquisition, the offering of the Notes and the Unsecured Notes and the application of the net proceeds therefrom or any other refinancing or repayment of Indebtedness shall be excluded from this definition to the extent such premium, fee or expense was included in the calculation made pursuant to clause (a) above.

“Consolidated Leverage Ratio” means, with respect to any Person and its Restricted Subsidiaries, as at any date of determination, the ratio of Consolidated Total Indebtedness as at such date to Consolidated EBITDA for the most recently ended four consecutive fiscal quarters for which financial statements of such Person are available immediately prior to such date of determination, in each case with such pro forma adjustments to Consolidated Total Indebtedness and Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Interest Coverage Ratio.”

“Consolidated Net Income” means, with respect to any Person (the referent Person) for any period, the sum of (a) the aggregate of the Net Income of such Person and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that (i) the Net Income of any other Person (other than a Restricted Subsidiary of the referent Person) shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Subsidiary of the referent Person, and (ii) the Net Income of any Restricted Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organizational documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners, (b) Consolidated Non-Cash Charges described in clauses (b)(i)-(iv) of the definition of “Consolidated Non-Cash Charges,” of such Person and the Restricted Subsidiaries to the extent deducted in computing such Net Income and (c) without duplication, the write-off of deferred financing costs, discounts and any charges related to any premium or penalty paid, in each case accrued during such period in connection with the redemption or retirement of Indebtedness in connection with the Transactions, as determined in accordance with GAAP, to the extent such expense, cost, discount or charge was deducted in computing such Net Income.

“Consolidated Net Worth” means, with respect to any Person, the total stockholders’ (or members’) equity of such Person determined on a consolidated basis in accordance with GAAP, adjusted to exclude (to the extent included in calculating such stockholders’ (or members’) equity), (i) the amount of any such stockholders’ (or members’) equity attributable to Disqualified Capital Stock or treasury stock of such Person and its consolidated subsidiaries, and (ii) all upward revaluations and other write-ups in the book value of any asset of such Person or a consolidated subsidiary of such Person subsequent to the Issue Date, and (iii) all Investments in subsidiaries of such Person that are not consolidated subsidiaries and in Persons that are not subsidiaries of such Person.

“Consolidated Non-Cash Charges” means, with respect to any Person for any period, (a) the aggregate depreciation and amortization expense for such Person and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP and (b) all other non-cash charges of such Person and the Restricted Subsidiaries for such period, in each case, determined on a consolidated basis in accordance with GAAP, including, without limitation, non-cash charges related to (i) any non-cash expense realized or resulting from Management Arrangements, including the pricing or repricing or issuances of Equity Interests of the Company or PGP to employees of the Company (whether accruing at or subsequent to the time of such repricing or issuance), (ii) impairment of goodwill, intangibles or fixed assets, (iii) purchase accounting adjustments, and (iv) restructuring charges, non-capitalized transaction costs and other non-cash charges incurred in connection with actual or proposed Investments, financings, refinancings, amendments or modifications to the Notes or other Indebtedness, acquisitions or divestitures (including, without limitation, the Proposed Gaming Acquisition, borrowings under the Existing Senior Secured Credit Facility, the issuance of the Notes or the Unsecured Notes or any refinancing of any of the foregoing) of such Person and the Restricted Subsidiaries for such period; but, in each case, excluding (x) any such charges constituting an extraordinary item or loss and (y) any such charge which requires an accrual of or a reserve for cash charges for any future period.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the aggregate amount of all Indebtedness of any Person and its Restricted Subsidiaries outstanding as of such date of determination, determined on a consolidated basis in accordance with GAAP.

“Default ” means any event that is, or after notice or the passage of time or both would be, an Event of Default.

“Disqualified Capital Stock” means any Equity Interest that (i) either by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) is or upon the happening of an event would be required to be redeemed or repurchased prior to the final stated maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final stated maturity, or (ii) is convertible into or exchangeable at the option of the issuer thereof or any other Person for debt securities that are pari passu or senior in respect of payment to the Notes. Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Capital Stock solely because such Equity Interests mature or become mandatorily redeemable, or give the holders thereof the right to require the Company to repurchase such Equity Interests, in each case, upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Capital Stock if the terms of such Equity Interests provide that the Company may not repurchase or redeem any such Equity Interests pursuant to such provisions prior to the Company’s purchase of the Notes as are required to be purchased pursuant to the provisions of the Indenture as described under “—Repurchase Upon Change of Control” and “—Certain Covenants—Limitation on Asset Sales.”

“Diamond Jo” means the Diamond Jo casino and related facilities in Dubuque, Iowa.

“Diamond Jo Worth” means the Diamond Jo Worth casino and related facilities in Northwood, Iowa.

“DJL” means Diamond Jo, LLC, a Delaware limited liability company.

“Equity Holder” means (a) with respect to a corporation, each holder of stock of such corporation, (b) with respect to a limited liability company or similar entity, each member of such limited liability company or similar entity, (c) with respect to a partnership, each partner of such partnership, (d) with respect to any entity described in clause (a)(iv) of the definition of “Flow Through Entity,” the owner of such entity, and (e) with respect to a trust described in clause (a)(v) of the definition of “Flow Through Entity,” an owner thereof.

“Equity Interests” means Capital Stock or warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means (i) an underwritten offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with and declared effective by the SEC in accordance with the Securities Act or (ii) an offering of Qualified Capital Stock of the Company pursuant to an exemption from the registration requirements of the Securities Act.

“Event of Loss” means, with respect to any property or asset, any (i) loss or destruction of, or damage to, such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

“Excluded Person” means (i) PGP, (ii) PGP Investors, LLC, (iii) M. Brent Stevens, (iv) Michael S. Luzich, (v) OEDA, (vi) any Affiliate or Manager of PGP, PGP Investors, LLC, OEDA, M. Brent Stevens or Michael S. Luzich (collectively, the “Existing Holders”), (vii) any trust, corporation, partnership or other entity (a) controlled by the Existing Holders and members of the immediate family of the Existing Holders or (b) 80% of the beneficiaries, stockholders, partners or owners of which consist solely of the Existing Holders and members of the immediate family of the Existing Holders or (viii) any partnership the sole general partners of which consist solely of the Existing Holders and members of the immediate family of the Existing Holders.

“Existing Senior Secured Credit Facility” means (i) that certain Loan and Security Agreement, dated as of June 16, 2004 (the “PGL Credit Facility”), by and among DJL, OED and Wells Fargo Foothill, Inc., including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced from time to time, including any agreement extending the maturity thereof, refinancing, replacing, supplementing or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing or supplementing the amount loaned or issued thereunder or altering the maturity thereof, whether pursuant to a credit agreement, indenture or other debt facility (any of the foregoing, an “Amendment”) and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Existing Senior Secured Credit Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time; provided, the Company and the Restricted Subsidiaries, taken as a whole, do not incur Indebtedness pursuant to any Amendment defined in clause (i) or any Indebtedness incurred under clause (ii) in an aggregate principal amount at any time outstanding in excess of the maximum aggregate principal amount of Indebtedness permitted to be incurred pursuant to clause (i) of the covenant “Limitation on Incurrence of Indebtedness.”

“FF&E” means furniture, fixtures and equipment (including Gaming Equipment) acquired by the Issuers and the Restricted Subsidiaries in the ordinary course of business for use in the construction and business operations of the Company or the Restricted Subsidiaries.

“FF&E Financing” means Indebtedness, the proceeds of which are used solely by the Issuers and the Restricted Subsidiaries (and concurrently with the incurrence of such Indebtedness) to acquire or lease or improve or refinance, respectively, FF&E; provided that (x) the principal amount of such FF&E Financing does not exceed the cost (including sales and excise taxes, installation and delivery charges, capitalized interest and other direct fees, costs and expenses) of the FF&E purchased or leased with the proceeds thereof or the cost of such improvements, as the case may be, and (y) such FF&E Financing is secured only by the assets so financed and assets which, immediately prior to the incurrence of such FF&E Financing, secured other Indebtedness of the Issuers and the Restricted Subsidiaries (to the extent such other Indebtedness and the Liens securing such other Indebtedness are permitted under the Indenture) to the lender of such FF&E Financing.

“Flow Through Entity” means an entity that for Federal income tax purposes constitutes (i) an “S corporation” (as defined in Section 1361(a) of the Code), (ii) a “qualified subchapter S subsidiary” (as defined in Section 1361(b)(3)(B) of the Code), (iii) a “partnership” (within the meaning of Section 7701(a)(2) of the Code) other than a “publicly traded partnership” (as defined in Section 7704 of the Code), (iv) an entity that is disregarded as an entity separate from its owner under the Code, the Treasury regulations or any published administrative guidance of the Internal Revenue Service, or (v) a trust, the income of which is includible in the taxable income of the grantor or another person under sections 671 through 679 of the Code (the entities described in the immediately preceding clauses (i), (ii), (iii), (iv) and (v), a “Federal Flow Through Entity”).

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is also a Foreign Subsidiary.

“Foreign Subsidiary” means any Subsidiary which (i) is not organized under the laws of the United States, any state thereof or the District of Columbia and (ii) conducts substantially all of its business operations outside the United States of America.

“GAAP” means generally accepted accounting principles, as in effect from time to time, set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and in the rules and regulations of the SEC.

“Gaming Authorities” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States Federal government, any foreign government, any state, province or city or other political subdivision or otherwise, whether now or hereafter existing, or any officer or official thereof, including, without limitation, the Iowa Gaming Commission, the Louisiana Gaming Control Board, the Louisiana State Racing; Commission and any other agency, in each case, with authority to regulate any gaming or racing operation (or proposed gaming or racing operation) owned, managed or operated by the Company or any of the Subsidiaries.

“Gaming Equipment” means slot machines, video poker machines, and all other gaming equipment and related signage, accessories and peripheral equipment.

“Gaming FF&E Financing” means FF&E Financing, the proceeds of which are used solely by the Issuers and the Restricted Subsidiaries to acquire or lease FF&E that constitutes Gaming Equipment.

“Gaming Licenses” means every material license, material franchise, material registration, material qualification, findings of suitability or other material approval or authorization required to own, lease, operate or otherwise conduct or manage riverboat, dockside or land-based gaming or racing activities in any state or jurisdiction in which the Company or any of the Restricted Subsidiaries conducts business (including, without limitation, all such licenses granted by the Gaming Authorities), and all applicable liquor and tobacco licenses.

“Gaming Property” means: (i) the Diamond Jo, the Diamond Jo Worth and the Evangeline Downs horse racetrack and casino, in each case, so long as it is owned by the Company or a Restricted Subsidiary and (ii) any other gaming facility or gaming operation owned and controlled or to be owned and controlled after the Issue Date by the Company or a Restricted Subsidiary and that contains, or that based upon a plan approved by the Company’s Managers will contain upon the completion of the construction or development thereof, an aggregate of at least 500 slot machines or other gaming devices; provided, in each case, that the property and assets (other than Excluded Assets) of such Gaming Property constitute Collateral.

“Gaming Property Financing” means a financing, in whole or in part, of (x) the acquisition of any Gaming Property, (y) the construction of any Gaming Property (but only to the extent that the proceeds of such Indebtedness are used to acquire land, furniture, fixtures and equipment, prepare the site or construct improvements thereon) or (z) an investment in any Gaming Property.

“Government Securities ” means (i) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Security or a specific payment of principal of or interest on any such Government Security held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Security or the specific payment of principal of or interest on the Government Security evidenced by such depository receipt.

“Governmental Authority” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof, and any maritime authority.

“guaranty ” or “guarantee,” used as a noun, means any guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other Obligation. “guarantee” or “guaranty” used as a verb, has a correlative meaning.

“Hedging Obligations” means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements, interest rate exchange agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, including any arrangement whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount.

“Holder” means the Person in whose name a Note is registered in the register of the Notes.

“Indebtedness ” of any Person means (without duplication) (i) all liabilities and obligations, contingent or otherwise, of such Person (a) in respect of borrowed money (regardless of whether the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, debentures, notes or other similar instruments, (c) representing the deferred purchase price of property or services (other than trade payables on customary terms incurred in the ordinary course of business), (d) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) representing Capital Lease Obligations, (f) under bankers’ acceptance and letter of credit facilities, (g) to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified Capital Stock, or (h) in respect of Hedging Obligations; (ii) all Indebtedness of others that is guaranteed by such Person; and (iii) all Indebtedness of others that is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; provided that the amount of such Indebtedness shall (to the extent such Person has not assumed or become liable for the payment of such Indebtedness) be the lesser of (1) the fair market value of such property at the time of determination and (2) the amount of such Indebtedness. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The principal amount outstanding of any Indebtedness issued with original issue discount is the accreted value of such Indebtedness.

“Interest Coverage Ratio” means, for any period, the ratio of (i) Consolidated EBITDA of the Company for such period, to (ii) Consolidated Interest Expense of the Company for such period. In calculating Interest Coverage Ratio for any period, (a) pro forma effect shall be given to the incurrence, repayment or retirement by the Company or any of the Restricted Subsidiaries of any Indebtedness (other than Indebtedness incurred in the ordinary course of business for general corporate purposes pursuant to working capital facilities) subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated, as if the same had occurred at the beginning of the applicable period; (b) acquisitions that have been made by the Company or any of the Restricted Subsidiaries, including all mergers and consolidations, subsequent to the commencement of such period shall be calculated on a pro forma basis, assuming that all such acquisitions, mergers and consolidations had occurred on the first day of such period, including giving effect to reductions in costs for such period that are directly attributable to the elimination of duplicative functions and expenses (regardless of whether such cost savings could then be reflected in pro forma financial statements under GAAP, Regulation S-X promulgated by the SEC or any other regulation or policy of the SEC) as a result of such acquisition, merger or consolidation; provided that (x) such cost savings were identified and quantified in an Officers’ Certificate delivered to the Trustee at the time of the consummation of such acquisition, merger or consolidation and such Officers’ Certificate states that such officers believe in good faith that actions will be commenced or initiated within 90 days of the consummation of such acquisition, merger or consolidation to effect such cost savings and sets forth the specific steps to be taken within the 90 days after such acquisition, merger or consolidation to accomplish such cost savings, and (y) with respect to each acquisition, merger or consolidation completed prior to the 90th day preceding such date of determination, actions were commenced or initiated by the Company or any of its Restricted Subsidiaries within 90 days of such acquisition, merger or consolidation to effect the cost savings identified in such Officers’ Certificate (regardless, however, of whether the corresponding cost savings have been achieved). Without limiting the foregoing, the financial information of the Company with respect to any portion of such period that falls before the Issue Date shall be adjusted to give pro forma effect to the issuance of the Notes and the application of the proceeds therefrom as if they had occurred at the beginning of such period.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans, guarantees, advances or capital contributions (excluding (i), payroll commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business, (ii) bona fide accounts receivable arising from the sale of goods or services in the ordinary course of business consistent with past practice and (iii) deposits and prepaid expenses incurred in the ordinary course of business or in connection with proposed transactions that are not consummated), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

“Iowa Gaming Commission” means the Iowa Racing and Gaming Commission, or any successor Gaming Authority.

“Issue Date” means the date upon which the Outstanding Notes were issued.

“Issuers ” means the Company and Capital Corp. and their respective successors in accordance with the terms of the Indenture, and not any of their respective subsidiaries.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, regardless of whether filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Management Arrangements ” means profits interests grants or similar equity interest arrangements, employment agreements, consulting agreements, management agreements, operating agreements and other similar arrangements by and among the Company, any Affiliate of the Company or any manager, officer, member, employee or consultant of the Company or such Affiliate and such or similar agreements as may be modified, supplemented, amended, entered into or restated from time to time consistent with industry; practice and approved by the Managers of PGP or the Company, provided that the aggregate amount of payments made to an Excluded Person (other than the Company or any of the Restricted Subsidiaries) pursuant to any such equity interest, employment, consulting, management, operating or similar agreements or arrangements for any fiscal year shall not exceed 4.0% of the Consolidated EBITDA of the Company for the immediately preceding fiscal year.

“Managers” means, with respect to any Person (i) if such Person is a limited liability company, the board member, board members, manager or managers appointed pursuant to the operating agreement of such Person as then in effect or (ii) otherwise, the members of the board of directors or other governing body of such Person.

“Members ” means the holders of all of the Voting Stock of the Company.

“Net Income” means, with respect to any Person for any period, (a) the net income (or loss) of such Person for such period, determined in accordance with GAAP, excluding (to the extent included in calculating such net income) (i) any gain or loss, together with any related taxes paid or accrued on such gain or loss, realized in connection with any asset sale or abandonment, including pursuant to sale-leaseback transactions, and (ii) any extraordinary gain or loss, together with any taxes paid or accrued on such gain or loss, reduced by (b) an amount equal to the amount of Permitted Tax Distributions actually made (without duplication) to any parent or equity holder of such Person for such period in accordance with clause (iii) of the second paragraph of “—Limitation on Restricted Payments” as though such amounts had been paid as income taxes directly by such Person for such period.

“Net Proceeds” means the aggregate proceeds received in the form of cash or Cash Equivalents in respect of any Asset Sale (including issuance or other payments in an Event of Loss and payments in respect of deferred payment obligations and any cash or Cash Equivalents received upon the sale or disposition of any non-cash consideration received in any Asset Sale, in each case when received), net of:

(i)
the reasonable and customary direct out-of-pocket costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), other than any such costs payable to an Affiliate of the Company,

(ii)
taxes required to be paid by the Company, any of the Subsidiaries, or any Equity Holder of the Company (or, in the case of any Company Equity Holder that is a Flow Through Entity, the Upper Tier Equity Holder of such Flow Through Entity) in connection with such Asset Sale in the taxable year that such sale is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carryforwards, and similar tax attributes,

(iii)	amounts required to be applied to the permanent repayment of Indebtedness in connection with such Asset Sale, and

(iv)
appropriate amounts provided as a reserve by the Company or any Restricted Subsidiary, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or such Restricted Subsidiary, as the case may be, after such Asset Sale (including, without limitation, as applicable, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations arising from such Asset Sale).

“Obligation ” means any principal, premium, interest, penalty, fee, indemnification, reimbursement, damage (including, without limitation, liquidated damages) and other obligation and liability payable under the documentation governing any liability.

“OED” means The Old Evangeline Downs, L.L.C., a Louisiana limited liability company.

“OEDA” means OED Acquisition, LLC, a Delaware limited liability company.

“OED 13% Senior Notes due 2010” means the 13% Senior Notes due 2010 with Contingent Interest issued under the OED Indenture.

“OED Indenture” means that certain Indenture, dated as of February 25, 2003, among OED, The Old Evangeline Downs Capital Corp., the Guarantors (as defined therein) and U.S. Bank National Association, as trustee.

“Officers’ Certificate” means the officers’ certificate to be delivered upon the occurrence of certain events as set forth in the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee. Such counsel may be an employee of or counsel to any of the Issuers, any Subsidiary of any of the Issuers or the Trustee.

“OTB Operations” means all of the assets and properties (other than the leases for such properties) of the Company and its subsidiaries (including, but not limited to, all Gaming Licenses) related to the business operation of any off-track betting parlor or similar facility operated or owned by the Company or such subsidiary.

“Peninsula Gaming” means Peninsula Gaming, LLC, a Delaware limited liability company.

“Permitted C-Corp Conversion” means a transaction resulting in the Company becoming subject to tax under the Code as a corporation (a “C Corporation”); provided that:

(1)
the C Corporation resulting from such transaction, if a successor to Peninsula Gaming, LLC, (a) is a corporation, limited liability company or other entity organized and existing under the laws of any state of the United States or the District of Columbia, (b) assumes all of the obligations of the Company under the Notes, the Registration Rights Agreement, the Security Documents and the Indenture pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee and (c) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction;

(2)	after giving effect to such transaction no Default or Event of Default exists;

(3)
prior to the consummation of such transaction, the Company shall have delivered to the Trustee (a) an Opinion of Counsel to the effect that the holders of the outstanding Notes will not recognize income gain or loss for Federal income tax purposes as a result of such Permitted C-Corp Conversion and will be subject to Federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Permitted C-Corp Conversion had not occurred and (b) an Officer’s Certificate as to compliance with all of the conditions set forth in paragraphs (1), (2) and (3)(a) above; and

(4)
such transaction would not (a) result in the loss or suspension or material impairment of any Gaming License unless a comparable replacement Gaming License is effective prior to or simultaneously with such loss, suspension or material impairment or (b) require any holder or beneficial owner of Notes to obtain a Gaming License or be qualified or found suitable under any applicable gaming or racing laws.

“Permitted Investments” means:

(i)
Investments by (a) any Issuer or any Subsidiary Guarantor in any Issuer or in any Subsidiary Guarantor or (b) any Restricted Subsidiary that is not a Subsidiary Guarantor in any Issuer or any other Restricted Subsidiary;

(ii)	Investments in Cash Equivalents;

(iii)
Investments in a Person, if, as a result of such Investment, such Person (a) becomes a Subsidiary Guarantor, or (b) is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuers or a Subsidiary Guarantor;

(iv)	Hedging Obligations;

(v)	Investments as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under the caption “Limitation on Asset Sales;”

(vi)	Investments existing on the Issue Date;

(vii)	Investments paid for solely with Capital Stock (other than Disqualified Capital Stock) of the Company;

(viii)	credit extensions to gaming customers in the ordinary course of business, consistent with industry practice;

(ix)
stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company (a) in satisfaction of judgments or (b) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy” or insolvency of trade creditors or customers;

(x)	loans or other advances to employees of the Company and the Subsidiaries in an aggregate amount not to exceed $2.5 million at any one time outstanding;

(xi)	intercompany Indebtedness incurred pursuant to clause (v) of the covenant “Limitation on Incurrence of Indebtedness;”

(xii)	Investments in the Notes and the Unsecured Notes; and

(xiii)	Investments not otherwise permitted by clauses (i) through (xii) above, not to exceed $20.0 million at any one time outstanding.

“Permitted Liens” means:

(i)
Liens securing Indebtedness of the Company or any of the Restricted Subsidiaries incurred pursuant to clause (i) of the second paragraph of the covenant under “Limitation on Incurrence of Indebtedness;”

(ii)
Liens arising by reason of any judgment, decree or order of any court for an amount and for a period not resulting in an event of default with respect thereto, so long as such Lien is being contested in good faith and is adequately bonded, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally adversely terminated or the period within which such proceedings may be initiated shall not have expired;

(iii)
security for the performance of bids, tenders, trade, contracts (other than contracts for the payment of borrowed money) or leases, surety and appeal, bonds performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business, consistent with industry practice;

(iv)
Liens for taxes, assessments or other governmental charges either (a) not yet delinquent or (b) that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or the Restricted Subsidiaries in accordance with GAAP;

(v)
Liens of carriers, warehousemen, mechanics, landlords, material men, suppliers, repairmen or other like Liens arising by operation of law in the ordinary course of business consistent with industry practices and Liens on deposits made to obtain the release of such Liens if (a) the underlying obligations are not overdue for a period of more than 30 days or (b) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company or the Restricted Subsidiaries in accordance with GAAP;

(vi)
easements, rights of way, zoning and similar restrictions and other similar encumbrances or title defects incurred in the ordinary course of business, and that do not materially detract from the value of the property subject thereto (as such property is used by the Company or a Restricted Subsidiary) or materially interfere with the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries;

(vii)
Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security legislation or otherwise arising from statutory or regulatory requirements of the Company or any of the Restricted Subsidiaries;

(viii)
Liens securing Refinancing Indebtedness incurred in compliance with the Indenture to refinance Indebtedness secured by Liens; provided, (a) such Liens do not extend to any additional property or assets; (b) if the Liens securing the Indebtedness being refinanced were subordinated to or pari passu with the Liens securing the Notes, the Subsidiary Guarantees or any intercompany loan, as applicable, such new Liens are subordinated to or pari passu with such Liens to the same extent, and any related subordination or intercreditor agreement is confirmed; and (c) such Liens are no more adverse to the interests of Holders than the Liens replaced or extended thereby;

(ix)
Liens that secure Acquired Debt or Liens on property of a Person existing at the time such Person is merged into or consolidated with, or such property was acquired by, the Company or any Restricted Subsidiary; provided that such Liens do not extend to or cover any other property or assets and were not put in place in anticipation of such acquisition, merger or consolidation;

(x)
any interest or title of a lessor under any Capital Lease Obligation or operating lease; provided that such Liens do not extend to any property or assets which are not leased property subject to such Capital Lease Obligation;

(xi)
Liens that secure Purchase Money Obligations, Capital Lease Obligations or FF&E Financing permitted to be incurred under the Indenture; provided that such Liens do not extend to or cover any property or assets other than those being acquired, leased or developed and property and assets which, immediately prior to the incurrence of such Purchase Money Obligations, Capital Lease Obligations or FF&E Financing, secured other Indebtedness of the Issuers and the Restricted Subsidiaries (to the extent such other Indebtedness and the Liens securing such other Indebtedness are permitted under the Indenture) to the lender of such Purchase Money Obligations, Capital Lease Obligations or FF&E Financing;

(xii)	whether or not existing on the Issue Date, Liens securing Obligations under the Indenture, the Notes, the Subsidiary Guarantees or the Security Documents;

(xiii)	with respect to any vessel included in the Collateral, certain maritime liens, including liens for crew’s wages and salvage;

(xiv)	Liens in favor of the Company or any Subsidiary Guarantor, in which a security interest has been granted to the Trustee to secure the payment of the Notes or a Subsidiary Guaranty, respectively;

(xv)
Liens arising from precautionary Uniform Commercial Code financing statement filing regarding operating leases entered into by the Company or any of the Subsidiaries in the ordinary course of business;

(xvi)	Liens incurred in the ordinary course of business securing Hedging Obligations, which Hedging Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(xvii)	Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(xviii)	Liens on a pledge of the Capital Stock of any Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary;

(xix)
leases or subleases granted to others not interfering in any material respect with the business of the Company or any of the Restricted Subsidiaries or materially detracting from the value of the relative assets of the Company or any Restricted Subsidiary;

(xx)
Liens securing reimbursement obligations with respect to commercial letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(xxi)	Liens securing intercompany Indebtedness incurred pursuant to clause (v) of the second paragraph of the covenant under “Limitation on Incurrence of Indebtedness;”

(xxii)
Liens securing guarantees by Subsidiary Guarantors of Indebtedness incurred by any Issuer or Subsidiary Guarantor that is secured by a Permitted Lien if such guarantees are permitted by the covenant “Limitation on Incurrence of Indebtedness;” and

(xxiii)
Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods.

“Permitted Tax Distributions” in respect of the Company means, with respect to any taxable year or portion thereof in which the Company is a Flow Through Entity, the sum of: (i) the product of (a) the excess of (1) all items of taxable income or gain (other than capital gain) of the Company for such year or portion thereof over (2) all items of taxable deduction or loss (other than capital loss) of the Company for such year or portion thereof and (b) the Applicable Income Tax Rate, plus (ii) the product of (a) the net capital gain (i.e., net long-term capital gain over net short-term capital loss), if any, of the Company for such year or portion thereof and (b) the Applicable Capital Gain Tax Rate, plus (iii) the product of (a) the net short-term capital gain (for this purpose, net short-term capital gain in excess of net long-term capital loss), if any, of the Company for such year or portion thereof and (b) the Applicable Income Tax Rate, minus (iv) the aggregate Tax Loss Benefit Amount for the Company for such year or portion thereof. For purposes of calculating the amount of the Permitted Tax Distributions the items of taxable income, gain, deduction or loss (including capital gain or loss) of any Subsidiary that is a Flow Through Entity (but only for periods for which such Subsidiary is treated as a Flow Through Entity), which items of income, gain, deduction or, loss are allocated to or otherwise treated as items of income, gain, deduction or loss of the Company for Federal income tax purposes, shall be included in determining the taxable income, gain, deduction or loss (including capital gain or loss) of the Company.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

“PGP” means Peninsula Gaming Partners, LLC, a Delaware limited liability company, the direct parent and sole manager of the Company, and the indirect parent of Capital Corp.

“Pre-Opening Expenses” means, with respect to any fiscal period, the amount of expenses (other than interest expense) incurred with respect to capital projects that are classified as “pre-opening expenses” on the applicable financial statements of the Issuer and its Restricted Subsidiaries for such period, prepared in accordance with GAAP.

“Proposed Gaming Acquisition” means the acquisition of the Amelia Belle Casino pursuant to the terms of that certain Purchase Agreement, dated as of June 18, 2009, by and among Columbia Properties New Orleans, L.L.C., AB Acquisition LLC and PGP, as such agreement may be amended and supplemented from time to time.

“Purchase Money Obligations” means Indebtedness representing, or incurred to finance (or to Refinance Indebtedness incurred to finance), the cost (i) of acquiring any assets (including FF&E) and (ii) of construction or build-out of facilities (including Purchase Money Obligations of any other Person at the time such other Person is merged with or into or is otherwise acquired by the Issuers); provided that (a) any Lien securing such Indebtedness does not extend to or cover any other asset or property other than the asset or property being so acquired, constructed or built and assets which, immediately prior to the incurrence of such Purchase Money Obligations, secured other Indebtedness of the Issuers and the Restricted Subsidiaries (to the extent such other Indebtedness and the Liens securing such other Indebtedness are permitted under the Indenture) to the lender of such Purchase Money Obligations and (b) such Indebtedness is (or the Indebtedness being Refinanced was) incurred, and any Liens with respect thereto are granted, within 180 days of the acquisition or commencement of construction or build-out of such property or asset.

“Qualified Capital Stock” means, with respect to any Person, Capital Stock of such Person other than Disqualified Capital Stock.

“Related Business” means any business in which PGP, the Company or any Subsidiary of the Company was engaged on the Issue Date and any and all other businesses that in the good faith judgment of the Managers of the Company are similar, related, ancillary or complementary to such business, including, but not limited to, the entertainment and hotel businesses and food and beverage distribution operations.

“Required Regulatory Redemption” means a redemption by the Issuers of any Holder’s Notes pursuant to, and in accordance with, any order of any Governmental Authority with appropriate jurisdiction and authority relating to a Gaming License, or to the extent necessary in the reasonable, good faith judgment of the Managers of the Company to prevent the loss, failure to obtain or material impairment or to secure the reinstatement of, any Gaming License, where such redemption or acquisition is required because the Holder or beneficial owner of Notes is required to be found suitable or to otherwise qualify under any gaming or similar laws and is not found suitable or so qualified within 30 days after being requested to do so (or such lesser period that may be required by any Governmental Authority).

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Payments” means:

(i)
any dividend or other distribution declared or paid on account of any Equity Interests of the Company or any of the Restricted Subsidiaries or any other payment to any Excluded Person or Affiliate thereof (other than, in each case, (a) dividends or distributions payable in Equity Interests (other than Disqualified Capital Stock) of the Company or (b) amounts payable to the Company or any Restricted Subsidiary);

(ii)
any payment to purchase, redeem or otherwise acquire or retire for value any Equity Interest of the Company, any Restricted Subsidiary or any other Affiliate of the Company (other than any such Equity Interest owned by the Company or any Restricted Subsidiary);

(iii)
any principal payment on, or purchase, redemption, defeasance or other acquisition or retirement for value of, any Indebtedness of the Company or any Subsidiary Guarantor that is contractually subordinated in right of payment to the Notes or such Subsidiary Guarantor’s Subsidiary Guaranty thereof, as the case may be, prior to any scheduled principal payment, sinking fund payment or other payment at the stated maturity thereof; or

(iv)	any Restricted Investment.

“Restricted Subsidiary” means any Subsidiary which at the time of determination is not an Unrestricted Subsidiary.

“Return from Unrestricted Subsidiaries” means (a) 50% of any dividends or distributions received by the Company or a Restricted Subsidiary from an Unrestricted Subsidiary, to the extent that such dividends or distributions were not otherwise included in Consolidated Net Income of the Company, plus (b) to the extent not otherwise included in Consolidated Net Income of the Company, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the sale or liquidation of any Unrestricted Subsidiaries, plus (c) to the extent that any Unrestricted Subsidiary of the Company is designated to be a Restricted Subsidiary, the fair market value of the Company’s Investment in such Subsidiary on the date of such designation.

“Secured Debt” means Indebtedness of the Company or its Restricted Subsidiaries secured by a Lien (other than a Lien permitted to be incurred pursuant to clauses (ii)-(vii), (x), (xiii)-(xvi) or (xviii)-(xxiii) of the definition of Permitted Liens).

“Secured Leverage Ratio” means, as of any date of determination, the ratio of (a) the aggregate principal amount of Secured Debt outstanding on such date (and, for this purpose, letters of credit will be deemed to have a principal amount equal to the face amount thereof, whether or not drawn) to (b) Consolidated EBITDA of the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination, in each case with such pro forma adjustments to Secured Debt and Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Interest Coverage Ratio.”

“Security Documents” means, collectively, the Security Agreement, the Mortgages and all mortgages, leasehold mortgages, deeds of trust, security agreements, pledge agreements, control agreements, collateral assignment agreements, collateral access agreements, intellectual property security agreements and other agreements, instruments, financing statements and other documents evidencing, creating, setting forth or limiting any Lien on Collateral in favor of the Trustee (or, in the case of mortgages, deeds of trust or similar agreements, in favor of the Trustee or another trustee thereunder), for the benefit of the Holders.

“Significant Subsidiary” shall have the meaning provided under Regulation S-X of the Securities Act, as in effect on the Issue Date.

“Specified Equity Contributions” means the Cash Equivalents or other assets (valued at their fair market value) received by the Company after the Issue Date from (i) contributions to its common equity capital, and (ii) the sale (other than to a Subsidiary of the Company) of Equity Interests (other than Disqualified Capital Stock) of the Company, in each case, designated as Specified Equity Contributions pursuant to an Officers’ Certificate on or promptly after the date such capital contributions are made or the date such Equity Interests are sold, as the case may be.

“subsidiary ” means, with respect to any Person, (i) any corporation, association or other business entity (including a limited liability company) of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (ii) any partnership in which such Person or any of its subsidiaries is a general partner.

“Subsidiary” means any subsidiary of the Company.

“Subsidiary Guarantor ” means any Subsidiary that has executed and delivered in accordance with the Indenture a Subsidiary Guaranty, and such Person’s successors and assigns.

“Subsidiary Guaranty ” means an unconditional and irrevocable guaranty by a Subsidiary Guarantor of the Obligations of the Issuers under the Notes and the Indenture, on a senior secured basis, as set forth in the Indenture, as amended from time to time in accordance with the terms thereof.

“Tax Loss Benefit Amount” means with respect to any taxable year, the amount by which the Permitted Tax Distributions would be reduced were a net operating loss or net capital loss from a prior taxable year of the Company ending subsequent to the first day of the taxable year of the Company following the taxable year that includes the Issue Date (such day, the “Loss Date”) carried forward to the applicable taxable year; provided that for such purpose the amount of any such net operating loss or net capital loss shall be used only once and in each case shall be carried forward to the next succeeding taxable year until so used. For purposes of calculating the Tax Loss Benefit Amount, the proportionate part of the items of taxable income, gain, deduction, or loss (including capital gain or loss) of any Subsidiary that is a Flow Through Entity for a taxable year of such Subsidiary ending subsequent to the Loss Date, which items of income, gain, deduction or loss are allocated to or otherwise treated as items of income, gain, deduction or loss of the Company for Federal income tax purposes, shall be included in determining the amount of net operating loss or net capital loss of the Company.

“Unsecured Notes” means the 10ѕ% senior notes due 2017 of the Issuers.

“Transactions” means the acquisition of Belle of Orleans, L.L.C., the issuance of the Outstanding Notes and the Unsecured Notes on the Issue Date and certain related transactions, in each case as described under the caption “Description of Related Transactions” in the Company’s current report on Form 8-K filed with the Securities Exchange Commission on July 15, 2009.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 15, 2012; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straightline basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided, however, that if the period from the redemption date to August 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary that, at or prior to the time of determination, shall have been designated by the Managers of the Company as an Unrestricted Subsidiary and each subsidiary of such Subsidiary; provided that such Subsidiary or any of its subsidiaries does not hold any Indebtedness or Capital Stock of, or any Lien on any assets of, the Company or any Restricted Subsidiary. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date. The Managers of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the Interest Coverage Ratio test set forth in the covenant described under the caption “Limitation on Incurrence of Indebtedness” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation. The Company shall be deemed to make an Investment in each Subsidiary designated as an Unrestricted Subsidiary immediately following such designation in an amount equal to the fair market value of the Investment in such Subsidiary and its subsidiaries immediately prior to such designation. Any such designation by the Managers of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Managers giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions and is permitted by the covenant described above under the caption “Limitation on Incurrence of Indebtedness.”

“Upper Tier Equity Holder” means, in the case of any Flow Through Entity the Equity Holder of which is, in turn, a Flow Through Entity, the person that is ultimately subject to tax on a net income basis on the items of taxable income, gain, deduction, and loss of the Company and the Subsidiaries that are Flow Through Entities.

“Voting Stock” means, with respect to any Person, (i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the Board of Directors, managers or trustees of such Person (regardless of whether at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency) and (ii) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (i) above.

“Warner Land” means the 93-acres of land adjacent to the racino acquired by OED from Bart C. Warner pursuant to the Sale with Mortgage, dated October 24, 2003.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years (rounded to the nearest one-twelfth) obtained by dividing (i) the then outstanding principal amount of such Indebtedness into (ii) the total of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

“Wholly Owned Subsidiary” of any Person means a subsidiary of such Person all the Capital Stock of which (other than directors’ qualifying shares) is owned directly or indirectly by such Person; provided that with respect to the Company, the term Wholly Owned Subsidiary shall exclude Unrestricted Subsidiaries.

DESCRIPTION OF UNSECURED NOTES

 General

 The terms of the unsecured outstanding notes and the unsecured exchange notes are identical, both of which are governed by the Indenture (defined below).

 The unsecured exchange notes offered hereby, which we refer to in this “Description of Unsecured Notes” as the “Additional Notes,” constitute an additional issuance by the Issuers (as defined below) of 10ѕ% Senior Unsecured Notes due 2017 pursuant to the indenture (the “Indenture”), dated as of August 6, 2009, among the Issuers, the Subsidiary Guarantors (as defined below) and U.S. Bank National Association, as trustee (the “Trustee”), under which the Issuers’ existing $305,000,000 in aggregate principal amount of 10¾% Senior Unsecured Notes due 2017, which we refer to in this “Description of Unsecured Notes” as the “Outstanding Notes,” were previously issued. The Additional Notes will be issued under the Indenture in a private transaction that is not subject to the registration requirements of the Securities Act of 1933, as amended. The Additional Notes will form a single series of debt with, and vote on any matter submitted to noteholders with, the Outstanding Notes. When we refer to the “Notes” in this “Description of Unsecured Notes,” we are referring to the Additional Notes together with the Outstanding Notes and any further additional notes referred to below under “Principal, Maturity and Interest,” unless the context otherwise requires.

The terms of the Additional Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Additional Notes are subject to all such terms, and the Holders are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the form of Indenture are available from the Issuers upon request as described below under the section of this offering circular entitled “Available Information and Incorporation by Reference.” You can find the definitions of certain terms used in this “Description of Unsecured Notes” under “Certain Definitions” and throughout this “Description of Unsecured Notes.”

The Additional Notes will be senior unsecured obligations of the Issuers and will rank senior in right of payment to all existing and future subordinated Indebtedness of the Issuers and pari passu in right of payment with all existing and future senior Indebtedness of the Issuers. The Additional Notes will be irrevocably and unconditionally guaranteed, jointly and severally, by the Subsidiary Guarantors on a senior unsecured basis, as described below under “Subsidiary Guarantors.” The Additional Notes and the Subsidiary Guarantees will be effectively subordinated to our and the Subsidiary Guarantors’ secured Indebtedness (including the Existing Senior Secured Credit Facility, the 8 ⅜% Senior Secured Notes due 2015 (the “Secured Notes”) and the related guarantees, FF&E Financings and Indebtedness represented by Capital Lease Obligations secured by Permitted Liens on our and their assets).

Under certain circumstances, the Issuers may designate certain Subsidiaries formed or acquired after the date of issuance of the Additional Notes as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture. As of the date of issuance of the Additional Notes, none of our subsidiaries is an Unrestricted Subsidiary.

The Additional Notes will be issued in registered form, without coupons, and in denominations of $2,000 and integral multiples of $1,000 in excess thereof.

 Issuers

As used in this “Description of Unsecured Notes”, all references to the “Issuers,” “we,” “our” or “us” mean Peninsula Gaming, LLC (the “Company”) and Peninsula Gaming Corp. (“Capital Corp.”) and their respective successors in accordance with the terms of the Indenture, and not any of their respective subsidiaries.

Capital Corp. is a wholly owned subsidiary of the Company that serves as a co-issuer of the Additional Notes in order to facilitate the offering of the Additional Notes. Capital Corp. does not and will not have any operations, assets or revenues. As a result, prospective investors should not expect Capital Corp. to participate in servicing the principal, interest, liquidated damages, if any, premium or any other payment obligations on the Notes. See “Certain Covenants—Restrictions on Activities of Capital Corp.”

 Principal, Maturity and Interest

The Indenture does not limit the aggregate principal amount of Notes that may be issued thereunder. We previously issued $305,000,000 in aggregate principal amount of the Outstanding Notes. On February 1, 2001, we issued additional notes in an aggregate principal amount of $50,000,000 for which we are issuing Additional Notes in exchange therefor. In addition, the Indenture provides that, subject to the covenant in the Indenture described under “Certain Covenants—Limitation on Incurrence of Indebtedness,” further additional notes may be issued thereunder from time to time, without the consent of the Holders of the Outstanding Notes or the Additional Notes, in an aggregate principal amount to be determined from time to time by the Issuers. The terms of the Outstanding Notes, the Additional Notes and the terms of any further additional notes that may be subsequently issued under the Indenture will be substantially identical other than the issuance dates and the dates from which interest will accrue and, prior to their exchange, if any, for publicly registered exchange notes, the CUSIP number and benefits of the registration rights agreement, including the right to be paid liquidated damages under certain circumstances as provided therein. Because, however, any further additional notes may not be fungible with the Additional Notes for federal income tax purposes, they may have a different CUSIP number or numbers, be represented by a different Global Note or Global Notes, and otherwise be treated as a separate class or classes of notes from the Additional Notes for other purposes, even if they are exchanged in a registered exchange offer for publicly registered exchange notes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Unsecured Notes,” references to the “Notes” include the Outstanding Notes, the Additional Notes and any further additional notes actually issued. The Outstanding Notes, the Additional Notes and any such further additional notes would be treated as a single series of notes under the Indenture and would vote together as one series on all matters with respect to the Notes, including with respect to the provisions of the Indenture described below under “Amendment, Supplement and Waiver.”

The Notes will mature on August 15, 2017. Interest on the Notes will be payable semiannually on August 15 and February 15 of each year, commencing on February 15, 2011, to Holders of record on the immediately preceding August 1 and February 1, respectively. The Notes bear interest at 10ѕ% per annum. Interest on the Notes accrues from the most recent date to which interest has been paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes are payable both as to principal and interest at the office or agency of the Issuers maintained for such purpose within the City of New York; provided that at the option of the Issuers, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of the Notes. Until otherwise designated by the Issuers, the Issuers’ office or agency is the office of the Trustee maintained for such purpose. If a payment date is a Legal Holiday, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

The Trustee currently acts as Paying Agent and Registrar. The Issuers may change the Paying Agent or Registrar without prior notice to Holders and, subject to certain exceptions, the Issuers or any of their respective Subsidiaries may act as Paying Agent or Registrar.

 Redemption

At the Option of the Issuers. Except as set forth below, the Notes are not redeemable at the Issuers’ option prior to August 15, 2013. Thereafter, the Notes will be subject to redemption at the option of the Issuers, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable date of redemption, if redeemed during the 12-month period beginning on August 15 of the years indicated below:

Year	Percentage
2013	105.375%
2014	103.583%
2015	101.792%
2016 and thereafter	100.000%

Equity Clawback. Notwithstanding the foregoing, at any time or from time to time, prior to August 15, 2012, we may redeem up to 35% of the aggregate principal amount of the outstanding Notes at a redemption price of 110.75% of their principal amount, plus accrued and unpaid interest, if any, through the date of redemption, with the net cash proceeds of one or more Equity Offerings; provided that (i) the redemption occurs within 60 days of the date of closing of such Equity Offering and (ii) at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after giving effect to each such redemption.

The restrictions on the optional redemption contained in the Notes do not limit the right of the Issuers or any of the Subsidiaries to separately make open market, privately negotiated or other purchases of the Notes from time to time.

Make-Whole Redemption. At any time prior to August 15, 2013, the Issuers may also redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

Required Regulatory Redemption. Notwithstanding any other provisions hereof, Notes to be redeemed pursuant to a Required Regulatory Redemption will be redeemable by the Issuers, in whole or in part, at any time, upon not less than 20 Business Days nor more than 60 days notice (or such earlier date as may be ordered by any applicable Governmental Authority) at a price equal to the lesser of (i) the Holder’s cost thereof and (ii) 100% of the principal amount thereof, plus in either case accrued and unpaid interest thereon, if any, to the date of redemption (or such earlier period as ordered by such Governmental Authority). Under the Indenture, the Issuers are not required to pay or reimburse any Holder or beneficial owner of the Notes for the expenses of any such Holder or beneficial owner related to the application for any Gaming License, qualification or finding of suitability in connection with a Required Regulatory Redemption. Such expenses of any such Holder or beneficial owner are, therefore, the obligation of such Holder or beneficial owner.

The Notes will not be entitled to any mandatory redemption (except for a Required Regulatory Redemption) or have the benefit of any sinking fund.

Redemption Procedures. If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee deems to be fair and appropriate; provided that Notes in denominations of $2,000 or less may not be redeemed in part. Except in the case of a Required Regulatory Redemption or Mandatory Redemption requiring less notice, notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at such Holder’s registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption, unless the Issuers default in making such redemption payment.

 Subsidiary Guarantors

The repayment of the Notes is unconditionally and irrevocably guaranteed, jointly and severally, on a senior unsecured basis by each of our present and future Restricted Subsidiaries, other than Foreign Subsidiaries and other than any Restricted Subsidiary which is a co-issuer of the Notes. On the date of issuance of the Additional Notes, we will not have any Foreign Subsidiaries, and each of the Subsidiaries (other than Capital Corp., which is a co-issuer of the Notes) will be a Subsidiary Guarantor. The Indenture provides that, so long as any Notes remain outstanding, any and all future Restricted Subsidiaries, other than Foreign Subsidiaries and other than any Restricted Subsidiary which is a co-issuer of the Notes, shall enter into a Subsidiary Guaranty. For additional information on the Subsidiary Guarantees, see “Certain Covenants—Subsidiary Guarantors” and “—Release of Subsidiary Guarantors” below.

The Obligations of each Subsidiary Guarantor under its Subsidiary Guaranty are, however, limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the Obligations of such other Subsidiary Guarantor under the Subsidiary Guaranty, result in the Obligations of such Subsidiary Guarantor under the Subsidiary Guaranty not constituting a fraudulent conveyance or fraudulent transfer under federal or state law and not rendering a Subsidiary Guarantor insolvent.

 Repurchase Upon Change of Control

Upon the occurrence of a Change of Control, the Issuers will offer to repurchase all of the Notes then outstanding (the “Change of Control Offer”) at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (the “Change of Control Payment”). Within 30 days following any Change of Control, the Issuers must mail or cause to be mailed a notice to each Holder stating, among other things:

(i)	the purchase price and the purchase date, which will be no earlier than 30 days nor later than 45 days from the date such notice is mailed (the “Change of Control Payment Date”);

(ii)
that any Holder electing to have Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Notes completed, to the paying agent with respect to the Notes (the “Paying Agent”) at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; and

(iii)
that the Holder will be entitled to withdraw such election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes delivered for purchase, and a statement that such Holder is withdrawing his election to have such Notes purchased.

The Issuers will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the “Change of Control” provisions of the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuers will, to the extent lawful, (i) accept for payment the Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and not withdrawn, and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted, together with an Officers’ Certificate stating that the Notes or portions thereof tendered to the Issuers are accepted for payment. The Paying Agent will promptly mail to each Holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee will authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in the principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The Issuers will announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

There can be no assurance that sufficient funds will be available at the time of any Change of Control Offer to make required repurchases.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers, and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (2) an irrevocable notice of redemption has been given, prior to the occurrence of a Change of Control, pursuant to the Indenture as described above under the caption “—Optional Redemption.”

The use of the term “all or substantially all” in provisions of the Indenture such as in the definition of “Change of Control” and under “Merger, Consolidation or Sale of Assets” has no clearly established meaning under New York law (which governs the Indenture) and has been the subject of limited judicial interpretation in only a few jurisdictions. Accordingly, there may be a degree of uncertainty in ascertaining whether any particular transaction would involve a disposition of “all or substantially all” of the assets of a Person. As a consequence, in the event the Holders elect to exercise their rights under the Indenture and the Issuers elect to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders from successfully asserting that a Change of Control has occurred.

While management of the Company has no present intention to engage in a transaction involving a Change of Control, the Company is continually evaluating opportunities to maximize shareholder value and it is possible that the Company could determine to engage in a transaction involving a Change of Control in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that would increase the amount of Indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings. Restrictions on the ability of the Issuers and the Restricted Subsidiaries to incur additional Indebtedness are contained in the covenant described under “Limitation on Incurrence of Indebtedness.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenant, however, the Indenture will not contain any covenants or protections that may afford Holders protection in the event of a highly leveraged transaction.

Each Change of Control Offer will be conducted in compliance with applicable regulations under the Federal securities laws, including Exchange Act Rule 14e-1. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Offer provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the Change of Control Offer provisions of the Indenture by virtue thereof.

Certain Covenants

Limitation on Restricted Payments. The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly make a Restricted Payment unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof, and

(b)
immediately after giving effect to such Restricted Payment on a pro forma basis, the Company could incur at least $1.00 of additional Indebtedness under the Interest Coverage Ratio test set forth in the first paragraph of the covenant described under “Limitation on Incurrence of Indebtedness,” and

(c)
such Restricted Payment (the value of any such payment, if other than cash, being determined in good faith by the Managers of the Company and evidenced by a resolution set forth in an Officers’ Certificate delivered to the Trustee), together with the aggregate of all other Restricted Payments made after the Issue Date (including Restricted Payments permitted by clauses (i), (ii), (viii) and (ix) (but in the case of clause (ix), only to the extent not already deducted in computing Consolidated Net Income) of the next following paragraph and excluding Restricted Payments permitted by the other clauses therein), is less than the sum of:

(1)
50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first full fiscal quarter immediately following the Issue Date to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, 100% of such deficit), plus

(2)
100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from (x) the issuance or sale, other than to a Subsidiary, of Equity Interests of the Company (other than Disqualified Capital Stock or in connection with Specified Equity Contributions) and (y) any equity contribution from a holder of the Company’s Capital Stock (other than a Subsidiary and excluding Specified Equity Contributions), in each case, after the Issue Date and on or prior to the time of such Restricted Payment, provided net cash proceeds from Specified Equity Contributions shall not be included, plus

(3)
100% of the aggregate net cash proceeds (or of the net cash proceeds received upon the conversion of non-cash proceeds into cash) received by the Company from the issuance or sale, other than to a Subsidiary, of any convertible or exchangeable debt security of the Company that has been converted or exchanged into Equity Interests of the Company (other than Disqualified Capital Stock) pursuant to the terms thereof after the Issue Date and on or prior to the time of such Restricted Payment (including any additional net cash proceeds received by the Company upon such conversion or exchange), plus

(4)	the aggregate Return from Unrestricted Subsidiaries after the Issue Date and on or prior to the time of such Restricted Payment.

The foregoing provisions will not prohibit:

(i)	the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would not have been prohibited by the provisions of the Indenture;

(ii)
the redemption, purchase, retirement or other acquisition of any Equity Interests of the Company or Indebtedness of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary) of, other Equity Interests of the Company (other than Disqualified Capital Stock);

(iii)
with respect to each tax year or portion thereof that the Company qualifies as a Flow Through Entity and so long as clause (a) above is satisfied, the payment of Permitted Tax Distributions (whether paid in such tax year or portion thereof, or any subsequent tax year);

(iv)
the redemption, repurchase or payoff of any Indebtedness of the Company or a Restricted Subsidiary with proceeds of any Refinancing Indebtedness permitted to be incurred pursuant to clause (xi) of the second paragraph of the covenant described under “Limitation on Incurrence of Indebtedness;”

(v)
distributions or payments (A) to PGP for or in respect of tax preparation, accounting, licensure, legal and administrative fees and expenses, including travel and similar reasonable expenses, incurred on behalf of the Issuers or their respective Subsidiaries or in connection with PGP’s ownership of the Issuers or their respective Subsidiaries, consistent with industry practice, (B) so long as clause (a) above is satisfied, pursuant to, and in accordance with, Management Arrangements and (C) so long as clause (a) above is satisfied, to pay reasonable and customary directors’ or managers’ fees to, and indemnity provided on behalf of, the Managers of PGP and the Company, and reimbursement of customary and reasonable travel and similar expenses incurred in the ordinary course of business;

(vi)
(A) the repurchase, redemption or other retirement or acquisition of Equity Interests of the Company or any Restricted Subsidiary from any of the Company’s or the Restricted Subsidiaries’ respective employees, members or managers (or their heirs or estates) that, in each case, are not Excluded Persons or (B) any dividend, distribution or other payment to PGP to enable PGP to repurchase, redeem, or otherwise retire or acquire Equity Interests of PGP from any of PGP’s or its subsidiaries’ respective employees, members or managers (or their heirs or estates) that, in each case, are not Excluded Persons, in an aggregate amount for all Restricted Payments pursuant to this clause (vi) not to exceed $750,000 in any twelve month period on and after the Issue Date (provided, however, that any amounts not used in any such twelve month period may be carried forward to the next succeeding twelve month period until used);

(vii)	the redemption and repurchase of any Equity Interests or Indebtedness of PGP, the Company or any of the Restricted Subsidiaries to the extent required by any Gaming Authority or Racing Authority;

(viii)	any dividend, distribution or other payment by any of the Restricted Subsidiaries on its Equity Interests that is paid pro rata to all holders of such Equity Interests;

(ix)
the declaration and payment of dividends and distributions to holders of Disqualified Capital Stock of the Company or any of the Restricted Subsidiaries issued or incurred in accordance with the covenant “—Limitation on Incurrence of Indebtedness;”

(x)	the Transactions consummated on the Issue Date;

(xi)	payments that are made with Specified Equity Contributions; and

(xii)	so long as clause (a) above is satisfied, Restricted Payments not otherwise permitted by this covenant in an aggregate amount pursuant to this clause (xii) not to exceed $25.0 million.

Promptly following the end of each fiscal quarter during which any Restricted Payment was made pursuant to clause (c) above, the Company will deliver to the Trustee an Officers’ Certificate stating that each such Restricted Payment was permitted and setting forth the basis upon which the calculations required by this covenant were computed, which calculations may be based upon the Company’s latest available internal financial statements. For purposes of this covenant, the amount of any Restricted Payment made or returned, if other than in cash, shall be the fair market value thereof, as determined in the reasonable good faith judgment of the Managers of the Company, unless stated otherwise, at the time made or returned, as applicable.

For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (i) through (xi) above or is entitled to be made according to the first paragraph of this covenant, the Company may, in its sole discretion, classify the Restricted Payment in any manner that complies with this covenant.

Limitation on Incurrence of Indebtedness. The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, (x) create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable with respect to, contingently or otherwise (collectively, “incur”), any Indebtedness (including, without limitation, Acquired Debt) or (y) issue any Disqualified Capital Stock; provided that the Company and the Restricted Subsidiaries may incur Indebtedness (including, without limitation, Acquired Debt) and issue shares of Disqualified Capital Stock if (a) no Default or Event of Default shall have occurred and be continuing at the time of, or would occur after giving effect on a pro forma basis to such incurrence or issuance, and (b) the Interest Coverage Ratio for the Company’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Capital Stock is issued would have been not less than 2.0 to 1.0 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as set forth in the definition of Interest Coverage Ratio, as if the additional Indebtedness had been incurred, or the Disqualified Capital Stock had been issued, as the case may be, at the beginning of such four-quarter period.

Notwithstanding the foregoing, the foregoing limitations will not prohibit the incurrence of:

(i)
Indebtedness under the Existing Senior Secured Credit Facility; provided that the aggregate principal amount of Indebtedness so incurred on any date, together with all other Indebtedness incurred pursuant to this clause (i) and outstanding on such date, shall not exceed $115.0 million, less the aggregate amount of commitment reductions contemplated by clause (iii)(c) under the caption “Limitation on Asset Sales;” provided, however, that Indebtedness permitted to be incurred pursuant to this clause (i) shall be increased by $15.0 million (A) upon each acquisition of a Gaming Property after December 31, 2009, or (B) in each instance, to effectuate a Gaming Property Financing after December 31, 2009; provided, further, that any such increase pursuant to the immediately preceding proviso shall be reduced dollar-for-dollar by the amount of Acquired Debt secured by assets of such Gaming Property (unless such Acquired Debt could have been incurred under, and reduces the amount available under, clause (ii) below);

(ii)
FF&E Financing and Indebtedness represented by Capital Lease Obligations, mortgage financings or other Purchase Money Obligations; provided that (1) no Indebtedness incurred under the Notes is utilized for the purchase or lease of FF&E financed with such FF&E Financing or such other Indebtedness, and (2) the aggregate principal amount of such Indebtedness (including any Acquired Debt referred to in the parenthetical in clause (i) above and including any Refinancing Indebtedness and any other Indebtedness incurred to repay, redeem, discharge, retire, defease, refund, refinance or replace any Indebtedness pursuant to this clause (ii)) outstanding at any time (excluding any Gaming FF&E Financing incurred pursuant to this clause (ii)) does not exceed $20.0 million;

(iii)
Indebtedness solely in respect of bankers acceptances, letters of credit payment obligations in connection with self-insurance or similar requirements, security for workers’ compensation claims, appeal bonds, surety bonds, insurance obligations or bonds, and performance bonds, and similar bonds or obligations, all incurred in the ordinary course of business (including, without limitation, to maintain any license or permits) in accordance with customary industry practices;

(iv)
Hedging Obligations incurred to fix or hedge interest rate risk with respect to any fixed or variable rate Indebtedness otherwise permitted by the Indenture; provided that the notional principal amount of each such Hedging Obligation does not exceed the principal amount of the Indebtedness to which such Hedging Obligation relates;

(v)
Indebtedness of any Issuer, any Subsidiary Guarantor or any Restricted Subsidiary owed to and held by a Subsidiary Guarantor or an Issuer, as the case may be, that is unsecured and subordinated in right of payment to the Notes and the Subsidiary Guarantees, as the case may be; provided that any subsequent issuance or transfer of any Capital Stock that results in any such Subsidiary Guarantor or Restricted Subsidiary, as the case may be, ceasing to be a Subsidiary Guarantor or a Restricted Subsidiary, or any transfer of such Indebtedness (other than to an Issuer or a Subsidiary Guarantor) shall be deemed, in each case, to constitute the incurrence of such Indebtedness by such Issuer, such Subsidiary Guarantor or such Restricted Subsidiary, as the case may be;

(vi)
Indebtedness outstanding on the Issue Date, including the Notes and the Secured Notes outstanding on the Issue Date, but excluding Indebtedness under the Existing Senior Secured Credit Facility outstanding on the Issue Date;

(vii)
Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business;

(viii)	the accrual of interest, the accretion or amortization of original issue discount and the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms;

(ix)
Indebtedness arising from agreements for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business or assets of the Company, any of the Subsidiary Guarantors or any of the Restricted Subsidiaries; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company or the applicable Subsidiary Guarantor or Restricted Subsidiary in connection with such disposition;

(x)	any Subsidiary Guaranty of the Notes;

(xi)
Indebtedness issued in exchange for, or the proceeds of which are substantially contemporaneously used to extend, repay, redeem, discharge, refinance, renew, replace, or refund (collectively, “Refinance”), Indebtedness incurred pursuant to the Interest Coverage Ratio test set forth in the immediately preceding paragraph, clause (vi) above, this clause (xi) or clause (xiii) below (the “Refinancing Indebtedness”); provided that (a) the principal amount of such Refinancing Indebtedness does not exceed the principal amount of Indebtedness so Refinanced (plus any required premiums and out-of-pocket expenses reasonably incurred in connection therewith), (b) the Refinancing Indebtedness has a final scheduled maturity that equals or exceeds the final stated maturity, and a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity, of the Indebtedness being Refinanced and (c) the Refinancing Indebtedness ranks, in right of payment, no more favorable to the Notes or applicable Subsidiary Guaranty, as the case may be, than the Indebtedness being Refinanced;

(xii)
guarantees by Restricted Subsidiaries of Indebtedness of any Restricted Subsidiary or the Company or guarantees by the Company of Indebtedness of any Restricted Subsidiaries if the Indebtedness so guaranteed is permitted under another provision of this covenant and so long as such guarantee otherwise complies with the Indenture; and

(xiii)
Indebtedness not otherwise permitted by clauses (i) through (xii) above in an aggregate principal amount (or accreted value, as applicable) at any time outstanding pursuant to this clause (xiii), including all Refinancing Indebtedness incurred to repay, redeem, discharge, retire, defease, refund, refinance or replace any Indebtedness incurred pursuant to this clause (xiii), not to exceed $50.0 million.

Upon each incurrence of Indebtedness, if such Indebtedness could have been incurred under more than one provision of this covenant, (i) the Company may designate pursuant to which provision of this covenant such Indebtedness is being incurred, (ii) the Company may subdivide an amount of Indebtedness and designate more than one provision pursuant to which such amount of Indebtedness is being incurred and shall be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify, all or a portion of such item of Indebtedness, in any manner that complies with this covenant, and (iii) such Indebtedness shall not be deemed to have been incurred or outstanding under any other provision of this covenant; provided that (a) all incurrences of Indebtedness under the Existing Senior Secured Credit Facility outstanding on the Issue Date shall be deemed to have been incurred pursuant to clause (i) above and (b) all incurrences of Indebtedness under the Notes shall be deemed to have been incurred pursuant to clause (vi) above.

Limitation on Asset Sales. The Issuers will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless:

(i)
such Issuer or such Restricted Subsidiary receives consideration at the time of such Asset Sale not less than the fair market value of the assets subject to such Asset Sale (as determined by the Company’s Managers in good faith);

(ii)
at least 75% of the consideration for such Asset Sale is in the form of either (a) cash or Cash Equivalents or liabilities of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes or any Subsidiary Guaranty) that are assumed by the transferee of such assets (provided that following such Asset Sale, there is no further recourse to the Company or the Restricted Subsidiaries or the Company and the Restricted Subsidiaries are fully indemnified with respect to such liabilities; provided, further, that the 75% limitation set forth in this clause (ii) of this paragraph shall not apply to any proposed Asset Sale for which an independent certified accounting firm has certified to the Managers of the Company and the Trustee that the after-tax cash portion of the consideration to be received by the Company or such Restricted Subsidiary in such proposed Asset Sale is equal to or greater than what the net after-tax cash proceeds would have been had such proposed Asset Sale complied with the 75% limitation set forth in this clause (ii) of this paragraph), or (b) assets of the type described in clause (iii)(a) below; and

(iii)
within 360 days of such Asset Sale, the Net Proceeds thereof are (a) invested in assets related to the business of the Company or the Restricted Subsidiaries, in each case that would constitute Collateral, (b) applied to repay Indebtedness under Purchase Money Obligations incurred in connection with the assets so sold, (c) applied to repay Indebtedness under the Existing Senior Secured Credit Facility and permanently reduce the commitment thereunder in the amount of the Indebtedness so repaid or (d) to the extent not used as provided in clauses (a), (b), or (c) or any combination thereof, applied to make an offer to purchase Notes as described below (an “Excess Proceeds Offer”); provided that the Company will not be required to make an Excess Proceeds Offer until the amount of Excess Proceeds is greater than $10.0 million.

All Net Proceeds from an Event of Loss shall be used as follows: (1) first, the Company shall use such net cash proceeds to the extent necessary to rebuild, repair, replace or restore the assets subject to such Event of Loss with comparable assets and (2) then, to the extent any Net Proceeds from an Event of Loss are not used as described in the preceding clause (1), all such remaining Net Proceeds shall be reinvested or used as provided in the immediately preceding clause (iii).

Pending the final application of any Net Proceeds, the Company may temporarily reduce Indebtedness under the Existing Senior Secured Credit Facility or temporarily invest such Net Proceeds in Cash Equivalents.

Net Proceeds not invested or applied as set forth in any of the preceding subclause (a), (b), (c) or (d) of clause (iii) above constitute “Excess Proceeds.” If the Company elects, or becomes obligated to make an Excess Proceeds Offer, the Issuers will offer to purchase Notes having an aggregate principal amount equal to the Excess Proceeds (the “Purchase Amount”), at a purchase price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. The Issuers must commence such Excess Proceeds Offer not later than 30 days after the expiration of the 360 day period following the Asset Sale that produced such Excess Proceeds. If the aggregate purchase price for the Notes tendered pursuant to the Excess Proceeds Offer is less than the Excess Proceeds, the Company and the Restricted Subsidiaries may use the portion of the Excess Proceeds remaining after payment of such purchase price for general corporate purposes.

The Indenture provides that each Excess Proceeds Offer will remain open for a period of 20 Business Days and no longer, unless a longer period is required by law (the “Excess Proceeds Offer Period”). Promptly after the termination of the Excess Proceeds Offer Period, the Issuers will purchase and mail or deliver payment for the Purchase Amount for the Notes or portions thereof tendered, pro rata or by such other method as may be required by law, or, if less than the Purchase Amount has been tendered, all Notes tendered pursuant to the Excess Proceeds Offer. The principal amount of Notes to be purchased pursuant to an Excess Proceeds Offer may be reduced by the principal amount of Notes acquired by the Issuers through purchase or redemption (other than pursuant to a Change of Control Offer) subsequent to the date of the Asset Sale and surrendered to the Trustee for cancellation.

Each Excess Proceeds Offer will be conducted in compliance with applicable regulations under the Federal securities laws, including Exchange Act Rule 14e-l. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations under the “Asset Sale” provisions of the Indenture by virtue thereof.

The Indenture provides that the Issuers will not, and will not permit any of the Restricted Subsidiaries to, create or suffer to exist or become effective any restriction that would impair the ability of the Issuers to make an Excess Proceeds Offer upon an Asset Sale or, if such Excess Proceeds Offer is made, to pay for the Notes tendered for purchase.

There can be no assurance that sufficient funds will be available at the time of any Excess Proceeds Offer to make required repurchases.

Limitation on Liens. The Issuers will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset (including, without limitation, all real, tangible or intangible property) of the Company or any Restricted Subsidiary, whether now owned or hereafter acquired, or on any income or profits therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens; provided, however, that the Issuers and the Restricted Subsidiaries may, directly or indirectly, create, incur, assume or suffer to exist any Lien on any such asset or any income or profits therefrom and may assign or convey rights to receive income therefrom, in each case, to secure any Indebtedness permitted to be incurred under the Indenture so long as the Notes or the Subsidiary Guarantees, as applicable, are secured on an equal and ratable basis with such Indebtedness so secured until such time as such Indebtedness is no longer secured by such Lien.

Limitation on Restrictions on Subsidiary Dividends. The Issuers will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i)
pay dividends or make any other distributions to the Company or any of the Restricted Subsidiaries (a) on such Restricted Subsidiary’s Capital Stock or (b) with respect to any other interest or participation in, or measured by, such Restricted Subsidiary’s profits, or

(ii)	pay any Indebtedness owed to the Company or any of the Restricted Subsidiaries, or

(iii)	make loans or advances to the Company or any of the Restricted Subsidiaries, or

(iv)	transfer any of its assets to the Company or any of the Restricted Subsidiaries,

except, with respect to clauses (i) through (iv) above, for such encumbrances or restrictions existing under or by reason of:

(a)
agreements or instruments as in effect on the Issue Date (including the Existing Senior Secured Credit Facility, the indenture governing the Secured Notes, the Secured Notes, the Security Documents and the Intercreditor Agreement (as each such term is defined therein) and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements or instruments; provided that the encumbrance or restrictions contained in any such agreement or instrument as amended, restated, modified, renewed, supplemented, refunded, replaced or refinanced are not materially more restrictive, when taken together as a whole, than the encumbrances and restrictions contained in such agreements or instruments as in effect on the Issue Date;

(b)	the Indenture and the Notes;

(c)	applicable law or any applicable rule or order of any Governmental Authority;

(d)
Acquired Debt; provided that such encumbrances and restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(e)	customary non-assignment and net worth provisions of any contract, lease or license entered into in the ordinary course of business;

(f)	customary restrictions on the transfer of assets subject to a Permitted Lien imposed by the holder of such Lien;

(g)
the agreements governing Refinancing Indebtedness; provided that such restrictions contained in any agreement governing such Refinancing Indebtedness are no more restrictive in any material respect than those contained in any agreements governing the Indebtedness being refinanced;

(h)
the provisions of any Indebtedness or other agreements existing on the Issue Date, as such agreements are in effect on the Issue Date, without giving effect to any amendment or supplement thereto or modification thereof, in each case, to the extent not more restrictive in any material respect than such provisions as in effect on the Issue Date;

(i)
any restrictions with respect to a Restricted Subsidiary imposed pursuant to a binding agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of such Restricted Subsidiary; provided that such restrictions only apply to the Equity Interests or assets of such Restricted Subsidiary being sold; and

(j)	customary restrictions imposed on the transfer of copyrighted, trademarked or patented materials.

Merger, Consolidation or Sale of Assets. No Issuer may consolidate or merge with or into (regardless of whether such Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (determined on a consolidated basis for such Issuer and its Restricted Subsidiaries) in one or more related transactions to, any other Person, unless:

(i)
either (A) such Issuer is the surviving Person or (B) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is either (x) a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia or (y) if at least one Issuer following any such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition is a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia, a limited liability company formed and existing under the laws of the United States of America, any state thereof or the District of Columbia;

(ii)
the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the Obligations of such Issuer under the Notes, the Indenture and the Registration Rights Agreement, pursuant to a supplemental indenture to the Indenture and joinders to the Registration Rights Agreement, each in a form reasonably satisfactory to the Trustee,

(iii)	immediately after giving effect to such transaction on a pro forma basis, no Default or Event of Default exists;
(iv)
such transaction would not result in the loss or suspension or material impairment of any Gaming License unless a comparable replacement Gaming License is effective prior to or simultaneously with such loss, suspension or material impairment; and

(v)	such Issuer, or any Person formed by or surviving any such consolidation or merger, or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made:

(a)
would be permitted, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the first paragraph of the covenant described under “Limitation on Incurrence of Indebtedness”; or

(b)
would have a Consolidated Leverage Ratio, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, at least .25x less than the Consolidated Leverage Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction.

In the event of any transaction (other than a lease or a transfer of less than all of the Issuers’ assets) described in and complying with the conditions listed in the immediately preceding paragraph in which such Issuer is not the surviving Person, such surviving Person or transferee shall succeed to, and be substituted for, and may exercise every right and power of, such Issuer under, and such Issuer shall be discharged from its Obligations under, the Indenture, the Notes and the Registration Rights Agreement, with the same effect as if such successor Person had been named as such Issuer herein or therein.

Limitation on Transactions with Affiliates. The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into any contract, agreement, understanding, loan, advance or guaranty with, or for the benefit of, any Affiliate of the Issuers or any of the Restricted Subsidiaries (each of the foregoing, an “Affiliate Transaction”), except for:

(i)
Affiliate Transactions that, together with all related Affiliate Transactions, have an aggregate value of not more than $5.0 million; provided that such transactions are conducted in good faith and on terms that are no less favorable to such Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by such Issuer or such Restricted Subsidiary on an arm’s-length basis from a Person that is not an Affiliate of such Issuer or such Restricted Subsidiary;

(ii)
Affiliate Transactions that, together with all related Affiliate Transactions, have an aggregate value of not more than $10.0 million; provided that (a) a majority of the disinterested Managers of the Company or, if none, a disinterested committee appointed by the Managers of the Company for such purpose, determine that such transactions are conducted in good faith and on terms that are no less favorable to such Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time by such Issuer or such Restricted Subsidiary on an arm’s-length basis from a Person that is not an Affiliate of such Issuer or such Restricted Subsidiary and (b) prior to entering into such transaction the Company shall have delivered to the Trustee an Officers’ Certificate certifying to such effect; or

(iii)
Affiliate Transactions for which the Company delivers to the Trustee an opinion issued by an accounting, appraisal or investment banking firm of national standing (other than Jefferies & Company, Inc. or any of its Affiliates) as to the fairness of such transaction to such Issuer or such Restricted Subsidiary from a financial point of view.

Notwithstanding the foregoing, the following will be deemed not to be Affiliate Transactions:

(a)	transactions between or among the Issuers and/or any or all of the Restricted Subsidiaries;

(b)	Restricted Payments permitted by the provisions of the Indenture described above under “Limitations on Restricted Payments;”

(c)
reasonable and customary compensation (including directors’ fees) paid to, and indemnity and customary employee benefit arrangements (including directors’ and officer’s liability insurance) provided for the benefit of, any director, officer, employee or consultant of the Company or any Restricted Subsidiary, or Manager of PGP, in each case entered into in the ordinary course of business and for services provided to the Company, such Restricted Subsidiary or PGP, respectively, as determined in good faith by the Managers of the Company;

(d)
any agreement or arrangement as in effect on the Issue Date among the Issuers and/or one or more Restricted Subsidiaries, on the one hand, and any officers or Managers thereof and/or any Affiliates of the Company, on the other hand (without giving effect to any amendment or supplement thereto or modification thereof, except for any such amendment, supplement, modification or replacement agreement that is not more disadvantageous to the Holders in any material respect than the original agreement thereof as in effect on the Issue Date), and any transactions contemplated thereby;

(e)	Permitted Investments; and

(f)
transactions with a joint venture engaged in a Related Business; provided that all the outstanding ownership interests of such joint venture are controlled only by the Company or the Restricted Subsidiaries and Persons who are not Affiliates of the Company.

Restriction on Sale and Issuance of Subsidiary Stock. The Issuers will not, and will not permit any Restricted Subsidiary to, issue or sell any Equity Interests (other than directors’ qualifying shares) of any Restricted Subsidiary to any Person other than the Company or a Wholly Owned Subsidiary of the Company; provided that the Company and the Restricted Subsidiaries may sell all (but not less than all) of the Capital Stock of a Restricted Subsidiary owned by the Company and the Restricted Subsidiaries if the Net Proceeds from such Asset Sale are used in accordance with the terms of the covenant described under “Limitation on Asset Sales.”

Rule 144A Information Requirement. The Issuers (and the Subsidiary Guarantors) will furnish to the Holders or beneficial holders of Notes, upon their written request, and to prospective purchasers thereof designated by such Holders or beneficial holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act for so long as is required for an offer or sale of the Notes to qualify for an exemption under Rule 144A.

Subsidiary Guarantors. The Issuers will cause each Restricted Subsidiary (other than a Foreign Subsidiary and other than a Restricted Subsidiary which is a co-issuer) to (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee, pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuers’ Obligations under the Notes and the Indenture on the terms set forth in the Indenture and (ii) deliver to the Trustee an Opinion of Counsel that such supplemental indenture has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation, of such Restricted Subsidiary, in each case subject to customary qualifications. Thereafter, such Restricted Subsidiary shall be a Subsidiary Guarantor for all purposes of the Indenture.

Release of Subsidiary Guarantors. Upon the sale or disposition (including by merger or sale or transfer of all of the Equity Interests) of a Subsidiary Guarantor (as an entirety) to a Person which is not and is not required to become a Subsidiary Guarantor, or the designation of a Restricted Subsidiary as an Unrestricted Subsidiary, which transaction is otherwise in compliance with the Indenture (including, without limitation, the provisions of the covenant “—Limitation on Asset Sales”), such Subsidiary Guarantor will be deemed released from its Obligations under the Indenture and its Subsidiary Guaranty; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor under all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any Indebtedness of the Issuers or any Indebtedness of any other of the Restricted Subsidiaries shall also terminate upon such release, sale or transfer.

Restrictions on Activities of Capital Corp. Capital Corp. may not hold any assets, become liable for any obligations or engage in any business activities; provided that Capital Corp. may be a co-obligor of (i) the Notes pursuant to the terms of the Indenture, (ii) the OED 13% Senior Notes due 2010 pursuant to the terms of the OED Indenture, (iii) Obligations under the Existing Senior Secured Credit Facility, (iv) the Secured Notes and (v) any other Indebtedness incurred by the Company pursuant to the covenant described above under “—Limitation on Incurrence of Indebtedness,” and in each case may engage in any activities directly related or necessary in connection therewith.

Entity Classification. The Company is classified as a Flow Through Entity and will not take, or fail to take, any action which would result in the Company no longer being classified as a Flow Through Entity except (i) pursuant to a Permitted C-Corp Conversion or (ii) any transaction permitted under the covenant “Merger, Consideration or Sale of Assets.”

Reports. Regardless of whether required by the rules and regulations of the Securities and Exchange Commission (the “SEC”), so long as any Notes are outstanding, the Company will furnish to the Trustee and Holders, within 15 days after the Company is or would have been required to file such with the SEC, (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including for each a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s independent certified public accountants and (ii) all information that would be required to be contained in a filing with the SEC on Form 8-K if the Company were required to file such reports. From and after the time the Company files a registration statement with the SEC with respect to the Notes, the Company shall, in lieu of providing such information to the Trustee and the Holders, file such information with the SEC so long as the SEC will accept such filings.

Events of Default and Remedies

Each of the following constitutes an Event of Default under the Indenture:

(i)	default for 30 days in the payment when due of interest on the Notes;

(ii)	default in payment of principal (or premium, if any) on the Notes when due at maturity, redemption, by acceleration or otherwise;

(iii)
default in the performance or breach of the covenants in the Indenture described under “Repurchase Upon Change of Control,” or “Limitation on Asset Sales,” or “Merger, Consolidation or Sale of Assets;”

(iv)
failure by the Issuers or any Restricted Subsidiary for 60 days after written notice is given to the Issuers by the Trustee or to the Issuers and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes outstanding to comply with any other agreements in the Indenture or the Notes;

(v)
an event of default occurs under (after giving effect to any waivers, amendments, applicable grace periods or any extension of any maturity date) any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuers or any Restricted Subsidiary (or the payment of which is guaranteed by the Issuers or any Restricted Subsidiary), whether such Indebtedness or guaranty now exists or is created after the Issue Date, if (a) either (1) such event of default results from the failure to pay principal of or interest on such Indebtedness or (2) as a result of such event of default the maturity of such Indebtedness has been accelerated (which acceleration has not been rescinded, annulled or otherwise cured within 20 days from the date of acceleration) and (b) the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness with respect to which such a payment event of default (after the expiration of any applicable grace period or any extension of the maturity date) has occurred, or the maturity of which has been so accelerated (and the 20-day period described above has elapsed), exceeds $15.0 million in the aggregate;

(vi)
failure by the Issuers or any Restricted Subsidiary to pay final judgments (other than to the extent of any judgment as to which a reputable insurance company has accepted liability) aggregating in excess of $15.0 million, which judgments are not discharged, bonded or stayed within 60 days after their entry;

(vii)	the cessation of substantially all gaming operations of the Company and the Restricted Subsidiaries, taken as a whole, for more than 90 days, except as a result of an Event of Loss;

(viii)	any revocation, suspension, expiration (without previous or concurrent renewal) or loss of any Gaming License of the Company or any Restricted Subsidiary for more than 90 days;

(ix)
any Subsidiary Guaranty of a Subsidiary Guarantor which is a Significant Subsidiary ceases to be in full force and effect or shall be held in any judicial proceeding to be unenforceable or invalid or is declared null and void (other than in accordance with the terms of the Subsidiary Guaranty and the Indenture) or any Subsidiary Guarantor which is a Significant Subsidiary denies or disaffirms its Obligations under its Subsidiary Guaranty (other than by reason of the termination of the Indenture or the release of any such Subsidiary Guaranty in accordance with the Indenture); and

(x)	certain events of bankruptcy or insolvency with respect to the Issuers, any of the Subsidiary Guarantors or any Restricted Subsidiary that is a Significant Subsidiary.

If an Event of Default occurs and is continuing, the Trustee may declare by written notice to the Issuers, or the Holders of at least 25% in principal amount of the then outstanding Notes may declare by written notice to the Issuers and the Trustee all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under paragraph (x) above, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power.

The Holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Trustee, may on behalf of the Holders of all of the Notes (i) waive any existing Default or Event of Default and its consequences under the Indenture (x) except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes or (y) a Default or an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Note affected or supermajority approval, which Default or Event of Default may be waived only with the consent of each outstanding Note affected or such supermajority approval, respectively, and/or (ii) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

The Issuers are required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default and what action the Issuers are taking or propose to take with respect thereto.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member or controlling person of any of the Issuers or any Subsidiary Guarantor, as such, has any liability for any obligations of any of the Issuers or any Subsidiary Guarantor under the Notes, any Subsidiary Guaranty, the Indenture or the Registration Rights Agreement or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the Additional Notes and the Subsidiary Guarantees. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Issuers may, at their option and at any time, elect to have all of their obligations discharged with respect to the outstanding Notes and the Subsidiary Guarantors’ obligations discharged with respect to the Subsidiary Guarantees (“Legal Defeasance”) except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Issuers’ obligations concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuers’ and the Subsidiary Guarantors’ obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture.

In addition, the Issuers may, at their option and at any time, elect to have their obligations released with respect to certain material covenants that are described herein and the Subsidiary Guarantors’ obligations discharged with respect to the Subsidiary Guarantees (“Covenant Defeasance”) and thereafter any omission to comply with such obligations, shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance,

(i)
the Issuers must irrevocably deposit or cause to be irrevocably deposited with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Issuers must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(ii)
in the case of Legal Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel confirming that (a) the Issuers have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(iii)
in the case of Covenant Defeasance, the Issuers shall have delivered to the Trustee an Opinion of Counsel confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(iv)
no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds (whether on a secured or unsecured basis) to be applied to such deposit);

(v)
such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Issuers or any of the Subsidiaries is a party or by which the Issuers or any of the Subsidiaries is bound;

(vi)
the Issuers must deliver to the Trustee an Officers’ Certificate stating that the deposit was not made by the Issuers with the intent of preferring the Holders over the other creditors of the Issuers with the intent of defeating, hindering, delaying or defrauding creditors of the Issuers or others; and

(vii)
each of the Issuers must deliver to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating, subject to certain factual assumptions and bankruptcy and insolvency exceptions, that all conditions precedent provided for in the Indenture relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Satisfaction and Discharge

The Indenture provides that the Issuers may terminate their obligations and the obligations of the Subsidiary Guarantors under the Indenture, the Notes and the Subsidiary Guarantees when:

(1)	either:

(a)
all the Notes previously authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced and Notes for whose payment money has theretofore been deposited with the Trustee or the paying agent in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or a Subsidiary Guarantor or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b)
(i) all Notes have been called for redemption pursuant to the provisions under “Redemption—At the Option of the Issuers” by mailing to holders a notice of redemption, (b) all Notes will become due and payable at their stated maturity within one year or (c) all Notes otherwise have become due and payable; and

(A)
the Issuers have irrevocably deposited or caused to, be irrevocably deposited with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, and interest and liquidated damages, if any, on the Notes to the date of redemption or maturity, as the case may be, together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(B)
no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing (whether on a secured or unsecured basis) of funds to be applied to such deposit (including, without limitation, the incurrence of any Lien in connection therewith));

(C)
such deposit shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Issuers, any of the Subsidiary Guarantors or any of the Restricted Subsidiaries are a party or by which the Issuers, any of the Subsidiary Guarantors or any of the Restricted Subsidiaries are bound; and

(2)	each of the Issuers and the Subsidiary Guarantors has paid all other sums payable by it under the Indenture, the Notes and the Subsidiary Guarantees; and

(3)	we shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel confirming the satisfaction of all conditions set forth in clauses (1) and (2) above.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents, and the Issuers may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuers will not be required to transfer or exchange any Note selected for redemption. The Issuers will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered holder of a Note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

Except as provided in the three succeeding paragraphs, the Indenture, the Notes and the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for Notes) and any existing Default or Event of Default (except certain payment defaults) or compliance with any provision of the Indenture, the Notes and the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder):

(i)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(ii)
reduce the principal of, or the premium (including, without limitation, redemption premium but not including, except as described in clause (iii) below, any redemption premium relating to the covenants “—Repurchase Upon Change of Control” and “—Limitation on Asset Sales”) on, or change the fixed maturity of, any Note;

(iii)	alter the price at which repurchases of the Notes may be made pursuant to an Excess Proceeds Offer or Change of Control Offer after the corresponding Asset Sale or Change of Control has occurred;

(iv)	reduce the rate of or change the time for payment of interest, including default interest, on any Note (other than any advance notice requirement with respect to any redemption of the Notes);

(v)
waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on, or redemption payment with respect to, any Note (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(vi)	make any Note payable in money other than that stated in the Notes;

(vii)	make any change in the provisions of the Indenture relating to waivers of past Defaults with respect to, or the rights of Holders to receive, payments of principal of or interest on the Notes;

(viii)
waive a redemption payment with respect to any Note (other than for the avoidance of doubt, except as described in clause (iii) above, provisions relating to or payments required by the covenants described under the covenants “—Repurchase Upon Change of Control” and “—Limitation on Asset Sales”);

(ix)	adversely affect the contractual ranking of the Notes or Subsidiary Guarantees; or

(x)	make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of the Holders, the Issuers, the Subsidiary Guarantors and the Trustee may amend or supplement the Indenture, the Notes and the Subsidiary Guarantees to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of any of the Issuers’ or the Subsidiary Guarantors’ obligations to Holders in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture or the Notes, to release any Subsidiary Guaranty permitted to be released under the terms of the Indenture, or to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided that, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his or her own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means Indebtedness of a Person or any of its subsidiaries existing at the time such Person is merged with or into the Company or a Restricted Subsidiary, becomes a Restricted Subsidiary or Indebtedness assumed in connection with the acquisition of assets from such Person other than Indebtedness incurred in connection with, or in contemplation of, such Person merging with or into the Company or a Restricted Subsidiary or becoming a Restricted Subsidiary or such acquisition of assets.

“Affiliate ” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, will mean (a) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise or (b) beneficial ownership of 10% or more of the voting securities of such Person. Notwithstanding the foregoing and for the avoidance of doubt, Jefferies & Company, Inc. shall be deemed not to be an Affiliate of PGP, the Company or any Restricted Subsidiary.

“Applicable Capital Gain Tax Rate” means a rate equal to the sum of:

(a)	the highest marginal Federal income tax rate applicable to net capital gain of an individual who is a citizen of the United States, plus

(b)
to the extent the relevant entity is subject to treatment on a basis under applicable state or local income tax law substantially similar to a Federal Flow Through Entity, (x) the greatest of (i) an amount equal to the sum of the highest marginal state and local income tax rates applicable to net capital gain of an individual who is a resident of the State of California, (ii) an amount equal to the sum of the highest marginal state and local income tax rates applicable to net capital gain of an individual who is a resident of the State of Louisiana, and (iii) an amount equal to the sum of the highest marginal state and local income tax rates applicable to net capital gain of an individual who is a resident of the State of Iowa, multiplied by (y) a factor equal to 1 minus the highest marginal Federal income tax rate described in clause (a) above.

“Applicable Income Tax Rate” means a rate equal to the sum of:

(a)	the highest marginal Federal ordinary income tax rate applicable to an individual who is a citizen of the United States, plus

(b)
to the extent the relevant entity is subject to treatment on a basis under applicable state or local income tax law substantially similar to a Federal Flow Through Entity, (x) the greatest of (i) an amount equal to the sum of the highest marginal state and local ordinary income tax rates applicable to an individual who is a resident of the State of California, (ii) an amount equal to the sum of the highest marginal state and local ordinary income tax rates applicable to an individual who is a resident of the State of Louisiana, and (iii) an amount equal to the sum of the highest marginal state and local income tax rates applicable to net capital gain of an individual who is a resident of the State of Iowa, multiplied by (y) a factor equal to 1 minus the highest marginal Federal income tax rate described in clause (a) above.

“Applicable Premium” means, with respect to any Note on any redemption date, the greater of:

(i)	1.0% of the principal amount of such Note; or

(ii)	the excess of:

(a)
the present value at such redemption date of (i) the redemption price of the Note at August 15, 2013 (such redemption price being set forth in the table appearing above under the caption “—Redemption—At the Option of the Issuers”) plus (ii) all required interest payments due on the Note through August 15, 2013 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of such Note, if greater.

“Asset Sale” means:

(i)
any direct or indirect sale, assignment, transfer, lease, conveyance, or other disposition (including, without limitation, by way of merger or consolidation) (collectively, a “transfer”), other than in the ordinary course of business, of any assets of the Company or any Restricted Subsidiary; or

(ii)
direct or indirect issuance or sale of any Equity Interests of any Restricted Subsidiary (other than directors’ qualifying shares), in each case to any Person (other than the Company or a Restricted Subsidiary).

For purposes of this definition, (a) any series of transactions that are part of a common plan shall be deemed a single Asset Sale and (b) the term “Asset Sale” shall not include:

(1)	any exchange of gaming equipment or furniture, fixtures or other equipment for replacement items in the ordinary course of business,

(2)	any transaction or series of related transactions that have a fair market value (or result in gross proceeds) of less than $2.5 million,

(3)
any disposition of all or substantially all of the assets of the Company that is governed under and complies with the terms of the Indenture as described under “—Repurchase Upon Change of Control” and “Certain Covenants—Merger, Consolidation or Sale of Assets,”

(4)	any Investments that are not prohibited by the covenant described under “Certain Covenants—Limitation on Restricted Payments,”

(5)	(A) any transfer of inventory, equipment, receivables or other assets acquired and held for resale in the ordinary course of business or (B) any transfer or liquidation of Cash Equivalents,

(6)
any transfer of damaged, worn out or other obsolete personal property so long as such property is no longer necessary for the proper conduct of the business of the Company or such Restricted Subsidiary, as applicable,

(7)	any grant of any Liens not otherwise prohibited by the Indenture, or

(8)
any transfer of properties or assets by (i) the Issuers or a Subsidiary Guarantor to the Issuers or any Subsidiary Guarantor, or (ii) any Restricted Subsidiary that is not a Subsidiary Guarantor to the Company or any other Restricted Subsidiary.

“Bankruptcy Code” means the United States Bankruptcy Code, codified at 11 U.S.C. §101-1330, as amended.

“beneficial owner” has the meaning attributed to it in Rules 13d-3 and 13d-5 under the Exchange Act (as in effect on the Issue Date), whether or not applicable, except that a “person” shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

“Business Day” means any day other than a Legal Holiday.

“Capital Corp.” means Peninsula Gaming Corp., a Delaware corporation, and its successors in accordance with the terms of the Indenture, and not any of its subsidiaries.

“Capital Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP, and the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Capital Stock” means, (i) with respect to any Person that is a corporation, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (ii) with respect to a limited liability company, any and all membership interests, (iii) with respect to any other Person, any and all partnership or other equity interests of such Person.

“Cash Equivalent” means (i) securities issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) time deposits and certificates of deposit and commercial paper issued by the parent corporation of any domestic commercial bank of recognized standing having capital and surplus in excess of $250.0 million and commercial paper issued by others rated at least A-2 or the equivalent thereof by Standard & Poor’s Corporation or at least P-2 or the equivalent thereof by Moody’s Investors Service, Inc. and in each case maturing within one year after the date of acquisition; (iii) investments in money market funds substantially all of whose assets comprise securities of the type described in clauses (i) and (ii) above and (iv) repurchase obligations for underlying securities of the types and with the maturities described above.

“Change of Control” means the occurrence of any of the following events:

(i)
any merger or consolidation of the Company or PGP with or into any Person or any sale, transfer or other conveyance, whether direct or indirect, of all or substantially all of the assets of the Company or PGP, on a consolidated basis, in one transaction or a series of related transactions, if, immediately after giving effect to such transaction(s), any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person) is or becomes the “beneficial owner,” directly or indirectly, of more than 50% of the total voting power in the aggregate of the Voting Stock of the transferee(s) or surviving entity or entities;

(ii)
any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act, whether or not applicable) (other than an Excluded Person) is or becomes the “beneficial owner,” directly or indirectly, of more than 50% of the total voting power in the aggregate of the Voting Stock of the Company or PGP;

(iii)
after any bona fide underwritten registered public offering of Capital Stock of the Company, during any period of 24 consecutive months after the Issue Date individuals who at the beginning of any such 24-month period constituted the Managers of the Company (together with any new Managers whose election by such Managers or whose nomination for election by the Members was approved by a vote of a majority of the Managers then still in office who were either Managers at the beginning of such period or whose election or nomination for election was previously so approved, including new Managers designated in or provided for in an agreement regarding the merger, consolidation or sale, transfer or other conveyance, of all or substantially all of the assets of the Company, if such agreement was approved by a vote of such majority of Managers) cease for any reason to constitute a majority of the Managers of the Company then in office; provided, however, that there shall be no Change of Control pursuant to this clause (iii) if during such 24-month period any of the Excluded Persons continues to control or manage, directly or indirectly, the day-to-day operations of the Company;

(iv)	the Company adopts a plan of liquidation or dissolution; or

(v)	the first day on which the Company fails to own 99% of the issued and outstanding Equity Interests of Capital Corp.;

provided that a “Change of Control” shall not occur solely by reason of a Permitted C-Corp Conversion.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” means Peninsula Gaming, LLC, a Delaware limited liability company, and its successors in accordance with the terms of the Indenture, and not any of its subsidiaries.

“Consolidated EBITDA” means, with respect to any Person (the referent Person) for any period, the sum of Consolidated Net Income of such Person and the Restricted Subsidiaries for such period, without duplication;

plus (i) consolidated income tax expense of such Person and the Restricted Subsidiaries paid or accrued in accordance with GAAP for such period and the amount of Permitted Tax Distributions subtracted from Net Income in the determination of the Consolidated Net Income of such Person for such period;

plus (ii) Consolidated Interest Expense, to the extent deducted in computing such Consolidated Net Income;

plus (iii) Consolidated Non-Cash Charges, to the extent deducted in computing such Consolidated Net Income;

plus (iv) Pre-Opening Expenses, to the extent deducted in computing such Consolidated Net Income;

plus (v) Restricted Payments to Excluded Persons to the extent deducted in computing such Consolidated Net Income; and minus (vi) (x) extraordinary non-cash gains increasing such Consolidated Net Income and (y) the amount of all cash payments made by such Person or any of the Restricted Subsidiaries during such period to the extent such payments relate to non-cash charges that were added back in determining Consolidated EBITDA for such period or any prior period.

“Consolidated Interest Expense” means, with respect to any Person for any period, (a) (i) the consolidated interest expense of such Person and the Restricted Subsidiaries for such period, net of interest income, whether capitalized, paid, accrued or scheduled to be paid or accrued (including amortization of original issue discount, noncash interest payment, the interest component of Capital Lease Obligations and all commissions, discounts and other fees and charges owed with respect to bankers’ acceptances and letters of credit financings) plus (ii) to the extent not already included in such consolidated interest expense, all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Capital Stock of such Person or any Disqualified Capital Stock of any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Capital Stock) or to the Company or a Restricted Subsidiary of the Company, in the case of each of clauses (i) and (ii), to the extent such expense was deducted in computing Consolidated Net Income of such Person for such period less (b) amortization expense, write-off of deferred financing costs and any charge related to any premium or penalty paid, in each case accrued during such period in connection with any transaction or proposed transaction to redeem, refinance, repurchase, exchange or retire any Indebtedness before its stated maturity, as determined in accordance with GAAP, to the extent such expense, cost or charge was included in the calculation made pursuant to clause (a) above less (c) any premiums, fees and expenses (including the amortization thereof) payable in connection with the Proposed Gaming Acquisition, the offering of the Notes and the Secured Notes and the application of the net proceeds therefrom or any other refinancing or repayment of Indebtedness shall be excluded from this definition to the extent such premium, fee or expense was included in the calculation made pursuant to clause (a) above.

“Consolidated Leverage Ratio” means, with respect to any Person and its Restricted Subsidiaries, as at any date of determination, the ratio of Consolidated Total Indebtedness as at such date to Consolidated EBITDA for the most recently ended four consecutive fiscal quarters for which financial statements of such Person are available immediately prior to such date of determination, in each case with such pro forma adjustments to Consolidated Total Indebtedness and Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Interest Coverage Ratio.”

“Consolidated Net Income” means, with respect to any Person (the referent Person) for any period, the sum of (a) the aggregate of the Net Income of such Person and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP; provided that (i) the Net Income of any other Person (other than a Restricted Subsidiary of the referent Person) shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or a Wholly Owned Subsidiary of the referent Person, and (ii) the Net Income of any Restricted Subsidiary will not be included to the extent that declarations of dividends or similar distributions by that Restricted Subsidiary are not at the time permitted, directly or indirectly, by operation of the terms of its organizational documents or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its owners, (b) Consolidated Non-Cash Charges described in clauses (b)(i)-(iv) of the definition of “Consolidated Non-Cash Charges,” of such Person and the Restricted Subsidiaries to the extent deducted in computing such Net Income and (c) without duplication, the write-off of deferred financing costs, discounts and any charges related to any premium or penalty paid, in each case accrued during such period in connection with the redemption or retirement of Indebtedness in connection with the Transactions, as determined in accordance with GAAP, to the extent such expense, cost, discount or charge was deducted in computing such Net Income.

“Consolidated Net Worth” means, with respect to any Person, the total stockholders’ (or members’) equity of such Person determined on a consolidated basis in accordance with GAAP, adjusted to exclude (to the extent included in calculating such stockholders’ (or members’) equity), (i) the amount of any such stockholders’ (or members’) equity attributable to Disqualified Capital Stock or treasury stock of such Person and its consolidated subsidiaries, and (ii) all upward revaluations and other write-ups in the book value of any asset of such Person or a consolidated subsidiary of such Person subsequent to the Issue Date, and (iii) all Investments in subsidiaries of such Person that are not consolidated subsidiaries and in Persons that are not subsidiaries of such Person.

“Consolidated Non-Cash Charges” means, with respect to any Person for any period, (a) the aggregate depreciation and amortization expense for such Person and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP and (b) all other non-cash charges of such Person and the Restricted Subsidiaries for such period, in each case, determined on a consolidated basis in accordance with GAAP, including, without limitation, non-cash charges related to (i) any non-cash expense realized or resulting from Management Arrangements, including the pricing or repricing or issuances of Equity Interests of the Company or PGP to employees of the Company (whether accruing at or subsequent to the time of such repricing or issuance), (ii) impairment of goodwill, intangibles or fixed assets, (iii) purchase accounting adjustments, and (iv) restructuring charges, non-capitalized transaction costs and other non-cash charges incurred in connection with actual or proposed Investments, financings, refinancings, amendments or modifications to the Notes or other Indebtedness, acquisitions or divestitures (including, without limitation, the Proposed Gaming Acquisition, borrowings under the Existing Senior Secured Credit Facility, the issuance of the Notes or the Secured Notes or any refinancing of any of the foregoing) of such Person and the Restricted Subsidiaries for such period; but, in each case, excluding (x) any such charges constituting an extraordinary item or loss and (y) any such charge which requires an accrual of or a reserve for cash charges for any future period.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the aggregate amount of all Indebtedness of any Person and its Restricted Subsidiaries outstanding as of such date of determination, determined on a consolidated basis in accordance with GAAP.

“Default ” means any event that is, or after notice or the passage of time or both would be, an Event of Default.

“Disqualified Capital Stock” means any Equity Interest that (i) either by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) is or upon the happening of an event would be required to be redeemed or repurchased prior to the final stated maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final stated maturity, or (ii) is convertible into or exchangeable at the option of the issuer thereof or any other Person for debt securities that are pari passu or senior in respect of payment to the Notes. Notwithstanding the foregoing, any Equity Interests that would constitute Disqualified Capital Stock solely because such Equity Interests mature or become mandatorily redeemable, or give the holders thereof the right to require the Company to repurchase such Equity Interests, in each case, upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Capital Stock if the terms of such Equity Interests provide that the Company may not repurchase or redeem any such Equity Interests pursuant to such provisions prior to the Company’s purchase of the Notes as are required to be purchased pursuant to the provisions of the Indenture as described under “—Repurchase Upon Change of Control” and “—Certain Covenants—Limitation on Asset Sales.”

“Diamond Jo” means the Diamond Jo casino and related facilities in Dubuque, Iowa.

“Diamond Jo Worth” means the Diamond Jo Worth casino and related facilities in Northwood, Iowa.

“DJL” means Diamond Jo, LLC, a Delaware limited liability company.

“Equity Holder” means (a) with respect to a corporation, each holder of stock of such corporation, (b) with respect to a limited liability company or similar entity, each member of such limited liability company or similar entity, (c) with respect to a partnership, each partner of such partnership, (d) with respect to any entity described in clause (a)(iv) of the definition of “Flow Through Entity,” the owner of such entity, and (e) with respect to a trust described in clause (a)(v) of the definition of “Flow Through Entity,” an owner thereof.

“Equity Interests” means Capital Stock or warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means (i) an underwritten offering of Qualified Capital Stock of the Company pursuant to a registration statement filed with and declared effective by the SEC in accordance with the Securities Act or (ii) an offering of Qualified Capital Stock of the Company pursuant to an exemption from the registration requirements of the Securities Act.

“Event of Loss” means, with respect to any property or asset, any (i) loss or destruction of, or damage to, such property or asset or (ii) any condemnation, seizure or taking, by exercise of the power of eminent domain or otherwise, of such property or asset, or confiscation or requisition of the use of such property or asset.

“Excluded Person” means (i) PGP, (ii) PGP Investors, LLC, (iii) M. Brent Stevens, (iv) Michael S. Luzich, (v) OEDA, (vi) any Affiliate or Manager of PGP, PGP Investors, LLC, OEDA, M. Brent Stevens or Michael S. Luzich (collectively, the “Existing Holders”), (vii) any trust, corporation, partnership or other entity (a) controlled by the Existing Holders and members of the immediate family of the Existing Holders or (b) 80% of the beneficiaries, stockholders, partners or owners of which consist solely of the Existing Holders and members of the immediate family of the Existing Holders or (viii) any partnership the sole general partners of which consist solely of the Existing Holders and members of the immediate family of the Existing Holders.

“Existing Senior Secured Credit Facility” means (i) that certain Loan and Security Agreement, dated as of June 16, 2004, by and among DJL, OED and Wells Fargo Foothill, Inc., including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced from time to time, including any agreement extending the maturity thereof, refinancing, replacing, supplementing or otherwise restructuring all or any portion of the Indebtedness thereunder or increasing or supplementing the amount loaned or issued thereunder or altering the maturity thereof, whether pursuant to a credit agreement, indenture or other debt facility (any of the foregoing, an “Amendment”) and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Existing Senior Secured Credit Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time; provided, the Company and the Restricted Subsidiaries, taken as a whole, do not incur Indebtedness pursuant to any Amendment defined in clause (i) or any Indebtedness incurred under clause (ii) in an aggregate principal amount at any time outstanding in excess of the maximum aggregate principal amount of Indebtedness permitted to be incurred pursuant to clause (i) of the covenant “Limitation on Incurrence of Indebtedness.”

“FF&E ” means furniture, fixtures and equipment (including Gaming Equipment) acquired by the Issuers and the Restricted Subsidiaries in the ordinary course of business for use in the construction and business operations of the Company or the Restricted Subsidiaries.

“FF&E Financing” means Indebtedness, the proceeds of which are used solely by the Issuers and the Restricted Subsidiaries (and concurrently with the incurrence of such Indebtedness) to acquire or lease or improve or refinance, respectively, FF&E; provided that (x) the principal amount of such FF&E Financing does not exceed the cost (including sales and excise taxes, installation and delivery charges, capitalized interest and other direct fees, costs and expenses) of the FF&E purchased or leased with the proceeds thereof or the cost of such improvements, as the case may be, and (y) such FF&E Financing is secured only by the assets so financed and assets which, immediately prior to the incurrence of such FF&E Financing, secured other Indebtedness of the Issuers and the Restricted Subsidiaries (to the extent such other Indebtedness and the Liens securing such other Indebtedness are permitted under the Indenture) to the lender of such FF&E Financing.

“Flow Through Entity” means an entity that for Federal income tax purposes constitutes (i) an “S corporation” (as defined in Section 1361(a) of the Code), (ii) a “qualified subchapter S subsidiary” (as defined in Section 1361(b)(3)(B) of the Code), (iii) a “partnership” (within the meaning of Section 7701(a)(2) of the Code) other than a “publicly traded partnership” (as defined in Section 7704 of the Code), (iv) an entity that is disregarded as an entity separate from its owner under the Code, the Treasury regulations or any published administrative guidance of the Internal Revenue Service, or (v) a trust, the income of which is includible in the taxable income of the grantor or another person under sections 671 through 679 of the Code (the entities described in the immediately preceding clauses (i), (ii), (iii), (iv) and (v), a “Federal Flow Through Entity”).

“Foreign Subsidiary” means any Subsidiary which (i) is not organized under the laws of the United States, any state thereof or the District of Columbia and (ii) conducts substantially all of its business operations outside the United States of America.

“GAAP” means generally accepted accounting principles, as in effect from time to time, set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, and in the rules and regulations of the SEC.

“Gaming Authorities” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States Federal government, any foreign government, any state, province or city or other political subdivision or otherwise, whether now or hereafter existing, or any officer or official thereof, including, without limitation, the Iowa Gaming Commission, the Louisiana Gaming Control Board, the Louisiana State Racing; Commission and any other agency, in each case, with authority to regulate any gaming or racing operation (or proposed gaming or racing operation) owned, managed or operated by the Company or any of the Subsidiaries.

“Gaming Equipment” means slot machines, video poker machines, and all other gaming equipment and related signage, accessories and peripheral equipment.

“Gaming FF&E Financing” means FF&E Financing, the proceeds of which are used solely by the Issuers and the Restricted Subsidiaries to acquire or lease FF&E that constitutes Gaming Equipment.

“Gaming Licenses” means every material license, material franchise, material registration, material qualification, findings of suitability or other material approval or authorization required to own, lease, operate or otherwise conduct or manage riverboat, dockside or land-based gaming or racing activities in any state or jurisdiction in which the Company or any of the Restricted Subsidiaries conducts business (including, without limitation, all such licenses granted by the Gaming Authorities), and all applicable liquor and tobacco licenses.

“Gaming Property” means: (i) the Diamond Jo, the Diamond Jo Worth and the Evangeline Downs horse racetrack and casino, in each case, so long as it is owned by the Company or a Restricted Subsidiary and (ii) any other gaming facility or gaming operation owned and controlled or to be owned and controlled after the Issue Date by the Company or a Restricted Subsidiary and that contains, or that based upon a plan approved by the Company’s Managers will contain upon the completion of the construction or development thereof, an aggregate of at least 500 slot machines or other gaming devices.

“Gaming Property Financing” means a financing, in whole or in part, of (x) the acquisition of any Gaming Property, (y) the construction of any Gaming Property (but only to the extent that the proceeds of such Indebtedness are used to acquire land, furniture, fixtures and equipment, prepare the site or construct improvements thereon) or (z) an investment in any Gaming Property.

“Government Securities ” means (i) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Security or a specific payment of principal of or interest on any such Government Security held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Security or the specific payment of principal of or interest on the Government Security evidenced by such depository receipt.

“Governmental Authority” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision or otherwise and whether now or hereafter in existence, or any officer or official thereof, and any maritime authority.

“guaranty ” or “guarantee,” used as a noun, means any guaranty (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other Obligation. “guarantee” or “guaranty” used as a verb, has a correlative meaning.

“Hedging Obligations” means, with respect to any Person, the Obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements, interest rate exchange agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates, including any arrangement whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a fixed or floating rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount.

“Holder” means the Person in whose name a Note is registered in the register of the Notes.

“Indebtedness ” of any Person means (without duplication) (i) all liabilities and obligations, contingent or otherwise, of such Person (a) in respect of borrowed money (regardless of whether the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (b) evidenced by bonds, debentures, notes or other similar instruments, (c) representing the deferred purchase price of property or services (other than trade payables on customary terms incurred in the ordinary course of business), (d) created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) representing Capital Lease Obligations, (f) under bankers’ acceptance and letter of credit facilities, (g) to purchase, redeem, retire, defease or otherwise acquire for value any Disqualified Capital Stock, or (h) in respect of Hedging Obligations; (ii) all Indebtedness of others that is guaranteed by such Person; and (iii) all Indebtedness of others that is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; provided that the amount of such Indebtedness shall (to the extent such Person has not assumed or become liable for the payment of such Indebtedness) be the lesser of (1) the fair market value of such property at the time of determination and (2) the amount of such Indebtedness. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The principal amount outstanding of any Indebtedness issued with original issue discount is the accreted value of such Indebtedness.

“Interest Coverage Ratio” means, for any period, the ratio of (i) Consolidated EBITDA of the Company for such period, to (ii) Consolidated Interest Expense of the Company for such period. In calculating Interest Coverage Ratio for any period, (a) pro forma effect shall be given to the incurrence, repayment or retirement by the Company or any of the Restricted Subsidiaries of any Indebtedness (other than Indebtedness incurred in the ordinary course of business for general corporate purposes pursuant to working capital facilities) subsequent to the commencement of the period for which the Interest Coverage Ratio is being calculated, as if the same had occurred at the beginning of the applicable period; (b) acquisitions that have been made by the Company or any of the Restricted Subsidiaries, including all mergers and consolidations, subsequent to the commencement of such period shall be calculated on a pro forma basis, assuming that all such acquisitions, mergers and consolidations had occurred on the first day of such period, including giving effect to reductions in costs for such period that are directly attributable to the elimination of duplicative functions and expenses (regardless of whether such cost savings could then be reflected in pro forma financial statements under GAAP, Regulation S-X promulgated by the SEC or any other regulation or policy of the SEC) as a result of such acquisition, merger or consolidation; provided that (x) such cost savings were identified and quantified in an Officers’ Certificate delivered to the Trustee at the time of the consummation of such acquisition, merger or consolidation and such Officers’ Certificate states that such officers believe in good faith that actions will be commenced or initiated within 90 days of the consummation of such acquisition, merger or consolidation to effect such cost savings and sets forth the specific steps to be taken within the 90 days after such acquisition, merger or consolidation to accomplish such cost savings, and (y) with respect to each acquisition, merger or consolidation completed prior to the 90th day preceding such date of determination, actions were commenced or initiated by the Company or any of its Restricted Subsidiaries within 90 days of such acquisition, merger or consolidation to effect the cost savings identified in such Officers’ Certificate (regardless, however, of whether the corresponding cost savings have been achieved). Without limiting the foregoing, the financial information of the Company with respect to any portion of such period that falls before the Issue Date shall be adjusted to give pro forma effect to the issuance of the Notes and the application of the proceeds therefrom as if they had occurred at the beginning of such period.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of loans, guarantees, advances or capital contributions (excluding (i), payroll commission, travel and similar advances to officers and employees of such Person made in the ordinary course of business, (ii) bona fide accounts receivable arising from the sale of goods or services in the ordinary course of business consistent with past practice and (iii) deposits and prepaid expenses incurred in the ordinary course of business or in connection with proposed transactions that are not consummated), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, and any other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP.

“Iowa Gaming Commission” means the Iowa Racing and Gaming Commission, or any successor Gaming Authority.

“Issue Date” means the date upon which the Outstanding Notes were issued.

“Issuers ” means the Company and Capital Corp. and their respective successors in accordance with the terms of the Indenture, and not any of their respective subsidiaries.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the City of New York or at a place of payment are authorized by law, regulation or executive order to remain closed.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, regardless of whether filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Management Arrangements” means profits interests grants or similar equity interest arrangements, employment agreements, consulting agreements, management agreements, operating agreements and other similar arrangements by and among the Company, any Affiliate of the Company or any manager, officer, member, employee or consultant of the Company or such Affiliate and such or similar agreements as may be modified, supplemented, amended, entered into or restated from time to time consistent with industry; practice and approved by the Managers of PGP or the Company, provided that the aggregate amount of payments made to an Excluded Person (other than the Company or any of the Restricted Subsidiaries) pursuant to any such equity interest, employment, consulting, management, operating or similar agreements or arrangements for any fiscal year shall not exceed 4.0% of the Consolidated EBITDA of the Company for the immediately preceding fiscal year.

“Managers” means, with respect to any Person (i) if such Person is a limited liability company, the board member, board members, manager or managers appointed pursuant to the operating agreement of such Person as then in effect or (ii) otherwise, the members of the board of directors or other governing body of such Person.

“Members ” means the holders of all of the Voting Stock of the Company.

“Net Income” means, with respect to any Person for any period, (a) the net income (or loss) of such Person for such period, determined in accordance with GAAP, excluding (to the extent included in calculating such net income) (i) any gain or loss, together with any related taxes paid or accrued on such gain or loss, realized in connection with any asset sale or abandonment, including pursuant to sale-leaseback transactions, and (ii) any extraordinary gain or loss, together with any taxes paid or accrued on such gain or loss, reduced by (b) an amount equal to the amount of Permitted Tax Distributions actually made (without duplication) to any parent or equity holder of such Person for such period in accordance with clause (iii) of the second paragraph of “—Limitation on Restricted Payments” as though such amounts had been paid as income taxes directly by such Person for such period.

“Net Proceeds” means the aggregate proceeds received in the form of cash or Cash Equivalents in respect of any Asset Sale (including issuance or other payments in an Event of Loss and payments in respect of deferred payment obligations and any cash or Cash Equivalents received upon the sale or disposition of any non-cash consideration received in any Asset Sale, in each case when received), net of:

(i)
the reasonable and customary direct out-of-pocket costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions), other than any such costs payable to an Affiliate of the Company,

(ii)
taxes required to be paid by the Company, any of the Subsidiaries, or any Equity Holder of the Company (or, in the case of any Company Equity Holder that is a Flow Through Entity, the Upper Tier Equity Holder of such Flow Through Entity) in connection with such Asset Sale in the taxable year that such sale is consummated or in the immediately succeeding taxable year, the computation of which shall take into account the reduction in tax liability resulting from any available operating losses and net operating loss carryovers, tax credits and tax credit carryforwards, and similar tax attributes, amounts required to be applied to the permanent repayment of Indebtedness in connection with such Asset Sale, and

(iv)
appropriate amounts provided as a reserve by the Company or any Restricted Subsidiary, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or such Restricted Subsidiary, as the case may be, after such Asset Sale (including, without limitation, as applicable, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations arising from such Asset Sale).

“Obligation ” means any principal, premium, interest, penalty, fee, indemnification, reimbursement, damage (including, without limitation, liquidated damages) and other obligation and liability payable under the documentation governing any liability.

“OED” means The Old Evangeline Downs, L.L.C., a Louisiana limited liability company.

“OEDA” means OED Acquisition, LLC, a Delaware limited liability company.

“OED 13% Senior Notes due 2010” means the 13% Senior Notes due 2010 with Contingent Interest issued under the OED Indenture.

“OED Indenture” means that certain Indenture, dated as of February 25, 2003, among OED, The Old Evangeline Downs Capital Corp., the Guarantors (as defined therein) and U.S. Bank National Association, as trustee.

“Officers’ Certificate” means the officers’ certificate to be delivered upon the occurrence of certain events as set forth in the Indenture.

“Opinion of Counsel” means an opinion from legal counsel who is reasonably acceptable to the Trustee. Such counsel may be an employee of or counsel to any of the Issuers, any Subsidiary of any of the Issuers or the Trustee.

“Peninsula Gaming” means Peninsula Gaming, LLC, a Delaware limited liability company.

“Permitted C-Corp Conversion” means a transaction resulting in the Company becoming subject to tax under the Code as a corporation (a “C Corporation”); provided that:

(1)
the C Corporation resulting from such transaction, if a successor to Peninsula Gaming, LLC, (a) is a corporation, limited liability company or other entity organized and existing under the laws of any state of the United States or the District of Columbia, (b) assumes all of the obligations of the Company under the Notes, the Registration Rights Agreement and the Indenture pursuant to a supplemental indenture in form reasonably satisfactory to the Trustee and (c) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction;

(2)	after giving effect to such transaction no Default or Event of Default exists;

(3)
prior to the consummation of such transaction, the Company shall have delivered to the Trustee (a) an Opinion of Counsel to the effect that the holders of the outstanding Notes will not recognize income gain or loss for Federal income tax purposes as a result of such Permitted C-Corp Conversion and will be subject to Federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Permitted C-Corp Conversion had not occurred and (b) an Officer’s Certificate as to compliance with all of the conditions set forth in paragraphs (1), (2) and (3)(a) above; and

(4)
such transaction would not (a) result in the loss or suspension or material impairment of any Gaming License unless a comparable replacement Gaming License is effective prior to or simultaneously with such loss, suspension or material impairment or (b) require any holder or beneficial owner of Notes to obtain a Gaming License or be qualified or found suitable under any applicable gaming or racing laws.

“Permitted Investments” means:

(i)
Investments by (a) any Issuer or any Subsidiary Guarantor in any Issuer or in any Subsidiary Guarantor or (b) any Restricted Subsidiary that is not a Subsidiary Guarantor in any Issuer or any other Restricted Subsidiary;

(ii)	Investments in Cash Equivalents;

(iii)
Investments in a Person, if, as a result of such Investment, such Person (a) becomes a Subsidiary Guarantor, or (b) is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuers or a Subsidiary Guarantor;

(iv)	Hedging Obligations;

(v)	Investments as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under the caption “Limitation on Asset Sales;”

(vi)	Investments existing on the Issue Date;

(vii)	Investments paid for solely with Capital Stock (other than Disqualified Capital Stock) of the Company;

(viii)	credit extensions to gaming customers in the ordinary course of business, consistent with industry practice;

(ix)
stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company (a) in satisfaction of judgments or (b) pursuant to any plan of reorganization or similar arrangement upon the bankruptcy” or insolvency of trade creditors or customers;

(x)	loans or other advances to employees of the Company and the Subsidiaries in an aggregate amount not to exceed $2.5 million at any one time outstanding;

(xi)	intercompany Indebtedness incurred pursuant to clause (v) of the covenant “Limitation on Incurrence of Indebtedness;”

(xii)	Investments in the Notes and the Secured Notes; and

(xiii)	Investments not otherwise permitted by clauses (i) through (xii) above, not to exceed $20.0 million at any one time outstanding.

“Permitted Liens” means:

(i)
Liens securing Indebtedness of the Company or any of the Restricted Subsidiaries incurred pursuant to clause (i) of the second paragraph of the covenant under “Limitation on Incurrence of Indebtedness;”

(ii)
Liens arising by reason of any judgment, decree or order of any court for an amount and for a period not resulting in an event of default with respect thereto, so long as such Lien is being contested in good faith and is adequately bonded, and any appropriate legal proceedings that may have been duly initiated for the review of such judgment, decree or order shall not have been finally adversely terminated or the period within which such proceedings may be initiated shall not have expired;

(iii)
security for the performance of bids, tenders, trade, contracts (other than contracts for the payment of borrowed money) or leases, surety and appeal, bonds performance and return-of-money bonds and other obligations of a like nature incurred in the ordinary course of business, consistent with industry practice;

(iv)
Liens for taxes, assessments or other governmental charges either (a) not yet delinquent or (b) that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Company or the Restricted Subsidiaries in accordance with GAAP;

(v)
Liens of carriers, warehousemen, mechanics, landlords, material men, suppliers, repairmen or other like Liens arising by operation of law in the ordinary course of business consistent with industry practices and Liens on deposits made to obtain the release of such Liens if (a) the underlying obligations are not overdue for a period of more than 30 days or (b) such Liens are being contested in good faith and by appropriate proceedings and adequate reserves with respect thereto are maintained on the books of the Company or the Restricted Subsidiaries in accordance with GAAP;

(vi)
easements, rights of way, zoning and similar restrictions and other similar encumbrances or title defects incurred in the ordinary course of business, and that do not materially detract from the value of the property subject thereto (as such property is used by the Company or a Restricted Subsidiary) or materially interfere with the ordinary conduct of the business of the Company or any of the Restricted Subsidiaries;

(vii)
Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security legislation or otherwise arising from statutory or regulatory requirements of the Company or any of the Restricted Subsidiaries;

(viii)
Liens securing Refinancing Indebtedness incurred in compliance with the Indenture to refinance Indebtedness secured by Liens; provided, (a) such Liens do not extend to any additional property or assets; (b) if the Liens securing the Indebtedness being refinanced were subordinated to or pari passu with the Liens, if any, securing the Notes, the Subsidiary Guarantees or any intercompany loan, as applicable, such new Liens are subordinated to or pari passu with such Liens to the same extent, and any related subordination or intercreditor agreement is confirmed; and (c) such Liens are no more adverse to the interests of Holders than the Liens replaced or extended thereby;

(ix)
Liens that secure Acquired Debt or Liens on property of a Person existing at the time such Person is merged into or consolidated with, or such property was acquired by, the Company or any Restricted Subsidiary; provided that such Liens do not extend to or cover any other property or assets and were not put in place in anticipation of such acquisition, merger or consolidation;

(x)
any interest or title of a lessor under any Capital Lease Obligation or operating lease; provided that such Liens do not extend to any property or assets which are not leased property subject to such Capital Lease Obligation;

(xi)
Liens that secure Purchase Money Obligations, Capital Lease Obligations or FF&E Financing permitted to be incurred under the Indenture; provided that such Liens do not extend to or cover any property or assets other than those being acquired, leased or developed and property and assets which, immediately prior to the incurrence of such Purchase Money Obligations, Capital Lease Obligations or FF&E Financing, secured other Indebtedness of the Issuers and the Restricted Subsidiaries (to the extent such other Indebtedness and the Liens securing such other Indebtedness are permitted under the Indenture) to the lender of such Purchase Money Obligations, Capital Lease Obligations or FF&E Financing;

(xii)	Liens securing Obligations under the Indenture, the Notes, the Subsidiary Guarantees or any collateral document evidencing any such Lien;

(xiii)	with respect to any vessel owned by the Company or the Restricted Subsidiaries, certain maritime liens, including liens for crew’s wages and salvage;

(xiv)	Liens in favor of the Company or any Subsidiary Guarantor, in which a security interest has been granted to the Trustee to secure the payment of the Notes or a Subsidiary Guaranty, respectively;

(xv)
Liens arising from precautionary Uniform Commercial Code financing statement filing regarding operating leases entered into by the Company or any of the Subsidiaries in the ordinary course of business;

(xvi)	Liens incurred in the ordinary course of business securing Hedging Obligations, which Hedging Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(xvii)	Liens existing on the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

(xviii)	Liens on a pledge of the Capital Stock of any Unrestricted Subsidiary securing any Indebtedness of such Unrestricted Subsidiary;

(xix)
leases or subleases granted to others not interfering in any material respect with the business of the Company or any of the Restricted Subsidiaries or materially detracting from the value of the relative assets of the Company or any Restricted Subsidiary;

(xx)
Liens securing reimbursement obligations with respect to commercial letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

(xxi)	Liens securing intercompany Indebtedness incurred pursuant to clause (v) of the second paragraph of the covenant under “Limitation on Incurrence of Indebtedness;”

(xxii)
Liens securing guarantees by Subsidiary Guarantors of Indebtedness incurred by any Issuer or Subsidiary Guarantor that is secured by a Permitted Lien if such guarantees are permitted by the covenant “Limitation on Incurrence of Indebtedness;”

(xxiii)
Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods; and

(xxiv)
Liens securing Indebtedness of the Company or the Restricted Subsidiaries if, immediately after giving pro forma effect to the incurrence thereof and the application of the proceeds therefrom, the Secured Leverage Ratio would not be greater than 2.0 to 1.0.

“Permitted Tax Distributions” in respect of the Company means, with respect to any taxable year or portion thereof in which the Company is a Flow Through Entity, the sum of: (i) the product of (a) the excess of (1) all items of taxable income or gain (other than capital gain) of the Company for such year or portion thereof over (2) all items of taxable deduction or loss (other than capital loss) of the Company for such year or portion thereof and (b) the Applicable Income Tax Rate, plus (ii) the product of (a) the net capital gain (i.e., net long-term capital gain over net short-term capital loss), if any, of the Company for such year or portion thereof and (b) the Applicable Capital Gain Tax Rate, plus (iii) the product of (a) the net short-term capital gain (for this purpose, net short-term capital gain in excess of net long-term capital loss), if any, of the Company for such year or portion thereof and (b) the Applicable Income Tax Rate, minus (iv) the aggregate Tax Loss Benefit Amount for the Company for such year or portion thereof. For purposes of calculating the amount of the Permitted Tax Distributions the items of taxable income, gain, deduction or loss (including capital gain or loss) of any Subsidiary that is a Flow Through Entity (but only for periods for which such Subsidiary is treated as a Flow Through Entity), which items of income, gain, deduction or, loss are allocated to or otherwise treated as items of income, gain, deduction or loss of the Company for Federal income tax purposes, shall be included in determining the taxable income, gain, deduction or loss (including capital gain or loss) of the Company.

“Person ” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof, or any other entity.

“PGP” means Peninsula Gaming Partners, LLC, a Delaware limited liability company, the direct parent and sole manager of the Company, and the indirect parent of Capital Corp.

“Pre-Opening Expenses” means, with respect to any fiscal period, the amount of expenses (other than interest expense) incurred with respect to capital projects that are classified as “pre-opening expenses” on the applicable financial statements of the Issuer and its Restricted Subsidiaries for such period, prepared in accordance with GAAP.

“Proposed Gaming Acquisition” means the acquisition of the Amelia Belle Casino pursuant to the terms of that certain Purchase Agreement, dated as of June 18, 2009, by and among Columbia Properties New Orleans, L.L.C., AB Acquisition LLC and PGP, as such agreement may be amended and supplemented from time to time.

“Purchase Money Obligations” means Indebtedness representing, or incurred to finance (or to Refinance Indebtedness incurred to finance), the cost (i) of acquiring any assets (including FF&E) and (ii) of construction or build-out of facilities (including Purchase Money Obligations of any other Person at the time such other Person is merged with or into or is otherwise acquired by the Issuers); provided that (a) any Lien securing such Indebtedness does not extend to or cover any other asset or property other than the asset or property being so acquired, constructed or built and assets which, immediately prior to the incurrence of such Purchase Money Obligations, secured other Indebtedness of the Issuers and the Restricted Subsidiaries (to the extent such other Indebtedness and the Liens securing such other Indebtedness are permitted under the Indenture) to the lender of such Purchase Money Obligations and (b) such Indebtedness is (or the Indebtedness being Refinanced was) incurred, and any Liens with respect thereto are granted, within 180 days of the acquisition or commencement of construction or build-out of such property or asset.

“Qualified Capital Stock” means, with respect to any Person, Capital Stock of such Person other than Disqualified Capital Stock.

“Related Business” means any business in which PGP, the Company or any Subsidiary of the Company was engaged on the Issue Date and any and all other businesses that in the good faith judgment of the Managers of the Company are similar, related, ancillary or complementary to such business, including, but not limited to, the entertainment and hotel businesses and food and beverage distribution operations.

“Required Regulatory Redemption” means a redemption by the Issuers of any Holder’s Notes pursuant to, and in accordance with, any order of any Governmental Authority with appropriate jurisdiction and authority relating to a Gaming License, or to the extent necessary in the reasonable, good faith judgment of the Managers of the Company to prevent the loss, failure to obtain or material impairment or to secure the reinstatement of, any Gaming License, where such redemption or acquisition is required because the Holder or beneficial owner of Notes is required to be found suitable or to otherwise qualify under any gaming or similar laws and is not found suitable or so qualified within 30 days after being requested to do so (or such lesser period that may be required by any Governmental Authority).

“Restricted Investment ” means an Investment other than a Permitted Investment.

“Restricted Payments” means:

(i)
any dividend or other distribution declared or paid on account of any Equity Interests of the Company or any of the Restricted Subsidiaries or any other payment to any Excluded Person or Affiliate thereof (other than, in each case, (a) dividends or distributions payable in Equity Interests (other than Disqualified Capital Stock) of the Company or (b) amounts payable to the Company or any Restricted Subsidiary);

(ii)
any payment to purchase, redeem or otherwise acquire or retire for value any Equity Interest of the Company, any Restricted Subsidiary or any other Affiliate of the Company (other than any such Equity Interest owned by the Company or any Restricted Subsidiary);

(iii)
any principal payment on, or purchase, redemption, defeasance or other acquisition or retirement for value of, any Indebtedness of the Company or any Subsidiary Guarantor that is contractually subordinated in right of payment to the Notes or such Subsidiary Guarantor’s Subsidiary Guaranty thereof, as the case may be, prior to any scheduled principal payment, sinking fund payment or other payment at the stated maturity thereof; or

(iv)	any Restricted Investment.

“Restricted Subsidiary” means any Subsidiary which at the time of determination is not an Unrestricted Subsidiary.

“Return from Unrestricted Subsidiaries” means (a) 50% of any dividends or distributions received by the Company or a Restricted Subsidiary from an Unrestricted Subsidiary, to the extent that such dividends or distributions were not otherwise included in Consolidated Net Income of the Company, plus (b) to the extent not otherwise included in Consolidated Net Income of the Company, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) repayments of the principal of loans or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the sale or liquidation of any Unrestricted Subsidiaries, plus (c) to the extent that any Unrestricted Subsidiary of the Company is designated to be a Restricted Subsidiary, the fair market value of the Company’s Investment in such Subsidiary on the date of such designation.

“Secured Debt” means Indebtedness of the Company or its Restricted Subsidiaries secured by a Lien (other than a Lien permitted to be incurred pursuant to clauses (ii)-(vii), (x), (xiii)-(xvi) or (xviii)-(xxiii) of the definition of Permitted Liens).

“Secured Leverage Ratio” means, as of any date of determination, the ratio of (a) the aggregate principal amount of Secured Debt outstanding on such date (and, for this purpose, letters of credit will be deemed to have a principal amount equal to the face amount thereof, whether or not drawn) to (b) Consolidated EBITDA of the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding such date of determination, in each case with such pro forma adjustments to Secured Debt and Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Interest Coverage Ratio.”

“Secured Notes” means the 8 3/8% senior secured notes due 2015 of the Issuers.

“Significant Subsidiary” shall have the meaning provided under Regulation S-X of the Securities Act, as in effect on the Issue Date.

“Specified Equity Contributions” means the Cash Equivalents or other assets (valued at their fair market value) received by the Company after the Issue Date from (i) contributions to its common equity capital, and (ii) the sale (other than to a Subsidiary of the Company) of Equity Interests (other than Disqualified Capital Stock) of the Company, in each case, designated as Specified Equity Contributions pursuant to an Officers’ Certificate on or promptly after the date such capital contributions are made or the date such Equity Interests are sold, as the case may be.

“subsidiary ” means, with respect to any Person, (i) any corporation, association or other business entity (including a limited liability company) of which more than 50% of the total voting power of shares of Voting Stock thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (ii) any partnership in which such Person or any of its subsidiaries is a general partner.

“Subsidiary” means any subsidiary of the Company.

“Subsidiary Guarantor ” means any Subsidiary that has executed and delivered in accordance with the Indenture a Subsidiary Guaranty, and such Person’s successors and assigns.

“Subsidiary Guaranty ” means an unconditional and irrevocable guaranty by a Subsidiary Guarantor of the Obligations of the Issuers under the Notes and the Indenture, on a senior secured basis, as set forth in the Indenture, as amended from time to time in accordance with the terms thereof.

“Tax Loss Benefit Amount” means with respect to any taxable year, the amount by which the Permitted Tax Distributions would be reduced were a net operating loss or net capital loss from a prior taxable year of the Company ending subsequent to the first day of the taxable year of the Company following the taxable year that includes the Issue Date (such day, the “Loss Date”) carried forward to the applicable taxable year; provided that for such purpose the amount of any such net operating loss or net capital loss shall be used only once and in each case shall be carried forward to the next succeeding taxable year until so used. For purposes of calculating the Tax Loss Benefit Amount, the proportionate part of the items of taxable income, gain, deduction, or loss (including capital gain or loss) of any Subsidiary that is a Flow Through Entity for a taxable year of such Subsidiary ending subsequent to the Loss Date, which items of income, gain, deduction or loss are allocated to or otherwise treated as items of income, gain, deduction or loss of the Company for Federal income tax purposes, shall be included in determining the amount of net operating loss or net capital loss of the Company.

“Transactions” means the acquisition of Belle of Orleans, L.L.C., the issuance of the Outstanding Notes and the Secured Notes on the Issue Date and certain related transactions, in each case as described under the caption “Description of Related Transactions” in the Company’s current report on Form 8-K filed with the Securities Exchange Commission on July 15, 2009.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to August 15, 2013; provided, however, that if no published maturity exactly corresponds with such date, then the Treasury Rate shall be interpolated or extrapolated on a straightline basis from the arithmetic mean of the yields for the next shortest and next longest published maturities; provided, however, that if the period from the redemption date to August 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means any Subsidiary that, at or prior to the time of determination, shall have been designated by the Managers of the Company as an Unrestricted Subsidiary and each subsidiary of such Subsidiary; provided that such Subsidiary or any of its subsidiaries does not hold any Indebtedness or Capital Stock of, or any Lien on any assets of, the Company or any Restricted Subsidiary. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date. The Managers of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the Interest Coverage Ratio test set forth in the covenant described under the caption “Limitation on Incurrence of Indebtedness” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation. The Company shall be deemed to make an Investment in each Subsidiary designated as an Unrestricted Subsidiary immediately following such designation in an amount equal to the fair market value of the Investment in such Subsidiary and its subsidiaries immediately prior to such designation. Any such designation by the Managers of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Managers giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions and is permitted by the covenant described above under the caption “Limitation on Incurrence of Indebtedness.”

“Upper Tier Equity Holder” means, in the case of any Flow Through Entity the Equity Holder of which is, in turn, a Flow Through Entity, the person that is ultimately subject to tax on a net income basis on the items of taxable income, gain, deduction, and loss of the Company and the Subsidiaries that are Flow Through Entities.

“Voting Stock” means, with respect to any Person, (i) one or more classes of the Capital Stock of such Person having general voting power to elect at least a majority of the Board of Directors, managers or trustees of such Person (regardless of whether at the time Capital Stock of any other class or classes have or might have voting power by reason of the happening of any contingency) and (ii) any Capital Stock of such Person convertible or exchangeable without restriction at the option of the holder thereof into Capital Stock of such Person described in clause (i) above.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years (rounded to the nearest one-twelfth) obtained by dividing (i) the then outstanding principal amount of such Indebtedness into (ii) the total of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

“Wholly Owned Subsidiary” of any Person means a subsidiary of such Person all the Capital Stock of which (other than directors’ qualifying shares) is owned directly or indirectly by such Person; provided that with respect to the Company, the term Wholly Owned Subsidiary shall exclude Unrestricted Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM

The outstanding notes were offered and sold to qualified institutional buyers in reliance on Rule 144A of the Securities Act and in offshore transactions in reliance on Regulation S of the Securities Act.  Except as set forth below, exchange notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000.

Book-Entry, Delivery and Form

The exchange notes will be represented by one or more notes in registered, global form, without interest coupons (collectively, the “Global Notes”). The Global Notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “Exchange of Book-Entry Notes for Certificated Notes.”

The exchange notes may be presented for registration of transfer and exchange at the offices of the Registrar.

Depository Procedures

DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of Participants. The Participants include securities brokers and dealers (including the initial purchaser), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuers that pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchaser with portions of the principal amount of Global Notes and (ii) ownership of such interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to Participants) or by Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations that are Participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest. For certain other restrictions on the transferability of the Notes, see “Exchange of Book-Entry Notes for Certificated Notes.”

Except as described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.

Payments in respect of the principal, premium, liquidated damages, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Issuers and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Issuers, the Trustee or any agent of the Issuers or the Trustee have or will have any responsibility or liability for (i) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuers that its current practices, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will not be the responsibility of DTC, the Trustee or the Issuers. None of the Issuers or the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the Notes, and the Issuers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Notes for all purposes.

Interests in the Global Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Issuers that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

The information in this section concerning DTC and its book-entry system has been obtained from sources believed to be reliable, but the Issuers take no responsibility for the accuracy thereof.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among Participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the initial purchaser nor the Trustee will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

Subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for exchange notes in certificated form (a “Certificated Note”). Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Issuers notify the Trustee in writing that DTC (x) is no longer willing or able to act as a depositary and the Issuers are unable to locate a qualified successor within 90 days or (y) has ceased to be a clearing agency registered under the Exchange Act or (ii) the Issuers, at their option, notify the Trustee in writing that they elect to cause the issuance of  exchange notes in the form of Certificated Notes under the applicable Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the DTC identify as being the beneficial owner of the related exchange notes.

None of the Issuers or the Trustee will be liable for any delay by the Global Note Holder or the DTC in identifying the beneficial owners of Notes and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the DTC for all purposes.

Same Day Settlement and Payment

The Indentures require that payments in respect of the exchange notes represented by a Global Note (including principal, premium, if any, interest and liquidated damages, if any, thereon) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Notes, the Issuers will make all payments of principal, premium, if any, interest and liquidated damages, if any, thereon by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Issuers expect that secondary trading in the Certificated Notes will also be settled in immediately available funds.

CERTAIN U.S. FEDERAL TAX CONSEQUENCES

The following summary describes certain material U.S. federal income tax consequences of the exchange offer and the ownership and disposition of the exchange notes by a holder thereof that held outstanding notes.  This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing regulations thereunder, and published rulings and court decisions, all as in effect and available on the date hereof, and all subject to change at any time, possibly with retroactive effect. It is not anticipated that the Company will seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the U.S. federal income tax treatment of the exchange offer or the exchange notes and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below. In addition, the discussion pertaining to the tax treatment of the ownership and disposition of the exchange notes is limited to exchange notes received pursuant to the exchange offer in exchange for outstanding notes purchased for cash in a qualified reopening of the Existing Notes.  Further, except as set forth below, the summary only applies to holders who held and will hold their exchange notes as capital assets for U.S. federal income tax purposes and does not address all of the tax consequences that may be relevant to holders or tax consequences to investors in special tax situations (such as financial institutions, dealers in securities or currencies, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, partnerships or other pass-through entities or persons holding exchange notes through a partnership or other pass-through entity, persons subject to the alternative minimum tax, persons that hold exchange notes as part of a straddle, hedging or conversion transaction, persons whose functional currency is not the U.S. dollar and certain U.S. expatriates). Moreover, the following summary does not address the U.S. federal estate and gift tax consequences to holders. Accordingly, each holder should consult its own tax advisor with regard to the U.S. federal, state, local and foreign tax consequences of the exchange offer and the ownership and disposition of the exchange notes.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of exchange notes that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or an entity taxable as a corporation) organized in or created under the laws of the United States or of any political subdivision of the United States;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust.

If a partnership (or entity treated as a partnership for U.S. federal income tax purposes) holds exchange notes, the tax treatment of the partnership and a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Each partner of a partnership (or entity treated as a partnership for U.S. federal income tax purposes) holding exchange notes should consult its own tax advisor.

A Non-U.S. Holder is a beneficial owner of exchange notes that is neither a U.S. Holder nor a partnership (or an entity treated as a partnership for U.S. federal income tax purposes).

Exchange of Outstanding Notes in the Exchange Offer

The exchange of the exchange notes for outstanding notes will not constitute a taxable event to holders for U.S. federal income tax purposes. Consequently, a holder will not recognize gain or loss upon the exchange of an exchange note for an outstanding note, the holder's adjusted tax basis in the exchange note will be the same as its adjusted tax basis in the corresponding outstanding note immediately before the exchange, and the holder's holding period in the exchange note will include the holding period in the outstanding note exchanged therefor.

Tax Consequences to U.S. Holders

Stated Interest

Each exchange note should be treated as a continuation of the outstanding note exchanged therefor for purposes of (1) the inclusion of stated interest into income and (2) the original issue discount (“OID”) rules of the Code and the U.S. Treasury Regulations promulgated thereunder.  Subject to the discussion of OID below and Bond Premium below, stated interest payable semi-annually on an exchange note will be includible in the gross income of a U.S. Holder as ordinary interest income in accordance with such U.S. Holder’s method of accounting for tax purposes.

Original Issue Discount

Each exchange note should be treated as having been issued with OID in the same amount as the OID on the outstanding note exchanged therefor.  The amount of OID on the outstanding notes equals the excess of the sum of all amounts payable on the outstanding notes (other than payments of qualified stated interest, defined below) over its issue price.  Nonetheless, as discussed below under “—Bond Premium,” if a U.S. Holder’s adjusted tax basis in an exchange note exceeds the stated principal amount of such exchange note, the U.S. Holder is not required to include OID from such exchange note in gross income. If a U.S. Holder’s adjusted tax basis in an exchange note does not exceed the stated principal amount of such exchange note, the U.S. Holder, whether on the cash or accrual method of accounting, must include any OID in income calculated on a constant-yield method before the receipt of cash attributable to the income, and generally will have to include in income increasingly greater amounts of OID over the life of the exchange notes. The amount of OID includible in income by a U.S. Holder is the sum of the daily portions of OID with respect to the exchange note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the exchange note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to an exchange note may be of any length selected by the U.S. Holder and may vary in length over the term of the exchange note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the exchange note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the adjusted issue price of the exchange note at the beginning of the accrual period and the yield to maturity of the exchange note (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the exchange note allocable to the accrual period. The “adjusted issue price” of an exchange note at the beginning of any accrual period is the issue price of the exchange note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the exchange note that were not qualified stated interest. In general, “qualified stated interest” is stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. Stated interest on the exchange notes will be treated as qualified stated interest.

The issue price, amount of OID, and the yield to maturity of the exchange notes may be obtained by writing to Peninsula Gaming, LLC, 301 Bell Street, Dubuque, Iowa 52001, Attn: Chief Financial Officer.

A U.S. Holder may make an election to accrue OID and the stated interest on the exchange notes on a constant yield basis. The election is complicated and U.S. Holders should consult their tax advisors regarding such election.

The Company may redeem all or part of the secured exchange notes at any time on or after August 15, 2012 and the unsecured exchange notes at any time on or after August 15, 2013 by, in some cases, paying a specified premium (see “Description of Secured Notes—Redemption—At the Option of the Issuers” and “Description of Unsecured Notes—Redemption—At the Option of the Issuers”). U.S. Treasury Regulations regarding notes issued with OID contain special rules for determining the maturity date and the stated redemption price at maturity of a debt instrument where the issuer of such debt instrument has an unconditional option to make payments under such debt instrument under an alternative payment schedule. Under such rules, it is assumed that the issuer of such debt instrument will exercise an option to redeem a debt instrument if such exercise will lower the yield to maturity of such debt instrument. Since the terms of the Company’s option to redeem the secured exchange notes on or after August 15, 2012 and the unsecured exchange notes at any time on or after August 15, 2013 by, in some cases, paying a specified premium would not lower the yield to maturity of the secured exchange notes and unsecured exchange notes, respectively, the Company will disregard this optional redemption provision in determining the amount or timing of any OID inclusions thereon.

Prior to August 15, 2011, the Company may also redeem up to 35% of the secured exchange notes at a price equal to 108.375% of the principal amount thereof, plus accrued interest, if any, to the applicable redemption date with the proceeds of one or more equity offerings (see “Description of Secured Notes—Redemption—Equity Clawback”) and prior to August 15, 2012, the secured exchange notes, in whole or part, at a price equal to 100% of the principal amount thereof plus accrued interest, if any, to the applicable redemption date and plus the Applicable Premium (see “Description of Secured Notes—Redemption—Make-Whole Redemption”). Prior to August 15, 2012, the Company may also redeem up to 35% of the unsecured exchange notes at a price equal to 110.750% of the principal amount thereof, plus accrued interest, if any, to the applicable redemption date with the proceeds of one or more equity offerings (see “Description of Unsecured Notes—Redemption—Equity Clawback”) and prior to August 15, 2013, the unsecured secured notes, in whole or part, at a price equal to 100% of the principal amount thereof plus accrued interest, if any, to the applicable redemption date and plus the Applicable Premium (see “Description of Unsecured Notes—Redemption—Make- Whole Redemption”). The Company shall also redeem all or part of the exchange notes following certain determinations by applicable racing and gaming regulatory authorities, at a redemption price equal to the lesser of (i) the Holder’s cost thereof and (ii) 100% of the principal amount thereof, plus, in either case, accrued interest, if any, to the applicable redemption date (see “Description of Secured Notes—Redemption—Mandatory Redemption” and “Description of Unsecured Notes—Redemption—Mandatory Redemption”). Under the U.S. Treasury Regulations regarding notes issued with OID, if based on all the facts and circumstances as of the date on which the notes are issued there is a remote likelihood that a contingency will occur, it is assumed that such contingency will not occur. The Company believes that as of the issue date of the Notes, the likelihood of such events occurring that would result in the Company exercising its redemption options described above was, in each case, remote.  Similarly, with respect to a Holder’s option to require the Company to purchase the exchange notes (i) in the event of a change of control (see “Description of Secured Notes—Repurchase upon Change of Control” and “Description of Unsecured Notes—Repurchase upon Change of Control”) or (ii) to the extent of Excess Proceeds from an asset sale (see “Description of Secured Notes—Certain Covenants—Limitation on Asset Sales” and “Description of Unsecured Notes—Certain Covenants—Limitation on Asset Sales”), the Company believes that as of the issue date of the Notes, the likelihood of such events was for this purpose remote. In each case, the Company’s determination is not binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder may be required to accrue income on the exchange notes that it owns in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of such exchange notes before the resolution of the contingency. In the event that any of these contingencies were to occur, it would affect the amount and timing of the income that a U.S. Holder recognizes. U.S. Holders are urged to consult their own tax advisors regarding the potential application to the exchange notes of the contingent payment debt instrument rules and the consequences thereof.

Bond Premium

A U.S. Holder that has an adjusted tax basis in an exchange note that exceeds the stated principal amount of such note (any such excess being “amortizable bond premium”), may elect to reduce the amount required to be included in the U.S. Holder’s income each year with respect to qualified stated interest, as defined above, on the exchange note by the amount of amortizable bond premium allocable (based on such exchange note’s yield to maturity (or, if it results in a smaller amortizable bond premium, with reference to the amount payable on an earlier call date)) to that year. Any election to amortize bond premium shall apply to all debt instruments (other than debt instruments the interest on which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS. A U.S. Holder with an adjusted tax basis in an exchange note in excess of its stated redemption price at maturity is not required to include OID in gross income.

Market Discount and Acquisition Premium

If a U.S. Holder purchased outstanding notes at a price other than their initial issue price, the market discount, and acquisition premium rules may apply to such holder’s exchange notes. Each holder should consult its own tax advisor regarding this possibility.

Sale, Taxable Exchange or Other Disposition of the Exchange Notes

Upon the sale, taxable exchange or other disposition of an exchange note, a U.S. Holder will recognize gain or loss equal to the difference, if any, between the amount realized on the sale, taxable exchange or other disposition (excluding amounts received with respect to accrued but unpaid stated interest, which generally will be taxable as interest) and the U.S. Holder’s adjusted tax basis in the exchange note. A U.S. Holder’s adjusted tax basis in an exchange note generally will be equal to the cost of the exchange note to such holder, increased by the amount of any OID included in the U.S. Holder’s income prior to the disposition of the exchange note, and reduced by (i) the amount of any payments that are not qualified stated interest payments and (ii) the amount of any amortizable bond premium applied to reduce interest on the exchange note. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder’s holding period for the exchange notes is more than one year at the time of the taxable exchange. If a U.S. Holder is a non-corporate U.S. Holder, including an individual, such holder’s long-term capital gain is generally subject to preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations under the Code.

New Legislation

Recently enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on net investment income, including on interest and capital gains, for taxable years beginning after December 31, 2012. U.S. holders should consult their tax advisors regarding the effect, if any, of this legislation on their acquisition, ownership and disposition of the exchange notes.

Information Reporting and Backup Withholding

In general, payments made in the United States or through certain U.S. related financial intermediaries with respect to payments of interest (including for these purposes any OID) or principal on a U.S. Holder’s exchange notes and the proceeds received upon the sale or other disposition of such exchange notes will be required to be reported to the IRS unless the U.S. Holder is an exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder may be subject to a backup withholding tax on such payments unless the U.S. Holder (i) is an exempt recipient and when required, demonstrates this fact or (ii) provides a taxpayer identification number and otherwise complies with applicable certification requirements.

U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

Tax Consequences to Non-U.S. Holders

Payments of Interest

The U.S. federal withholding tax of 30% will not apply to any payment to a Non-U.S. Holder of interest, including OID, on an exchange note provided that:

•	such payments are not effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business;

•	such Non-U.S. Holder is not a “10 percent shareholder” (within the meaning of Section 871(h)(3)(B) of the Code) of either PGC or PGL;

•	such Non-U.S. Holder is not a controlled foreign corporation that is related directly or indirectly to either PGC or PGL;

•	such Non-U.S. Holder is not a bank whose receipt of interest on an exchange note is described in Section 881(c)(3)(A) of the Code; and

•
(a) such Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS Form W-8BEN (or a successor form)) or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its business holds the exchange note on behalf of the Non-U.S. Holder and certifies, under penalties of perjury, that it has received IRS Form W-8BEN (or a successor form) from the Non-U.S. Holder or from another qualifying financial institution intermediary, and, in certain circumstances, provides a copy of the IRS Form W-8BEN (or a successor form) or (c) the Non-U.S. Holder holds the exchange notes through certain foreign intermediaries or certain foreign partnerships that satisfy the requirements of applicable U.S. Treasury Regulations.

If a Non-U.S. Holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless such Non-U.S. Holder provides us with a properly executed (a) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (b) IRS Form W-8ECI stating that interest paid on the exchange note is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. Alternative documentation may be applicable in certain circumstances.

If a Non-U.S. Holder is engaged in a trade or business in the U.S. and interest on an exchange note is effectively connected with the conduct of that trade or business, such Non-U.S. Holder will be required to pay U.S. federal income tax on that interest on a net income basis (although such interest will be exempt from the 30% withholding tax provided the certification requirement described above is met) in the same manner as if it were a U.S. Holder, except as otherwise provided by applicable tax treaty. In addition, if a Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on an exchange note will be included in the earnings and profits of such foreign corporation if the interest is effectively connected with the conduct by such foreign corporation of a trade or business in the United States.

Sale, Taxable Exchange or Other Disposition of Exchange Notes

Any gain realized by a Non-U.S. Holder upon the sale, taxable exchange, redemption or other disposition of an exchange note (except amounts received with respect to accrued and unpaid stated interest, which would be taxable as described above) generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

A holder described in the first bullet point above generally will be required to pay U.S. federal income tax on the net gain, except as otherwise required by an applicable tax treaty, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty). A holder described in the second bullet point above will be subject to U.S. federal income tax at a 30% rate (or a lower rate if so specified by an applicable income tax treaty) on the gain, which gain may be offset by certain U.S. source capital losses, even though the holder is not considered a resident of the United States.

Information Reporting and Backup Withholding

Backup withholding will not apply to payments made by the Company or its paying agents, in their capacities as such, if a Non-U.S. Holder has provided the required certification that it is not a U.S. person as described above. However, certain information reporting may still apply with respect to interest payments (including payments with respect to OID) even if certification is provided. Payments of the proceeds of a disposition made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that information reporting (but generally not backup withholding) may apply to those payments if the broker is:

•	a U.S. person;

•	a controlled foreign corporation for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

•
a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in U.S. Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

A Non-U.S. Holder will be subject to backup withholding and information reporting with respect to any payment of the proceeds of a disposition (including a redemption) of an exchange note made to or through the U.S. office of a broker unless it properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

Currently applicable U.S. Treasury Regulations establish reliance standards with regard to the certification requirements described above.

Non-U.S. Holders should consult their tax advisors regarding application of withholding and backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current U.S. Treasury Regulations. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability or such holder may claim a refund, provided the required information is furnished timely to the IRS.

PLAN OF DISTRIBUTION

We are not using any underwriters for this exchange offer.  We are also bearing the expenses of the exchange.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer in exchange for outstanding notes acquired by such broker-dealer as a result of market-making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of the exchange notes received by it in connection with this exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales or transfers of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making or other trading activities. We have agreed that, for a period of up to 90 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.  In addition, until October 3, 2011 (90 days after the date of this prospectus), all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers.  Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices.  Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes.  Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concession received by any such persons may be deemed to be underwriting compensation under the Securities Act.  The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 90 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal.  We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes), other than commissions or concessions of any brokers or dealers and will indemnify the holders of the outstanding notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes and gurantees thereon offered hereby will be passed upon for us by White & Case LLP, New York, New York.  Certain matters of Louisiana law relating to the validity of the guarantees will be passed upon for us by Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, Baton Rouge, Louisiana, and certain matters of Kansas law relating to the validity of the guarantees will be passed upon for us by Stinson Morrison Hecker LLP, Kansas City, Missouri.

EXPERTS

The consolidated financial statements of Peninsula Gaming, LLC and its subsidiaries as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, and the related consolidated financial statement schedule, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein.  Such consolidated financial statements and consolidated financial statement schedule have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

This prospectus forms a part of a registration statement that we filed with the SEC on Form S-4 under the Securities Act of 1933, as amended, in connection with the offering of the exchange notes.  You will find additional information about us and the exchange notes in the registration statement.

           PGL files reports and other information with the SEC. You may read and copy reports or other filed information at the SEC’s public reference room at 100 F Street, NE, Washington, D.C., 20549, Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. These SEC filings are also available to the public through the web site maintained by the SEC at http://www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Peninsula Gaming, LLC
Dubuque, Iowa

We have audited the accompanying consolidated balance sheets of Peninsula Gaming, LLC and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in member’s deficit and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the consolidated financial statement schedule listed in the Index to Consolidated Financial Statements and Schedule. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Peninsula Gaming, LLC and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ DELOITTE & TOUCHE LLP

Cedar Rapids, Iowa
March 11, 2011

PENINSULA GAMING, LLC
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2010 AND 2009
(in thousands)

	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,650	$34,537
Restricted cash—purse settlements	4,178	4,400
Accounts receivable, net	1,466	3,147
Receivables from affiliates	117	40
Inventories	1,450	1,520
Prepaid expenses and other assets	4,825	3,600
Total current assets	31,686	47,244
PROPERTY AND EQUIPMENT, NET	271,881	287,229
OTHER ASSETS:
Deferred financing costs, net of amortization of $6,342 and $3,919, respectively	23,536	25,705
Goodwill	85,308	85,308
Licenses and other intangibles	78,403	78,237
Deposits and other assets	30,684	3,470
Investment available for sale	18,307	14,741
Total other assets	236,238	207,461
TOTAL	$539,805	$541,934
LIABILITIES AND MEMBER’S DEFICIT
CURRENT LIABILITIES:
Accounts payable	$3,598	$3,180
Construction payable	-	3,155
Purse settlement payable	5,803	6,070
Accrued payroll and payroll taxes	6,417	5,916
Accrued interest	20,137	21,455
Other accrued expenses	13,306	12,343
Payable to affiliates	667	290
Current maturities of long-term debt and leases	1,643	2,172
Total current liabilities	51,571	54,581
LONG-TERM LIABILITIES:
8⅜% senior secured notes, net of discount	235,535	234,778
10¾% senior notes, net of discount	297,997	297,317
Senior secured credit facilities	3,500	-
Term loan	3,567	5,183
Notes and leases payable, net of discount	28	22
Obligation under Minimum Assessment Agreement	18,523	18,852
Other liabilities	953	976
Total long-term liabilities	560,103	557,128
Total liabilities	611,674	611,709
COMMITMENTS AND CONTINGENCIES (Note 8)
MEMBER’S DEFICIT:
Common member’s interest	9,000	9,000
Accumulated deficit	(84,254)	(76,780)
Note receivable from owner	-	(1,723)
Accumulated other comprehensive income (loss)	3,385	(272)
Total member’s deficit	(71,869)	(69,775)
TOTAL	$539,805	$541,934

See notes to consolidated financial statements.

PENINSULA GAMING, LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(in thousands)

	2010	2009	2008

REVENUES:
Casino	$293,619	$258,427	$227,269
Racing	14,961	16,507	17,986
Video poker	4,694	5,322	5,901
Food and beverage	26,272	23,418	16,767
Other	12,483	10,580	11,809
Less promotional allowances	(36,671)	(27,974)	(20,579)
Total net revenues	315,358	286,280	259,153
EXPENSES:
Casino	120,633	107,106	97,421
Racing	14,417	15,360	15,739
Video poker	3,717	3,908	4,349
Food and beverage	16,980	16,471	13,174
Other	8,584	7,484	7,564
Selling, general and administrative	54,753	45,564	34,657
Depreciation and amortization	29,413	24,651	20,134
Pre-opening expense	33	6	785
Development expense	28	1,211	(922)
Affiliate management fees	5,756	5,318	5,401
Impairment on asset held for sale	—	—	831
Loss on disposal of assets	184	1,770	95
Total expenses	254,498	228,849	199,228
INCOME FROM OPERATIONS	60,860	57,431	59,925
OTHER INCOME (EXPENSE):
Interest income	2,249	2,010	2,465
Interest expense, net of amounts capitalized	(59,598)	(50,407)	(39,634)
Loss from equity affiliate	(29)	—	—
Loss on early retirement of debt	—	(22,475)	—
Total other expense	(57,378)	(70,872)	(37,169)
NET INCOME (LOSS)	$3,482	$(13,441)	$22,756

See notes to consolidated financial statements.

PENINSULA GAMING, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S DEFICIT
AND COMPREHENSIVE INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(in thousands)

	COMMON MEMBER’S INTEREST	ACCUMU-LATED DEFICIT	NOTE RECEIV-ABLE FROM OWNER	ACCUMU-LATED OTHER COMPRE-HENSIVE INCOME (LOSS)	TOTAL MEMBER’S DEFICIT	COMPRE- HENSIVE INCOME (LOSS)

BALANCE, JANUARY 1, 2008	$9,000	$(66,424)	$—	$(2,198)	$(59,622)
Net income	—	22,756	—	—	22,756	$22,756
Unrealized loss on available for sale security	—	—	—	(4,814)	(4,814)	(4,814)
Member distributions	—	(10,303)	—	—	(10,303)	—
Comprehensive income						$17,942
BALANCE, DECEMBER 31, 2008	9,000	(53,971)	—	(7,012)	(51,983)
Net loss	—	(13,441)	—	—	(13,441)	$(13,441)
Unrealized gain on available for sale security	—	—	—	6,740	6,740	6,740
Loan to owner	—	—	(1,723)	—	(1,723)	—
Member distributions	—	(9,368)	—	—	(9,368)	—
Comprehensive loss						$(6,701)
BALANCE, DECEMBER 31, 2009	9,000	(76,780)	(1,723)	(272)	(69,775)
Net income	—	3,482	—	—	3,482	$3,482
Unrealized gain on available for sale security	—	—	—	3,657	3,657	3,657
Loan to owner	—	—	(10)	—	(10)	—
Repayment of loan by owner	—	—	1,733	—	1,733	—
Member distributions	—	(10,956)	—	—	(10,956)	—
Comprehensive income						$7,139
BALANCE, DECEMBER 31, 2010	$9,000	$(84,254)	$—	$3,385	$(71,869)

See notes to consolidated financial statements.

PENINSULA GAMING, LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(in thousands)
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,482	$(13,441)	$22,756
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	29,413	24,651	20,134
Non-cash interest	4,261	5,172	5,232
Loss on early retirement of debt	—	22,475	—
Loss from equity affiliate	29	—	—
Non-cash equity based and other compensation	486	(2,037)	(6,225)
Impairment of asset held for sale	—	—	831
Loss on disposal of assets	184	1,770	95
Non-cash charitable contributions	—	—	(1,072)
Changes in operating assets and liabilities, excluding affects of acquisition:
Restricted cash — purse settlements	222	613	(111)
Receivables	839	(136)	1,077
Receivables from affiliates	(77)	231	(271)
Inventories	70	(280)	(288)
Prepaid expenses and other assets	343	2,441	(1,310)
Payables	(225)	(3,282)	1,462
Accrued expenses	(2,032)	14,703	(1,570)
Payable to affiliates	377	(3,077)	(346)
Net cash flows from operating activities	37,372	49,803	40,394
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in cash value of life insurance for premiums paid	(348)	(387)	(7)
Advances under note receivable to related party	(2,300)	—	—
Proceeds from note receivable to related party	29	—	—
Purchase of investments	—	(700)	—
Business acquisition and licensing costs	(25,429)	(104,626)	(1,493)
Construction project development costs	(8,268)	(22,574)	(63,558)
Purchase of property and equipment	(6,962)	(7,296)	(5,698)
Proceeds from sale of property and equipment	169	690	3,155
Net cash flows from investing activities	(43,109)	(134,893)	(67,601)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	(756)	(16,684)	(1,432)
Principal payments on debt	(2,175)	(394,377)	(9,178)
Proceeds from senior notes	—	531,537	—
Proceeds from senior credit facilities	27,500	29,700	42,500
Payments on senior credit facilities	(24,000)	(60,200)	(12,000)
Loan to owner	(10)	(1,723)	—
Proceeds from repayment of loan by owner	1,733	—	—
Proceeds from term loan	—	—	8,000
Member distributions	(11,442)	(7,331)	(4,078)
Net cash flows from financing activities	(9,150)	80,922	23,812
NET DECREASE IN CASH AND CASH EQUIVALENTS	(14,887)	(4,168)	(3,395)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,537	38,705	42,100
CASH AND CASH EQUIVALENTS AT END OF YEAR	$19,650	$34,537	$38,705

(continued)

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$55,442	$33,731	$37,837
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:
Property and equipment acquired, but not paid	$2,084	$3,247	$13,544
Unrealized gain (loss) on available for sale investment	3,657	6,740	(4,814)
Exchange of private senior notes for registered senior notes	545,000	—	—
Property and equipment acquired in exchange for obligation under Minimum Assessment Agreement	—	1,989	15,415
Reduction in property and equipment and liability	—	209	868
Liability settled in exchange for property and equipment	—	4,104	—
Deferred financing costs incurred, but not paid	—	502	—
Property and equipment acquired in exchange for indebtedness	—	—	5,269
Property and equipment acquired in exchange for long-term deposit	—	—	1,213

See notes to consolidated financial statements.

PENINSULA GAMING, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BUSINESS PURPOSE

 Peninsula Gaming, LLC (“PGL” or the “Company”), a Delaware limited liability company, is a casino entertainment holding company with gaming operations in local markets in Iowa and Louisiana. PGL’s wholly owned subsidiaries consist of: (i) Diamond Jo, LLC, a Delaware limited liability company (“DJL”), that owns and operates the Diamond Jo casino in Dubuque, Iowa; (ii) Diamond Jo Worth, LLC, a Delaware limited liability company (“DJW”), that owns and operates the Diamond Jo casino in Worth County, Iowa;  (iii) The Old Evangeline Downs, L.L.C., a Louisiana limited liability company (“EVD”), that owns and operates the Evangeline Downs Racetrack and Casino, or racino, in St. Landry Parish, Louisiana and five off-track betting (“OTB”) parlors in Louisiana; (iv) Belle of Orleans, L.L.C., a Louisiana limited liability company (“ABC”), that owns and operates the Amelia Belle Casino in Amelia, Louisiana; (v) Kansas Star Casino, LLC, a Kansas limited liability company (“KSC”), formed on December 23, 2010 with no assets or operations; and (vi) Peninsula Gaming Corp. (“PGC”), a Delaware corporation with no assets or operations. The Company is a wholly owned subsidiary of Peninsula Gaming Partners, LLC, a Delaware limited liability company (“PGP”).

Recent Developments

On January 14, 2011, PGP’s Contract to Serve as Lottery Gaming Facility Manager for the South Central Gaming Zone on behalf of the Kansas Lottery (“Kansas Management Contract”) was approved by the Kansas Racing and Gaming Commission and upon such approval, became effective.  In November 2010, the Company paid a $25.0 million refundable privilege fee to the State of Kansas, which is recorded in Deposits and other assets on the Company’s consolidated balance sheet as of December 31, 2010 (upon approval of the contract the privilege fee is no longer refundable).  In January 2011, the Kansas Management Contract was assigned to KSC.

The Kansas Management Agreement allows KSC to design, develop and operate the Kansas Star Casino, Hotel and Event Center (“Kansas Star”) in Mulvane, Kansas.  The Kansas Star will be built in two phases. The first phase will include 1,500 slot machines, 42 table games, 10 poker tables, 150 hotel rooms, approximately 2,800 parking spaces, a 250-seat buffet, a 140-seat steakhouse, a two outlet food court, and a 177,000 square foot indoor event center. Construction will begin during the first quarter of 2011. While the first phase is expected to be completed in January 2013, KSC plans to begin operating 1,310 slots machines and 32 table games by January 2012 from within the event center in the interim. The second phase will include an additional 500 slot machines (thus expanding the total to 2,000 slot machines), an additional 8 table games (bringing the total to 50 table games), the development of an equine complex which includes multiple arenas and barn facilities, a sports bar, 750 additional parking spaces, parking for 80 recreational vehicles, and 150 additional hotel rooms (bringing the total to 300 rooms). The second phase is scheduled for completion by January 2015.

The first phase budget for the Kansas Star is $230 million. The Company plans to finance the remaining costs of the first phase of the project with (i) net proceeds from an $80.0 million tack on offering to its 8⅜% Senior Secured Notes due 2015 (the “PGL Secured Notes”) consummated on February 9, 2011, (ii) net proceeds from a $50.0 million tack on offering to its 10ѕ% Senior Unsecured Notes due 2017 (the “PGL Unsecured Notes” and, together with the PGL Secured Notes, the “PGL Notes”) consummated on February 1, 2011, (iii) anticipated slot vendor and equipment financing of $42.0 million (which are permitted borrowings under the Company’s existing borrowing agreements), and (iv) cash flow from operations. Further, the Company has executed a term sheet and expects to enter into an agreement with a third party hotel developer/operator to separately build, finance, and operate the $20.0 million hotel, although no assurances can be given that the Company will obtain the slot vendor and equipment financing or enter into a separate hotel agreement.

The second phase of the Kansas Star project is budgeted at $65.0 million and is expected to be funded from cash flows from operations and, if necessary, availability under the PGL Credit Facility.

The Kansas Management Contract contractually obligates KSC to open certain phases of the project by certain specified dates. With certain exceptions, the interim gaming facility must open for business no later than February 14, 2012, while the permanent gaming facility must be completed by January 14, 2013, and the entire construction project (as set forth in the contract) must be completed no later than January 14, 2015. In addition, as of January 14, 2015, KSC is obligated to have made a minimum investment in infrastructure related to the Kansas Star development of $225.0 million, inclusive of any third party investments but exclusive of the $25.0 million privilege fee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation—The consolidated financial statements include the financial information of the Company and its wholly owned subsidiaries, DJL, DJW, EVD, ABC, KSC and PGC. ABC’s operations have been included from its acquisition date on October 22, 2009.  All significant intercompany balances and transactions are eliminated.

Cash and Cash Equivalents—The Company considers all certificates of deposit and other highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Restricted Cash-Purse Settlements—Restricted cash represents amounts restricted by regulation for purses to be paid during the live meet racing season at EVD. Additionally, restricted cash includes entrance fees for a special futurity race during the racing season, plus any interest earnings. These funds will be used to pay the purse for the race. A separate interest bearing bank account is required for these funds.

Inventories—Inventories consisting principally of food, beverage, retail items, and operating supplies are stated at the lower of first-in, first-out cost or market.

Property and Equipment—Property and equipment are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed as incurred. Depreciation and amortization are computed on a straight-line basis over the following estimated useful lives:

Land improvements	10-40 years
Buildings and building improvements	3–40 years
Riverboat and improvements	3–20 years
Furniture, fixtures and equipment	1–10 years
Computer equipment	1–5 years
Vehicles	2–5 years

Impairment of Long-Lived Assets— Long-lived assets are reviewed for impairment when management plans to dispose of assets or when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Assets held for disposal are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using primarily a discounted future cash flow analysis. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Capitalized Interest— The Company capitalizes interest costs associated with significant construction projects. The Company capitalizes interest on amounts expended on the projects at each applicable subsidiaries’ average cost of borrowed money. Capitalization of interest ceases when the project is substantially complete. There was no capitalized interest in 2010, an insignificant amount capitalized during 2009 and $3.3 million capitalized during 2008.

Deferred Financing Costs— Costs associated with the issuance of financing agreements have been deferred and are being amortized over the life of the related instrument/agreement using the effective interest method. These amortization costs are included in interest expense on the statements of operations.  The Company deferred costs related to the issuance of the PGL Notes, the amended and restated loan and security agreement entered into by PGL, DJL, EVD, ABC and DJW (collectively, the “Borrowers”) with Wells Fargo Capital Finance, Inc. (“Wells Fargo”) as the arranger and agent on October 22, 2009 (“PGL Credit Facility”), and the Minimum Assessment Agreement, dated October 1, 2007, among DJL, the City of Dubuque, Iowa (the “City”) and the City Assessor of the City of Dubuque, (the “Minimum Assessment Agreement”).  As of December 31, 2010 and 2009, the Company deferred, net of amortization, $13.8 million and $15.3 million, respectively, of fees and expenses related to the PGL Notes, $1.4 million and $1.8 million, respectively, of fees and expenses related to the PGL Credit Facility and $8.3 million and $8.6 million, respectively, of fees and expenses related to DJL’s Minimum Assessment Agreement.

Goodwill and Licenses and Other Intangible Assets— Goodwill of $53.1 million and $32.2 million as of December 31, 2010 represents the excess of the purchase price over the fair value of the net identifiable assets acquired in connection with the acquisition of DJL and ABC, respectively. Goodwill is not amortized, but is reviewed at least annually for impairment and written down and charged to income when its recorded value exceeds its estimated fair value. At December 31, 2010, 2009 and 2008, DJL performed its annual impairment test on goodwill and determined that the estimated fair value of the DJL reporting unit exceeded its carrying value as of those dates.   At December 31, 2010, ABC performed its annual impairment test on goodwill and determined that the estimated fair value of the ABC reporting unit exceeded its carrying value as of that date.  Due to the timing of the ABC acquisition and related valuation, no tests were performed during 2009 for ABC as there were no indicators of impairment.  Management determines fair value primarily using a discounted future cash flow analysis.  Goodwill is subject to impairment by, among other things, significant changes in the gaming tax rates in Iowa and Louisiana, significant new competition which could substantially reduce profitability, non-renewal of DJL’s or ABC’s gaming license due to regulatory matters, non-renewal of DJL’s gaming license due to lack of approval of gaming by the county electorate at scheduled referendums in Dubuque County, Iowa, and regulatory changes that could adversely affect DJL’s and ABC’s business.

Changes in the carrying amount of goodwill by segment are summarized as follows (in thousands):

	Diamond Jo Dubuque	Amelia Belle	Total
Balance at December 31, 2008	$53,083	$-	$53,083
ABC acquisition	-	32,225	32,225
Balance at December 31, 2010 and 2009	$53,083	$32,225	$85,308

The Company has no accumulated impairment losses.

Licenses and other intangibles as of December 31, 2010 and 2009 consist of (i) the acquired licenses and tradename associated with the purchase of EVD, (ii) DJW’s gaming license under an executory agreement with the State of Iowa, the final $1.0 million payment of which was made in 2009, and (iii) the tradename, customer relationships, customer list and gaming license associated with the purchase of ABC.

The licenses and EVD’s tradename have indefinite lives as the Company has determined that there are no known legal, regulatory, contractual, economic or other factors that would limit their useful lives and the Company intends to renew and operate the licenses and use the EVD tradename indefinitely. In addition, other key factors in the Company’s assessment that these licenses have an indefinite life include: (1) the Company’s license renewal experience confirms that renewals would not be withheld except under extraordinary circumstances; (2) the renewals related to these licenses confirms the Company’s belief that the renewal process could be completed without substantial cost and without material modification of the licenses; (3) the economic performance of the operations related to the licenses support the Company’s intention of operating the licenses indefinitely; (4) the continued limitation of gaming licenses in the States of Louisiana and Iowa limits competition in the jurisdictions where these licenses are maintained; and (5) the 86% approval rate by the Worth County electorate in the last referendum. Indefinite lived intangible assets are not amortized, but are reviewed at least annually for impairment and written down and charged to income when their recorded value exceeds their estimated fair value.

Each of EVD’s identified intangible assets was valued separately when EVD was purchased. The valuations were updated by management as of December 31, 2010, 2009 and 2008, each indicating no impairment. In addition, management performed a valuation of the DJW gaming license as of December 31, 2010, 2009 and 2008, indicating no impairment. Each of ABC’s identified intangible assets was valued separately when ABC was purchased. The valuation for the gaming license was updated by management as of December 31, 2010, indicating no impairment. Due to the timing of the ABC acquisition and the related valuation, no test was performed during 2009 for ABC as there were no indicators of impairment.

ABC’s tradename, customer relationships and customer list were determined to have finite lives. The weighted average useful life of the identifiable intangible assets with finite lives is estimated to be 9 years.  Amortization expense for 2010 was $0.3 million and for 2009 was insignificant.  Amortization expense is expected to be approximately $0.3 million for 2011 and $0.2 million per year for 2012 through 2015.

The Company’s intangible assets are subject to impairment by, among other things, significant changes in the gaming tax rates in Louisiana and Iowa, significant new competition which could substantially reduce profitability, non-renewal of the racing or gaming licenses due to regulatory matters or lack of county electorate approval in Iowa, changes to EVD’s or ABC’s tradename or the way EVD’s or ABC’s tradename is used in connection with its business and regulatory changes that could adversely affect the Company’s business by, for example, limiting or reducing the number of slot machines or video poker machines that the Company is permitted to operate.

Management does not expect significant adverse changes in the operations at DJL, DJW, EVD and ABC over the next 12 months.  However, regulatory changes, including increases in gaming tax rates, increased competition and declines in economic conditions in the regions in which the Company operates could have a negative effect on future operations. If a material negative impact would occur, it may have an impact on the periodic review of goodwill and indefinite lived assets for impairment.

In connection with PGL’s acquisition of EVD from a third party, EVD is required to pay the third party a contingent fee of one half of one percent (0.5%) of the net slot revenues generated by EVD’s racino located in St. Landry Parish, Louisiana, for a period of ten years commencing on December 19, 2003, the date the racino’s casino opened to the general public. This contingent fee is payable monthly in arrears and has been recorded as an adjustment to the purchase price (as permitted by purchase accounting guidance) allocated to slot machine and video game licenses of $0.4 million and $0.5 million, respectively, for each of the years ended December 31, 2010 and 2009. The licenses allow the Company to operate slot machines and video poker at EVD and their OTBs.

Licenses and other intangibles are summarized as follows (in thousands):
	December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Intangible assets with indefinite lives:
Gaming licenses	$72,575	$-	$72,575
Tradename	2,454	-	2,454
Horse racing license	1,308	-	1,308
Intangible assets with finite lives:
Tradename	2,135	(249)	1,886
Customer relationships and customer list	242	(62)	180
Total	$78,714	$(311)	$78,403

	December 31, 2009
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Intangible assets with indefinite lives:
Gaming licenses	$72,146	$-	$72,146
Tradename	2,454	-	2,454
Horse racing license	1,308	-	1,308
Intangible assets with finite lives:
Tradename	2,135	(36)	2,099
Customer relationships and customer list	242	(12)	230
Total	$78,285	$(48)	$78,237

The gaming licenses are subject to renewal every year in Iowa and every five years in Louisiana (ABC’s license was renewed in February 2010 and EVD’s next renewal is in November 2012) and the horse racing license every 10 years in Louisiana (next renewal in April 2017).  In addition, in Iowa the gaming licenses are subject to an authorization referendum in the county every eight years (next referendum November 2018).  Renewal costs in Louisiana and referendum costs in Iowa are expensed as incurred.

         Note Receivable—In accordance with a loan agreement entered into in November 2009 with the developer of the hotel at EVD, EVD loaned the developer $2.3 million during the third quarter of 2010, the proceeds of which were used toward the development of the hotel.  The developer of the hotel is an affiliate of EVD (see “Investments” below).  Amounts advanced under the loan bear interest at a rate of 14.5% and shall be paid quarterly in arrears.  Principal payments on the loan are due quarterly beginning after November 15, 2010 based on a twenty year amortization schedule. All outstanding principal and interest is due on November 15, 2014.  The note receivable is secured by a second priority lien and security interest in substantially all of the assets of the developer.  This note receivable is recorded on the balance sheet at outstanding principal.  At December 31, 2010, $2.2 million of this note receivable is included in Deposits and other assets and $0.1 million is included in Prepaid expenses and other assets.  At December 31, 2010, the developer has made all contractual payments due under the loan agreement.

Deposits— At December 31, 2010, included in Deposits and other assets is a $25.0 million deposit related to the refundable privilege fee paid to the State of Kansas as discussed in Note 1.

Investments— In October 2007, DJW purchased $23.0 million in aggregate principal amount of 7.5% Urban Renewal Tax Increment Revenue Bonds, Taxable Series 2007 (“City Bonds”).  This investment is classified as available-for-sale and is recorded at fair value.  The fair value of the investment at December 31, 2010 and December 31, 2009 was $18.6 million and $14.7 million, respectively.  At December 31, 2010, $0.3 million is included as a current asset in Prepaid expenses and other assets and at December 31, 2010 and 2009, $18.3 million and $14.7 million is included as a long-term asset in Investment available for sale.

Future maturities of the City Bonds, excluding the discount, at December 31, 2010 for the years ending December 31 are summarized as follows (in thousands):

2011	$285
2012	305
2013	330
2014	355
2015	380
Thereafter	21,370
Total	$23,025

In addition, in 2009 EVD made a $0.7 million investment in a third party venture whose primary purpose is to design, develop and operate a hotel adjacent to EVD’s casino.  The hotel opened to the public in November 2010.  EVD’s share of the loss from operations related to this investment is included in Loss from equity affiliate in the statements of operations with a corresponding adjustment to the investment which is included in Deposits and other assets on the balance sheets.

Debt Discount—Debt discount associated with the issuance of debt is netted with the related debt obligations on the balance sheets and is amortized over the life of the debt using the effective interest method. The amortization of such discount is included in Interest expense, net of amounts capitalized on the statements of operations.

Derivative Financial Instrument—The Company had a derivative financial instrument, a contingent put option related to DJW’s 11% senior secured notes due 2012 (the “DJW Notes”).  Such derivative financial instrument was recorded at fair market value and the change in fair market value was recognized immediately through earnings as an adjustment to interest expense.  In 2009, the DJW Notes were redeemed and the contingent put option was eliminated.

Obligation Under Minimum Assessment Agreement—On October 1, 2007, DJL entered into the Amended and Restated Port of Dubuque Public Parking Facility Development Agreement (the “Development Agreement”) with the City regarding, among other things, the design, development, construction and financing of the public parking facility located adjacent to DJL’s casino development. The public parking facility is owned and operated by the City and was constructed on real estate owned by the City. In 2007, DJL contributed $6.3 million towards the construction of the public parking facility.  The City issued the City Bonds, which were purchased by DJW and are recorded as an available for sale investment (see Investments), to fund the remaining construction costs of the facility. Due to DJL’s expected use of the public parking facility and its obligations under a Minimum Assessment Agreement with the City (which will repay the principal and interest on the City Bonds), combined with the Company’s guarantee of DJL’s obligation under the Minimum Assessment Agreement, DJL recorded a capital asset and an obligation to the City to the extent proceeds from the City Bonds were used to construct the parking facility.  Interest costs under the Minimum Assessment Agreement obligation, net of amounts capitalized, are expensed as incurred.  DJL’s remaining obligation under the Minimum Assessment Agreement at December 31, 2010 and 2009 was $1.9 million and $0.9 million, respectively, which were recorded as a current obligation of DJL and $18.5 million and $18.9 million, respectively, which were recorded as a long-term obligation of DJL on the Company’s balance sheets.

Under the Minimum Assessment Agreement, DJL and the City agreed to a minimum taxable value related to DJL’s new casino of $57.9 million.  DJL has agreed to pay property taxes to the City based on the actual taxable value of the casino, but not less than the minimum taxable value.  Scheduled payments of principal and interest on the City Bonds will be funded through DJL’s payment obligations under the Minimum Assessment Agreement.  DJL is also obligated to pay any shortfall should property taxes be insufficient to fund the principal and interest payments on the City Bonds. Total minimum payments by DJL under the Minimum Assessment Agreement are approximately $1.9 million per year through 2036.

The Minimum Assessment Agreement obligation, along with related interest costs, will be paid off through property tax payments.  Any property tax payments required to be made by DJL which are in excess of the Minimum Assessment Agreement obligation will be expensed as incurred.   The cost of the parking facility was capitalized by DJL and is being depreciated over its estimated useful life of 40 years.

The Development Agreement also calls for (i) the payment by the Company for the reasonable and necessary actual operating costs incurred by the City for the operation, security, repair and maintenance of the public parking facility and (ii) the payment by the Company to the City of $80 per parking space in the public parking facility per year, which funds will be used by the City for capital expenditures necessary to maintain the public parking facility. Operating costs of the parking facility incurred by DJL are expensed as incurred. Deposits to the sinking fund are recorded as other assets. When the sinking fund is used for capital improvements, such amounts are capitalized and amortized over their remaining useful life not to exceed the remaining useful life of the parking facility.

The Company’s future obligations under the Minimum Assessment Agreement related to the recorded obligation at December 31, 2010 for the years ending December 31 are summarized as follows (in thousands):

2011	$1,885
2012	1,885
2013	1,885
2014	1,885
2015	1,885
Thereafter	38,646
Total	48,071
Less amounts representing interest	(27,663)
Less current portion (included in Other accrued expenses)	(1,885)
Long-term obligation under Minimum Assessment Agreement	$18,523

 Note Receivable from Owner—In accordance with a promissory note dated December 24, 2009, between the Company and PGP, the Company loaned PGP approximately $1.7 million as of December 31, 2009.  Interest on the promissory note accrues at a rate of 10% and is payable semi-annually on June 15 and December 15 of each year. In September 2010, the Company made a $1.7 million cash distribution which was recorded as a member distribution to PGP, the proceeds of which were used by PGP to repay all of the outstanding principal and interest on the loan due to the Company.  The outstanding loan amount at December 31, 2009 is classified within member’s deficit on the Company’s balance sheet as it is a receivable from a related party.

Revenue Recognition and Promotional Allowances— In accordance with industry practice, casino and video poker revenue is the net win from gaming activities, which is the difference between gaming wins and losses. Racing revenues include EVD’s share of pari-mutuel wagering on live races from commissions and breakage income which are set by the Louisiana State Racing Commission, and EVD’s share of wagering from import and export simulcasting as well as EVD’s share of wagering from its off-track betting parlors. Pari-mutuel revenues are recognized upon occurrence of the live race that is presented for wagering and after that live race is made official by the state’s racing regulatory body. Food, beverage and other revenue is recognized as services are performed. Revenues exclude taxes.

Various cash and free play incentive programs related to gaming play as well as the retail value of food and beverage and other services furnished to guests without charge are included in gross revenues and then deducted as promotional allowances. These amounts were as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Cash and free play incentives	$19,691	$15,166	$11,655
Food and beverage	15,162	11,592	8,036
Other	1,818	1,216	888
Total promotional allowances	$36,671	$27,974	$20,579

The cost of complimentary food and beverage and other services have been included in casino, racing and video poker expenses on the accompanying statements of operations. Such estimated costs of providing complimentary services allocated from the food and beverage and other operating departments to the casino, video poker and racing departments were as follows (in thousands):

	Year Ended December 31,
	2010	2009	2008
Food and beverage	$5,764	$4,218	$3,136
Other	1,194	850	365
Total cost of complimentary services	$6,958	$5,068	$3,501

Slot Club Awards—The Company provides slot patrons with incentives redeemable for food, beverage or other services based on the dollar amount of play on slot machines. A liability has been established based on an estimate of the cost of honoring these outstanding incentives, utilizing the age of the award and prior history of redemptions.

Equity Based Compensation— Effective January 1, 2006, the Company adopted an accounting standard which requires that compensation expense under equity based awards be measured at fair value. As allowed under the provisions of the standard, the Company has applied the standard prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. The Company continues to account for any portion of awards outstanding at the date of initial application of the standard using the accounting principles historically applied to those awards, the intrinsic value method.

At a meeting of the board of managers of PGP held on February 25, 2005, PGP approved grants of profits interests under PGP’s Amended and Restated 2004 Incentive Unit Plan (the “IUP”) to two executive officers of PGL aggregating 2.50% of the outstanding membership units of PGP on a fully diluted basis. In addition, at a meeting of the board of managers of PGP held on September 12, 2005, PGP approved additional grants under the IUP to the executive officers of PGL aggregating 5% of the outstanding membership units of PGP on a fully diluted basis. The terms of the awards include specified vesting schedules, acceleration of vesting upon the occurrence of certain events, anti-dilution protection, transfer restrictions and other customary terms and provisions. The profits interests awarded under the IUP entitle the holders thereof to receive distributions from operating profits on a pro rata basis with holders of common units of PGP (but only to the extent of profits allocated to holders of profits interests after the date of grant) and distributions on liquidation (but only to the extent of their pro rata share of any undistributed operating profits allocated to holders of profits interests and any further appreciation in the fair market value of PGP after the date of grant).

Prior to November 6, 2009, the equity based awards granted by PGP to the two executive officers contained a put option exercisable by the officer.  On a quarterly basis, the Company estimated the fair value of all incentive units granted under PGP’s equity based incentive compensation plans that had the put option and compared that value to the value of such incentive units at the date of grant. The value of the incentive units was primarily determined on a discounted cash flow basis discounted for a minority interest.  Any appreciation or depreciation in the value of the incentive units was expensed or credited to an expense based on the percentage of the grant vested. As these awards are issued by PGP, the awards represent a PGP liability and not a liability of the Company although the expense associated with awards to the officers was recorded by the Company with a corresponding credit to member contributions.  The Company credited $2.4 million in 2009 and $6.6 million in 2008 to selling, general and administrative expense with respect to these units.

On November 6, 2009, in connection with the partial settlement of certain awards with the officers discussed below, the put option granted to the officers as part of the incentive units was removed.   The awards were reclassified from liability awards to equity awards as a result of the modifications.  Subsequently, any appreciation or depreciation in the estimated intrinsic value of the incentive units is not reflected in earnings of the Company.

On November 6, 2009, the board of managers of PGP approved the PGP 2009 Profits Interest Plan (the “Plan”).   On the same day, PGP approved grants of profits interests to the two officers discussed above under the Plan (equal to the amounts of profits interests redeemed from each of them, as described below, and representing approximately 4.5% of all capital interests of PGP outstanding as of such date).  The profits interests granted pursuant to such awards were fully vested at the time of grant, and the value of the profits interests granted pursuant to such awards is limited to the future appreciation in value, if any, of PGP’s common membership interests from the date of grant of such profits interests.

In connection with the grant of profits interests under the Plan described above, the Board also approved the repurchase of certain previously granted and vested profits interests on November 6, 2009, from the executive officers discussed above in the amount of $5.8 million. Such payment was made by PGP because the awards are a PGP liability. The repurchase price was equal to the intrinsic value of the units as of November 6, 2009.

Other than as discussed above, the Company did not have any new awards and there were no modifications, repurchases, or cancellations of awards issued prior to January 1, 2006 during the years ended December 31, 2010, 2009 and 2008 and there were no payments to employees related to equity based awards during the years 2010, 2009 and 2008.

Advertising—All costs associated with advertising are expensed as incurred. Advertising expense was $2.8 million in each of 2010 and 2009 and $2.5 million in 2008.

Pre-opening Expense—Costs associated with start-up activities for new or expanded operations are expensed as incurred.

Development Expense—Costs associated with new business opportunities are expensed as incurred unless the cost is capitalizable and management believes it is probable the project will be completed.

In 2006, DJL and the Dubuque County Historical Society (the “Historical Society”) entered into an agreement which among other things called for the transfer, thirty days after opening the new casino, of the Diamond Jo vessel to the Historical Society at the Historical Society’s option. In 2007, contingencies in the agreement became remote and as a result, DJL recognized the fair market value of its charitable obligations under the agreement. In 2008, DJL and the Historical Society reached a revised agreement to sell the Diamond Jo vessel and split the proceeds evenly between DJL and the Historical Society. Based on this agreement, DJL reduced its outstanding obligation to the Historical Society to 50% of the estimated proceeds expected to be received upon the sale of the Diamond Jo vessel with a corresponding credit of $1.1 million to development expense on the Company’s statement of operations. This credit was offset by additional development expenses of $0.2 million related to DJL's new casino in 2008.

Acquisition related costs of $1.1 million associated with the acquisition of ABC were included in development expense in 2009.  Development expense was insignificant in 2010.

Income Taxes—The Company is a limited liability company. In lieu of corporate income taxes, the members of a limited liability company are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates involve the intrinsic values of equity based compensation, the fair value of DJW’s investment in the City Bonds, the periodic review of the carrying value of assets for impairment, the estimated useful lives for depreciable assets and the estimated liabilities for slot club awards.

Concentrations of Risk—The Company’s customer base is concentrated in southwest Louisiana, north central and eastern Iowa, southern Minnesota, southwest Wisconsin and northwest Illinois.

The Company maintains deposit accounts at four banks. At December 31, 2010 and 2009, and various times during the years ended December 31, 2010, 2009 and 2008, the balance at the banks exceeded the maximum amount insured by the Federal Deposit Insurance Corporation. Credit risk is managed by monitoring the credit quality of the banks.

Recently Issued Accounting Standards— In April 2010, the Financial Accounting Standards Board (“FASB”) issued guidance regarding the accounting for casino base jackpot liabilities.  This guidance is effective for 2011.  The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

In January 2010, the FASB revised its guidance regarding fair value measurement disclosures. The guidance requires new disclosure about transfers between the levels of the fair value hierarchy as well as expanded disclosure regarding activity within Level 3 of the fair value hierarchy. The Company adopted this guidance in the first quarter of 2010 with no impact to the Company’s financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31 is summarized as follows (in thousands):

	2010	2009

Land and land improvements	$19,748	$19,701
Buildings, riverboat and improvements	254,754	244,438
Furniture, fixtures and equipment	101,046	96,964
Computer equipment	12,988	11,083
Vehicles	775	677
Construction in progress	1,702	6,916
Subtotal	391,013	379,779
Accumulated depreciation	(119,132)	(92,550)
Property and equipment, net	$271,881	$287,229

 Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $29.1 million, $24.6 million and $20.1 million, respectively.

A third party operator constructed a new hotel adjacent to EVD's racino which opened to the public in November 2010.  During the third quarter of 2009, the Company determined that it was probable that all conditions to financing this hotel project by the third party operator would be met and that the third party operator would build the hotel.  Prior to that time, EVD incurred capitalized development costs related to the design and development of a hotel which it initially planned to own and operate. During the third quarter of 2009, EVD expensed $1.5 million of capitalized design and development costs and disposal costs related to the hotel project design that was not utilized by the third party operator as a loss on disposal of assets.

In connection with DJL’s casino development, the Diamond Jo vessel was being depreciated to its expected disposal value of $1.2 million based on the fair market value of the vessel as determined with the assistance of an independent third party valuator.  In January 2009, DJL received and accepted an offer to purchase the vessel for approximately $0.4 million.  Based on the accepted offer, DJL recorded an impairment charge of $0.8 million in December 2008 related to the decrease in the fair market value of the vessel.

On October 16, 2008, DJW entered into an agreement with a third party to sell certain of its assets comprising a waste water treatment facility.  These assets had a net book value of $2.6 million at the time of sale.  The sale price was $2.8 million which, along with certain cash payments and the reduction of certain liabilities related to the waste water treatment facility, resulted in a net gain on the sale of approximately $0.2 million which was recognized in the fourth quarter of 2008.

4. DEBT

Long-term debt at December 31 consists of the following (in thousands):
	2010	2009

8⅜% senior secured notes due August 15, 2015, net of discount of $4,465 and $5,222, respectively, secured by substantially all the assets of the Company and its subsidiaries and the equity of the Company	$235,535	$234,778
10¾% senior unsecured notes due August 15, 2017, net of discount of $7,003 and $7,683, respectively	297,997	297,317
$58,500 revolving line of credit under a loan and security agreement of PGL, DJL, EVD, ABC and DJW with Wells Fargo, interest rate at prime plus a margin of 2.5% with a floor of 6.0% (rate of 6.0% at December 31, 2010 and 2009), maturing January 15, 2014, secured by substantially all assets of PGL, DJL, EVD, ABC and DJW and is guaranteed up to $5.0 million by the Company’s Chief Executive Officer	3,500	-
Term loan under a loan and security agreement of PGL, DJL and EVD with American Trust & Savings Bank, interest rate at 6.5%, due in installments through December 1, 2013, secured by certain assets of DJL	5,183	6,697
Notes payable and capital lease obligations, net of discount of $0 and $16, respectively, interest rates at 6.4% - 14.4%, due 2011 – 2015	55	680
Total debt	542,270	539,472
Less current portion	(1,643)	(2,172)
Total long term debt	$540,627	$537,300

            Principal maturities of debt (excluding discount) for the Company, for each of the years ending December 31 are summarized as follows (in thousands):

2011	$1,643
2012	1,733
2013	1,850
2014	3,509
2015	240,003
Thereafter	305,000
$553,738

PGL Notes

The PGL Secured Notes and PGL Unsecured Notes were issued in 2009 at a discount of $5.5 million and $7.9 million, respectively.  Interest on the PGL Notes is due each August 15 and February 15, commencing February 15, 2010.

The Company used the net proceeds from the issuance of the PGL Notes and cash on hand: (i) to redeem on September 5, 2009, all of the Company’s outstanding 8 3/4% senior notes due 2012 (“Old Peninsula Notes”) in the amount (including call premium and accrued interest through but not including the redemption date) of $271.3 million; (ii) to redeem on August 7, 2009, all of the DJW Notes in the amount (including call premium and accrued interest through but not including the redemption date) of $117.8 million; (iii) to redeem on September 5, 2009, all of EVD’s outstanding 13% senior notes due 2010 (“EVD Notes”) in an approximate amount (including accrued interest and contingent interest through but not including the redemption date) of $7.4 million; (iv) to pay down outstanding advances under the Company’s senior secured credit facility of $25.6 million; (v) to pay related fees and expenses in connection with the foregoing transactions of $16.0 million; and (vi) to fund $96.2 million of the remaining purchase price to acquire ABC.

As a result of the redemption of the Old Peninsula Notes, the DJW Notes and the EVD Notes, the Company incurred a loss of $22.5 million in the third quarter of 2009 consisting of the write-off of deferred financing costs of $7.7 million, the payment of call premiums of $11.5 million, net interest costs of $2.1 million incurred during the irrevocable redemption period and the write-off of bond discount of $2.0 million offset by the reduction in the liability related to DJW’s derivative associated with the DJW Notes of $0.8 million.

On January 27, 2011, the Company commenced a consent solicitation seeking to amend the indenture governing the PGL Secured Notes to allow for the issuance of additional secured notes under that indenture. On February 2, 2011, the Company consummated the consent solicitation and adopted the amendments to the indenture governing the PGL Secured Notes.

On February 1, 2011, the Company issued an additional $50.0 million in aggregate principal amount of PGL Unsecured Notes at an issue price of 108%, plus accrued interest from August 15, 2010.

On February 9, 2011, the Company issued an additional $80.0 million in aggregate principal amount of PGL Secured Notes at an issue price of 105%, plus accrued interest from August 15, 2010.

The PGL Secured Notes and the PGL Unsecured Notes are guaranteed on a senior secured basis and senior unsecured basis, respectively, by DJL, EVD, DJW, ABC and KSC (collectively, the “Subsidiary Guarantors”).  The PGL Secured Notes and the related guarantees are secured by a security interest in the Company’s and the Subsidiary Guarantors’ respective existing and future assets (other than certain excluded assets) and by a limited recourse pledge of 100% of the equity interests of PGL by PGP. The security interest on the collateral that secures the PGL Secured Notes and the related guarantees are subject to the prior liens of the PGL Credit Facility. The PGL Unsecured Notes are effectively subordinated to the PGL Credit Facility, the PGL Secured Notes and other secured indebtedness of the Company and the Subsidiary Guarantors to the extent of the collateral securing such indebtedness. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several.

The indentures governing the PGL Notes limit the Company’s and the Subsidiary Guarantors’ ability to, among other things, incur more debt, pay dividends or make other distributions to PGP, redeem stock, make certain investments, create liens, enter into transactions with affiliates, merge or consolidate, and transfer or sell assets.

The PGL Notes and the PGL Credit Facility do not limit the Company’s ability to transfer assets between the Company and the Subsidiary Guarantors.  Under the indentures governing the PGL Notes, the Company is allowed, subject to certain conditions and limitations set forth therein, to make payments and distributions to PGP, including in respect of (i) certain consulting and financial advisory services, (ii) board fees and actual out-of-pocket expenses incurred by members of the board of managers of PGP, and (iii) tax, accounting, licensure, legal and administrative costs and expenses of PGP. In addition, the Company may pay dividends or make other distributions to PGP, in addition to the distributions above, if the combined interest coverage ratio of the Company and the Subsidiary Guarantors is not less than 2.0 to 1.0 for the immediately preceding four full fiscal quarters and subject to certain aggregate net income and cash proceeds received from the sale of equity interest limits.  Substantially all of the Company’s net assets were restricted from distribution to PGP under the PGL Notes and the PGL Credit Facility, subject to the above exceptions and including amounts allowed for certain investments and other restricted payments.

PGL Credit Facility

The PGL Credit Facility consists of a revolving credit facility which permits the Borrowers to request advances and letters of credit up to the lesser of the maximum revolver amount of $50.0 million, after giving effect to the Second Amendment described below, (less amounts outstanding under letters of credit) and a specified borrowing base (the “Borrowing Base”). The Borrowing Base is the lesser of the consolidated EBITDA (as defined in the PGL Credit Facility) of the Borrowers for the 12 months immediately preceding the current month end multiplied by 150% and the consolidated EBITDA of the Borrowers for the most recent quarterly period computed on an annualized basis multiplied by 150%. The Borrowing Base was greater than the maximum revolver amount of $58.5 million as of December 31, 2010. The borrowings under the PGL Credit Facility bear interest at a rate equal to the Wells Fargo prime rate plus a margin of 2.5% with a floor of 6%.

On January 31, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed a Consent agreement that permitted KSC to join the PGL Credit Facility as a Borrower.

On February 2, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed the Second Amendment to Amended and Restated Loan and Security Agreement (the “Second Amendment”) which, among other things, (i) permits the issuance of up to $80.0 million in aggregate principal amount of additional PGL Secured Notes, (ii) provides for a reduction in the maximum revolver amount under the facility from $58.5 million to $50.0 million, (iii) extends the maturity date of the facility from January 15, 2014 to January 15, 2015 and (iv) permits certain capital expenditures in connection with the development of the Kansas Star.

 The Borrowers are jointly and severally liable under the PGL Credit Facility, and borrowings are collateralized by substantially all of the assets of the Borrowers.

 The PGL Credit Facility contains a number of restrictive covenants, including covenants that limit the Borrowers’ ability to, among other things: (1) incur more debt; (2) create liens; (3) enter into any merger, consolidation, reorganization, or recapitalization, or reclassify its capital stock; (4) dispose of certain assets; (5) guarantee the debt of others; (6) pay dividends or make other distributions to PGP; (7) make investments; and (8) enter into transactions with affiliates. The PGL Credit Facility also contains financial covenants, including minimum consolidated EBITDA requirements and limitations on capital expenditures.

As of December 31, 2010, the Company had $3.5 million in outstanding advances under the PGL Credit Facility. In addition, as of December 31, 2010, the Company had outstanding letters of credit under the PGL Credit Facility of $1.7 million resulting in available borrowings thereunder, after giving effect to the Second Amendment, of $44.8 million.

Term Loan

On May 1, 2008, PGL, DJL and EVD (collectively, the “FF&E Borrowers”) entered into a Loan and Security Agreement (“Term Loan”) with American Trust & Savings Bank.  Proceeds from the Term Loan were used to finance the purchase of certain furniture, fixtures and equipment related to DJL’s casino development in 2008. Commencing on January 1, 2009 and continuing through December 1, 2013, the FF&E Borrowers shall pay principal plus accrued interest in equal monthly installments. Interest on the Term Loan accrues at a rate of 6.5% per annum.  As of December 31, 2010, DJL had outstanding advances of $5.2 million under the Term Loan.

Compliance

As of December 31, 2010, the Company was in compliance with the terms of the agreements governing its outstanding indebtedness.

5. FAIR VALUE MEASUREMENTS

Under generally accepted accounting principles (“GAAP”), certain assets and liabilities must be measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Company had two financial instruments that must be measured at fair value in the financial statements: (i) an available for sale investment and (ii) a derivative. The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

GAAP establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value.  This hierarchy prioritizes these inputs into three broad levels.  The three levels are as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2-Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3-Unobservable inputs that reflect the Company’s estimate about the assumptions that market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available, including its own data.

The Company had no Level 1 or Level 2 financial instruments at December 31, 2010 and 2009. The Company had one Level 3 financial instrument at December 31, 2010 and 2009.

DJW holds an investment in a single municipal bond issuance that is classified as available for sale and is recorded at fair value.  DJW is the only holder of this instrument and there is no quoted market price for this instrument.  The estimate of the fair value of such investment was determined using a combination of current market rates and estimates of market conditions for instruments with similar terms, maturities, and degrees of risk and an estimate from an independent source of what market participants would use in pricing the bonds.  Unrealized gains and losses on this instrument resulting from changes in the fair value of the instrument are not charged to earnings, but rather are recorded as other comprehensive income (loss) in the member’s deficit section of the Company’s balance sheets.  The discount associated with this investment is netted with the investment on the balance sheets and is being accreted over the life of the investment using the effective interest method. The accretion of such discount is included in interest income on the statements of operations.

Under the indenture governing the DJW Notes, DJW was required to offer to buy back a portion of the DJW Notes on a semi-annual basis with 50% of Excess Cash Flow (as defined therein) at a premium of 7.5%. Such obligation was determined to be an embedded derivative and was fair valued and separated from the DJW Notes at date of issuance since it was not clearly and closely related to the DJW Notes.  The fair value of the put option was determined to be the present value of the estimated premium payments through the maturity date of the DJW Notes. The fair value was calculated using estimated future cash flows developed by the Company to estimate the portion of the DJW Notes that would be subject to the contingent put option, yields of comparable financial instruments, the remaining date to maturity of the DJW Notes and based on historical experience that the holders of the notes will elect to be paid the contingent put option. The fair value of the put option was revalued at the end of each reporting period with a corresponding charge (benefit) to interest expense. In connection with the redemption of the DJW Notes in August 2009, this derivative was settled and included in the loss on early retirement of debt.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s Level 3 financial asset that is required to be measured at fair value as of December 31, 2010 and 2009, which is classified as “Investment available for sale” in the balance sheets ($0.3 million is classified in Prepaid and other assets at December 31, 2010) (in thousands):

	Total Carrying Value at December 31, 2010	Fair Value Measurements at December 31, 2010	Total Carrying Value at December 31, 2009	Fair Value Measurements at December 31, 2009
Investment available for sale	$18,592	$18,592	$14,741	$14,741
The following table summarizes the changes in fair value of the Company’s Level 3 assets and liabilities for 2010 and 2009 (in thousands):

	Year Ended December 31, 2010	Year Ended December 31, 2009
	Investment available for sale	Investment available for sale	Derivative liability, not desginated as a hedging instrument
Balance at beginning of the reporting period	$14,741	$7,828	$(790)
Total gains (realized or unrealized):
Included in earnings	194	173	655
Included in other comprehensive income	3,657	6,740	-
Transfers in or out of Level 3	-	-	-
Purchases, sales, issuances and settlements	-	-	135
Ending balance at December 31, 2010 and 2009	$18,592	$14,741	$-

	Included in interest income	Included in interest income

Gains included in earnings attributable to the change in unrealized gains relating to assets still held at the reporting date	$194	$173

6. EMPLOYEE BENEFIT PLANS

PGL, DJL, DJW, EVD and ABC each have a qualified defined contribution plan under section 401(k) of the Internal Revenue Code for their respective employees. Under the plans, eligible employees may elect to defer a portion of their salary, subject to Internal Revenue Service limits. The Company may make a matching contribution to each participant based upon a percentage set by the Company, prior to the end of each plan year. Company matching contributions to the plans and related expense were $0.5 million in 2010 and $0.4 million in each of 2009 and 2008.

The Company also has a non-qualified deferred compensation plan. Under the plan, certain eligible key employees of the Company may elect to defer a portion of their compensation. The Company makes a matching contribution to each participant based upon a percentage set by the Company. These matching contributions vest over a three year period of service. Expense related to Company matching contributions were $0.1 million, $0.2 million and $0.1 million in 2010, 2009 and 2008, respectively.

7. LEASING ARRANGEMENTS

DJL currently has approximately 500 surface parking spaces that are in close proximity to its casino located on properties that DJL leases under an operating lease for $500,000 annually through December 2018.   In accordance with an operating agreement between DJL and the Dubuque Racing Association, Ltd. (“DRA”), the DRA reimburses DJL for these lease payments.

DJW leases, under an operating lease, 10 acres of land north of the casino that is used for patron parking.  This lease requires DJW to pay less than $0.1 million per year as rent through June 2016.  The property lease also allows for the purchase of the leased land at the expiration of the lease for a total purchase price of approximately $0.8 million.  In addition, DJW also leases, under an operating lease, 30 acres of adjacent land through August 2013 for use as additional hunting land at its Pheasant Links facility in Emmons, Minnesota.  Total rent expense for these leases are less than $0.1 million annually.

The Company currently leases, under an operating lease, approximately 10,876 square feet of office space in Dubuque, Iowa which serves as its corporate headquarters.  Total rent expense for this lease is approximately $0.2 million annually.

The Company leases four of its OTB facilities and other equipment under noncancelable operating leases. The Company also leases certain gaming machines and other equipment under cancelable leases. These cancelable leases require either fixed monthly payments or contingent monthly rental payments based on usage of the equipment.

The leases expire on various dates through 2020. Rent expense was $5.8 million, $6.4 million and $6.9 million during the years ended 2010, 2009 and 2008, respectively and is expensed as incurred.

Minimum rental payments and contingent rental payments for the years ended December 31, 2010, 2009 and 2008 are summarized as follows (in thousands):
	Years ended December 31,
	2010	2009	2008
Minimum rental payments	$2,066	$2,176	$1,808
Contingent rental payments	3,726	4,188	5,072
Total	$5,792	$6,364	$6,880

The future minimum rental payments required (excluding contingent rental payments) under noncancelable leases with a minimum original term in excess of one year at December 31, 2010 for the years ending December 31 are summarized as follows (in thousands):

2011	$1,393
2012	912
2013	811
2014	631
2015	261
Thereafter	389
Total	$4,397

8. COMMITMENTS AND CONTINGENCIES

Under the Company’s and PGP’s operating agreements, the Company and PGP have agreed, subject to a few exceptions, to indemnify and hold harmless PGP and PGP’s members from liabilities incurred as a result of their positions as sole manager of the Company and as members of PGP, respectively.

In October 2003, EVD filed a Petition for Declaratory Judgment in St. Landry Parish, Louisiana, naming as opposing parties the St. Landry Parish School Board and the City of Opelousas regarding the payment of sales and use tax by EVD.   In July 2009, the sales and use tax dispute with St. Landry Parish and the City of Opelousas was settled.  As a result of the settlement, EVD recorded a credit to operating expenses, interest expense and property and equipment of $0.3 million, $0.3 million and $0.1 million, respectively, during the second quarter of 2009.

On November 5, 2009, the Louisiana Gaming Enforcement Section issued a Significant Action/Violation Report (“SAR”) alleging that the internal controls of the Amelia Belle Casino were violated. The issue was resolved in September 2010 and was settled for $16,500.

In November 2009, PGP paid $25,000 in consulting fees to Webster County Entertainment, LLC (“WCE”) in connection with a potential casino development opportunity in Fort Dodge, Iowa.  Following PGP's payment to WCE, the principals of WCE made contributions to the Iowa Governor’s re-election campaign.   On October 11, 2010, a special prosecutor for the State of Iowa filed charges against PGP, Brent Stevens, Chairman and Chief Executive Officer of PGP and the Company, and Jonathan Swain, Chief Operating Officer of PGP and the Company, charging each with misdemeanor violations of Iowa’s campaign finance laws related to making a campaign contribution in the name of another and failing to disclose a campaign contribution. A trial date for this matter is currently scheduled for June 20, 2011.

Based upon the Company's internal review and advice of outside legal counsel, the Company believes that neither it nor any of its employees has violated any laws.  While the Company believes that these misdemeanor charges will not have a material adverse effect on its business and results of operations, legal proceedings of this nature are inherently unpredictable and no assurances can be given as to its result. An adverse outcome could be disruptive to the Company’s management and operations. The Iowa Racing and Gaming Commission has broad discretion to consider all actions by its licensees in its regulation of gaming in the State of Iowa and may exercise its discretion to consider the charges and any potential adverse outcome relating to the charges when determining whether to take action, if any. An adverse outcome in this matter and any consequent actions by the Iowa Racing and Gaming Commission, or any gaming authorities in Louisiana or Kansas, could have a material adverse effect on the Company’s financial condition, results of operations and cash flows.

Except as set forth above, neither the Company nor its subsidiaries are parties to any pending or probable legal proceedings other than litigation arising in the normal course of business.  Management does not believe that adverse determinations in any or all such litigation would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

DJL and DJW are required to pay their respective qualified sponsoring organization, who hold a joint gaming license with DJL and DJW, 4.50% and 5.76%, respectively, of the casino’s adjusted gross receipts on an ongoing basis.  DJL expensed $3.1 million, $3.2 million and $0.2 million during the years ended 2010, 2009 and 2008, respectively, related to its agreement.  DJW expensed $4.7 million, $4.6 million and $4.5 million during the years ended 2010, 2009 and 2008, respectively, related to its agreement. The DJL agreement expires on December 31, 2018. The DJW agreement expires on March 31, 2015 but is subject to automatic three year renewal periods.

ABC has an agreement with the Parish of St. Mary to permit the berthing of its riverboat casino in Amelia, Louisiana.  The agreement expires in May 2017.  The agreement provides for percentage fees based on the level of net gaming revenue as follows - first $60 million - 2.5%; $60 to $96 million - 3.5%; greater than $96 million - 5.0%.  The annual minimum fee due under the agreement is $1.5 million, which is due on the first day of June of each year. ABC expensed $1.5 million and $0.3 million during the year ended December 31, 2010 and the period October 22, 2009 (date of acquisition) through December 31, 2009, respectively, related to this agreement.

The Company’s future contractual obligations related to purchase commitments at December 31, 2010, including $1.3 million related to DJL’s future unrecorded obligations under the Minimum Assessment Agreement over a period of 30 years and $3.3 million related to DJL’s obligation for capital expenditures under the Development Agreement over 40 years and excluding DJW’s and DJL’s variable payments to their sponsoring organizations, are summarized as follows (in thousands):

2011	$5,319
2012	2,856
2013	2,256
2014	2,227
2015	2,224
Thereafter	12,732
Total	$27,614

9. MEMBER’S EQUITY

On July 15, 1999, PGL authorized and issued $9.0 million of common membership units. PGP, as the holder of all of the Company’s issued and outstanding common membership interests, is entitled to vote on all matters to be voted on by holders of common membership interests of the Company and, subject to certain limitations contained in the Company’s operating agreement and the indentures governing the PGL Notes and the PGL Credit Facility, is entitled to dividends and other distributions as and when declared by the Company’s managers out of funds legally available therefor.

10. DUBUQUE RACING ASSOCIATION, LTD. OPERATING AGREEMENT

The DRA, a qualified sponsoring organization, holds a joint license with DJL to conduct gambling games under Iowa statutes. The DRA also owns the Mystique casino located in Dubuque, Iowa. During 2005, in exchange for DJL allowing the DRA to operate table games at the Mystique casino, DJL and the DRA amended the DRA Operating Agreement and agreed to, among other things, the following:

·  Beginning September 1, 2006 and continuing through November 18, 2008, DRA was contractually obligated to pay to DJL $0.33 for each $1.00 of reduction in DJL’s adjusted gross gaming receipts above a 7% decline from the base period and subject to a maximum 21% decline and certain payment deferral conditions.  During 2008, DJL recorded other revenue of approximately $1.6 million related to this portion of the agreement, of which $0.9 million was recorded as a short-term receivable at December 31, 2009.  As of December 31, 2010, there are no outstanding amounts under this portion of the agreement.

·  DJL agreed to pay the DRA the sum of $.50 for each patron admitted on its riverboat casino through December 9, 2008. During 2008, these payments approximated $0.3 million.

·  Commencing December 10, 2008, the date DJL moved its operations to its new land-based facility, DJL is required to pay to the DRA 4.5% of DJL’s adjusted gross receipts (see Note 8).

11. TRANSACTIONS WITH RELATED PARTIES

During 2010, 2009 and 2008, the Company distributed $9.7 million, $4.0 million, and $4.1 million, respectively, to PGP primarily for (i) certain consulting and financial advisory services related to PGP development expenses, (ii) board fees and actual out-of-pocket expenses incurred by members of the board of managers of PGP in their capacity as board members and (iii) tax, accounting, licensure, legal and administrative costs and expenses related to PGP. These amounts were recorded as member distributions. In September 2010, the Company made a $1.7 million cash distribution which was recorded as a member distribution to PGP, the proceeds of which were used by PGP to repay all of the outstanding principal and interest on a loan due to the Company.  Such loan was previously recorded as a note receivable within Total Member's Deficit. On November 6, 2009, PGP repurchased certain previously granted and vested profits interests from certain executive officers of the Company in the amount of $5.8 million.  A portion of the repurchase was funded by a distribution of $3.3 million from PGL to PGP.  See Note 2 for further discussion.

 During 2010, 2009 and 2008, the Company expensed $0.5 million, $0.4 million and $0.3 million, respectively, as affiliate management fees, related to other compensation and board fees payable to board members of PGP representing services provided to PGL.

In accordance with a management services agreement between OED Acquisition LLC (“OEDA”), a wholly owned subsidiary of PGP, and EVD, under which EVD pays to OEDA (an affiliate) a base management fee of 0.44% of net revenue (less net food and beverage revenue) plus an incentive fee ranging from 0.75% to 1.25% based on earnings before interest, taxes, depreciation, amortization and non-recurring charges, EVD expensed $0.7 million, $0.7 million and $0.9 million in affiliate management fees payable to OEDA for the years 2010, 2009 and 2008, respectively.

In 2005, DJW entered into a management services agreement with PGP under which DJW pays to PGP a base management fee of 1.75% of net revenue (less net food and beverage revenue) plus an incentive fee ranging from 3% to 5% based on earnings before interest, taxes, depreciation, amortization and non-recurring charges. DJW expensed management fees of $2.6 million, $2.5 million and $2.4 million in 2010, 2009 and 2008, respectively, related to this agreement.

EVD and PGP are parties to a consulting agreement with a board member of PGP. Under the consulting agreement, EVD, DJW and ABC must each pay the board member a fee equal to 2.5% of EVD’s, DJW’s and ABC’s earnings before interest, taxes, depreciation, amortization and charges associated with the impairment of assets, development expenses, pre-opening expenses, management and consulting fees, corporate allocations, gains or losses on the disposal of assets and extraordinary gains or losses, in each case, applicable to such period.  EVD expensed $0.7 million, $0.9 million and $1.0 million of affiliate management fees in 2010, 2009 and 2008, respectively, related to this agreement.  DJW expensed $0.9 million, $0.8 million and $0.8 million of affiliate management fees in 2010, 2009 and 2008, related to this agreement.  ABC expensed $0.4 million in 2010 and an insignificant amount in 2009 of affiliate management fees related to this agreement.

12. SEGMENT INFORMATION

The Company is organized around geographical areas and operates four reportable segments: (1) Diamond Jo Dubuque operations, which comprise the Diamond Jo casino in Dubuque, Iowa, (2) Diamond Jo Worth operations, which comprise the Diamond Jo Worth casino operations in Northwood, Iowa, (3) Evangeline Downs operations, which comprise the casino, racetrack and OTBs operated by EVD in Opelousas, Louisiana and the surrounding area, and (4) Amelia Belle operations, which comprise the Amelia Belle casino in Amelia, Louisiana.

The accounting policies for each segment are the same as those described in Note 2. The Company evaluates performance and allocates resources based upon, among other considerations, segment operating earnings (as defined below).

The tables below present information about reported segments as of and for the years ended (in thousands):

	Net Revenues From External Customers
	2010	2009	2008

Diamond Jo Dubuque	$67,835	$71,876	$42,364
Diamond Jo Worth	86,568	83,897	84,596
Evangeline Downs	112,993	122,808	132,193
Amelia Belle	47,962	7,699	-
Total	$315,358	$286,280	$259,153

	Segment Operating Earnings (1)
	2010	2009	2008

Diamond Jo Dubuque	$22,690	$23,759	$12,929
Diamond Jo Worth	35,542	33,567	32,602
Evangeline Downs	29,820	34,355	38,941
Amelia Belle	15,146	1,932	—
Total Property Segment Operating Earnings (1)	103,198	93,613	84,472
General Corporate	(6,924)	(5,638)	(4,782)
Total Segment Operating Earnings (1)	96,274	87,975	79,690
Non-cash equity based compensation	—	2,412	6,559
Depreciation and amortization	(29,413)	(24,651)	(20,134)
Development expense	(28)	(1,211)	922
Affiliate management fees	(5,756)	(5,318)	(5,401)
Interest expense, net	(57,349)	(48,397)	(37,169)
Pre-opening expense	(33)	(6)	(785)
Impairment of asset held for sale	—	—	(831)
Loss on disposal of assets	(184)	(1,770)	(95)
Loss from equity affiliate	(29)	—	—
Loss on early retirement of debt	—	(22,475)	—
Net income (loss)	$3,482	$(13,441)	$22,756

(1)             Segment operating earnings is defined as net income (loss) plus non-cash equity based compensation, depreciation and amortization, pre-opening expense, development expense, impairment of asset held for sale, affiliate management fees, loss on disposal of assets, interest expense, net, loss from equity affiliate and loss on early retirement of debt. Segment operating earnings for 2008 have been adjusted to exclude non-cash equity based compensation to conform with the 2010 and 2009 presentation.

		Interest Expense, net		Depreciation and Amortization
	2010	2009	2008	2010	2009	2008
General Corporate	$(57,160)	$(22,924)	$69	$174	$103	$57
Diamond Jo Dubuque	(2,291)	(9,629)	(8,782)	9,148	8,848	3,488
Diamond Jo Worth	1,947	(6,321)	(11,918)	6,143	7,426	8,578
Evangeline Downs	144	(9,525)	(16,538)	7,825	7,322	8,011
Amelia Belle	11	2	—	6,123	952	—
Total	$(57,349)	$(48,397)	$(37,169)	$29,413	$$24,651	$20,134

	Total Assets
	2010	2009

General Corporate	$42,581	$26,673
Diamond Jo Dubuque	164,660	174,861
Diamond Jo Worth	78,733	82,692
Evangeline Downs	142,377	143,168
Amelia Belle	111,454	114,540
Total	$539,805	$541,934

	Cash Expenditures for Additions to Long-Lived Assets
	2010	2009	2008

General Corporate	$25,586	$286	$369
Diamond Jo Dubuque	1,855	15,776	57,344
Diamond Jo Worth	1,532	3,461	2,836
Evangeline Downs	7,353	8,305	10,200
Amelia Belle	4,333	106,668	—
Total	$40,659	$134,496	$70,749

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company’s financial instruments consisting of cash and cash equivalents, restricted cash, receivables, and payables approximate their recorded amounts due to the short term nature of the instruments. The fair value and recorded amounts for the Company’s available for sale investment, note receivable and debt instruments at December 31, 2010 and 2009 are as follows (in thousands):
	December 31, 2010		December 31, 2009
	Fair Value	Recorded Amount	Fair Value	Recorded Amount
Available for sale investment	$18,592	$18,592	$14,741	$14,741
Note receivable	2,536	2,302	—	—
8⅜% senior secured notes	255,000	235,535	241,200	234,778
10¾% senior unsecured notes	331,688	297,997	308,050	297,317
Senior secured credit facilities	3,500	3,500	—	—
Term loan	5,183	5,183	6,697	6,697
Notes payable, capital lease obligations and other financial instruments	591	591	1,289	1,272
Obligation under Minimum Assessment Agreement	25,012	20,458	19,453	19,812

Fair value information is based on current market interest rates and estimates of market conditions for instruments with similar terms, maturities, and degrees of risk.

14. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	2010 Quarters Ended
	March 31	June 30	September 30	December 31
	(Dollars in Thousands)

Net revenues	$78,001	$82,468	$81,948	$72,941
Income from operations	16,081	16,394	16,538	11,847
Net income (loss)	1,765	1,947	2,289	(2,519)

	2009 Quarters Ended
	March 31	June 30	September 30 (1)	December 31
	(Dollars in Thousands)

Net revenues	$71,970	$73,443	$71,256	$69,611
Income from operations	14,541	15,462	15,241	12,187
Net income (loss)	3,799	5,028	(20,174)	(2,094)
_______________
(1) Includes a $22.5 million loss on early retirement of debt.

15.   ACQUISITION

On October 22, 2009, the Company consummated its acquisition of 100% of the equity interests of ABC to further expand its gaming operations. ABC operates a riverboat gaming facility in Amelia, Louisiana.  The cash acquisition price was $104.0 million plus $2.2 million for working capital.  Acquisition related costs, included in development expense, were $1.1 million in 2009.  The acquisition of ABC has been accounted for by applying the acquisition method with the Company as the acquirer of ABC. The purchase price allocation was finalized in the fourth quarter of 2010 with no material revisions with $32.2 million allocated to goodwill, $36.0 million allocated to identifiable intangible assets with indefinite lives, and $2.4 million allocated to identifiable intangible assets with finite lives. The goodwill arising from the acquisition primarily relates to the high operating margins of ABC compared to the industry. ABC is a reportable segment.

Net revenues and net income of ABC from the acquisition date through December 31, 2009 included in the Company’s consolidated statement of operations were $7.7 million and $0.9 million, respectively. The following table summarizes the actual historical combined net revenues and net (loss) income of the Company and ABC for 2009 and 2008 on a pro forma basis as if the acquisition had occurred at the beginning of such period:

	2009	2008

Net revenues	$327,757	$313,212
Net (loss) income	(9,441)	29,125

The pro forma combined results of operations are not necessarily indicative of what the actual combined results of operations of the Company would have been assuming the transaction had been completed as set forth above, nor do they purport to represent the Company’s combined results of operations for future periods.

16.   SUBSEQUENT EVENTS

Other than as previously disclosed in Notes 1 and 4, no events have occurred subsequent to December 31, 2010 except in March 2011, KSC purchased two parcels of land totaling approximately 202 acres on which the Kansas Star will be developed. This land effectively gives the Company all the land needed to develop the Kansas Star facility in compliance with the terms of the Kansas Management Contract.

17. CONSOLIDATING FINANCIAL INFORMATION

The Company and PGC (which has no assets or operations) are co-issuers of the PGL Notes. DJL, EVD, DJW, ABC and KSC are subsidiary guarantors of the PGL Notes. The guarantees of the subsidiary guarantors are full and unconditional and joint and several.  Consolidating financial information of the co-issuers and the subsidiary guarantors is presented on the following pages.

CONSOLIDATING BALANCE SHEETS
 (in thousands)

	At December 31, 2010
	Parent Issuers (1)	Subsidiary Guarantors (2)	Consolidating Adjustments	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$63	$19,587	$—	$19,650
Restricted cash—purse settlements	—	4,178	—	4,178
Accounts receivable, net	12	1,454	—	1,466
Receivables from affiliates	—	117	—	117
Inventories	—	1,450	—	1,450
Prepaid expenses and other assets	120	4,705	—	4,825
Total current assets	195	31,491	—	31,686
PROPERTY AND EQUIPMENT, NET	1,012	270,869	—	271,881
OTHER ASSETS:
Investment in subsidiaries	445,799	—	(445,799)	—
Deferred financing costs	15,178	8,358	—	23,536
Goodwill	—	85,308	—	85,308
Licenses and other intangibles	—	78,403	—	78,403
Deposits and other assets	26,196	4,488	—	30,684
Investment available for sale	—	18,307	—	18,307
Total other assets	487,173	194,864	(445,799)	236,238
TOTAL	$488,380	$497,224	$(445,799)	$539,805
LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$26	$3,572	$—	$3,598
Purse settlement payable	—	5,803	—	5,803
Accrued payroll and payroll taxes	2,784	3,633	—	6,417
Accrued interest	20,108	29	—	20,137
Other accrued expenses	164	13,142	—	13,306
Payable to affiliates	—	667	—	667
Current maturities of long-term debt and leases	7	1,636	—	1,643
Total current liabilities	23,089	28,482	—	51,571
LONG-TERM LIABILITIES:
8⅜% senior secured notes, net of discount	235,535	—	—	235,535
10¾% senior notes, net of discount	297,997	—	—	297,997
Senior secured credit facilities	3,500	—	—	3,500
Term loan	—	3,567	—	3,567
Notes and leases payable, net of discount	28	—	—	28
Obligation under Minimum Assessment Agreement	—	18,523	—	18,523
Other liabilities	100	853	—	953
Total long-term liabilities	537,160	22,943	—	560,103
Total liabilities	560,249	51,425	—	611,674

MEMBER’S EQUITY (DEFICIT)	(71,869)	445,799	(445,799)	(71,869)
TOTAL	$488,380	$497,224	$(445,799)	$539,805

	At December 31, 2009
	Parent Issuers (1)	Subsidiary Guarantors (2)	Consolidating Adjustments	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,078	$26,459	$—	$34,537
Restricted cash—purse settlements	—	4,400	—	4,400
Accounts receivable, net	27	3,120	—	3,147
Receivables from affiliates	37	3	—	40
Inventories	—	1,520	—	1,520
Prepaid expenses and other assets	53	3,547	—	3,600
Total current assets	8,195	39,049	—	47,244
PROPERTY AND EQUIPMENT, NET	508	286,721	—	287,229
OTHER ASSETS:
Investment in subsidiaries	460,034	—	(460,034)	—
Deferred financing costs	17,124	8,581	—	25,705
Goodwill	—	85,308	—	85,308
Licenses and other intangibles	—	78,237	—	78,237
Deposits and other assets	849	2,621	—	3,470
Investment available for sale	—	14,741	—	14,741
Total other assets	478,007	189,488	(460,034)	207,461
TOTAL	$486,710	$515,258	$(460,034)	$541,934
LIABILITIES AND MEMBER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$72	$3,108	$—	$3,180
Construction payable	—	3,155	—	3,155
Purse settlement payable	—	6,070	—	6,070
Accrued payroll and payroll taxes	1,873	4,043	—	5,916
Accrued interest	21,418	37	—	21,455
Other accrued expenses	952	11,391	—	12,343
Payable to affiliates	—	290	—	290
Current maturities of long-term debt and leases	—	2,172	—	2,172
Total current liabilities	24,315	30,266	—	54,581
LONG-TERM LIABILITIES:
8⅜% senior secured notes, net of discount	234,778	—	—	234,778
10¾% senior notes, net of discount	297,317	—	—	297,317
Term loan	—	5,183	—	5,183
Notes and leases payable, net of discount	—	22	—	22
Obligation under Minimum Assessment Agreement	—	18,852	—	18,852
Other liabilities	75	901	—	976
Total long-term liabilities	532,170	24,958	—	557,128
Total liabilities	556,485	55,224	—	611,709

MEMBER’S EQUITY (DEFICIT)	(69,775)	460,034	(460,034)	(69,775)
TOTAL	$486,710	$515,258	$(460,034)	$541,934

CONSOLIDATING STATEMENTS OF OPERATIONS
 (in thousands)

	Year Ended December 31, 2010
	Parent Issuers (1)	Subsidiary Guarantors (2)	Consolidating Adjustments	Consolidated

REVENUES:
Casino	$—	$293,619	$—	$293,619
Racing	—	14,961	—	14,961
Video poker	—	4,694	—	4,694
Food and beverage	—	26,272	—	26,272
Other	—	12,483	—	12,483
Less promotional allowances	—	(36,671)	—	(36,671)
Total net revenues	—	315,358	—	315,358
EXPENSES:
Casino	—	120,633	—	120,633
Racing	—	14,417	—	14,417
Video poker	—	3,717	—	3,717
Food and beverage	—	16,980	—	16,980
Other	—	8,584	—	8,584
Selling, general and administrative	2,151	47,829	4,773	54,753
Depreciation and amortization	174	29,239	—	29,413
Pre-opening expense	—	33	—	33
Development expense	28	—	—	28
Affiliate management fees	486	5,270	—	5,756
Loss on disposal of assets	—	184	—	184
Corporate expense allocation	—	4,773	(4,773)	—
Total expenses	2,839	251,659	—	254,498
INCOME (LOSS) FROM OPERATIONS	(2,839)	63,699	—	60,860
OTHER INCOME (EXPENSE):
Interest income	138	2,111	—	2,249
Interest expense, net of amounts capitalized	(57,298)	(2,300)	—	(59,598)
Loss from equity affiliate	—	(29)	—	(29)
Income from equity investment in subsidiaries	63,481	—	(63,481)	—
Total other expense	6,321	(218)	(63,481)	(57,378)
NET INCOME	$3,482	$63,481	$(63,481)	$3,482

	Year Ended December 31, 2009
	Parent Issuers (1)	Subsidiary Guarantors (2)	Consolidating Adjustments	Consolidated

REVENUES:
Casino	$—	$258,427	$—	$258,427
Racing	—	16,507	—	16,507
Video poker	—	5,322	—	5,322
Food and beverage	—	23,418	—	23,418
Other	—	10,580	—	10,580
Less promotional allowances	—	(27,974)	—	(27,974)
Total net revenues	—	286,280	—	286,280
EXPENSES:
Casino	—	107,106	—	107,106
Racing	—	15,360	—	15,360
Video poker	—	3,908	—	3,908
Food and beverage	—	16,471	—	16,471
Other	—	7,484	—	7,484
Selling, general and administrative	1,254	42,338	1,972	45,564
Depreciation and amortization	103	24,548	—	24,651
Pre-opening expense	—	6	—	6
Development expense	1,071	140	—	1,211
Affiliate management fees	376	4,942	—	5,318
Loss on disposal of assets	—	1,770	—	1,770
Corporate expense allocation	—	1,972	(1,972)	—
Total expenses	2,804	226,045	—	228,849
INCOME (LOSS) FROM OPERATIONS	(2,804)	60,235	—	57,431
OTHER INCOME (EXPENSE):
Interest income	12	1,998	—	2,010
Interest expense, net of amounts capitalized	(22,936)	(27,471)	—	(50,407)
Loss on early retirement of debt	—	(22,475)	—	(22,475)
Income from equity investment in subsidiaries	12,287	—	(12,287)	—
Total other expense	(10,637)	(47,948)	(12,287)	(70,872)
NET INCOME (LOSS)	$(13,441)	$12,287	$(12,287)	$(13,441)

	Year Ended December 31, 2008
	Parent Issuers (1)	Subsidiary Guarantors (2)	Consolidating Adjustments	Consolidated

REVENUES:
Casino	$—	$227,269	$—	$227,269
Racing	—	17,986	—	17,986
Video poker	—	5,901	—	5,901
Food and beverage	—	16,767	—	16,767
Other	—	11,809	—	11,809
Less promotional allowances	—	(20,579)	—	(20,579)
Total net revenues	—	259,153	—	259,153
EXPENSES:
Casino	—	97,421	—	97,421
Racing	—	15,739	—	15,739
Video poker	—	4,349	—	4,349
Food and beverage	—	13,174	—	13,174
Other	—	7,564	—	7,564
Selling, general and administrative	105	36,434	(1,882)	34,657
Depreciation and amortization	57	20,077	—	20,134
Pre-opening expense	—	785	—	785
Development expense	—	(922)	—	(922)
Impairment on asset held for sale	—	831	—	831
Affiliate management fees	334	5,067	—	5,401
Loss on disposal of assets	—	95	—	95
Corporate expense allocation	—	(1,882)	1,882	—
Total expenses	496	198,732	—	199,228
INCOME (LOSS) FROM OPERATIONS	(496)	60,421	—	59,925
OTHER INCOME (EXPENSE):
Interest income	69	2,396	—	2,465
Interest expense, net of amounts capitalized	—	(39,634)	—	(39,634)
Income from equity investment in subsidiaries	23,183	—	(23,183)	—
Total other expense	23,252	(37,238)	(23,183)	(37,169)
NET INCOME	$22,756	$23,183	$(23,183)	$22,756

CONSOLIDATING STATEMENTS OF CASH FLOWS
 (in thousands)

	Year Ended December 31, 2010
	Parent Issuers (1)	Subsidiary Guarantors (2)	Consolidating Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,482	$63,481	$(63,481)	$3,482
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	174	29,239	—	29,413
Non-cash interest	3,638	623	—	4,261
Loss from equity affiliate	—	29	—	29
Non-cash equity based and other compensation	486	—	—	486
Corporate expense allocation	(4,773)	4,773	—	—
Loss on disposal of assets	—	184	—	184
Income from equity investment in subsidiaries	(63,481)	—	63,481	—
Changes in operating assets and liabilities:
Restricted cash — purse settlements	—	222	—	222
Receivables	15	824	—	839
Receivables from affiliates	37	(114)	—	(77)
Inventories	—	70	—	70
Prepaid expenses and other assets	(67)	410	—	343
Payables	(48)	(177)	—	(225)
Accrued expenses	(711)	(1,321)	—	(2,032)
Payable to affiliates	—	377	—	377
Net cash flows from operating activities	(61,248)	98,620	—	37,372
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in cash value of life insurance for premiums paid	(348)	—	—	(348)
Advances under note receivable to related party	—	(2,300)	—	(2,300)
Proceeds from note receivable to related party	—	29	—	29
Business acquisition and licensing costs	(25,000)	(429)	—	(25,429)
Construction project development costs	—	(8,268)	—	(8,268)
Purchase of property and equipment	(586)	(6,376)	—	(6,962)
Proceeds from sale of property and equipment	—	169	—	169
Net cash flows from investing activities	(25,934)	(17,175)	—	(43,109)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	(756)	—	—	(756)
Principal payments on debt	(4)	(2,171)	—	(2,175)
Proceeds from senior credit facilities	27,500	—	—	27,500
Payments on senior credit facilities	(24,000)	—	—	(24,000)
Loan to owner	(10)	—	—	(10)
Proceeds from repayment of loan by owner	1,733	—	—	1,733
Member contributions (distributions)	74,704	(86,146)	—	(11,442)
Net cash flows from financing activities	79,167	(88,317)	—	(9,150)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,015)	(6,872)	—	(14,887)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,078	26,459	—	34,537
CASH AND CASH EQUIVALENTS AT END OF YEAR	$63	$19,587	$—	$19,650

	Year Ended December 31, 2009
	Parent Issuers (1)	Subsidiary Guarantors (2)	Consolidating Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(13,441)	$12,287	$(12,287)	$(13,441)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	103	24,548	—	24,651
Non-cash interest	1,394	3,778	—	5,172
Loss on early retirement of debt	—	22,475	—	22,475
Non-cash equity based and other compensation	(2,037)	—	—	(2,037)
Corporate expense allocation	(1,972)	1,972	—	—
Loss on disposal of assets	—	1,770	—	1,770
Income from equity investment in subsidiaries	(12,287)	—	12,287	—
Changes in operating assets and liabilities, excluding affects of acquisition:
Restricted cash — purse settlements	—	613	—	613
Receivables	(26)	(110)	—	(136)
Receivables from affiliates	(32)	263	—	231
Inventories	—	(280)	—	(280)
Prepaid expenses and other assets	(20)	2,461	—	2,441
Payables	1	(3,283)	—	(3,282)
Accrued expenses	21,956	(7,253)	—	14,703
Payable to affiliates	—	(3,077)	—	(3,077)
Net cash flows from operating activities	(6,361)	56,164	—	49,803
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in cash value of life insurance for premiums paid	(387)	—	—	(387)
Purchase of investments	—	(700)	—	(700)
Business acquisition and licensing costs	—	(104,626)	—	(104,626)
Construction project development costs	—	(22,574)	—	(22,574)
Purchase of property and equipment	(286)	(7,010)	—	(7,296)
Proceeds from sale of property and equipment	—	690	—	690
Net cash flows from investing activities	(673)	(134,220)	—	(134,893)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	(16,675)	(9)	—	(16,684)
Principal payments on debt	—	(394,377)	—	(394,377)
Proceeds from senior notes	531,537	—	—	531,537
Proceeds from senior credit facilities	—	29,700	—	29,700
Payments on senior credit facilities	—	(60,200)	—	(60,200)
Loan to owner	(1,723)	—	—	(1,723)
Member contributions (distributions)	(497,989)	490,658	—	(7,331)
Net cash flows from financing activities	15,150	65,772	—	80,922
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,116	(12,284)	—	(4,168)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	(38)	38,743	—	38,705
CASH AND CASH EQUIVALENTS AT END OF YEAR	$8,078	$26,459	$—	$34,537

	Year Ended December 31, 2008
	Parent Issuers (1)	Subsidiary Guarantors (2)	Consolidating Adjustments	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$22,756	$23,183	$(23,183)	$22,756
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	57	20,077	—	20,134
Non-cash interest	—	5,232	—	5,232
Impairment of asset held for sale	—	831	—	831
Non-cash equity based and other compensation	(6,225)	—	—	(6,225)
Corporate expense allocation	1,882	(1,882)	—	—
Loss on disposal of assets	—	95	—	95
Non-cash charitable contributions	—	(1,072)	—	(1,072)
Income from equity investment in subsidiaries	(23,183)	—	23,183
Changes in operating assets and liabilities:
Restricted cash — purse settlements	—	(111)	—	(111)
Receivables	(1)	1,078	—	1,077
Receivables from affiliates	(5)	(266)	—	(271)
Inventories	—	(288)	—	(288)
Prepaid expenses and other assets	(6)	(1,304)	—	(1,310)
Payables	38	1,424	—	1,462
Accrued expenses	183	(1,753)	—	(1,570)
Payable to affiliates	—	(346)	—	(346)
Net cash flows from operating activities	(4,504)	44,898	—	40,394
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in cash value of life insurance for premiums paid	(7)	—	—	(7)
Business acquisition and licensing costs	—	(1,493)	—	(1,493)
Construction project development costs	—	(63,558)	—	(63,558)
Purchase of property and equipment	(369)	(5,329)	—	(5,698)
Proceeds from sale of property and equipment	—	3,155	—	3,155
Net cash flows from investing activities	(376)	(67,225)	—	(67,601)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	—	(1,432)	—	(1,432)
Principal payments on debt	—	(9,178)	—	(9,178)
Proceeds from senior credit facilities	—	42,500	—	42,500
Payments on senior credit facilities	—	(12,000)	—	(12,000)
Proceeds from term loan	—	8,000	—	8,000
Member contributions (distributions)	(7,066)	2,988	—	(4,078)
Net cash flows from financing activities	(7,066)	30,878	—	23,812
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,946)	8,551	—	(3,395)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	11,908	30,192	—	42,100
CASH AND CASH EQUIVALENTS AT END OF YEAR	$(38)	$38,743	$—	$38,705
________________________________________

(1)	Includes PGL and PGC as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.
(2)

Includes DJL, DJW and EVD as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008.  Includes ABC as of December 31, 2010 and 2009 and for the year ended December 31, 2010 and the period October 22, 2009 (date of acquisition) through December 31, 2009. Subsidiary guarantor KSC had no assets or operations for any of the periods presented.

CONSOLIDATED FINANCIAL STATEMENT SCHEDULE

PENINSULA GAMING, LLC
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2010, 2009 and 2008
(in thousands)

Description	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions (1)	Balance at End of Year

Year ended December 31, 2010:
Allowance for doubtful accounts	$40	$54	$(6)	$88
Year ended December 31, 2009:
Allowance for doubtful accounts	$17	$42	$(19)	$40
Year ended December 31, 2008:
Allowance for doubtful accounts	$32	$70	$(85)	$17
_________________
(1)           Amounts written off.

PENINSULA GAMING, LLC
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(in thousands)
	March 31, 2011	December 31, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$115,970	$19,650
Restricted cash—purse settlements	8,596	4,178
Accounts receivable, net	1,478	1,466
Receivables from affiliates	77	117
Inventories	1,439	1,450
Prepaid expenses and other assets	4,104	4,825
Total current assets	131,664	31,686
PROPERTY AND EQUIPMENT, NET	293,079	271,881
OTHER ASSETS:
Deferred financing costs, net of amortization of $7,150 and $6,342, respectively	29,695	23,536
Goodwill	85,308	85,308
Licenses and other intangibles	106,586	78,403
Deposits and other assets	5,957	30,684
Investment available for sale	18,315	18,307
Total other assets	245,861	236,238
TOTAL	$670,604	$539,805

LIABILITIES AND MEMBER’S DEFICIT
CURRENT LIABILITIES:
Accounts payable	$3,836	$3,598
Construction payable	4,465	-
Purse settlement payable	10,323	5,803
Accrued payroll and payroll taxes	6,558	6,417
Accrued interest	8,435	20,137
Other accrued expenses	11,205	13,306
Payable to affiliates	695	667
Current maturities of long-term debt and leases	1,663	1,643
Total current liabilities	47,180	51,571

LONG-TERM LIABILITIES:
8⅜% senior secured notes, net of discount	319,608	235,535
10¾% senior notes, net of discount	352,104	297,997
Senior secured credit facilities	-	3,500
Term loan	3,146	3,567
Notes and leases payable, net of discount	27	28
Obligation under Minimum Assessment Agreement	18,471	18,523
Other liabilities	944	953
Total long-term liabilities	694,300	560,103
Total liabilities	741,480	611,674

COMMITMENTS AND CONTINGENCIES (Note 6)
MEMBER’S DEFICIT:
Common member’s interest	9,000	9,000
Accumulated deficit	(83,216)	(84,254)
Accumulated other comprehensive income	3,340	3,385
Total member’s deficit	(70,876)	(71,869)
TOTAL	$670,604	$539,805

See notes to condensed consolidated financial statements.

PENINSULA GAMING, LLC
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(in thousands)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
REVENUES:
Casino	$75,568	$73,919
Racing	2,423	2,522
Video poker	1,466	1,187
Food and beverage	6,508	6,399
Other	3,739	2,780
Less promotional allowances	(9,303)	(8,806)
Total net revenues	80,401	78,001

EXPENSES:
Casino	30,873	30,608
Racing	2,462	2,441
Video poker	1,128	879
Food and beverage	4,099	3,981
Other	1,952	1,698
Selling, general and administrative	14,144	13,444
Depreciation and amortization	7,222	7,367
Pre-opening expense	1,057	10
Development expense	-	48
Affiliate management fees	1,540	1,435
Loss on disposal of assets	34	9
Total expenses	64,511	61,920

INCOME FROM OPERATIONS	15,890	16,081

OTHER INCOME (EXPENSE):
Interest income	600	539
Interest expense, net of amounts capitalized	(16,581)	(14,855)
Loss from equity affiliate	(37)	-
Total other expense	(16,018)	(14,316)

NET INCOME (LOSS)	$(128)	$1,765

See notes to condensed consolidated financial statements.

PENINSULA GAMING, LLC
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN MEMBER’S DEFICIT
AND COMPREHENSIVE LOSS (UNAUDITED)
(in thousands)

	COMMON MEMBER'S INTEREST	ACCUMU-LATED DEFICIT	ACCUMU-LATED OTHER COMPRE-HENSIVE INCOME	TOTAL MEMBER'S DEFICIT	COMPREHENSIVE LOSS

BALANCE, DECEMBER 31, 2010	$9,000	$(84,254)	$3,385	$(71,869)
Net loss		(128)		(128)	$(128)
Unrealized loss on available for sale security			(45)	(45)	(45)
Member contributions		4,291		4,291
Member distributions		(3,125)		(3,125)
Comprehensive loss					$(173)
BALANCE, MARCH 31, 2011	$9,000	$(83,216)	$3,340	$(70,876)

See notes to condensed consolidated financial statements.

PENINSULA GAMING, LLC
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(in thousands)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(128)	$1,765
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	7,222	7,367
Non-cash interest	888	1,280
Loss from equity affiliate	37	-
Non-cash compensation	154	109
Loss on disposal of assets	34	9
Changes in operating assets and liabilities:
Restricted cash — purse settlements	(4,418)	(4,371)
Receivables	(12)	(84)
Receivables from affiliates	40	-
Inventories	11	11
Prepaid expenses and other assets	939	428
Payables	4,468	4,664
Accrued expenses	(12,645)	(14,301)
Payable to affiliates	28	-
Net cash flows from operating activities	(3,382)	(3,123)
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in cash value of life insurance for premiums paid	(191)	(159)
Business acquisition and licensing costs	(2,639)	(111)
Construction project development costs	(17,478)	(5,137)
Purchase of property and equipment	(4,299)	(2,636)
Proceeds from sale of property and equipment	51	94
Net cash flows from investing activities	(24,556)	(7,949)
CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred financing costs	(6,715)	(333)
Principal payments on debt	(402)	(603)
Proceeds from senior notes	138,000	-
Proceeds from senior secured credit facilities	-	8,000
Payments on senior secured credit facilities	(3,500)	(8,000)
Loan to owner	-	(10)
Member distributions	(3,125)	(663)
Net cash flows from financing activities	124,258	(1,609)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	96,320	(12,681)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,650	34,537
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$115,970	$21,856

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$26,887	$28,061
SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:
Property and equipment acquired, but not paid	$4,309	$3,688
Property and equipment acquired in exchange for obligation under Minimum Assessment Agreement	508	-
Unrealized (loss) gain on investment available for sale	(45)	3,775
Property contributions from parent	3,803	-
Gaming license contribution from parent	43	-
Prepaid expense contribution from parent	291	-
Deferred financing costs incurred, but not paid	252	-
Gaming license acquired, but not paid	567	-

See notes to condensed consolidated financial statements.

PENINSULA GAMING, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

            1. Organization and Basis of Presentation

 Peninsula Gaming, LLC (“PGL” or the “Company”), a Delaware limited liability company, is a casino entertainment holding company with gaming operations in local markets in Iowa and Louisiana. PGL’s wholly owned subsidiaries consist of: (i) Diamond Jo, LLC, a Delaware limited liability company (“DJL”), that owns and operates the Diamond Jo casino in Dubuque, Iowa; (ii) Diamond Jo Worth, LLC, a Delaware limited liability company (“DJW”), that owns and operates the Diamond Jo casino in Worth County, Iowa;  (iii) The Old Evangeline Downs, L.L.C., a Louisiana limited liability company (“EVD”), that owns and operates the Evangeline Downs Racetrack and Casino, or racino, in St. Landry Parish, Louisiana and five off-track betting (“OTB”) parlors in Louisiana; (iv) Belle of Orleans, L.L.C., a Louisiana limited liability company (“ABC”), that owns and operates the Amelia Belle Casino in Amelia, Louisiana; and (v) Kansas Star Casino, LLC, a Kansas limited liability company (“KSC”), formed to own and operate the Kansas Star Casino, Hotel and Event Center (“Kansas Star”) which is currently under development; and (vi) Peninsula Gaming Corp. (“PGC”), a Delaware corporation with no assets or operations.  The Company is a wholly owned subsidiary of Peninsula Gaming Partners, LLC, a Delaware limited liability company (“PGP”).

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring entries unless otherwise disclosed, necessary to present fairly the financial information of the Company for the interim periods presented and have been prepared in accordance with accounting principles generally accepted in the United States of America. The interim results reflected in the financial statements are not necessarily indicative of results expected for the full year or other periods.

The financial statements contained herein should be read in conjunction with the audited financial statements and accompanying notes to the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. Accordingly, footnote disclosure which would substantially duplicate the disclosure in the audited financial statements has been omitted in the accompanying unaudited financial statements.

Kansas Star Developments

On January 14, 2011, PGP’s Contract to Serve as Lottery Gaming Facility Manager for the South Central Gaming Zone on behalf of the Kansas Lottery (“Kansas Management Contract”) was approved by the Kansas Racing and Gaming Commission (“KRGC”) and upon such approval, became effective and was then assigned to KSC. In March 2011, KSC purchased two parcels of land in Mulvane, Kansas totaling approximately 202 acres on which the Kansas Star will be developed. This land effectively gives the Company all the land needed to develop the Kansas Star facility in compliance with the terms of the Kansas Management Contract.  In March 2011, KSC broke ground on the Kansas Star development.

We plan on completing construction of the Kansas Star in two phases. The first phase of the project is expected to include 1,500 slot machines, 42 table games, 10 poker tables, 150 hotel rooms in a third party operated hotel, approximately 2,700 parking spaces, a 250-seat buffet, a 140-seat steakhouse, a sports bar, a two outlet food court, and a 177,000 square foot indoor event center. While the first phase of the project is not expected to be completed until January 2013, KSC plans to begin operating 1,310 slots machines and 32 table games within the event center by January 2012 pending completion of the first phase of the project.  The second phase of the project is expected to include an additional 500 slot machines (thus expanding the total to 2,000 slot machines), an additional 8 table games (bringing the total to 50 table games), the development of an equine complex that includes multiple arenas and barn facilities, parking for 80 recreational vehicles, and 150 additional hotel rooms (bringing the total to 300 rooms). The second phase is scheduled for completion by January 2015.

The current budget for the Kansas Star project is approximately $314.1 million (excluding capitalized interest which is estimated to be approximately $8 million) compared to our preliminary estimate of $295.5 million (excluding capitalized interest) as of December 31, 2010.  We expect such increase to be offset by approximately $12 to $14 million from the City of Mulvane, Kansas (“Mulvane”) issuance of general obligation bonds as described below related to offsite utilities.  Total cost to open the interim casino is expected to be approximately $184.2 million compared to the preliminary estimate of $153.7 million as of December 31, 2010.  This increase in cost is primarily due to enhancements to the gaming floor layout and amenities and the addition of a concourse level to the event center, which were added to provide a better entertainment experience for our guests during the initial phase of the project, as well as an increase in off-site improvements which are expected to be financed by Mulvane as discussed further below.  The remaining budget for the first phase of the project is approximately $82.2 million, including approximately $20.0 million to complete the initial 150 hotel rooms of the third party developed hotel, compared to the preliminary estimate of $76.6 million as of December 31, 2010.  The increase in cost related to the completion of the first phase is primarily due to the decision to construct the shell of the building that will house the phase two casino floor expansion during the first phase, which is expected to reduce the overall cost of the project.  The second phase of the Kansas Star project is budgeted at $47.7 million, including an approximate $19.1 million expansion to the third party developed hotel to increase the number of rooms from 150 to 300, compared to our preliminary estimate of $65.2 million as of December 31, 2010.

The Company plans to finance the remaining costs of the project with (i) cash on hand (which includes proceeds from the senior notes offerings completed during the quarter as discussed in Note 4), (ii) anticipated slot vendor and equipment financing of approximately $41.4 million (which are permitted borrowings under the Company’s existing debt agreements), (iii) cash flow from operations and (iv) if necessary, availability under the PGL Credit Facility (as defined below). Further, the Company has executed a term sheet and expects to enter into an agreement with a third party hotel developer/operator to separately build, finance, and operate a hotel, although no assurances can be given that the Company will obtain such slot vendor and equipment financing or enter into a separate hotel agreement to provide for the construction, financing, development and operation of a hotel.

KSC has entered into a Development Agreement with Mulvane related to the provision of water, sewer, and electrical utilities to the Kansas Star site.  This agreement sets forth certain parameters governing the use of public financing for the provision of such utilities, through the issuance of general obligation bonds by Mulvane, paid for through the imposition of a special tax assessment on the Kansas Star site payable over 15 years in an amount equal to Mulvane’s obligations under the general obligation bonds.  To date, KSC is utilizing public financing for approximately $4.1 million of sewer and water utilities improvements, and anticipates that it may utilize public financing for an additional $8 million to $10 million worth of utility improvements.

On March 23, 2011, KSC and Conlon Construction Co. (“Conlon”) executed an AIA A133-2009 Agreement Between Owner and Construction Manager as Constructor (the “GMP Contract”).  The GMP Contract provides that Conlon will act as Construction Manager for the construction of the Kansas Star project, and that the project will be completed on a “cost of work plus a fee” basis, with a guaranteed maximum price (the “GMP Amount”), and on a designated construction completion schedule.

The GMP Contract effectively limits the total cost of the project to the designated GMP Amount, and imposes financial penalties, including liquidated damages for failing to complete construction by the dates set forth in the Kansas Management Contract.  The GMP Contract provides that Conlon will prepare a preliminary GMP Amount based on Conlon’s estimate of the cost of work, including contingencies, and Conlon’s management fee for each phase of the project.  The final GMP Amount for Phase 1A of the project is expected to be agreed to between KSC and Conlon by the end of the third quarter of 2011.   The GMP Amount for future phases of the project will be established by the parties as the development of the project proceeds.  If the total cost of the project falls below the GMP Amount, certain of the cost savings will be shared 60%/40% between KSC and Conlon, respectively. The GMP Amount is subject to amendment by change orders approved by KSC and the dates for completion of construction may be adjusted as a result of the occurrence of certain events, including force majeure.

The GMP Contract also contains other customary provisions, including provisions relating to the scope of work and responsibilities of the parties, termination, compensation and payment calculations and schedules, indemnification, insurance and bond requirements, dispute resolution and assignment of contract.

           2. Summary of Significant Accounting Policies

Capitalized Interest— The Company capitalizes interest costs associated with significant construction projects. The Company capitalizes interest on amounts expended on significant construction projects at the average cost of borrowed money. The Company capitalized $0.1 million during the three months ended March 31, 2011 related to the development project at KSC.  There was no interest capitalized during the three months ended March 31, 2010.

Deferred Financing Costs— Costs associated with the issuance of financing agreements have been deferred and are being amortized over the life of the related instrument/agreement using the effective interest method. During the three months ended March 31, 2011, the Company deferred additional costs of $5.5 million related to the $80.0 million tack on offering to its 8⅜% Senior Secured Notes due 2015 (the “PGL Secured Notes”) consummated on February 9, 2011 and $50.0 million tack on offering to its 10¾% Senior Unsecured Notes due 2017 (the “PGL Unsecured Notes” and, together with the PGL Secured Notes, the “PGL Notes”) consummated on February 1, 2011.  During the three months ended March 31, 2011, the Company also deferred additional costs of $1.5 million under the amended and restated loan and security agreement entered into by PGL, DJL, EVD, ABC, DJW and KSC (collectively, the “Borrowers”) with Wells Fargo Capital Finance, Inc. (“Wells Fargo”) as the arranger and agent on October 22, 2009 (“PGL Credit Facility”) due to the Second Amendment to the Amended and Restated Loan and Security Agreement executed on February 2, 2011 (the “Second Amendment”).

Goodwill and Licenses and Other Intangible Assets— There were no changes in the carrying amount of goodwill during the three months ended March 31, 2011.   Licenses and other intangibles are summarized as follows (in thousands):

	March 31, 2011
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Intangible assets with indefinite lives:
Gaming licenses	$72,690	$-	$72,690
Kansas Management Contract	28,135	-	28,135
Tradename	2,454	-	2,454
Horse racing license	1,308	-	1,308
Intangible assets with finite lives:
Tradename	2,135	(302)	1,833
Customer relationships and customer list	242	(76)	166
Total	$106,964	$(378)	$106,586

	December 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Intangible assets with indefinite lives:
Gaming licenses	$72,575	$-	$72,575
Tradename	2,454	-	2,454
Horse racing license	1,308	-	1,308
Intangible assets with finite lives:
Tradename	2,135	(249)	1,886
Customer relationships and customer list	242	(62)	180
Total	$78,714	$(311)	$78,403

Amortization expense for intangible assets for each of the three months ended March 31, 2011 and 2010 was $0.1 million.  Annual amortization expense for intangible assets is expected to be $0.3 million for 2011 and $0.2 million per year for 2012 through 2015.

During the three months ended March 31, 2011, KSC recorded $28.1 million as an indefinite life intangible asset which includes (i) the $25.0 million privilege fee paid to the State of Kansas and (ii) $3.1 million of additional fees owed to KRGC upon approval of the Kansas Management Contract.

Deposits— At December 31, 2010, included in Deposits and other assets was a $25.0 million deposit related to the refundable privilege fee paid to the State of Kansas.  Upon approval of the Kansas Management Contract the $25.0 million privilege fee was no longer refundable.  As such, the $25.0 million has been included as a cost of the gaming license at KSC and is included in Licenses and other intangibles as of March 31, 2011.

Pre-opening Expense—Costs associated with start-up activities for new or expanded operations are expensed as incurred.
For the three months ended March 31, 2011, the Company incurred $1.1 million of start-up costs related to the development project at KSC.

Use of Estimates— The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Significant estimates involve the fair value of DJW’s investment in $23.0 million in aggregate principal amount of 7.5% Urban Renewal Tax Increment Revenue Bonds, Taxable Series 2007 (“City Bonds”), the periodic review of the carrying value of assets for impairment, the estimated useful lives for depreciable assets, and the estimated liabilities for slot club awards.

Recently Issued Accounting Standards— In April 2010, the Financial Accounting Standards Board (“FASB”) issued guidance regarding the accounting for casino base jackpot liabilities.  The Company adopted this guidance in the first quarter of 2011 with no impact to the Company’s financial statements.

3. Property and Equipment

Property and equipment at March 31, 2011 and December 31, 2010 is summarized as follows (in thousands):

	March 31, 2011	December 31, 2010
Land and land improvements	$19,757	$19,748
Buildings, riverboat and improvements	255,352	254,754
Furniture, fixtures and equipment	104,079	101,046
Computer equipment	13,091	12,988
Vehicles	775	775
Construction in progress	25,843	1,702
Subtotal	418,897	391,013
Accumulated depreciation	(125,818)	(119,132)
Property and equipment, net	$293,079	$271,881

 Depreciation expense during the three months ended March 31, 2011 and 2010 was $7.2 million and $7.3 million, respectively.

4. Debt

Long-term debt consists of the following (in thousands):

	March 31, 2011		December 31, 2010
8⅜% senior secured notes due August 15, 2015, net of discount of $392 and $4,465, respectively, secured by substantially all the assets of the Company and its subsidiaries and the equity of the Company	$319,608		$235,535
10¾% senior unsecured notes due August 15, 2017, net of discount of $2,896 and $7,003, respectively	352,104		297,997
$50,000 revolving line of credit under a loan and security agreement of PGL, DJL, EVD, ABC, DJW and KSC with Wells Fargo, interest rate at prime plus a margin of 2.5% with a floor of 6.0% (rate of 6.0% at March 31, 2011 and December 31, 2010), maturing January 15, 2015, secured by substantially all assets of PGL, DJL, EVD, ABC, DJW and KSC and is guaranteed up to $5.0 million by the Company’s Chief Executive Officer		-	3,500
Term loan under a loan and security agreement of PGL, DJL and EVD with American Trust & Savings Bank, interest rate at 6.5%, due in installments through December 1, 2013, secured by certain assets of DJL	4,788		5,183
Notes payable and capital lease obligations, interest rates at 6.4% - 14.4%, due 2011 – 2015	48		55
Total debt	676,548		542,270
Less current portion	(1,663)		(1,643)
Total long term debt	$674,885		$540,627

Principal maturities of debt (excluding discount and debt repaid during the period January 1, 2011 through March 31, 2011) for the Company, for each of the years ending December 31 listed below have been updated to include: (1) the $50.0 million PGL Unsecured Notes tack-on issuance; (2) the $80.0 million PGL Secured Notes tack-on issuance; and (3) the Second Amendment under the PGL Credit Facility as discussed below.  Such maturities are summarized as follows (in thousands):

2011	$1,643
2012	1,733
2013	1,850
2014	9
2015	323,503
Thereafter	355,000
$683,738

PGL Notes

On January 27, 2011, the Company commenced a consent solicitation seeking to amend the indenture governing the PGL Secured Notes to allow for the issuance of additional secured notes under that indenture. On February 2, 2011, the Company consummated the consent solicitation and adopted the amendments to the indenture governing the PGL Secured Notes.

On February 1, 2011, the Company issued an additional $50.0 million in aggregate principal amount of PGL Unsecured Notes at an issue price of 108%, plus accrued interest from August 15, 2010.

On February 9, 2011, the Company issued an additional $80.0 million in aggregate principal amount of PGL Secured Notes at an issue price of 105%, plus accrued interest from August 15, 2010.

The PGL Secured Notes and the PGL Unsecured Notes are guaranteed on a senior secured basis and senior unsecured basis, respectively, by DJL, EVD, DJW, ABC and KSC (collectively, the “Subsidiary Guarantors”).  The PGL Secured Notes and the related guarantees are secured by a security interest in the Company’s and the Subsidiary Guarantors’ respective existing and future assets (other than certain excluded assets) and by a limited recourse pledge of 100% of the equity interests of PGL by PGP. The security interest on the collateral that secures the PGL Secured Notes and the related guarantees are subject to the prior liens of the PGL Credit Facility. The PGL Unsecured Notes are effectively subordinated to the PGL Credit Facility, the PGL Secured Notes and other secured indebtedness of the Company and the Subsidiary Guarantors to the extent of the collateral securing such indebtedness. The guarantees of the Subsidiary Guarantors are full and unconditional and joint and several.

PGL Credit Facility

On January 31, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed a Consent agreement that permitted KSC to join the PGL Credit Facility as a Borrower.

On February 2, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed the Second Amendment which, among other things, (i) permits the issuance of up to $80.0 million in aggregate principal amount of additional PGL Secured Notes, (ii) provides for a reduction in the maximum revolver amount under the facility from $58.5 million to $50.0 million, (iii) extends the maturity date of the facility from January 15, 2014 to January 15, 2015, and (iv) permits certain capital expenditures in connection with the development of the Kansas Star.

On May 11, 2011, the Borrowers under the PGL Credit Facility and Wells Fargo executed the Third Amendment to Amended and Restated Loan and Security Agreement which increased the limit on issued and outstanding letters of credit allowed under the PGL Credit Facility from $10.0 million to $25.0 million.

As of March 31, 2011, the Company had no outstanding advances under the PGL Credit Facility. In addition, as of March 31, 2011, the Company had outstanding letters of credit under the PGL Credit Facility of $1.7 million resulting in available borrowings thereunder of $48.3 million.

 Compliance

As of March 31, 2011, the Company was in compliance with the terms of the agreements governing its outstanding indebtedness.

5. Fair Value Measurements

Under GAAP, certain assets and liabilities must be measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The Company had one financial instrument that must be measured at fair value in the financial statements, an investment available for sale. The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

GAAP establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value.  This hierarchy prioritizes these inputs into three broad levels.  The three levels are as follows:

Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2-Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs); and

Level 3-Unobservable inputs that reflect the Company’s estimate about the assumptions that market participants would use in pricing the asset or liability. The Company develops these inputs based on the best information available, including its own data.

The Company had no Level 1 or Level 2 financial instruments at March 31, 2011 and December 31, 2010. The Company had one Level 3 financial instrument at March 31, 2011 and December 31, 2010.

DJW holds an investment in a single municipal bond issuance that is classified as available for sale and is recorded at fair value.  DJW is the only holder of this instrument and there is no quoted market price for this instrument.  The estimate of the fair value of such investment was determined using a combination of current market rates and estimates of market conditions for instruments with similar terms, maturities, and degrees of risk and an estimate from an independent source of what market participants would use in pricing the bonds.  Unrealized gains and losses on this instrument resulting from changes in the fair value of the instrument are not charged to earnings, but rather are recorded as other comprehensive income (loss) in the member’s deficit section of the Company’s balance sheets.  The discount associated with this investment is netted with the investment on the balance sheets and is being accreted over the life of the investment using the effective interest method. The accretion of such discount is included in interest income on the statements of operations.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company’s Level 3 financial asset that is required to be measured at fair value as of March 31, 2011 and December 31, 2010, which is classified as “Investment available for sale” in the balance sheets ($0.3 million is classified in Prepaid and other assets at March 31, 2011 and December 31, 2010) (in thousands):

	Total Carrying Value at March 31, 2011	Fair Value Measurements at March 31, 2011	Total Carrying Value at December 31, 2010	Fair Value Measurements at December 31, 2010
Investment available for sale	$18,600	$18,600	$18,592	$18,592

The following table summarizes the changes in fair value of the Company’s Level 3 assets and liabilities for the three months ended March 31, 2011 and 2010 (in thousands):

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
	Investment available for sale	Investment available for sale
Balance at beginning of the year	$18,592	$14,741
Total gains (losses) (realized or unrealized):
Included in earnings	53	47
Included in other comprehensive income (loss)	(45)	3,775
Transfers in or out of Level 3	-	-
Purchases, sales, issuances and settlements	-	-
Ending balance at March 31, 2011 and 2010	$18,600	$18,563

	Included in interest income	Included in interest income
Gains included in earnings attributable to the change in unrealized gains relating to assets still held at the reporting date	$53	$47

6. Commitments and Contingencies

Under the Company’s and PGP’s operating agreements, the Company and PGP have agreed, subject to a few exceptions, to indemnify and hold harmless PGP and PGP’s members from liabilities incurred as a result of their positions as sole manager of the Company and as members of PGP, respectively.

On May 13, 2011, the State of Iowa moved "in the interest of justice" to dismiss misdemeanor charges filed against PGP, its Chief Executive Officer and Chief Operating Officer for alleged violations of State of Iowa campaign contribution laws. The Court approved the motion and ordered the complete dismissal of all charges.

Neither the Company nor its subsidiaries are parties to any pending or probable legal proceedings other than litigation arising in the normal course of business.  Management does not believe that adverse determinations in any or all such litigation would have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

The Kansas Management Contract contractually obligates KSC to open certain phases of the project by certain specified dates. With certain exceptions, the interim gaming facility must open for business no later than February 14, 2012, while the permanent gaming facility must be completed by January 14, 2013, and the entire construction project (as set forth in the contract) must be completed no later than January 14, 2015. In addition, as of January 14, 2015, KSC is obligated to have made a minimum investment in infrastructure related to the Kansas Star development of $225.0 million, inclusive of any third party investments but exclusive of the $25.0 million privilege fee as discussed in Note 2.  See additional discussion of the Kansas Star development in Note 1.

7. Related Party Transactions

During the three months ended March 31, 2011 and 2010, the Company distributed $3.1 million and $0.7 million, respectively, to PGP primarily for (i) certain consulting and financial advisory services related to PGP development expenses, (ii) board fees and actual out-of-pocket expenses incurred by members of the board of managers of PGP in their capacity as board members and (iii) tax, accounting, licensure, legal and administrative costs and expenses related to PGP. These amounts were recorded as member distributions.  During the three months ended March 31, 2011, the Company received contributions of $4.1 million from PGP primarily for land and capitalized costs related to the Kansas Star development project that were paid by PGP.

During the three months ended March 31, 2011 and 2010, the Company expensed $0.2 million and $0.1 million, respectively, as affiliate management fees, related to other compensation and board fees payable to board members of PGP representing services provided to PGL.

In accordance with a management services agreement between OED Acquisition LLC (“OEDA”), a wholly owned subsidiary of PGP, and EVD, under which EVD pays to OEDA (an affiliate) a base management fee of 0.44% of net revenue (less net food and beverage revenue) plus an incentive fee ranging from 0.75% to 1.25% based on earnings before interest, taxes, depreciation, amortization and non-recurring charges, EVD expensed $0.2 million in affiliate management fees payable to OEDA during each of the three months ended March 31, 2011 and 2010.

In accordance with a management services agreement between DJW and PGP under which DJW pays to PGP a base management fee of 1.75% of net revenue (less net food and beverage revenue) plus an incentive fee ranging from 3% to 5% based on earnings before interest, taxes, depreciation, amortization and non-recurring charges, DJW expensed management fees of $0.6 million during each of the three months ended March 31, 2011 and 2010.

EVD and PGP are parties to a consulting agreement with a board member of PGP. Under the consulting agreement, EVD, DJW and ABC must each pay the board member a fee equal to 2.5% of EVD’s, DJW’s and ABC’s earnings before interest, taxes, depreciation, amortization and charges associated with the impairment of assets, development expenses, pre-opening expenses, management and consulting fees, corporate allocations, gains or losses on the disposal of assets and extraordinary gains or losses, in each case, applicable to such period.  EVD expensed $0.2 million of affiliate management fees during each of the three months ended March 31, 2011 and 2010, respectively, related to this agreement.   DJW expensed $0.2 million of affiliate management fees during each of the three months ended March 31, 2011 and 2010, respectively, related to this agreement.  ABC expensed $0.1 million of affiliate management fees during each of the three months ended March 31, 2011 and 2010, respectively, related to this agreement.

8. Segment Information

The Company is organized around geographical areas and has five reportable segments: (1) Diamond Jo Dubuque operations, which comprise the Diamond Jo casino in Dubuque, Iowa, (2) Diamond Jo Worth operations, which comprise the Diamond Jo Worth casino operations in Northwood, Iowa, (3) Evangeline Downs operations, which comprise the casino, racetrack and OTBs operated by EVD in Opelousas, Louisiana and the surrounding area, (4) Amelia Belle operations, which comprise the Amelia Belle casino in Amelia, Louisiana, and (5) Kansas Star, which will operate the Kansas Star Casino, Hotel and Event Center in Mulvane, Kansas and is currently under development.

The accounting policies for each segment are the same as those described in Note 2 above and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. The Company evaluates performance and allocates resources based upon, among other considerations, segment operating earnings (as defined below).

The tables below present information about reported segments as of and for the years ended (in thousands):

	Net Revenues From External Customers Three Months Ended March 31,
	2011	2010
Diamond Jo Dubuque	$16,757	$17,272
Diamond Jo Worth	21,585	21,185
Evangeline Downs	28,618	27,376
Amelia Belle	13,441	12,168
Total	$80,401	$78,001

	Segment Operating Earnings (1) Three Months Ended March 31,
	2011	2010
Diamond Jo Dubuque	$5,691	$5,912
Diamond Jo Worth	8,692	8,843
Evangeline Downs	8,579	7,912
Amelia Belle	4,383	3,842
Total property segment operating earnings (1)	27,345	26,509
General corporate	(2,313)	(1,559)
Total Segment operating earnings (1)	25,032	24,950
Gain on settlement (2)	711	-
Depreciation and amortization	(7,222)	(7,367)
Pre-opening expense	(1,057)	(10)
Development expense	-	(48)
Affiliate management fees	(1,540)	(1,435)
Loss on disposal of assets	(34)	(9)
Loss from equity affiliate	(37)	-
Interest income	600	539
Interest expense, net of amounts capitalized	(16,581)	(14,855)
Net (loss) income	$(128)	$1,765
_______________

(1)
Segment operating earnings is defined as net (loss) income plus depreciation and amortization, pre-opening expense, development expense, affiliate management fees, loss on disposal of assets, loss from equity affiliate and interest expense, net of amounts capitalized less interest income and gain on settlement.

(2)	“Gain on settlement” relates to a one time gain on a financial settlement with the predecessor owner of ABC during the three months ended March 31, 2011 and is included in Other revenue.

	Interest Expense, net Three Months Ended March 31,		Depreciation and Amortization Three Months Ended March 31,
	2011	2010	2011	2010
General Corporate	$(16,017)	$(14,223)	$57	$22
Diamond Jo Dubuque	(561)	(578)	2,290	2,243
Diamond Jo Worth	486	480	1,464	1,728
Evangeline Downs	88	3	1,823	1,886
Amelia Belle	1	2	1,588	1,488
Kansas Star	22	-	-	-
Total	$(15,981)	$(14,316)	$7,222	$7,367

	Total Assets
	March 31, 2011	December 31, 2010

General Corporate	$24,286	$42,581
Diamond Jo Dubuque	163,643	164,660
Diamond Jo Worth	81,453	78,733
Evangeline Downs	150,682	142,377
Amelia Belle	112,669	111,454
Kansas Star	137,871	-
Total	$670,604	$539,805

	Cash Expenditures for Additions to Long-Lived Assets
	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010

General corporate	$142	$23
Diamond Jo Dubuque	821	677
Diamond Jo Worth	972	640
Evangeline Downs	1,428	3,412
Amelia Belle	1,076	3,132
Kansas Star	19,977	-
Total	$24,416	$7,884

9. Fair Value of Financial Instruments

The fair value of the Company’s financial instruments consisting of cash and cash equivalents, restricted cash, receivables, and payables approximate their recorded amounts due to the short term nature of the instruments. The fair value and recorded amounts for the Company’s investment available for sale, note receivable and debt instruments at March 31, 2011 and December 31, 2010 are as follows (in thousands):

	March 31, 2011		December 31, 2010
	Fair Value	Recorded Amount	Fair Value	Recorded Amount
Investment available for sale	$18,600	$18,600	$18,592	$18,592
Note receivable	2,620	2,348	2,536	2,302
8⅜% senior secured notes	341,600	319,608	255,000	235,535
10¾% senior unsecured notes	392,275	352,104	331,688	297,997
Senior secured credit facilities	-	-	3,500	3,500
Term loan	4,788	4,788	5,183	5,183
Notes payable, capital lease obligations and other financial instruments	595	595	591	591
Obligation under Minimum Assessment Agreement	24,872	20,406	25,012	20,458

Fair value information is based on current market interest rates and estimates of market conditions for instruments with similar terms, maturities, and degrees of risk.

PENINSULA GAMING, LLC

PENINSULA GAMING CORP.

OFFER TO EXCHANGE

$80,000,000
8⅜% Senior Secured Notes due 2015

and

$50,000,000
10¾% Senior Unsecured Notes due 2017

______________

PROSPECTUS
______________

July 6, 2011

We have not authorized any dealer, salesperson, or other person to give any information or represent anything not contained in this prospectus or the accompanying letter of transmittal.  You must not rely on any unauthorized information or representations.  This prospectus and the accompanying letter of transmittal do not offer to sell or ask you to buy any securities in any jurisdiction where it is unlawful.  The information contained in this prospectus is current as of the date on its cover, and may change after that date.  For any time after the date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct, nor do we imply those things by delivering this prospectus or selling securities to you.

Until October 3, 2011, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.